UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Bradesco
Bradesco

Report on Economic and Financial Analysis

June

2007

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half	YTD

CDI	4.04	3.58	7.76	3.03	2.89	6.00	13.16
Ibovespa	13.44	(3.48)	9.49	2.99	18.74	22.30	48.49
USD – Commercial Rate	(7.19)	(0.37)	(7.54)	(4.10)	(6.05)	(9.90)	(11.00)
IGP-M	0.70	0.71	1.41	1.11	0.34	1.46	3.90
IPCA – IBGE	1.44	0.10	1.54	1.26	0.81	2.08	3.69
TJLP	2.18	1.98	4.20	1.59	1.59	3.20	6.84
TR	0.51	0.47	0.98	0.48	0.39	0.87	1.93
Savings Deposits	2.03	1.98	4.05	1.99	1.91	3.94	8.21
Number of Business Days	63	61	124	62	62	124	249

Indicators	Closing Amount

	2006		2007

	March	June	March	June

USD – Commercial Rate for Sale – (R$)	2.1724	2.1643	2.0504	1.9262
Euro – (R$)	2.6327	2.7681	2.7389	2.6073
Country Risk (Points)	235	246	167	160
Selic – Copom Base Rate (% p.a.)	16.50	15.25	12.75	12.00
Pre-BM&F Rate – 1 year (% p.a.)	14.84	14.78	11.85	10.77

	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

Deposits	2006		2007			2006		2007

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.		1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	Cofins (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio (Basel) (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – Compensation by Selic rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.	(3) Maximum Fixed Assets are applied over Reference Equity.
(4) Cash deposit – Compensation by Reference Rate (TR) + interest of 6.17% p.a.	(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relative to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations,with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as at the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s adhesion to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market value of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments inside and outside Brazil that affect the country.

We cannot control or predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market value of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006 and 1.4% in the 1st half of 2007. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government interventions in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from the Brazilian economic conditions, the investors’ reaction to events in these countries may have an adverse effect in the market value of the Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, specially in United States and European Union countries, may reduce the demand of investors for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our stocks and make harder or even prevent our access to capital markets and our financing in future operations in acceptable conditions.

II

4) Developments in other emerging markets may adversely affect the market value of our stocks and ADSs

The market value of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economy, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market value of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crises in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving, and the laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) Some of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On June 30, 2007 Cidade de Deus – Companhia Comercial de Participações held 48.46% of our common stocks and Fundação Bradesco directly and indirectly held 48.32% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations, which may not be beneficial to our other stockholders.

III

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 8 of this Report.

In terms of materiality, the following 5 items outline the accounting policies deemed as critical, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts and quality of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1% in delinquency ratio expected for our loan operations portfolio in full performance on June 30, 2007, the allowance for loan losses would increase approximately R$44 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in chapter 3 and notes 3e and 10 included in the chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of stocks traded and also may not reflect the “control premiums” resulting from stockholder agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

IV

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in Note 8 included in Chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time as a result of unpredictable occurrences or circumstances, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s taxes on income, see Notes 3f and 34 to our financial statements included in Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans, the choice of useful lives of certain assets and the determination of whether an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

V

Corporate Strategy

We understand that the expansion of the Brazilian economy, jointly with a strong growth of the Brazilian population, will increase the demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position as the largest private bank in Brazil, to expand profitability, maximize value to our stockholders and generate higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be their first option towards their financial services needs. Our goal is to be a “Banco Completo” (All-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as a retail bank, supported by a staff with more than 80 thousand employees, a wide Service Network, including our Branches, Corporate Site Branches, Banco Postal and Bradesco Expresso (Correspondent Banks), besides the ATMs, always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but are also focused on the frequent improvement of products and distribution channels. It is fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in our society.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the “Bank-Insurance Model”, which is a business model of a large banking institution, having as subsidiary an important insurance company, with a view to maintaining our profitability and consolidating our leadership in the insurance industry;
– increase of revenues, profitability and value to our stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– profitability and return to the stockholders by means of improved efficiency ratio;
– maintenance of acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, expanding our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via Banco Postal;

VI

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our Branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate sale, delivery and commercialization platforms; and
– developing varied products, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” for our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branch network, our brokers and dealerships network, distribution services via Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities to insurance underwriting opportunities, according to the risk spread, between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so as to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks; and
  using reinsurance contracts with important reinsurance companies.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned about the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– building our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increasing our revenues from asset management and private pension plans; and
– continuously building our high-income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in asset management.

VII

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs and with satisfactory levels of security. We maintain the commitment of being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to the organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions available. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate the potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increases its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

VIII

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Income	22
Summarized Analysis of the Statement of Income	13	Analysis of the Statement of Income	23
Highlights	15	Comparative Balance Sheet	40
Bradesco’s stocks	18	Equity Analysis	41

2 – Main Information on Statement of Income			53

Consolidated Statement of Adjusted Income	54	Allowance for Doubtful Accounts	67
Profitability	56	Fee and Commission Income	68
Results by Business Segment	58	Administrative and Personal Expenses	69
Change in the Main Items of Statement of Income	58	Operating Efficiency	70
Change in Net Interest Income Items plus		Other Indicators	72
Exchange Adjustment	59
Analysis of the Adjusted Net Interest Income and
Average Rates	60

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	84
Total Assets by Currency and Maturities	76	Checking Accounts	84
Securities	77	Savings Accounts	85
Loan Operations	78	Assets under Management	86

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Banco Bradesco BBI	111
– Insurance Companies (Consolidated)	90	Leasing Companies	113
– Bradesco Saúde	96	Bradesco Consórcios (Consortium Purchase Plans)	115
– Bradesco Auto/RE	98	Bradesco S.A. Corretora de Títulos e
– Bradesco Vida e Previdência	100	Valores Mobiliários	121
– Bradesco Capitalização	104	Bradesco Securities, Inc.	124
Banco Finasa	109

5 – Operational Structure			125

Corporate Organization Chart	126	Customer Service Network	137
Administrative Body	128	Bradesco Day & Night Customer Service Channels	139
Risk Ratings	129	Investments in Infrastructure, Information
Ranking	130	Technology and Telecommunications	146
Market Segmentation	131	Risk Management and Compliance	147
Bradesco Corporate	131	Cards	165
Bradesco Empresas (Middle Market)	132	International Area	169
Bradesco Private	132	Cash Management Solutions	173
Bradesco Prime	133	Qualified Services for Capital Markets	176
Bradesco Varejo (Retail)	134	Business Processes	178
Banco Postal	134	Acknowledgments	181

6 – Social-environmental Responsibility			183

Bradesco Organization and the Social-environmental		Fundação Bradesco	209
Responsibility	184	Social Report	215
Human Resources	191

7 – Independent Auditors’ Report			217

Report of Independent Auditors on Limited Review of Supplementary Accounting Information included in the
Report on Economic and Financial Analysis and in the Social Balance Sheet.			218

8 – Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee Report and Fiscal
Council’s Report			219

Management Report	220	Consolidated Added Value Statement	235
Consolidated Balance Sheet	227	Index of Notes to the Financial Statements	236
Consolidated Statement of Income	231	Notes to the Financial Statements	237
Consolidated Statement of Changes in		Management Bodies	292
Stockholders’ Equity	232	Independent Auditors’ Report	293
Consolidated Statement of Changes in		Summary of the Audit Committee Report	294
Financial Position	233	Fiscal Council’s Report	296
Consolidated Cash Flow	234

Glossary of Technical Terms			297

Cross Reference Index			302

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	IBNR	– Incurred But Not Reported
ABC	– Activity-Based Costing	Ibovespa	– São Paulo Stock Exchange Index
Abecs	– Brazilian Association of Credit Card Companies and Services	Ibracon	– Brazilian Institute of Independent Auditors
ABEL	– Brazilian Association of Leasing Companies	IBRE	– Brazilian Economy Institute
ABM	– Activity-Based Management	IEO	– Operating Efficiency Ratio
ACC	– Advances on Foreign Exchange Contracts	IFC	– International Finance Corporation
ADR	– American Depositary Receipt	IFT	– Quarterly Financial Information
ADS	– American Depositary Share	IGP-DI	– General Price Index – Internal Availability
ADVB	– Association of Sales and Marketing Managers of Brazil	IGP-M	– General Price Index – Market
Anbid	– National Association of Investment Banks	Inmetro	– National Institute of Metrology, Standardization
ANS	– National Agency for Supplementary Healthcare		and Industrial Quality
AP	– Personal Accident	INSS	– Social Security National Institute
Apimec	– Association of the Capital Markets Investment Analysts and	IPCA	– Extended Consumer Price Index
	Professionals	IPO	– Initial Public Offering
Bacen	– Brazilian Central Bank	IPTU	– Municipal Real Estate Tax
BDR	– Brazilian Depositary Receipt	IR	– Income Tax
BM&F	– Mercantile and Futures Exchange	IRRF	– Withholding Income Tax
BNDES	– National Bank for Economic and Social Development	ISO	– International Standard Organization
Bovespa	– São Paulo Stock Exchange	ISE	– Corporate Sustainability Index
CBLC	– Brazilian Settlement and Custody Company	ISS	– Tax on Services
CDB	– Bank Deposit Certificate	IT	– Information Technology
CDC	– Consumer Sales Financing	JCP	– Interest on Own Capital
CDI	– Interbank Deposit Certificate	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
CEF	– Federal Savings Bank	MBA	– Master of Business Administration
CETIP	– Clearing House for the Custody and Financial Settlement of	MUFG	– Mitsubishi UFJ Financial Group
	Securities	NBR	– Registered Brazilian Rule
CIAB	– Information Technology Congress and Exposition of the	NPL	– Non-Performing Loans
	Financial Institutions	NYSE	– New York Stock Exchange
CMN	– National Monetary Council	OHSAS	– Occupational Health and Safety Assessment Series
CNSP	– National Private Insurance Council	OIT	– International Labor Organization
Cobit	– Control Objectives for Information and Related Technology	ON	– Common Stocks
Cofins	– Contribution for Social Security Financing	ONG	– Non-Governmental Organization
Conanda	– National Council for the Rights of Children and Adolescents	PAA	– Advanced Service Branch
Copom	– Monetary Policy Committee	PAB	– Banking Service Branch
Cosif	– Chart of Accounts for National Financial System Institutions	PAE	– Electronic Service Branch in Companies
COSO	– Committee of Sponsoring Organizations	PDD	– Allowance for Doubtful Accounts
CPMF	– Provisory Contribution on Financial Transactions	PGBL	– Unrestricted Benefits Generating Plan
CRI	– Certificate of Real Estate Receivables	PIS	– Social Integration Program
CS	– Social Contribution	PL	– Stockholders’ Equity
CVM	– Brazilian Securities Commission	PLR	– Employee Profit Sharing
DJSI	– Dow Jones Sustainability World Index	PN	– Preferred Stocks
DPV	– Available for Sale (Securities)	PPNG	– Unearned Premiums Provisions
DPVAT	– Compulsory Vehicle Insurance	PTRB	– Online Tax Payment
DR	– Depositary Receipt	RCF	– Optional Third-Party Liability
DRE	– Statement of Income for the Year	RE	– Basic lines (of Insurance Products)
DTVM	– Securities Dealer	ROA	– Return on Assets
DVA	– Value-Added Statement	ROAA	– Return on Average assets
EPE	– Specific Purpose Entities	ROAE	– Return on Average Equity
ERP	– Enterprise Resource Planning	ROE	– Return on Stockholders’ Equity
EXIM	– Export and Import – BNDES Financing Line	SA 8000	– Social Accountability
Fenaprevi	– National Federation of Life and Private Pension Plans	SAP	– Systems Applications and Products
FGV	– Getulio Vargas Foundation	SBPE	– Brazilian Savings and Loan System
FIA	– Management Institute Foundation	Sebrae	– Brazilian Micro and Small Business Support Service
FIDC	– Credit Right Funds	SEC	– U.S. Securities and Exchange Commission
FIE	– Exclusive Investment Fund	Selic	– Special Clearance and Custody System
Finabens	– Financing Line of other Assets and Services	SESI	– National Industry Social Service
Finame	– Fund for Financing the Acquisition of Industrial Machinery	SFH	– National Housing System
	and Equipment	Sipat	– Internal Week of Labor Accident Prevention
FIPE	– Economic Research Institute Foundation	Susep	– Superintendence of Private Insurance
Fipecafi	– Accounting, Actuarial and Financial Research Institute	TJLP	– Long-term Interest Rate
	Foundation	TR	– Reference Rate
FlRN	– Floating Rate Note	TVM	– Securities
FxRN	– Fixed Rate Note	UN	– United Nations
IBGE	– Brazilian Institute of Geography and Statistics	VaR	– Value at Risk
Ibmec	– Brazilian Capital Markets Institute	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Net Income

The Reported Net Income of 2Q07 was impacted by some extraordinary events. Thus, in order to enable a better analysis and comparability between the periods, we present below the Reported Net Income statement, without considering such extraordinary events (Adjusted Net Income).

	R$ million

	2007

	1st Qtr.	2nd Qtr.	1st Half

Reported Net Income	1,705	2,302	4,007
Extraordinary Events in the Period:
(-) Total Sale of Investment in Arcelor	–	(354)	(354)
(-) Partial Sale of Investment in Serasa	–	(599)	(599)
(+) Full Goodwill Amortization (1)	–	182	182
(+) Civil Provision (2)	–	74	74
(-) Activated Tax Credit of Previous Periods	–	(41)	(41)
(+) Fiscal Effects	–	237	237
Adjusted Net Income	1,705	1,801	3,506

(1) It refers to the full goodwill amortization calculated in the 2nd quarter by the acquisition of investments basically represented by Josema Administração e Participação S.A. (Parent company of Credifar S.A. Crédito, Financiamento e Investimento); and

(2) Related to Economic Plans – Restitution of Excluded Indices.

Returns on Stockholders’ Equity – Adjusted Net Income – in percentage

	2007

	1st Qtr.	2nd Qtr.	1st Half

Return on Equity – ROE	28.9	28.9	27.1
Return on Average Equity – ROAE	30.2	29.5	28.8

Return on Equity – ROE (without mark-to-market adjustment – TVM and Derivatives)	31.5	31.3	29.3
Return on Average Equity – ROAE (without mark-to-market adjustment – TVM and Derivatives)	32.6	32.9	31.5

Return on Equity – ROE (straight-line calculation)	26.2	26.2	25.5
Return on Average Equity – ROAE (straight-line calculation)	27.2	26.7	27.0

Return on Assets – ROA	2.4	2.5	2.4
Return on Total Average Assets – ROAA	2.5	2.5	2.5

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortizations – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring the better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income, which is obtained from a series of adjustments made on the Adjusted Statement of Income. We point out that the Statement of Recurring Income will be the basis used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Adjusted Statement of Income, the respective adjustments and the Statement of Recurring Income.

1H06 x 1H07 – R$ million

	1H06			1H07								Variation

	Reported Statement of Income	Adjustments	Adjusted Statement of Income	Reported Statement of Income	Adjustments						Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)			Arcelor (2)	Serasa (3)	Goodwill (4)	Civil Provision (5)	Tax Credit (6)	Fiscal Hedge (1)

Net Interest Income (a)	10,220	(295)	9,925	11,589	(354)	–	–	–	–	(512)	10,723	798	8.0
Allowance for Doubtful Accounts – PDD (b)	(2,054)	–	(2,054)	(2,504)	–	–	–	–	–	–	(2,504)	(450)	21.9
Intermediation Gross Income	8,166	(295)	7,871	9,085	(354)	–	–	–	–	(512)	8,219	348	4.4
Insurance, Private Pension Plan and Certificated Savings Plans
Operating Income	355	–	355	357	–	–	–	–	–	–	357	2	0.6
Fee and Commission Income (c)	4,131	–	4,131	5,168	–	–	–	–	–	–	5,168	1,037	25.1
Personnel Expenses (d)	(2,888)	–	(2,888)	(3,109)	–	–	–	–	–	–	(3,109)	(221)	7.7
Other Administrative Expenses (d)	(2,692)	–	(2,692)	(3,184)	–	–	–	–	–	–	(3,184)	(492)	18.3
Tax Expenses (d)	(1,078)	37	(1,041)	(1,231)	–	–	–	–	–	64	(1,167)	(126)	12.1
Other Operating Income/Expenses	(1,408)	–	(1,408)	(1,848)	–	–	182	74	–	–	(1,592)	(184)	13.1
Operating Income	4,586	(258)	4,328	5,238	(354)	–	182	74	–	(448)	4,692	364	8.4
Non-Operating Income	(20)	–	(20)	601	–	(599)	–	–	–	–	2	22	–
IR/CS and Minority Interest	(1,434)	258	(1,176)	(1,832)	120	204	(62)	(25)	(41)	448	(1,188)	(12)	1.0
Net Income	3,132	–	3,132	4,007	(234)	(395)	120	49	(41)	–	3,506	374	11.9

(1) the partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of the hedge strategy.
(2) positive result recorded in the sale of our share in Arcelor in the 2nd quarter of 2007;
(3) positive result recorded in the sale of part of our share in Serasa, in the 2nd quarter of 2007;
(4) full goodwill amortization in subsidiaries in the 2nd quarter of 2007;
(5) constitution of civil provision related to Economic Plans – Restitution of Excluded Indices; and
(6) activation of the fiscal credits of previous periods

Bradesco’s Net Income in 1H07 reached R$3,506 million, accounting for an 11.9% increase in relation to Net Income of the same period of the previous year. Bradesco’s Stockholders’ Equity amounted to R$27,515 million as of June 30, 2007, equivalent to a 28.2% increase compared to the balance as of June 30, 2006. Consequently, the annualized return on Average Stockholders’ Equity (ROAE) reached 28,8%. Total consolidated assets reached R$290,568 million as of June 30, 2007, accounting for a 24.7% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in 1H07, was 2.5% . Earnings per stock reached R$1.75.

The main items influencing net income in 1H07, compared to the previous period, can be seen below:

(a) Net Interest Income – R$798 million

Such growth is mainly due to “interest” component, with a share of R$823 million (R$1,848 million due to the increase in business volume, and R$1,025 million to the decrease in spreads), pointing out a 19.0% increase in the volume of loan operations for individuals carried out in the twelve-month period ended on June 30, 2007, mainly concerned with consumer sales and personal loan financing, the spread of which is higher if compared to corporate loans.

(b)Allowance for Doubtful Accounts – R$(450) million

The variation is mostly due to a 22.1% increase in the volume of loan operations in the twelve-month period ended on June 30, 2007, pointing out the individual client operations, mainly under the type “consumer financing”, with an increase of 24.0%, which, in view of its specific characteristic requires, a higher volume of provision.

(c) Fee and Commission Income – R$1,037 million

The increase in the period is mainly due to a higher volume of operations and to Amex Brasil consolidation, pointing out the items “Card Income” R$435 million, “Loan Operations” R$170 million, “Checking Accounts” R$152 million, “Assets under Management” R$70 million, “Charging” R$52 million, “Custody and Brokerage Services” R$29 million and “Collections” R$16 million.

(d)Personnel, Administrative and Tax Expenses – R$(839) million

Out of such amount, R$221 million of personnel expenses is due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2006 (3.5%); (ii) higher PLR expenses R$68 million; (iii) the consolidation of Amex Brasil and Fidelity R$77 million; mitigated by: (iv) lower expenses with provision for labor proceedings R$44 million.

The R$492 million of other administrative expenses basically refers to: (i) the effects on increased volume of business; (ii) the investments in the improvement and optimization of the technological platform; and (iii) contractual adjustments in the period.

The R$126 million of tax expenses derives basically from (i) the increase in PIS/Cofins expenses R$65 million, due to the increase in taxable income; (ii) the increase in ISS expenses R$26 million; and (iii) the higher CPMF expenses R$15 million.

1Q07 x 2Q07 – R$ million

	1Q06			1Q07								Variation

	Reported Statement of Income	Adjustments	Adjusted Statement of Income	Reported Statement of Income	Adjustments						Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)			Arcelor (2)	Serasa (3)	Goodwill (4)	Civil Provision (5)	Tax Credit (6)	Fiscal Hedge (1)

Net Interest Income (a)	5,231	(212)	5,019	6,358	(354)	–	–	–	–	(300)	5,704	685	13.6
Allowance for Doubtful Accounts – PDD (b)	(1,160)	–	(1,160)	(1,344)	–	–	–	–	–	–	(1,344)	(184)	15.9
Intermediation Gross Income	4,071	(212)	3,859	5,014	(354)	–	–	–	–	(300)	4,360	501	13.0
Insurance, Private Pension Plans and Certificated Savings Plans
Operating Income (c)	241	–	241	116	–	–	–	–	–	–	116	(125)	(51.9)
Fee and Commission Income (d)	2,559	–	2,559	2,609	–	–	–	–	–	–	2,609	50	2.0
Personnel Expenses (e)	(1,460)	–	(1,460)	(1,649)	–	–	–	–	–	–	(1,649)	(189)	12.9
Other Administrative Expenses (e)	(1,540)	–	(1,540)	(1,644)	–	–	–	–	–	–	(1,644)	(104)	6.8
Tax Expenses (e)	(612)	27	(585)	(619)	–	–	–	–	–	37	(582)	3	(0.5)
Other Operating Income/Expenses	(793)	–	(793)	(1,055)	–	–	182	74	–	–	(799)	(6)	0.8
Operating Income	2,466	(185)	2,281	2,772	(354)	–	182	74	–	(263)	2,411	130	5.7
Non-Operating Income	(3)	–	(3)	604	–	(599)	–	–	–	–	5	8	–
IR/CS and Minority Interest	(758)	185	(573)	(1,074)	120	204	(62)	(25)	(41)	263	(615)	(42)	7.3
Net Income	1,705	–	1,705	2,302	(234)	(395)	120	49	(41)	–	1,801	96	5.6

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.
(2) positive result recorded in the sale of our share in Arcelor in the 2nd quarter of 2007;
(3) positive result recorded in the sale of part of our share in Serasa, in the 2nd quarter of 2007;
(4) full goodwill amortization in subsidiaries in the 2nd quarter of 2007;
(5) constitution of civil provision related to Economic Plans – Restitution of Excluded Indices; and
(6) activation of the fiscal credits of previous periods.

In the 2nd quarter of 2007, Bradesco’s Net Income reached R$1,801 million, which corresponds to a 5.6% growth when compared to the 1st quarter of 2007. Bradesco’s Stockholders’ Equity amounted to R$27,515 million on June 30, 2007, an 5.7% increase in relation to March 31, 2007. Total consolidated assets reached R$290,568 million as of June 30, 2007, growing 3.1% in the quarter.

The main items influencing net income in the 2nd quarter of 2007 compared to the previous quarter can be seen below:

(a) Net Interest Income – R$685 million

Such variation is due to the growth in the “non-interest” income in the amount of R$463 million, in view of the higher TVM and treasury gains in 2Q07 and the increase in the result of interest -bearing operations in the amount of R$222 million (R$283 million due to the increase in business volume, especially due to consumer financing operations, and R$61 million to the decrease in spreads) .

(b)Allowance for Doubtful Accounts – R$(184) million

The increase of the expense in 2Q07 is consistent with the growth of our loan portfolio (by R$6,718 million or 6.6%) and mainly with the growth in operations with individual clients, which, due to its characteristic, requires higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations –R$(125) million

The variation is basically due to the higher recording of technical provision in the traditional pension plan and “PGBL/Traditional” and “VGBL” products.

(d)Fee and Commission Income – R$50 million

The increase is mostly due to an expansion in the volume of operations in the quarter, reflecting substantially in the following items: “Loan Operations” R$27 million; and “Card Income” R$24 million.

(e) Personnel, Administrative and Tax Expenses – R$(290) million

Out of this amount, R$189 million of personnel expenses is due to: (i) the increase in expenses with provisions for labor proceedings in the amount of R$73 million; (ii) the increase in the PLR expense in the amount of R$10 million; and (iii) the higher expenses incurred this quarter as compared to the previous one due to the concentration of vacation in the 1st quarter.

The R$104 million of other administrative expenses refers basically to higher expenses with: (i) “Third -party Services” R$40 million; (ii) “Advertising” R$22 million; (iii) “Communication” R$12 million; and (iv) “Data Processing” R$9 million.

Highlights

Income

	R$ million

	1st Half		Variation	2007		Variation

	2006	2007	%	1st Qtr.	2nd Qtr.	%

Adjusted Net Interest Income	9,925	10,723	8.0	5,019	5,704	13.6
Allowance for Doubtful Accounts Expenses	2,054	2,504	21.9	1,160	1,344	15.9
Fee and Commission Income	4,131	5,168	25.1	2,559	2,609	2.0
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	6,746	7,449	10.4	3,606	3,843	6.6
Personnel Expenses	2,888	3,109	7.7	1,460	1,649	12.9
Other Administrative Expenses	2,692	3,184	18.3	1,540	1,644	6.8
Operating Income	4,328	4,692	8.4	2,281	2,411	5.7
Adjusted Net Income	3,132	3,506	11.9	1,705	1,801	5.6

Balance Sheet

	R$ million

	June		Variation	2007		Variation

	2006	2007	%	March	June	%

Total Assets	232,935	290,568	24.7	281,944	290,568	3.1
Securities and Derivative Financial Instruments	70,382	103,577	47.2	97,534	103,577	6.2
Loan and Leasing Operations	88,643	108,191	22.1	101,473	108,191	6.6
Permanent Assets	5,779	3,498	(39.5)	3,557	3,498	(1.7)
Deposits	78,356	82,601	5.4	84,162	82,601	(1.9)
Borrowings and Onlendings	15,485	19,165	23.8	18,634	19,165	2.8
Technical Provisions	43,947	52,900	20.4	50,653	52,900	4.4
Stockholders’ Equity	21,461	27,515	28.2	26,029	27,515	5.7

Change in Number of Outstanding Stocks

	ON	PN	Total

Number of Outstanding Stocks on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks Acquired and not Cancelled	(28,800)	(366,400)	(395,200)
100% Bonus	500,042,656	500,637,068	1,000,679,724
Number of Outstanding Stocks on June 30, 2007	1,000,085,312	1,001,082,136	2,001,167,448

Stock Performance (*)

	R$

	1st Half		Variation	2007		Variation

	2006	2007	%	1st Qtr.	2nd Qtr.	%

Net Income per Stock	1.60	1.75	9.4	0.85	0.90	5.9

Dividends/JCP per Stock– Common (after Income Tax)	0.474	0.588	24.1	0.243	0.345	42.0
Dividends/JCP per Stock – Preferred (after Income Tax)	0.522	0.647	23.9	0.268	0.379	41.4

Book Value per Stock (Common and Preferred)	10.96	13.75	25.5	13.01	13.75	5.7

Last Business Day Price – Common	31.99	48.75	52.4	41.45	48.75	17.6
Last Business Day Price – Preferred	33.85	46.74	38.1	42.00	46.74	11.3

Market Value (R$ million) (**)	64,473	95,545	48.2	83,507	95,545	14.4

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied to 1H06.
(**) Number of stocks (disregarding the treasury stocks) x closing price of Common and Preferred stocks of the last day of the period.

Cash Generation (*)

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	1,530	1,602	3,132	1,705	1,801	3,506
Equity in the Earnings of Affiliated Companies	(5)	(30)	(35)	(12)	(4)	(16)
Allowance for Doubtful Accounts	938	1,116	2,054	1,160	1,344	2,504
Allowance/Reversal for Mark-to-Market Adjustment	16	35	51	–	1	1
Depreciation and Amortization	109	114	223	133	133	266
Goodwill Amortization	119	314	433	–	–	–
Other	28	(25)	3	17	17	34
Total	2,735	3,126	5,861	3,003	3,292	6,295

(*) It considers the Adjusted Net Income.

Added Value with Hedge Adjustment and without Extraordinary Events

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Added Value (A+B+C)	4,138	4,094	8,232	4,320	4,645	8,965
A – Gross Income from Financial Intermediation	4,037	3,835	7,872	3,859	4,360	8,219
B – Fee and Commission Income	2,040	2,091	4,131	2,559	2,609	5,168
C – Other Operating Income/Expenses	(1,939)	(1,832)	(3,771)	(2,098)	(2,324)	(4,422)

Distribution of Added Value (D+E+F+G)	4,138	4,094	8,232	4,320	4,645	8,965
D – Employees	1,246	1,286	2,532	1,278	1,444	2,722
E – Government	1,362	1,206	2,568	1,337	1,400	2,737
F – JCP/Dividends to Stockholders (paid and
provisioned)	539	609	1,148	601	796	1,397
G – Profit Reinvestment	991	993	1,984	1,104	1,005	2,109

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	30.1	31.3	30.8	29.6	31.1	30.4
Government	32.9	29.5	31.2	30.9	30.2	30.5
JCP/Dividends to Stockholders (paid and provisioned)	13.0	14.9	13.9	13.9	17.1	15.6
Profit Reinvestments	24.0	24.3	24.1	25.6	21.6	23.5

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2006		2007

	March	June	March	June

Stockholders’ Equity + Minority Stockholders	20,447	21,516	26,090	27,577
Subordinated Debts	8,549	9,650	9,550	10,351
Tax Credits	(149)	(149)	(79)	(79)
Exchange Membership Certificates	(73)	(78)	(88)	(96)
Other Adjustments	–	–	(26)	(107)
Reference Equity (A) (*)	28,774	30,939	35,447	37,646
Permanent Assets	8,608	10,170	9,342	10,238
Fixed Assets and Leasing	(3,713)	(4,301)	(5,702)	(6,664)
Unrealized Leasing Losses	(97)	(106)	(100)	(104)
Other Adjustments	(788)	(689)	517	(274)
Total Fixed Assets (B) (*)	4,010	5,074	4,057	3,196
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	13.9	16.4	11.4	8.5
Margin	10,377	10,396	13,666	15,627

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per Bacen resolution 2,283.

Highlights

Performance Ratios (annualized) – in percentage

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on Stockholders’ Equity (total)	33.6	33.4	31.3	28.9	28.9	27.1
Return on Stockholders’ Equity (average)	34.6	35.0	33.4	30.2	29.5	28.8

Return on Stockholders’ Equity (total) without mark-to-market
adjustment – TVM and Derivatives	34.5	34.4	32.2	31.5	31.3	29.3
Return on Stockholders’ Equity (average) without mark-to-
market adjustment – TVM and Derivatives	35.8	35.8	34.3	32.6	32.9	31.5

Return on Stockholders’ Equity (total) – straight-line calculation	30.0	29.9	29.2	26.2	26.2	25.5
Return on Stockholders’ Equity (average) – straight-line calculation	30.8	31.2	31.0	27.2	26.7	27.0

Return on Total Assets (total)	2.9	2.8	2.7	2.4	2.5	2.4
Return on Total Assets (average)	2.9	2.9	2.9	2.5	2.5	2.5

Stockholders’ Equity on Total Assets	9.4	9.2	9.2	9.2	9.5	9.5

Capital Adequacy Ratio (Basel) – Financial Consolidated	19.0	18.7	18.7	17.8	18.2	18.2
Capital Adequacy Ratio (Basel) – Total Consolidated	16.7	16.5	16.5	15.7	16.1	16.1

Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	42.6	48.0	48.0	49.2	47.4	47.4
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	13.9	16.4	16.4	11.4	8.5	8.5

Expanded Combined Ratio – Insurance	86.0	85.4	85.0	87.6	90.3	89.0

Efficiency Ratio (12 months accumulated)	44.1	43.2	43.2	42.1	42.0	42.0

Market Share – Consolidated – in percentage

	2006		2007

	March	June	March	June

Banks – Source: Bacen
Time Deposit	9.1	9.8	9.4	N/D
Savings Deposit	15.3	14.8	14.2	N/D
Demand Deposit	17.4	17.3	17.5	N/D
Loan Operations	12.8	12.7	12.4	12.5(**)
Number of Branches	16.9	16.8	16.7	16.7(*)

Banks – Source: Anbid
Investment Funds + Portfolios	14.9	15.2	14.5	14.3

Banks – Source: Federal Revenue Secretariat
CPMF	19.8	20.0	19.7	19.5

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	24.6	24.6	24.4	24.8(***)
Insurance Premiums (including VGBL)	24.7	24.7	24.4	25.4(***)
Income on VGBL Premiums	43.6	42.7	43.6	41.3(*)
Revenues from Pension Plans Contributions (excluding VGBL)	28.3	28.6	29.0	31.5(*)
Revenues from Certificated Savings Plans	19.5	19.6	19.0	20.0(*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	37.5	37.3	36.8	36.4(***)

Insurance and Private Pension Plans – Source: Fenaprevi
Revenues from PGBL Contributions	28.9	33.1	30.9	29.1(*)
Private Pension Plans Investment Portfolios (including VGBL)	43.2	43.0	41.4	41.5(*)

Credit and Debit Card – Source: Abecs
Credit and Debit Card Revenue	14.5	15.3	18.8	18.6

Leasing – Source: Abel
Active Operations	11.5	11.8	11.0	11.1(*)

Banco Finasa – Source: Bacen
Finabens (Portfolio)	20.6	20.1	18.8	17.8
Auto (Portfolio) – This includes Banco Bradesco	27.0	26.4	25.4	25.9

Consortia – Source: Bacen
Real Properties	23.1	25.4	25.9	26.1(*)
Auto	16.4	18.3	20.0	20.2(*)
Trucks, Tractors and Agricultural Implements	3.2	5.0	6.3	6.5(*)

International Area – Source: Bacen
Export Market	23.1	22.6	20.1	20.8(**)
Import Market	14.7	14.5	16.6	16.6(**)

(*) Reference date: May 2007, except for Consortia, whose reference date is April 2007.
(**) Previous data.
(***) Reference date: May 2007. Definitive data of Susep and estimated data of ANS.
ND – Not available

Highlights

Other Information

	2007		Variation	June		Variation

	March	June	%	2006	2007	%

Funding and Assets Managed – in R$ million	406,970	421,602	3.6	343,628	421,602	22.7
Number of Employees	79,686	80,287	0.8	75,295	80,287	6.6
Number of Branches	3,015	3,031	0.5	2,993	3,031	1.3
Checking Account Holders – thousand	16,627	16,930	1.8	16,629	16,930	1.8
Savings Account Holders – thousand	31,329	31,330	–	32,407	31,330	(3.3)
Debit and Credit Card Base – million	60.2	63.2	5.0	52.5	63.2	20.4

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					2007

	2002	2003	2004	2005	2006	March	June

Common	863,212	958,036	953,405	978,900	1,000,143	1,000,085	1,000,085
Preferred	850,244	944,328	944,327	979,878	1,001,623	1,001,274	1,001,082
Subtotal – Outstanding Stocks	1,713,456	1,902,364	1,897,732	1,958,778	2,001,766	2,001,359	2,001,167
Treasury Stocks	5,878	344	–	464	758	962	1,154
Total	1,719,334	1,902,708	1,897,732	1,959,242	2,002,524	2,002,321	2,002,321

(*) For comparison purposes, 100% stock bonuses occurred in 2005 and 2007, which were applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On June 30, 2007, Bradesco’s capital stock was R$18 billion, composed of 2,002,321,048 stocks, of which 1,000,866,112 are common and 1,001,454,936 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company Cidade de Deus Participações, which directly holds 48.46% of our voting capital and 24.33% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 126).

Number of Stockholders – Domiciled in the Country and Abroad

	December					2007

	2002	2003	2004	2005	2006	March	June

Individuals	2,153,800	2,158,808	1,254,044	1,244,572	1,248,275	1,253,542	1,250,814
Corporate	179,609	180,559	116,894	116,225	116,040	116,276	116,025
Subtotal of Residents in the Country	2,333,409	2,339,367	1,370,938	1,360,797	1,364,315	1,369,818	1,366,839
Residents Abroad	373	465	3,780	3,701	3,689	3,688	3,688
Total	2,333,782	2,339,832	1,374,718	1,364,498	1,368,004	1,373,506	1,370,527

Concerning Bradesco’s stockholders, domiciled in the country and overseas, on June 30, 2007, 1,366,839 stockholders were domiciled in Brazil, accounting for 99.73% of total stockholders’ base and holding 72.18% of Bradesco’s outstanding stocks. Whereas the number of stockholders living abroad was 3,688, representing 0.27% of total stockholders’ base and holding 27.82% of Bradesco’s outstanding stocks.

Bradesco’s Stocks

Market Value – R$ million

N.B.: the market value considers the closing quotation of the preferred and common stocks multiplied by the respective number of stocks.

Market Value / Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.

Formula used: number of common and preferred stocks multiplied by the closing price of common and preferred stocks of the last business day of the period. The amount is divided by the accounting stockholders’ equity of the period.

Dividend Yield – in percentage (accumulated over the past 12 months)

Dividend Yield: is the ratio between the dividends and/or interest on own capital distributed to stockholders over the past 12 months and the stock price, indicating the investors’ return related to profit sharing.

Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR) over the past 12 months, which is divided by the preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.

Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (accumulated over the past 12 months) (*)

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied for previous years, and in 2005 there was also a 100% stock bonus, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting, and for the years prior to 2003, they were divided by 10,000 in view of their reverse split. Adjusted Net Income was used.

Appreciation Index (in percentage) – Bradesco PN (BBDC4) x Ibovespa

Source: Economática

Bradesco Stock Performance

Bradesco’s preferred stocks appreciated by 11.8% (adjusted by dividends), whereas Ibovespa had accrued gains of 18.7% in 2Q07. In 1H07, the accrued performance of Bradesco’s preferred stocks appreciated by 8.8% (adjusted by dividends), whereas Ibovespa increased by 22.3% .

The 2nd quarter of 2007 was marked by a favorable international scenario, as the main world markets renewed their maximum historical performances, partially due to the good performance of the United States’ economy. In Brazil, two rating agencies, in May, increased the sovereign ceiling to a level below the investment rate, which also contributed to a good performance of the market.

Statement of Income

	R$ million

	1st Half		Variation	2007		Variation

	2006	2007	%	1st Qtr.	2nd Qtr.	%

Revenues from Financial Intermediation	18,475	19,191	3.9	9,313	9,878	6.1
Loan Operations	9,684	9,931	2.6	4,936	4,995	1.2
Leasing Operations	286	385	34.6	192	193	0.5
Securities Transactions	2,580	3,049	18.2	1,482	1,567	5.7
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	3,456	3,544	2.5	1,685	1,859	10.3
Derivative Financial Instruments	1,328	1,358	2.3	553	805	45.6
Foreign Exchange Transactions	464	293	(36.9)	149	144	(3.4)
Compulsory Deposits	677	631	(6.8)	316	315	(0.3)
Expenses From Financial Intermediation
(not including PDD)	8,550	8,468	(1.0)	4,294	4,174	(2.8)
Market Funding Operations	5,553	5,616	1.1	2,885	2,731	(5.3)
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	1,958	2,141	9.3	1,043	1,098	5.3
Borrowings and Onlendings	1,035	706	(31.8)	364	342	(6.0)
Leasing Operations	4	5	25.0	2	3	50.0
Net Interest Income	9,925	10,723	8.0	5,019	5,704	13.6
Allowance for Doubtful Accounts	(2,054)	(2,504)	21.9	(1,160)	(1,344)	15.9
Gross Income from Financial Intermediation	7,871	8,219	4.4	3,859	4,360	13.0
Other Operating Income (Expense)	(3,543)	(3,527)	(0.5)	(1,578)	(1,949)	23.5
Fee and Commission Income	4,131	5,168	25.1	2,559	2,609	2.0
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	355	357	0.6	241	116	(51.9)
(+) Net Premiums Issued	8,646	9,856	14.0	4,801	5,055	5.3
(-) Reinsurance Premiums and Redeemed
Premiums	(1,900)	(2,407)	26.7	(1,195)	(1,212)	1.4
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	6,746	7,449	10.4	3,606	3,843	6.6
Retained Premiums from Insurance	3,899	4,040	3.6	1,953	2,087	6.9
Private Pension Plans Contributions	2,181	2,664	22.1	1,310	1,354	3.4
Income on Certificated Savings Plans	666	745	11.9	343	402	17.2
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings
Plans	(1,045)	(1,760)	68.4	(663)	(1,097)	65.5
Variation in Technical Provisions for Insurance	(386)	(505)	30.8	(214)	(291)	36.0
Variation in Technical Provisions for Private
Pension Plans	(653)	(1,277)	95.6	(461)	(816)	77.0
Variation in Technical Provisions for Certificated
Savings Plans	(6)	22	–	12	10	(16.7)
Retained Claims	(2,985)	(2,931)	(1.8)	(1,428)	(1,503)	5.3
Certificated Savings Plans Draws and Redemptions	(573)	(654)	14.1	(301)	(353)	17.3
Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(494)	(522)	5.7	(260)	(262)	0.8
Insurance Products Selling Expenses	(401)	(414)	3.2	(206)	(208)	1.0
Private Pension Plans Selling Expenses	(86)	(100)	16.3	(49)	(51)	4.1
Certificated Savings Plans Selling Expenses	(7)	(8)	14.3	(5)	(3)	(40.0)
Expenses with Private Pension Plans Benefits and
Redemptions	(1,294)	(1,225)	(5.3)	(713)	(512)	(28.2)
Personnel Expenses	(2,888)	(3,109)	7.7	(1,460)	(1,649)	12.9
Other Administrative Expenses	(2,692)	(3,184)	18.3	(1,540)	(1,644)	6.8
Tax Expenses	(1,041)	(1,167)	12.1	(585)	(582)	(0.5)
Equity in the Earnings of Affiliated Companies	35	16	(54.3)	12	4	(66.7)
Other Operating Income	571	636	11.4	337	299	(11.3)
Other Operating Expenses	(2,014)	(2,244)	11.4	(1,142)	(1,102)	(3.5)
Operating Income	4,328	4,692	8.4	2,281	2,411	5.7
Non-Operating Income	(20)	2	–	(3)	5	–
Income before Taxes and Profit Sharing	4,308	4,694	9.0	2,278	2,416	6.1
Taxes on Income	(1,171)	(1,183)	1.0	(570)	(613)	7.5
Minority Interest in Consolidated Subsidiaries	(5)	(5)	–	(3)	(2)	(33.3)
Net Income	3,132	3,506	11.9	1,705	1,801	5.6
Annualized Return on Stockholders’ Equity (%)	31.3	27.1	–	28.9	28.9	–

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
9,966	10,311	3.5	5,126	5,185	1.2

In the period, income was up mainly a result of: (i) the increase in the volume of the loan portfolio, which totaled R$108,191 in June/07 against R$88,643 in June/06, i.e., a 22.1% increase, particularly in the corporate portfolio, with an increase of 24.3%, focusing on “BNDES Onlending”, “Guaranteed Account”, “Operations Abroad” and “Working Capital” products. In the individual portfolio, the growth was 19.0%, with focus on the products connected to consumer financing; which was partially affected by; (ii) higher exchange loss variation of 9.9% in 1H07, against an exchange loss variation of 7.5% in 1H06, affecting foreign currency indexed and/or denominated operations, which comprise 10.1% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts – ACC); and (iii) de crease in average interest rates, observing the 6.0% CDI variation in 1H07, against 7.8% in 1H06.

The variation in income in the quarter was mainly due to: (i) an increase of 6.6% in the loan portfolio volume, which reached the amount of R$108,191 in June/07, against R$101,473 in March/07, considering that in the corporate portfolio there was an increase of 6.1%, with focus on “Operations Abroad”, “Working Capital” and “BNDES Onlending” products, whereas in the individual portfolio the increase was 7.4%, with focus on products linked to consumer financing, which was partially mitigated: (ii) by the drop in the average interest rates, observing the 2.9% CDI variation in 2Q07, against 3.0% in 1Q07; and (iii) by the higher exchange loss variation of 6.1% in 2Q07, against exchange loss variation of 4.1% in 1Q07, affecting our foreign currency indexed and/or denominated operations, comprising 10.1% of total Loan and Leasing Operations, basically d erived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts – ACC).

Income from Operations with Securities (TVM) and Derivative Financial Instruments

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
3,908	4,407	12.8	2,035	2,372	16.6

The increase in income in the period is practically due to: (i) the increase in the portfolio’s average volume; which was partially offset by: (ii) the higher exchange loss variation of 9.9% in 1H07, against an exchange loss variation of 7.5% in 1H06, impacting on the foreign currency indexed and/or denominated operations, comprising 6.3% of the portfolio; (iii) the lower “non-interest” income R$194; and (iv) the reduction in the average interest rates, observing the 6.0% CDI variation in 1H07, against 7.8% in 1H06.

The variation in income in the quarter is mainly due to: (i) the increase in the portfolio’s average volume; (ii) the higher “non-interest” income gains of R$376; partially offset by: (iii) the higher exchange loss variation of 6.1% in 2Q07, against exchange loss variation of 4.1% in 1Q07, impacting on the foreign currency indexed and/or denominated operations, comprising 6.3% of the portfolio; and (iv) the reduction in the average interest rates, observing the 2.9% CDI variation in 2Q07, against 3.0% in 1Q07.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
3,456	3,544	2.5	1,685	1,859	10.3

The variation in the period was basically due to: (i) the increase in the portfolio’s average volume; (ii) the higher IGP-M variation of 1.5% in 1H07, against 1.4% in 1H06; partially offset: (iii) by the reduction in the average interest rates, observing the 6.0% CDI variation in 1H07, against 7.8% in 1H06; and (iv) the lower “non-interest” income of R$273 in 1H07, against R$287 in 1H06.

The variation in the quarter was substantially due to: (i) higher “non- interest” income of R$160 in 2Q07, against R$113 in 1Q07; (ii) the increase in the portfolio’s average volume; partially offset by: (iii) the lower IGP-M variation of 0.3% in 2Q07, against 1.1% in 1Q07; and (iv)the reduction in average interest rates, accompanying the 2.9% CDI variation in 2Q07, against 3.0% in 1Q07.

Foreign Exchange Transactions

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
464	293	(36.9)	149	144	(3.4)

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$159 in 1H06 and R$163 in 1H07, basically due to the increase in the average volume of the exchange portfolio.

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After such deductions, the result had an increase, being R$72 in 1Q07 and R$91 in 2Q07, basically due to the increase in the average volume of the exchange portfolio.

Compulsory Deposits

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
677	631	(6.8)	316	315	(0.3)

The decrease in the period is basically due to: (i) the variation in CDI of 6.0% in 1H07, against 7.8% in 1H06, used to remunerate the additional compulsory deposit; which was offset: (ii) by the increase in the average volume of deposits in the period.
			Revenues remained practically stable in 2Q07 when compared to 1Q07.

Market Funding Operations Expenses

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
5,553	5,616	1.1	2,885	2,731	(5.3)

The variation in the period is mostly due to: (i) the increase in the average funding volume; which was offset by: (ii) the lower exchange loss variation of 9.9% in 1H07, against exchange loss variation of 7.5% in 1H06, impacting the foreign currency indexed and/or denominated funding; and (iii) the reduction in the average interest rates, observing the 6.0% CDI variation in 1H07, against 7.8% in 1H06, mainly affecting the time deposits expenses.

The variation in the quarter derives basically from: (i) the higher exchange loss variation of 6.1% in 2Q07, against exchange loss variation of 4.1% in 1Q07, impacting on the foreign currency indexed and/or denominated funding; (ii) the reduction in the average interest rates, following the CDI variation of 3.0% in 1Q07, against 2.9% in 2Q07, mainly affecting time deposit expenses; offset: (iii) by the increase in the average volume of the portfolio.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated
Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
1,958	2,141	9.3	1,043	1,098	5.3

The variation in the period is basically due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the higher IGP-M variation of 1.5% in 1H07, against 1.4% in 1H06, one of the indexes which also remunerates the technical provisions; mitigated: (iii) by the reduction in the average interest rates, observing the 6.0% CDI variation in 1H07, against 7.8% in 1H06.

The variation in the quarter is mostly due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; partially offset by: (ii) the lower IGP-M variation of 0.3% in 2Q07, against 1.1% in 1Q07, one of the indexes which also remunerates the technical provisions; and (iii) the drop in the average interest rates, observing the 2.9% CDI variation in 2Q07, against 3.0% in 1Q07.

Borrowings and Onlendings Expenses

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
1,035	706	(31.8)	364	342	(6.0)

The variation in the period is basically due to: (i) the higher exchange loss variation of 9.9% in 1H07, against exchange loss variation of 7.5% in 1H06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 36.1% of the Borrowings and Onlendings portfolio; (ii) the decrease in average interest rates, according to the 6.0% CDI variation in 1H07, against 7.8% in 1H06; which was mitigated by: (iii) the increase in the average funding volume, mainly represented by Finame and BNDES operations.

The variation in the quarter is substantially due to the higher exchange loss variation of 6.1% in 2Q07, against exchange loss variation of 4.1% in 1Q07, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 36.1% of the Borrowing and Onlending portfolio.

Net Interest Income

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
9,925	10,723	8.0	5,019	5,704	13.6

The variation of R$798 in net interest income is basically due to the increase in interest-bearing operations of R$823, R$1,848 due to a growth in the average business volume, and R$1,025 due to the decrease in spreads.

The variation of R$685 in net interest income is due to: (i) the increase in “non-interest” income of R$463, due to higher gains with treasury and TVM verified in 2Q07; and (ii) by the growth in the result of interest- bearing operations in the amount of R$222, R$283 due to the increase in the average business volume and R$61 due to the decrease in spreads.

Allowance for Doubtful Accounts Expenses

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
2,054	2,504	21.9	1,160	1,344	15.9

The increase in the period of R$450 is compatible with the growth of our loan portfolio (22.1% or R$19,548 over the last 12 months),and with the relevant participation of individual (41.3%) which, due to its characteristic, requires higher provisioning volume, although its growth in the period (19.0% or R$7,135) was slightly lower than the total portfolio.

The variation in the quarter is consistent with the growth of our loan portfolio and mainly with the growth in the operations with individual clients which, due to its characteristic, requires higher provisioning volume.

Fee and Commission Income

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
4,131	5,168	25.1	2,559	2,609	2.0

The increase in the period is mainly due to a hike in the volume of operations, with focus on: (i) income from cards R$435, which includes the consolidation of Amex Brasil in the amount of R$238; (ii) loan operations R$170; (iii) checking account R$152; (iv) assets management R$70; (v) charging R$52; (vi) custody and brokerage services R$29; and (vii) collections R$16.
			The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) loan operations R$27; and (ii) income from cards R$24.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
6,746	7,449	10.4	3,606	3,843	6.6

The growth in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
3,899	4,040	3.6	1,953	2,087	6.9

The variation in the period basically resulted from: (i) the increase in Health insurance production R$170, substantially due to the corporate plan, in the Life line R$55; and in the basic lines R$46; offset by: (ii) the recording, in 1H06 of premiums of effective and non-issued risks, which had its accounting system changed by means of the Susep Circular 314, not affecting 1H07, in the Auto segment R$67 and in the Basic lines R$31; and (iii) the reduction of Auto insurance production R$31.

The variation in the quarter is mainly due to the increase in the production of: (i) the Auto segment R$64, basically due to the fee restatement of the trucks portfolio and to the profile adequacy, which improved our competitiveness and market penetration index; (ii) the Health line R$52, due to the corporate plan; and (iii) the Life line R$19.

b) Private Pension Plans Contributions

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
2,181	2,664	22.1	1,310	1,354	3.4

The increase in the period is mainly due to: (i) the sales of “VGBL” product R$875 and “PGBL/Traditional” products R$102; mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$494.
N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

The variation is mainly due to: (i) the sale of “VGBL” product R$67; mitigated: (ii) by the increase in the volume of redemption of “VGBL” R$13 in 2Q07.
N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
666	745	11.9	343	402	17.2

The variation in the period is mainly due to the higher sale of certificated savings plans connected to sustainability actions.			The variation in 2Q07 is mainly due to the higher sale of certificated savings plans connected to sustainability actions.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(1,045)	(1,760)	68.4	(663)	(1,097)	65.5

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(386)	(505)	30.8	(214)	(291)	36.0

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variations occurred in 1H07 were comprised of: (i) the higher constitution of provision in the Health insurance R$499 and Life segment R$106; mitigated: (ii) by the lower constitution of provision in the Auto segment R$111. The variations occurred in 1H06 were comprised of: (i) the higher constitution of technical provision in the Health portfolio R$290 (R$244 of which refers to the additional provision in the “Individual Health” portfolio), Life segment R$83 and Basic Lines R$18; (ii) constitution of provision for effective and non-issued risks (PPNG)previously accounted for in memorandum accounts to meet Susep Circular 314, in the Auto R$50 and Basic Lines R$29 segments; and mitigated: (i ii) by the reversal of provision of the Auto segment R$84.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variations occurred in 2Q07 were comprised of: (i) the higher constitution of provision in the Health insurance R$237 and Life segment R$68; mitigated: (ii) by the lower constitution of provision in the Auto segment R$21. The main variations occurred in 1Q07 were comprised of: (i) higher constitution of provision in the Individual Health insurance R$258 (R$236 of which refers to the complement of the extraordinary technical provision R$387 recorded in 4Q06) and Life segment R$38; mitigated: (ii) by the lower constitution of provision in the Auto segment R$90.

b) Variation in Technical Provisions for Private Pension Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(653)	(1,277)	95.6	(461)	(816)	77.0

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the period are due to the higher recording of provisions for the “VGBL” R$498 and “PGBL/Traditional” R$126 products.

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are due to the higher recording of provisions for the “VGBL” R$127 and “PGBL/Traditional” R$228 products.

c) Variation in Technical Provisions for Certificated Savings Plans

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(6)	22	–	12	10	(16.7)

The variation is mainly due to the reversion of technical provision for contingency.			The variation is mainly due to the lower reversion of the technical provision for contingency in 2Q07.

Retained Claims

1st Half/2006	1st Half/2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(2,985)	(2,931)	(1.8)	(1,428)	(1,503)	5.3

The variation in the period is due to: (i) a decrease in reported claims in the Life R$83, Auto R$8 and other lines R$25; mitigated: (ii) by the increase of reported claims of Health R$46 and Basic lines R$16.
N.B.: The claims ratio decreased from 78.5% to 76.2% between the halves.

The variation in the quarter is due to: (i) the increase in reported claims in the Health line R$90, resulting from seasonality, as in the 1st quarters there is a decrease in utilization due to the insured and prospects’ vacation period; Life segment R$5; mitigated: (ii) by the decrease in reported claims of the Auto R$2, Basic lines R$11 and other lines R$7.
N.B.: Between the quarters, we recorded an increase in the claims ratio from 73.3% to 79.1%.

Certificated Savings Plans Draws and Redemptions

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(573)	(654)	14.1	(301)	(353)	17.3

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to higher revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(494)	(522)	5.7	(260)	(262)	0.8

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(401)	(414)	3.2	(206)	(208)	1.0

In nominal terms, selling expenses remained practically steady in 1H07 when compared to 1H06. In the sale/received premium ratio, there was a slight growth in the indexes (from 11.2% in 1H06 to 11.5% in 1H07).

In nominal terms, selling expenses remained practically steady in 2Q07 when compared to 1Q07. In the sale/received premiums ratio, there was a slight growth in the indexes (from 11.4% in 1Q07 to 11.7% in 2Q07).

b) Private Pension Plans Selling Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(86)	(100)	16.3	(49)	(51)	4.1

The variation in the period is basically a result of the increase in sales of the “VGBL” product and, consequently, in selling expenses R$11.			The expenses remained practically stable in 2Q07 when compared to 1Q07.

c) Certificated Savings Plans Selling Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(7)	(8)	14.3	(5)	(3)	(40.0)

The expenses remained practically stable in 1H07 when compared to 1H06.			The variation in the quarter derives from the lower selling expenses referring to the “Pé Quente” products in 2Q07.

Private Pension Plans Benefits and Redemptions Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(1,294)	(1,225)	(5.3)	(713)	(512)	(28.2)

The variation in the period is derived from: (i) the lower volume of redemptions in “Traditional” Plans R$167; mitigated by: (ii) the higher volume of redemptions in “PGBL” plans R$62; and (iii) the higher volume of benefits paid R$36.
			The variation in the quarter is mainly due to the lower volume of redemptions in “PGBL” plans R$208.

Personnel Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(2,888)	(3,109)	7.7	(1,460)	(1,649)	12.9

The growth in the period is due to: (i) the increase in salary levels resulting from the 2006 collective bargaining agreement (3.5%); (ii) the higher expenses of “PLR” R$68; (iii) the consolidation of Amex Brasil and Fidelity R$77; mitigated: (iv) by the lower expenses with provisions for labor proceedings R$44.

The variation in 2Q07 basically derives from: (i) the increase in expenses with provisions for labor proceedings R$73; (ii) the lower concentration of vacation R$48; and (iii) the higher expenses with PLR R$10.

Other Administrative Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(2,692)	(3,184)	18.3	(1,540)	(1,644)	6.8

The increase in the period is basically due to: (i) the increase in businesses; (ii) the contractual adjustments; and (iii) the investments in the improvement and optimization of the technological platform (IT).
			The variation in the quarter is basically due to increased expenses with: (i) third-party services R$40; (ii) advertising R$22; (iii) communication R$12; and (iv) data processing R$9.

Tax Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(1,041)	(1,167)	12.1	(585)	(582)	(0.5)

The increase in the period mainly derives from: (i) the PIS/Cofins increased expenses R$65 in view of the increase of taxable income; (ii) the ISS increased expenses R$26; and (iii) the higher expenses with CPMF R$15.

The variation in the quarter is essentially due to: (i) the IPTU decreased expenses R$16, due to the prepayment with discount in the 1st quarter; offset: (ii) by the PIS/Cofins increased expenses R$10; and (iii) the higher expenses with CPMF R$3.

Equity in the Earnings of Affiliated Companies

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
35	16	(54.3)	12	4	(66.7)

The variation in the period is substantially due to the lower results in affiliated companies in 1H07.			The variation in the quarter mainly derives from lower results obtained in the affiliated companies in 2Q07.

Other Operating Income

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
571	636	11.4	337	299	(11.3)

The increase in the period is due to: (i) higher reversions for operating provisions R$141; (ii) higher result in the sale of goods R$19; mitigated by: (iii) lower financial revenues R$54; and (iv) lower revenues from the recovery of charges and expenses R$41.

The variation in the quarter is mainly due to: (i) lower financial revenues R$26; (ii) lower revenues from the sale of goods R$21; (iii) lower recoveries of charges and expenses R$2; mitigated: (iv) by lower reversions for operating provision R$15.

Other Operating Expenses

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(2,014)	(2,244)	11.4	(1,142)	(1,102)	(3.5)

The increase in the period is mostly due to: (i) the higher financial expenses R$277; (ii) the increase in sundry losses R$146 (R$ 58 of which from consolidation of Amex Brasil); (iii) the higher costs of services rendered R$51; mitigated by: (iv) the reduction with goodwill amortization expenses R$242; and (v) the lower operating provision recording R$138.

The variation in the quarter basically derives from: (i) the lower expenses with operating provisions R$57; (ii) the lower costs of services rendered R$20; mitigated: (iii) by the higher sundry losses R$27.

Operating Income

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
4,328	4,692	8.4	2,281	2,411	5.7

The increase in the period derives from: (i) the increased fee and commission income R$1,037; (ii) the higher net interest income R$798; (iii) the increase in the result of insurance, private pension plans and certificated savings plans operations R$2; offset by: (iv) the increased personnel and administrative expenses R$713; (v) the higher allowance for doubtful accounts expenses R$450; (vi) the increased operating expenses (net of income) R$165; (vii) the higher tax expenses R$126; and (viii) the decrease in the equity in the earnings of affiliated companies R$19.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation in the quarter derives from: (i) the higher net interest income R$685; (ii) the increased fee and commission income R$50; (iii) the lower tax expenses R$3; (iv) the lower operating expenses (net of income) R$2; mitigated by: (v) the higher personnel expenses R$189; (vi) the higher expenses with allowance for doubtful accounts R$184; (vii) the reduction in contribution margin of insurance, private pension plans and certificated savings plans operations R$125; (viii) the higher administrative expenses R$104; (ix) the decrease in the equity in the earnings of affiliated companies R$8.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(20)	2	–	(3)	5	–

The variation in the period is mainly due to higher income recorded in the sale of receivables, assets and investments.			The variation in the quarter is basically due to lower recording of other non-operating expenses.

Taxes on Income

1st Half/2006	1st Half /2007	Variation %	1st Qtr./2007	2nd Qtr./2007	Variation %
(1,171)	(1,183)	1.0	(570)	(613)	7.5

The variation on taxes on income expenses in the period reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet

	R$ million

Assets	June		Variation %	March	June	Variation %

	2006	2007		2007

Current and Long-Term Assets	227,156	287,070	26.4	278,387	287,070	3.1
Funds Available	3,161	4,916	55.5	4,244	4,916	15.8
Interbank Investments	27,569	27,394	(0.6)	31,601	27,394	(13.3)
Securities and Derivative Financial
Instruments	70,382	103,577	47.2	97,534	103,577	6.2
Interbank and Interdepartmental
Accounts	18,212	20,257	11.2	19,640	20,257	3.1
Restricted Deposits:
Brazilian Central Bank	16,949	19,278	13.7	18,545	19,278	4.0
Other	1,263	979	(22.5)	1,095	979	(10.6)
Loan and Leasing Operations	76,678	94,671	23.5	88,436	94,671	7.1
Loan and Leasing Operations	82,371	101,617	23.4	95,111	101,617	6.8
Allowance for Doubtful Accounts	(5,693)	(6,946)	22.0	(6,675)	(6,946)	4.1
Other Receivables and Assets	31,154	36,255	16.4	36,932	36,255	(1.8)
Foreign Exchange Portfolio	10,123	12,047	19.0	13,620	12,047	(11.5)
Other Receivables and Assets	21,171	24,295	14.8	23,411	24,295	3.8
Allowance for Other Doubtful Accounts	(140)	(87)	(37.9)	(99)	(87)	(12.1)
Permanent Assets	5,779	3,498	(39.5)	3,557	3,498	(1.7)
Investments	1,045	585	(44.0)	661	585	(11.5)
Property, Plant and Equipment in
Use and Leased Assets	2,092	2,216	5.9	2,234	2,216	(0.8)
Deferred Charges	2,642	697	(73.6)	662	697	5.3
Deferred Charges	587	697	18.7	662	697	5.3
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	2,055	–	–	–	–	–
Total	232,935	290,568	24.7	281,944	290,568	3.1

Liabilities
Current and Long-Term Liabilities	211,261	262,817	24.4	255,690	262,817	2.8
Deposits	78,356	82,601	5.4	84,162	82,601	(1.9)
Demand Deposits	16,646	21,019	26.3	20,115	21,019	4.5
Savings Deposits	24,835	28,406	14.4	27,609	28,406	2.9
Interbank Deposits	163	231	41.7	158	231	46.2
Time Deposits	36,435	32,360	(11.2)	35,687	32,360	(9.3)
Other Deposits	277	585	111.2	593	585	(1.3)
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	29,258	53,756	83.7	50,901	53,756	5.6
Funds from Issuance of Securities	6,201	6,645	7.2	5,879	6,645	13.0
Securities Issued Abroad	2,741	3,162	15.4	2,316	3,162	36.5
Other Funds	3,460	3,483	0.7	3,563	3,483	(2.2)
Interbank and Interdepartmental
Accounts	1,963	1,926	(1.9)	1,950	1,926	(1.2)
Borrowings and Onlendings	15,485	19,165	23.8	18,634	19,165	2.8
Borrowings	5,502	6,540	18.9	6,957	6,540	(6.0)
Onlendings	9,983	12,625	26.5	11,677	12,625	8.1
Derivative Financial Instruments	396	2,124	436.4	855	2,124	148.4
Technical Provisions for Insurance,
Private Pension Plans and
Certificated Savings Plans	43,947	52,900	20.4	50,653	52,900	4.4
Other Liabilities	35,655	43,700	22.6	42,656	43,700	2.4
Foreign Exchange Portfolio	4,679	6,405	36.9	8,416	6,405	(23.9)
Taxes and Social Security Contributions,
Social and Statutory Payables	8,342	10,936	31.1	9,029	10,936	21.1
Subordinated Debt	10,903	13,203	21.1	12,147	13,203	8.7
Sundry	11,731	13,156	12.1	13,064	13,156	0.7
Future Taxable Income	158	173	9.5	164	173	5.5
Minority Interest in Consolidated
Subsidiaries	55	63	14.5	61	63	3.3
Stockholders’ Equity	21,461	27,515	28.2	26,029	27,515	5.7
Total	232,935	290,568	24.7	281,944	290,568	3.1

Equity Analysis – R$ million

Funds Available

June			2007

2006	2007	Variation %	March	June	Variation %
3,161	4,916	55.5	4,244	4,916	15.8

The variation in the period is due to: (i) the increased volume of funds available in domestic currency R$1,882; offset: (ii) by the reduction in the volume in foreign currency R$127.			The variation in the quarter is basically due to: (i) the increased volume in domestic currency R$590; and (ii) by the increased volume of funds available in foreign currency R$82.

Interbank Investments

June			2007

2006	2007	Variation %	March	June	Variation %
27,569	27,394	(0.6)	31,601	27,394	(13.3)

The reduction in the period substantially derives from: (i) the reduction in own portfolio position in the amount of R$5,475; (ii) the reduction in investments in interbank deposits R$992; partially offset: (iii) by the increase in the own portfolio position in the amount of R$6,292.

The variation in the quarter is basically due to: (i) the decrease in unrestricted bonds R$ 1,800; (ii) the reduction in investments in interbank deposits R$1,133; (iii) the reduction in the own portfolio position in the amount of R$918; and (iv) the decrease in third-party portfolio position in the amount of R$356.

Securities (TVM) and Derivative Financial Instruments

June			2007

2006	2007	Variation %	March	June	Variation %
70,382	103,577	47.2	97,534	103,577	6.2

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debt of R$1,519; (ii) the variation in average interest rates, observing the 13.2% CDI variation in the period; partially mitigated by: (iii) the exchange loss variation of 11.0% in the period from June/06 to June/07, impacting on foreign currency indexed and/or denominated securities, which comprise 6.3% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 64.6%; “Securities Available for Sale” 22.9%; and “Securities Held to Maturity” 12.5%. In June/07, 53.3% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 18.5% by Private Securities and 28.2% by “ PGBL” and “ VGBL” fund quotas.

The variation in the quarter partially reflects: (i) the additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debts of R$996; (ii) the variation in average interest rates, observing the 2.9% CDI variation in 2Q07; which was partially mitigated by: (iii) the redemption/maturity of securities; and (iv)exchange loss variation of 6.1% in 2Q07, impacting on foreign currency indexed and/or denominated securities, which comprise 6.3% of the portfolio.

Interbank and Interdepartmental Accounts

June			2007

2006	2007	Variation %	March	June	Variation %
18,212	20,257	11.2	19,640	20,257	3.1

The variation in the period is mainly due to: (i) the increase in volume of compulsory demand deposits of R$1,285, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$16,836 in June/2006 to R$22,047 in June/2007; (ii) the increase in the volume of the compulsory of savings accounts deposits in the amount of R$658 referring to the increase in the balance of these deposits by 14.4% in the period; and (iii) the increase in the additional compulsory on deposits R$386; offset: (iv) by the decrease in the item “Check Clearing Services and Related Services” R$276, in view of the accounts balance represented by checks and other documents at the end of the first half of 2007.

The variation in the quarter is basically due to: (i) the increase in the volume of compulsory demand deposits R$526; (ii) the increase in the volume of compulsory of savings accounts deposits in the amount of R$140; (iii) the increase in the additionally compulsory on deposits in the amount of R$67; offset by: (iii) the decrease in the item “Checks Clearing and Relationship with Correspondents Services” in the amount of R$187, due to the balancing of accounts, represented by checks and other documents, at the end of the quarter.

Loan and Leasing Operations

June			2007

2006	2007	Variation %	March	June	Variation %
88,643	108,191	22.1	101,473	108,191	6.6

The increase in the period is basically due to: (i) the individual client portfolio, with a 19.0% growth, in particular in the “Auto” products, up by 20.3% and “Personal Loan”, up by 10.4%. The growth of 24.3% recorded in the corporate portfolio is the result of the 25.6% increase in micro, small and medium-sized companies portfolio, coupled with a 23.0% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products “Operations Abroad”, up by 71.0%, “BNDES Onlending” up by 33.7% and “Working Capital” with an increase of 30.1%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 11.0% from June/06 to June/07, impacting on foreign currency indexed and/or denominated contracts, comprising 10.1% of the total portfolio. In June/0 7, the portfolio was distributed at 58.7% for corporate (25.1% of which was directed to industry, public and private sectors, 14.9% to commerce, 16.9% to services, 1.3% to agribusiness and 0.5% to financial intermediation) and 41.3% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.7% of the portfolio in June/06 and for 21.4% in June/07. The Loan Portfolio under Normal Course reached the amount of R$99,216 in June/07. Out of this total, 32.2% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78.

The variation in the quarter is mainly due to: (i) the 6.1% growth recorded in the corporate portfolio resulting from the 9.3% increase in the portfolio of micro, small and medium-sized companies and the increase of 3.0% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 6.2% in “Working Capital”, of 7.3% in “Operations Abroad” and 13.3% in “BNDES Onlending”, as a result of the maintenance of the economic activity level. The 7.4% growth in the individual client portfolio, especially in the “Auto” products, with a 8.0% increase and “Personal Loan”, with a 5.8% increase, is a result of a stable economic scenario; offset: (ii) by the exchange loss variation of 6.1% in 2Q07, impacting foreign currency indexed and/or denominated contracts, which account for 10.1% of total portfolio. In terms of c oncentration, the 100 largest borrowers accounted for 22.7% of the portfolio in March/07 and 21.4% in June/07.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78.

Allowance for Doubtful Accounts (PDD)

June			2007

2006	2007	Variation %	March	June	Variation %
(5,833)	(7,033)	20.6	(6,775)	(7,033)	3.8

The variation in the PDD balance for the period was mostly due to a 22.1% increase in the volume of loan operations and in the improvement of loan evaluation tools. PDD ratio in relation to the loan portfolio increased from 6.6% in June/06 to 6.5% in June/07. Provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 157.3% in June/06 to 148.4% in June/07 and, between D and H, reduced from 129.1% in June/06 to 125.6% in June/07. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the twelve-month period, PDD in the amount of R$4,862 was recorded, R$9 was incorporated arising from acquired institutions and R$3,671 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,080 in June/06 to ;R$1,110 in June/07.

The increase in the PDD balance in the quarter basically reflects a 6.6% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 7.4% growth. The PDD ratio in relation to the loan portfolio increased from 6.7% in March/07 to 6.5% in June/07, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, increased from 148.3% in March/07 to 148.4% in June/07, and those rated from D to H increased from 123.3% in March/07 to 125.6% in June/07. In the quarter, PDD in the amount of R$1,344 was recorded, R$9 arose from acquired institutions and R$1,095 was written off. The exceeding PDD volume in relation to the minimum required remained stable when compared to the balance of March/07.

Other Receivables and Assets

June			2007

2006	2007	Variation %	March	June	Variation %
30,789	35,895	16.6	36,521	35,895	(1.7)

The variation in the period is mainly due to: (i) the increase of foreign exchange operations R$1,924; (ii) the increase in tax credit balances R$1,822, basically as a result of temporary provisions; and (iii) the increase in the balance of credit card operations R$897, not included in loan operations.
N.B.: balances are deducted (net of corresponding PDD) of R$365 in June/06 and of R$360 in June/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The variation in the quarter is basically due to: (i) the reduction in foreign exchange operations R$1,573; offset by: (ii) the increase in the balance of credit card operations R$391, not included in loan operations; and (iii) the increase in tax credit balances R$380.
N.B.: balances are deducted (net of corresponding PDD) of R$411 in March/07 and R$360 in June/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

June			2007

2006	2007	Variation %	March	June	Variation %
5,779	3,498	(39.5)	3,557	3,498	(1.7)

The variation in the period is mostly due to: (i) the full goodwill amortization; (ii) the transfer of Banco Espírito Santo (BES) investment to current assets; mitigated by: (iii) the increase in property, plant and equipment in use and leased assets and deferred charges.
			The variation in the quarter is mostly due to the increase in property, plant and equipment and leased assets.

Deposits

June			2007

2006	2007	Variation %	March	June	Variation %
78,356	82,601	5.4	84,162	82,601	(1.9)

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

June			2007

2006	2007	Variation %	March	June	Variation %
16,646	21,019	26.3	20,115	21,019	4.5

The evolution of R$4,373 is composed of: individuals R$1,334 and corporate clients R$3,039.			The variation in the quarter is due to the increase of funds stemming from individuals R$356 and corporate clients R$548.

b) Savings Deposits

June			2007

2006	2007	Variation %	March	June	Variation %
24,835	28,406	14.4	27,609	28,406	2.9

The increase in the period is mainly due to: (i) the deposits made in the period; and (ii) the deposit remuneration (TR + 0.5% p.m.) reaching 8.2% in the last twelve months.			The increase in the quarter is basically due to: (i) the deposits made in the quarter; and (ii) by the deposit remuneration (TR + 0.5% p.m.), reaching 1.9% in the quarter.

c) Time Deposits

June			2007

2006	2007	Variation %	March	June	Variation %
36,435	32,360	(11.2)	35,687	32,360	(9.3)

The decrease in the period is basically due to the migration of funds to other forms of investment by institutional investors, mainly by means of issuance of debentures and subordinated debts.			The decrease in the quarter is substantially due to the migration of funds to other forms of investment by institutional investors.

d) Interbank Deposits and Other Deposits

June			2007

2006	2007	Variation %	March	June	Variation %
440	816	85.5	751	816	8.7

The variation in the period results from: (i) a hike in the volume of the “Interbank Deposits” item, at the amount of R$68; and (ii) the increase in the “Other Deposits – Investment Account” item R$308.
			The variation in the quarter is basically due to the increase in the volume of “Interbank Deposits” item, at the amount of R$73.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

June			2007

2006	2007	Variation %	March	June	Variation %
29,258	53,756	83.7	50,901	53,756	5.6

The variation of balance in the period derives from: (i) an increase in funding volume, using government and private securities of the own portfolio issued R$18,215; (ii) the increase of third-party portfolio R$4,808; and (iii) the increase in the unrestricted portfolio R$1,475.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$5,175 in June/06 and R$11,577 in June/07.

The variation of balance in the quarter derives from: (i) an increase in funding volume, using the own portfolio R$3,002; and (ii) the increase in the unrestricted portfolio R$580; offset: (iii) by the reduction of the third-party portfolio R$727.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$10,571 in March/07 and R$11,577 in June/07.

Funds from Issuance of Securities

June			2007

2006	2007	Variation %	March	June	Variation %
6,201	6,645	7.2	5,879	6,645	13.0

The variation in the period basically derives from: (i) the increased balance of securities issued abroad, mainly in view of funding of securitization securities of future flow MT100; and (ii) the increase in the funding of MTN Program Issues, as per Note 16c.
			In the quarter, the variation mostly derives from the increase in the balance of securities issued abroad, mainly in view of funding of securitization securities of future flow MT 100.

Interbank and Interdepartmental Accounts

June			2007

2006	2007	Variation %	March	June	Variation %
1,963	1,926	(1.9)	1,950	1,926	(1.2)

The variation in the period is mostly due to lower volume of foreign currency payment orders.			The variation in the quarter is mostly due to lower volume of foreign currency payment orders.

Borrowings and Onlendings

June			2007

2006	2007	Variation %	March	June	Variation %
15,485	19,165	23.8	18,634	19,165	2.8

The variation in the period is basically due to: (i) the increase in the volume of funds from domestic and foreign borrowings and onlendings, mainly by means of BNDES and Finame; which was offset: (ii) by exchange loss variation of 11.0% from June/06 to June/07, which impacted on the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$5,807 in June/06 and R$6,917 in June/07.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from domestic borrowings and onlendings mainly by means of BNDES and Finame; which was offset: (ii) by the exchange loss variation of 6.1% in 2Q07, which impacted on the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$7,311 in Mach/07 and R$6,917 in June/07.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

June			2007

2006	2007	Variation %	March	June	Variation %
43,947	52,900	20.4	50,653	52,900	4.4

The increase in the period is basically due to: (i) the growth in sales of supplementary private pension plans and insurance policies; and (ii) the restatement and interest on technical provisions. The largest variations recorded were: (a) in the private pension segment, “VGBL” plans at R$5,668; “PGBL” plans at R$1,406 and “Traditional” plans at R$236; and (b) in the insurance segment, in the Health line R$949, partially due to the recording of additional provisions relative to the necessary amount of readjustment of the Health insurance premiums, as well as in the provisions of the Life segment R$510.

The increase in the quarter is mainly due to: (i) the monetary restatement and interest on technical provisions; and (ii) the increase in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in “VGBL” plans at R$1,296; “PGBL” plans at R$329 and “Traditional” plans at R$157; and (b) in the insurance segment, in Health segment R$242, as well as in the provisions for the Life segment R$193.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

June			2007

2006	2007	Variation %	March	June	Variation %
41,976	52,125	24.2	49,526	52,125	5.2

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt R$1,519; (ii) the increase in the balance of items “Tax and Social Security” R$2,388; (iii) the increase in Credit Cards operations R$1,879; (iv) the increase in the “Derivative Financial Instruments” R$1,727; and (v) the increase in the “Exchange Portfolio” R$2,089.
N.B.: excludes advances on foreign exchange contracts of R$5,767 and R$6,128, allocated to the specific item in loan operations in June/06 and June /07, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) “Tax and Social Security” R$1,229; (ii) “Derivative Financial Instruments” R$1,269; and (iii) “Subordinated Debt” R$996.
N.B.: excludes advances on foreign exchange contracts of R$5,851 and R$6,128, allocated to the specific item in loan operations in March/07 and June/07, respectively.

Minority Interest in Subsidiaries

June			2007

2006	2007	Variation %	March	June	Variation %
55	63	14.5	61	63	3.3

The variation in the period is mainly due to the increase in the number of the minority stockholders of Indiana Seguros.			In the quarter, the “Minority Interest in Subsidiaries” item remained practically steady.

Stockholders’ Equity

June			2007

2006	2007	Variation %	March	June	Variation %
21,461	27,515	28.2	26,029	27,515	5.7

The variation in the period is due to: (i) the appropriation of reported net income R$5,929; (ii) the increase in the reserve for securities and derivatives mark-to-market adjustment R$1,353; (iii) capital increase R$1,200; (iv) premium in stock subscription R$18; which was partially offset by: (v) interest on own capital/dividends paid and provisioned R$2,409; and (vi) treasury stock buyback R$37.

The variation in the quarter is due to: (i) the appropriation of reported net income R$2,302; which was offset by: (ii) interest on own capital and dividends paid and provisioned R$796; (iii) the decrease in reserve for securities and derivatives mark-to-market adjustment R$11; and (iv) treasury stock buyback R$9.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	Years

	2006	2005	2004	2003	2002

Revenues from Financial Intermediation	37,666,266	32,968,153	26,203,227	28,033,866	31,913,379
Loan Operations	20,055,120	16,704,318	12,731,435	12,294,528	15,726,929
Leasing Operations	653,260	444,389	300,850	307,775	408,563
Operations with Securities	6,090,822	5,552,008	4,921,179	7,832,965	9,527,663
Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans	6,887,472	6,171,213	5,142,434	5,359,939	3,271,913
Derivative Financial Instruments	1,923,358	1,983,152	1,238,890	55,192	(2,073,247)
Foreign Exchange Transactions	729,647	617,678	691,302	797,702	4,456,594
Compulsory Deposits	1,326,587	1,495,395	1,177,137	1,385,765	594,964
Expenses from Financial Intermediation (Excluding PDD)	17,827,105	16,419,196	12,972,347	14,752,199	20,441,257
Market Funding Operations	11,994,711	11,285,324	8,486,003	10,535,497	10,993,327
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	4,004,823	3,764,530	3,215,677	3,120,342	2,241,283
Borrowings and Onlendings	1,819,413	1,360,647	1,253,175	1,083,379	7,194,161
Leasing Operations	8,158	8,695	17,492	12,981	12,486
Net Interest Income	19,839,161	16,548,957	13,230,880	13,281,667	11,472,122
Allowance for Doubtful Accounts Expenses	4,412,413	2,507,206	2,041,649	2,449,689	2,818,526
Gross Income from Financial Intermediation	15,426,748	14,041,751	11,189,231	10,831,978	8,653,596
Other Operating Income (Expenses)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)	(6,343,850)
Fee and Commission Income	8,897,882	7,348,879	5,824,368	4,556,861	3,711,736
Operating Income on Insurance, Private Pension Plans and Certificated Savings Plans	1,025,221	620,991	(60,645)	(148,829)	658,165
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	15,179,418	13,647,089	13,283,677	11,726,088	10,134,873
– Net Premiums Issued	19,021,852	16,824,862	15,389,170	13,111,896	10,687,384
– Reinsurance Premiums and Redeemed Premiums	(3,842,434)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(3,515,047)	(2,428,589)	(3,964,106)	(3,670,163)	(2,784,647)
Retained Claims	(6,126,664)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)
Certificated Savings Plans Draws and Redemptions	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,022,737)	(961,017)	(867,094)	(762,010)	(667,527)
Private Pension Plans Benefits and Redemptions Expenses	(2,268,123)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)
Personnel Expenses	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)
Other Administrative Expenses	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)
Tax Expenses	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)	(847,739)
Equity in the Earnings of Affiliated Companies	72,324	76,150	163,357	5,227	64,619
Other Operating Income	1,420,217	1,096,968	1,198,532	1,697,242	1,320,986
Other Operating Expenses	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)
Operating Income	8,667,243	7,498,565	4,118,111	3,553,108	2,309,746
Non-Operating Income	(8,964)	(106,144)	(491,146)	(841,076)	186,342
Income before Taxes on Profit and Interest	8,658,279	7,392,421	3,626,965	2,712,032	2,496,088
Taxes on Income	(2,286,765)	(1,869,516)	(554,345)	(396,648)	(460,263)
Minority Interest in Subsidiaries	(9,007)	(8,831)	(12,469)	(9,045)	(13,237)
Net Income	6,362,507	5,514,074	3,060,151	2,306,339	2,022,588

Profitability on Stockholders' Equity	25.83%	28.41%	20.11%	17.02%	18.65%
Net Interest Income/Total Assets	7.47%	8.28%	7.15%	7.54%	8.03%

Consolidated Statement of Adjusted Income – R$ thousand

	2007		2006				2005

	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.

Revenues from Financial Intermediation	9,876,267	9,313,588	9,566,436	9,624,065	9,678,900	8,796,865	10,114,120	8,371,118
Loan Operations	4,994,278	4,936,359	5,112,754	5,258,086	5,166,814	4,517,466	5,220,326	4,296,030
Leasing Operations	192,700	191,817	192,898	174,990	151,474	133,898	128,647	133,604
Operations with Securities	1,124,485	1,481,724	1,716,957	1,793,642	1,532,264	1,047,959	2,236,854	1,357,055
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	2,001,085	1,685,144	1,840,259	1,591,834	1,622,810	1,832,569	1,748,960	1,515,755
Derivative Financial Instruments	1,105,847	553,119	290,601	303,403	528,246	801,108	118,208	586,559
Foreign Exchange Operations	143,305	149,264	98,051	167,557	349,797	114,242	296,868	89,974
Compulsory Deposits	314,567	316,161	314,916	334,553	327,495	349,623	364,257	392,141
Expenses from Financial Intermediation
(Excluding PDD)	4,172,818	4,294,503	4,520,722	4,756,794	4,729,262	3,820,327	5,510,528	4,034,524
Market Funding Operations	2,731,654	2,884,640	3,010,976	3,430,965	3,016,360	2,536,410	3,713,534	2,897,471
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	1,096,964	1,043,589	1,138,529	907,865	915,781	1,042,648	1,050,944	872,695
Borrowings and Onlendings	341,203	364,583	369,088	415,788	794,801	239,736	744,611	262,910
Leasing Operations	2,997	1,691	2,129	2,176	2,320	1,533	1,439	1,448
Net Interest Income	5,703,449	5,019,085	5,045,714	4,867,271	4,949,638	4,976,538	4,603,592	4,336,594
Allowance for Doubtful Accounts Expenses	1,343,964	1,159,661	1,189,941	1,168,044	1,115,986	938,442	770,560	539,900
Gross Income from Financial Intermediation	4,359,485	3,859,424	3,855,773	3,699,227	3,833,652	4,038,096	3,833,032	3,796,694
Other Operating Income (Expenses)	(1,949,496)	(1,577,991)	(1,675,438)	(1,542,072)	(1,752,656)	(1,789,339)	(1,807,520)	(1,688,151)
Fee and Commission Income	2,608,536	2,559,188	2,423,752	2,342,847	2,090,735	2,040,548	2,009,563	1,918,367
Operating Income of Insurance, Private Pension
Plans and Certificated Savings Plans	115,334	241,430	345,135	325,144	239,400	115,542	263,092	146,207
Retained Premiums from Insurance, Private
Pension Plans and certificated Savings Plans	3,842,668	3,605,971	4,626,761	3,807,017	3,287,286	3,458,354	4,303,785	3,546,484
– Net Premiums Issued	5,054,748	4,801,108	5,662,096	4,714,041	4,249,174	4,396,541	5,083,889	4,314,294
– Reinsurance Premiums and Redeemed Premiums	(1,212,080)	(1,195,137)	(1,035,335)	(907,024)	(961,888)	(938,187)	(780,104)	(767,810)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(1,097,267)	(663,215)	(1,568,675)	(901,468)	(465,746)	(579,158)	(1,318,642)	(739,487)
Retained Claims	(1,503,530)	(1,427,886)	(1,651,421)	(1,489,845)	(1,476,763)	(1,508,635)	(1,533,502)	(1,462,742)
Certificated Savings Plans Draws and Redemptions	(352,506)	(301,043)	(343,384)	(305,545)	(288,144)	(284,553)	(331,479)	(337,735)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(261,961)	(259,833)	(268,731)	(259,861)	(251,020)	(243,125)	(263,324)	(244,611)
Private Pension Plans Benefits and Redemption
Expenses	(512,070)	(712,564)	(449,415)	(525,154)	(566,213)	(727,341)	(593,746)	(615,702)
Personnel Expenses	(1,649,408)	(1,459,826)	(1,460,199)	(1,584,533)	(1,468,665)	(1,419,009)	(1,361,355)	(1,483,256)
Other Administrative Expenses	(1,644,146)	(1,539,500)	(1,671,274)	(1,506,957)	(1,374,340)	(1,317,459)	(1,439,655)	(1,270,824)
Tax Expenses	(581,290)	(585,370)	(577,132)	(532,175)	(532,474)	(508,124)	(523,037)	(454,201)
Equity in the Earnings of Affiliated Companies	4,505	11,589	30,257	7,587	29,786	4,694	7,281	64,227
Other Operating Income	298,938	337,274	430,410	418,941	316,150	254,716	299,948	237,711
Other Operating Expenses	(1,101,965)	(1,142,776)	(1,196,387)	(1,012,926)	(1,053,248)	(960,247)	(1,063,357)	(846,382)
Operating Income	2,409,989	2,281,433	2,180,335	2,157,155	2,080,996	2,248,757	2,025,512	2,108,543
Non-Operating Income	4,129	(2,714)	(29,038)	40,570	11,330	(31,826)	(69,388)	(10,149)
Income before Taxes on Profit and Interest	2,414,118	2,278,719	2,151,297	2,197,725	2,092,326	2,216,931	1,956,124	2,098,394
Taxes on income	(612,311)	(570,335)	(530,168)	(584,759)	(490,445)	(681,393)	(488,742)	(665,871)
Minority Interest in Subsidiaries	(1,450)	(3,067)	(1,580)	(2,393)	245	(5,279)	(4,829)	(2,294)
Net Income	1,800,357	1,705,317	1,619,549	1,610,573	1,602,126	1,530,259	1,462,553	1,430,229

Profitability on Stockholders' Equity
(Annualized)	28.06%	28.90%	29.00%	33.04%	33.88%	33.60%	33.72%	35.20%
Net Interest Income/Total Assets (Annualized)	8.05%	7.31%	7.82%	8.25%	8.80%	10.09%	8.77%	9.21%

Profitability

Bradesco’s Adjusted Net Income reached R$3,506 million in 1H07, against R$3,132 million reached in the same period of 2006, which corresponds to an 11.9% increase. Stockholders’ Equity amounted to R$27,515 million on June 30, 2007, with a growth of 28.2% compared to the balance as of June 30, 2006. Accordingly, the annualized Return on Average Stockholders’ Equity (ROAE) reached 28.8% . Total Assets added up to R$290,568 million at the end of June 30, 2007, growing 24.7% when compared to the balance of June 30, 2006. The annualized Return on Average Assets (ROAA) in 1H07 was 2.5% . Earnings per stock reached R$1.75.

In 2Q07, the income was R$1,801 million, representing an increase of R$96 million or 5.6% when compared to the Net Income in 1Q07. The annualized Return on Average Stockholders’ Equity (ROAE) reached 29.5% in the quarter and the Return on Average Assets (ROAA), in 2Q07, was 2.5% . Earnings per stock reached R$0.90.

2Q07 showed an increase in the income composing the Net Interest Income which, composed mainly by higher “non-interest” results, reached the amount of R$874 million, a R$463 million increase, compared to 1Q07, deriving, basically, from higher gains of treasury and TVM operations. In addition, the result with interest reached R$4,830 million, a R$222 million increase (R$283 million related to business volume increase and R$61 million related to spread reduction). That increase is mainly due to the growth in business volume, particularly the 6.6% growth in the volume of loan operations for individual and corporate clients, which was offset by the fall in the interest rates, which had a negative impact on the result of several of Bradesco’s assets and liabilities which generate interest.

The Operating Income from Insurance, Private Pension Plans and Certificated Savings Plans showed in 2Q07 a decrease of R$125 million, a reflection of the higher constitution of technical provision in the “PGBL/Traditional” and “VGBL” products.

In 2Q07, the allowance for doubtful accounts expenses was R$1,344 million, an increase of R$184 million when compared to the previous quarter. This variation is due to the growth of our loan portfolio and mainly to the growth in the operations with individual clients, which requires a higher provision volume due to its characteristic.

The Operating Efficiency Ratio, in the 12-month period ended on June 30, 2007 was 42.0%, an improvement of 0.1 percentage point when compared to the ratio of the 12-month period ended on March 30, 2007, which was 42.1%, and 1.2 percentage point when compared to the period ended on June 30, 2006, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in the last 12 months [(fee and commission income)/(personnel expenses + administrative expenses)] improved 1.4 percentage point, increasing from 78.0% in March 2007 to 79.4% in June 2007 and 7.0 percentage points when compared to the 72.4% of June 2006.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

1st Half of 2007 compared to 1st Half of 2006 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

2nd Quarter of 2007 compared to the 1st Quarter of 2007 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

1st Half of 2007 compared to the 1st Half of 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans +  Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

2nd Quarter of 2007 compared to the 1st Quarter of 2007 – R$ million (*)

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments  to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans +  Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

Loan Operations	75,923	91,289	88,549	93,883
Leasing Operations	2,812	4,291	4,013	4,481
Advances on Exchange	5,409	5,894	5,777	5,989
1 – Total – Average Balance (Quarterly)	84,144	101,474	98,339	104,353
2 – Income (Loan Operations, Leasing and Exchange) (**)	10,007	10,440	5,182	5,258
3 – Average Rate Annualized Exponentially (2/1)	25.2%	21.6%	22.8%	21.7%

(*)	Does not include other loans.
(**)	Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Securities (TVM) x Income on TVM

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

Securities	67,787	99,454	97,392	100,556
Interbank Investments	25,429	28,328	28,795	29,498
Purchase and Sale Commitments	(25,978)	(50,778)	(49,288)	(52,329)
Derivative Financial Instruments	(587)	(1,166)	(687)	(1,490)
4 – Total – Average Balance (Quarterly)	66,651	75,838	76,212	76,235
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	5,242	5,143	2,381	2,762
6 – Average Rate Annualized Exponentially (5/4)	16.3%	14.0%	13.1%	15.3%

(*)	Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

7 – Total Assets – Average Balance (Quarterly)	218,723	279,353	273,746	286,256
8 – Income from Financial Intermediation	18,475	19,191	9,313	9,878
9 – Average Rate Annualized Exponentially (8/7)	17.6%	14.2%	14.3%	14.5%

Funding x Expenses

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

Deposits	76,028	83,556	84,034	83,381
Funds from Acceptance and Issuance of Securities	6,237	6,053	5,758	6,262
Interbank and Interdepartmental Accounts	1,809	2,036	2,091	1,938
Subordinated Debt	9,079	12,433	12,048	12,675
10 – Total Funding – Average Balance (Quarterly)	93,153	104,078	103,931	104,256
11 – Expenses (*)	2,868	2,181	1,231	950
12 – Average Rate Annualized Exponentially (11/10)	6.3%	4.2%	4.8%	3.7%

(*)	Funding Expenses without Purchase and Sale Commitment, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

	1st Half		2007

R$ million
	2006	2007	1st Qtr.	2nd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans – Average Balance (Quarterly)	42,455	50,894	49,891	51,776
14 – Expenses (*)	1,958	2,141	1,043	1,098
15 – Average Rate Annualized Exponentially (14/13)	9.4%	8.6%	8.6%	8.7%

(*)	Price-Level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

Borrowings	6,217	6,425	6,368	6,749
Onlendings	9,660	11,981	11,659	12,151
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	15,876	18,406	18,027	18,900
17 – Expenses for Borrowings and Onlendings (*)	497	539	269	270
18 – Average Rate Annualized Exponentially (17/16)	6.4%	5.9%	6.1%	5.8%

(*)	Includes Foreign Exchange adjustment (Note 11a).

Total Assets x Net Interest Income

R$ million	1st Half		2007

	2006	2007	1st Qtr.	2nd Qtr.

19 – Total Assets – Average Balance (Quarterly)	218,723	279,353	273,746	286,256
20 – Net Interest Income (*)	9,925	10,723	5,019	5,704
21 – Average Rate Annualized Exponentially (20/19)	9.3%	7.8%	7.5%	8.2%

(*)	Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused for the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” account, and in the “Tax Expenses” and “Taxes on Income” accounts, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

Effect in the Accounts	Effect in the 1st Half of 2006				Effect in the 1st Half of 2007

	Net Interest	Tax		Net	Net Interest	Tax		Net
	Income	Expenses	IR /CS	Income	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of
Investments Abroad	796	(37)	(258)	501	1,382	(64)	(448)	870
Foreign Exchange Variation of
Investments Abroad	(501)	–	–	(501)	(870)	–	–	(870)
Total	295	(37)	(258)	–	512	(64)	(448)	–

Effect in the Accounts	Effect in the 1st Quarter of 2007				Effect in the 2nd Quarter of 2007

	Net Interest	Tax		Net	Net Interest	Tax		Net
	Income	Expenses	IR/CS	Income	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of
Investments Abroad	574	(27)	(185)	362	808	(37)	(263)	508
Foreign Exchange Variation of
Investments Abroad	(362)	–	–	(362)	(508)	–	–	(508)
Total	212	(27)	(185)	–	300	(37)	(263)	–

For a better evaluation of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, as well as the sale of our stake in Arcelor in 2Q07, as follows:

Adjusted Net Interest Income

	R$ million

	1st Half		Variation	2007		Variation

	2006	2007		1st Qtr.	2nd Qtr.

Reported Net Interest Income	10,220	11,589	1,369	5,231	6,358	1,127
(-) Sale of Arcelor	–	(354)	(354)	–	(354)	(354)
(-) Hedge/Exchange Variation	(295)	(512)	(217)	(212)	(300)	(88)
Adjusted Net Interest Income	9,925	10,723	798	5,019	5,704	685
% Adjusted over Average Assets	9.3	7.8	–	7.5	8.2	–

b) Comments on the Adjusted Net Interest Income Variation

In 1H07, the adjusted net interest income reached R$10,723 million, an 8.0% increase on the R$9,925 million recorded in 1H06. The result in 2Q07 was R$5,704 million, a 13.6% increase compared to the R$5,019 million in 1Q07. The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

	R$ million

	1st Half		Variation	2007		Variation

	2006	2007		1st Qtr.	2nd Qtr.

Interests due to volume			1,848			283
Interests due to spreads			(1,025)			(61)
(=) Net Interest Income – Interest	8,615	9,438	823	4,608	4,830	222
(+) Net Interest Income – Non-Interest	1,310	1,285	(25)	411	874	463
(=) Adjusted Net Interest Income	9,925	10,723	798	5,019	5,704	685

The “interest” net interest income in 1H07 amounted to R$9,438 million against R$8,615 million recorded in the same period of the previous year, accounting for an increase of 9.6% or R$823 million. This variation was essentially due to the increase in the volume of operations, which positively affected the “interest” net interest income in R$1,848 million, offsetting the drop of R$1,025 million resulting from the spreads shrinkage occurred between the periods compared.

Comparing 2Q07 and 1Q07, the “interest” net interest income amounted to R$4,830 million, an increase of R$222 million. This variation was positively impacted in R$283 million as a result of the increase in volumes. The drop in spreads, however, had an adverse effect on the net interest income in R$61 million.

The evolution of loan operations significantly contributed to the increase of the financial intermediation result, as it grew by 6.6% only this quarter and 22.1% in the last 12 months, amounting to R$108.2 billion at the end of 2Q07.

The loan operations portfolios, mainly responsible for the increase of the net interest income, were the consumer financing operations portfolios.

We point out that the partnerships entered into with retail networks for the management of the Private Label credit cards also contributed to the increase of loan operations. The management of Private Label credit cards comprises Bradesco’s products and services trading and the acquisition of credit card operations of Amex Brasil, which impacted mainly on the comparison between 1H07 and 1H06, since the merger of this company was in June 2006.

Despite the exchange loss variation of 6.1% in 2Q07 and of 9.9% in 1H07, the balance of loan operations indexed and/or denominated borrowings and onlendings (excluding ACCS) increased by 20.0% in dollars and 12.7% in reais in the quarter. In the last 12 months, the increase was 70.5% and 51.7%, respectively, mainly due to the increased volume of operations carried out in Branches and Subsidiaries abroad.

Another highlight was the growth of checking accounts base, reaching the number of 303 thousand new checking accounts in 2Q07, 275 thousand of which for individual clients and 28 thousand for corporate clients. This growth positively impacted on, among others, the expansion of the volume of demand and savings deposits which, during 2Q07, increased 4.5% and 2.9%, respectively. The comparison between the last 12 months shows a higher increase of 26.3% in demand and 14.4% in savings deposits. It is worth pointing out that this growth was essential to mitigate the drop of spread of the funding operations due to the decrease in the interest rates (Selic).

Below, we can observe the “interest” net interest income comparing the quarterly history since 2005:

The annualized “interest” net interest income rate amounted to 7.0% in 2Q07, the same as the previous quarter. The operations with individual clients had a growth of 7.4% in the last quarter, higher than the 6.1% growth in corporate clients operations. It is worth pointing out that the spreads in operations with individual clients are higher than those with corporate clients. They require, however, higher allowance for doubtful accounts, due to the higher delinquency level.

The result of the adjusted net interest income coming from “non-interest” results in 2Q07 showed an increase of R$463 million when compared to 1Q07. This is due to higher gains with securities and treasury. In 1H07, the net interest income from “non-interest” results was practically the same as the previous year.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Opening Balance	4,959	5,315	4,959	6,646	6,775	6,646
Amount Recorded	938	1,116	2,054	1,160	1,344	2,504
Amount Written-off	(593)	(688)	(1,281)	(1,031)	(1,095)	(2,126)
Balance Derived from Acquired Institutions	11	90	101	–	9	9
Closing Balance	5,315	5,833	5,833	6,775	7,033	7,033
Specific Allowance	2,703	3,053	3,053	3,772	3,856	3,856
Generic Allowance	1,580	1,700	1,700	1,900	2,067	2,067
Exceeding Allowance	1,032	1,080	1,080	1,103	1,110	1,110
Credit Recoveries	129	146	275	178	218	396

PDD on Loan and Leasing Operations

	R$ million

	2006		2007

	March	June	March	June

PDD (A)	5,315	5,833	6,775	7,033
Loan Operations (B)	84,426	88,643	101,473	108,191
PDD over Loan Operations (A/B)	6.3%	6.6%	6.7%	6.5%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2006		2007

	March	June	March	June

(1) Total Allowance	5,315	5,833	6,775	7,033
(2) Abnormal Course Loans (E-H)	3,235	3,708	4,569	4,740
Coverage Ratio (1/2)	164.3%	157.3%	148.3%	148.4%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2006		2007

	March	June	March	June

(1) Total Allowance	5,315	5,833	6,775	7,033
(2) Non Performing Loans	3,281	3,724	4,475	4,695
NPL Ratio (1/2)	162.0%	156.6%	151.4%	149.8%

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 82, 83, 154 and 155 of this Report.

Fee and Commission Income

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Checking Accounts	495	510	1,005	574	583	1,157
Card Income	349	354	703	557	581	1,138
Loan Operations	360	379	739	441	468	909
Assets under Management	303	306	609	334	345	679
Charging	180	183	363	204	211	415
Interbank Fees	73	70	143	76	79	155
Collection	56	64	120	70	66	136
Consortium Purchase Plan Management	44	48	92	53	57	110
Custody and Brokerage Services	38	39	77	49	57	106
Other	142	138	280	201	162	363
Total	2,040	2,091	4,131	2,559	2,609	5,168

Fee and Commission Income increased by 25.1 % in the 1st half of 2007 totaling R$5,168 million, which represents a R$1,037 million growth when compared to the same period of the previous year.

The main items that influenced the expansion of Fee and Commission Income between the periods were:

– the growth of 61.9%, represented by the increase of R$435 million in the item “Income from Cards”, related to the increase of 20.4% of the cards base, from 52.5 million to 63.2 million, influenced by the consolidation of Amex Brasil;

– the strategy of client segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth, which boosted the item “Checking Accounts”, up by R$152 million;

– the increase in the volume of Loan Operations, especially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in the item “Revenues from Loan Operations”, with a R$170 million improvement; and

– the volume growth of 17.2% in assets under management, from R$137.6 billion on June 30, 2006 to R$161.3 billion on June 30, 2007, which was the main reason for the growth in the item “Assets under Management”, which increased by R$70 million.

When compared to the previous quarter, Fee and Commission Income showed an expansion of 2.0%, with a R$50 million growth, as a result of the increased volume of businesses in 2Q07, pointing out increases in the items “Loan Operations” R$27 million and “Income from Cards” R$ 24 million.

Administrative and Personnel Expenses

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Administrative Expenses
Third-Party Services	271	265	536	339	379	718
Communications	187	189	376	220	232	452
Transportation	115	121	236	124	124	248
Advertising and Promotions	91	106	197	107	129	236
Depreciation and Amortization	109	113	222	133	133	266
Financial System Services	113	111	224	123	129	252
Rentals	81	83	164	96	100	196
Maintenance and Repairs	63	80	143	68	70	138
Data Processing	50	64	114	89	98	187
Leasing of Assets	54	56	110	45	46	91
Security and Vigilance	41	41	82	45	48	93
Materials	40	43	83	45	48	93
Water, Electricity and Gas	42	40	82	45	45	90
Travel	15	20	35	14	17	31
Other	45	43	88	47	46	93
Total	1,317	1,375	2,692	1,540	1,644	3,184

Personnel Expenses
Remuneration	678	716	1,394	723	784	1,507
Social Charges	247	258	505	259	286	545
Benefits	302	299	601	315	324	639
Employee Profit Sharing	100	90	190	124	134	258
Provision for Labor Proceedings	84	91	175	29	102	131
Training	8	15	23	10	19	29
Total	1,419	1,469	2,888	1,460	1,649	3,109

Total Administrative and
Personnel Expenses	2,736	2,844	5,580	3,000	3,293	6,293

In 1H07, Administrative and Personnel Expenses showed a R$713 million increase when compared to 1H06, reaching R$6,293 million against R$5,580 million in the same period of 2006. The nominal variation of Administrative Expenses between the periods showed a R$492 million increase, reaching R$3,184 million, mainly due to: (i) the increase in businesses; (ii) the contractual adjustments in the period; and (iii) the investments in the improvement and optimization of the technological platform.

Personnel Expenses increased R$221 million when compared to the same period of 2006, reaching R$3,109 million, mainly: (i) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2006 (3.5%); (ii) higher PLR expenses R$68; (iii) the consolidation of Amex Brasil and Fidelity R$77; mitigated: (iv) by the lower expenses with provisions for labor proceedings R$44.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$293 million in 2Q07, a hike of 9.8%, increasing from R$3,000 million in 1Q07 to R$3,293 million in 2Q07.

Administrative Expenses increased by R$104 million when compared to the previous quarter, basically due to the increase in expenses with: (i) outsourced services R$40 million; (ii) advertising R$22 million; (iii) communications R$12 million; and (iv) data processing R$9 million.

Personnel Expenses in 2Q07 increased R$189 million basically due to: (i) the increase in provision for labor proceedings of R$73 million; (ii) the increase in the expenses with PLR of R$10 million; and (iii) higher expenses in this quarter related to higher concentration of vacation in 1Q07.

Operating Efficiency

	R$ million

	Years					2007 (*)

	2002	2003	2004	2005	2006	March	June

Personnel Expenses	4,076	4,779	4,969	5,312	5,932	5,973	6,153
Employee Profit Sharing	(140)	(170)	(182)	(287)	(415)	(438)	(482)
Other Administrative Expenses	4,028	4,814	4,937	5,142	5,870	6,093	6,362
Total (1)	7,964	9,423	9,724	10,167	11,387	11,628	12,033

Net Interest Income	11,472	13,282	13,231	16,550	19,838	19,881	20,635
Fee and Commission Income	3,712	4,557	5,824	7,349	8,898	9,417	9,935

Subtotal Insurance, Private Pension Plans and
Certificated Savings Plans	658	(149)	(60)	621	1,025	1,151	1,027
– Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	10,135	11,726	13,284	13,647	15,180	15,328	15,883
– Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings	(2,785)	(3,670)	(3,964)	(2,429)	(3,515)	(3,599)	(4,230)
– Retained Claims	(3,615)	(3,980)	(5,159)	(5,825)	(6,127)	(6,046)	(6,073)
– Certificated Savings Plans Draws and
Redemptions	(721)	(1,100)	(1,223)	(1,229)	(1,222)	(1,238)	(1,303)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(667)	(762)	(867)	(961)	(1,023)	(1,040)	(1,051)
– Expenses with Private Pension Plan Benefits and
Redemptions	(1,689)	(2,363)	(2,131)	(2,582)	(2,268)	(2,254)	(2,199)
Equity in the Earnings of Affiliated Companies	65	5	163	76	72	79	53
Other Operating Expenses	(3,148)	(2,741)	(2,826)	(3,405)	(4,223)	(4,405)	(4,453)
Other Operating Income	1,321	1,697	1,198	1,097	1,420	1,502	1,485
Total (2)	14,080	16,651	17,530	22,288	27,030	27,625	28,682

Operating Efficiency Ratio (%) = (1/2)	56.6	56.6	55.5	45.6	42.1	42.1	42.0

(*)	Year-to-date amounts based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (year-to-date) up to June 2007 was 42.0%, an increase of 0.1 percentage point when compared to the 12-month period ended in March 2007. It is also worth mentioning the higher net interest income in R$754 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in R$518 million, as a result of the increase in the average volume of transactions, the fee realignment and the segmentation process.

The Coverage Ratio accumulated in the last 12 months (fee and commission income)/ (personnel expenses + administrative expenses) improved 1.4 percentage point, increasing from 78.0% in March 2007 to 79.4% in June 2007, and 7.0 percentage points when compared to the 72.4% of June 2006.

Administrative + Personnel Expenses and Fee and Commission Income (Year-to-date)

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	June	December

	2007	2006	2005	2004	2003

Current and long-term assets	287,069,988	262,054,823	204,325,065	180,038,498	171,141,348
Funds available	4,915,684	4,761,972	3,363,041	2,639,260	2,448,426
Interbank investments	27,394,282	25,989,190	25,006,158	22,346,721	31,724,003
Open market investments	23,016,762	20,617,520	19,615,744	15,667,078	26,753,660
Interbank deposits	4,377,625	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for losses	(105)	(988)	(312)	(2,965)	–
Securities and derivative financial instruments	103,577,387	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	80,154,315	72,052,850	59,324,858	51,255,745	42,939,043
Subject to repurchase agreements	10,855,916	15,352,073	1,051,665	4,807,769	5,682,852
Derivative financial instruments	2,442,097	549,065	474,488	397,956	232,311
Restricted deposits – Brazilian Central Bank	6,328,062	440,235	2,506,172	4,512,563	3,109,634
Privatization currencies	89,729	70,716	98,142	82,487	88,058
Subject to collateral provided	3,705,012	765,129	995,483	1,365,138	1,752,882
Securities purpose of unrestricted purchase and sale commitments	2,256	8,019,891	–	–	–
Interbank accounts	20,118,023	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled receipts and payments	394,194	50,945	39,093	22,075	20,237
Restricted credits:
– Restricted deposits – Brazilian Central Bank	19,277,486	18,664,706	16,444,866	15,696,154	13,580,425
– National treasury – rural credit	578	578	578	578	578
– SFH	413,239	405,465	396,089	335,320	391,871
Interbank onlendings	2,940	–	–	–	–
Correspondent banks	29,586	3,112	41,539	32,975	19,726
Interdepartmental accounts	138,761	186,338	172,831	147,537	514,779
Internal transfer of funds	138,761	186,338	172,831	147,537	514,779
Loan operations	90,008,688	79,714,969	68,328,802	51,890,887	42,162,718
Loan operations:
– Public sector	851,144	784,870	821,730	536,975	186,264
– Private sector	95,917,819	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for doubtful accounts	(6,760,275)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing operations	4,662,561	3,751,558	2,411,299	1,556,321	1,306,433
Leasing receivables:
– Public sector	139,256	152,125	66,237	–	–
– Private sector	8,636,234	7,231,519	4,896,717	3,237,226	2,859,533
Unearned income from leasing	(3,927,440)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for leasing losses	(185,489)	(159,840)	(107,059)	(104,215)	(114,566)
Other receivables	34,122,235	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on sureties and guarantees honored	1,055	38	–	811	624
Foreign exchange portfolio	12,047,077	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	206,434	175,570	183,015	197,120	331,064
Negotiation and intermediation of amounts	513,745	709,034	1,124,197	357,324	602,543
Insurance premiums receivable	1,240,568	1,257,298	1,073,002	988,029	889,358
Sundry	20,200,096	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for other doubtful accounts	(86,740)	(101,049)	(153,032)	(152,906)	(152,218)
Other assets	2,132,367	1,973,814	1,563,948	1,284,420	1,068,607
Other assets	374,928	369,099	367,688	477,274	586,994
Provisions for devaluations	(182,516)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid expenses	1,939,955	1,794,306	1,377,201	1,037,480	738,798
Permanent assets	3,498,204	3,492,450	4,357,865	4,887,970	4,956,342
Investments	585,130	696,582	984,970	1,101,174	862,323
Interest in affiliated companies:
– Local	426,954	403,033	438,819	496,054	369,935
Other investments	518,256	651,568	895,836	971,311	857,985
Allowance for losses	(360,080)	(358,019)	(349,685)	(366,191)	(365,597)
Property, plant and equipment in use	2,187,522	2,136,783	1,985,571	2,270,497	2,291,994
Buildings in use	1,046,863	1,055,640	1,115,987	1,357,063	1,398,735
Other fixed assets	4,149,052	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated depreciation	(3,008,393)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased assets	28,162	16,136	9,323	18,951	34,362
Leased assets	40,468	25,142	23,161	58,463	63,812
Accumulated depreciation	(12,306)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred charges	697,390	642,949	1,378,001	1,497,348	1,767,663
Organization and expansion costs	1,682,630	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated amortization	(985,240)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on acquisition of subsidiaries, net of amortization	–	–	847,484	1,026,192	1,216,225
Total	290,568,192	265,547,273	208,682,930	184,926,468	176,097,690

Consolidated Balance Sheet – R$ thousand

Liabilities	June	December

	2007	2006	2005	2004	2003

Current and long-term liabilities	262,817,808	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	82,600,618	83,905,213	75,405,642	68,643,327	58,023,885
Demand deposits	21,019,183	20,526,800	15,955,512	15,297,825	12,909,168
Savings deposits	28,405,401	27,612,587	26,201,463	24,782,646	22,140,171
Interbank deposits	230,980	290,091	145,690	19,499	31,400
Time deposits	32,359,675	34,924,541	32,836,656	28,459,122	22,943,146
Other deposits	585,379	551,194	266,321	84,235	–
Federal funds purchased and securities sold under agreements to repurchase	53,755,946	47,675,433	24,638,884	22,886,403	32,792,725
Own portfolio	32,353,250	36,595,268	12,690,952	8,248,122	6,661,473
Third-party portfolio	19,350,502	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted portfolio	2,052,194	7,608,782	–	207,405	8,572,512
Acceptances and issuance of securities	6,645,148	5,636,279	6,203,886	5,057,492	6,846,896
Exchange acceptances	6,927	–	–	–	–
Mortgage notes	875,154	857,697	847,508	681,122	1,030,856
Debentures funds	2,601,254	2,603,194	2,624,899	–	7,291
Securities issued abroad	3,161,813	2,175,388	2,731,479	4,376,370	5,808,749
Interbank accounts	164,646	5,814	139,193	174,066	529,332
Interbank onlendings	–	–	–	–	159,098
Correspondent banks	164,646	5,814	139,193	174,066	370,234
Interdepartmental accounts	1,761,699	2,225,711	1,900,913	1,745,721	1,782,068
Third-party funds in transit	1,761,699	2,225,711	1,900,913	1,745,721	1,782,068
Borrowings	6,539,968	5,777,906	7,135,327	7,561,395	7,223,356
Local borrowings – official institutions	616	778	1,088	1,376	2,070
Local borrowings – other institutions	349	44,447	18	11,756	4,010
Foreign currency borrowings	6,539,003	5,732,681	7,134,221	7,548,263	7,217,276
Local onlending – official institutions	12,619,534	11,640,969	9,427,571	8,355,398	7,554,266
National treasury	33,550	99,073	52,318	72,165	51,398
BNDES	6,018,261	5,532,018	4,237,973	3,672,007	3,403,462
CEF	84,251	69,909	59,588	395,820	459,553
Finame	6,481,863	5,938,037	5,075,232	4,211,762	3,638,966
Other institutions	1,609	1,932	2,460	3,644	887
Foreign onlendings	5,513	170	183	42,579	17,161
Foreign onlendings	5,513	170	183	42,579	17,161
Derivative financial instruments	2,124,188	519,004	238,473	173,647	52,369
Technical Provisions for insurance, private pension plans and certificated savings plans	52,899,514	49,129,214	40,862,555	33,668,654	26,408,952
Other liabilities	43,701,034	34,157,298	23,210,838	21,287,950	21,175,297
Collection of taxes and other contributions	1,566,436	175,838	156,039	204,403	130,893
Foreign exchange portfolio	6,405,313	2,386,817	2,206,952	3,011,421	5,118,801
Social and statutory payables	1,311,895	190,916	1,254,651	900,266	851,885
Fiscal and pension plans activities	9,624,700	8,014,520	5,041,312	4,495,387	4,781,458
Negotiation and intermediation of amounts	149,309	422,232	893,957	312,267	595,958
Financial and development funds	1,137	876	–	–	–
Subordinated debt	13,202,983	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	11,439,261	11,016,642	6,938,622	6,391,461	4,701,492
Future taxable income	173,303	180,460	52,132	44,600	31,774
Future taxable income	173,303	180,460	52,132	44,600	31,774
Minority interest in consolidated subsidiary	62,557	57,440	58,059	70,590	112,729
Stockholders' equity	27,514,524	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Local residents	16,756,490	13,162,481	11,914,375	6,959,015	6,343,955
– Foreign residents	1,243,510	1,037,519	1,085,625	740,985	656,045
Realizable capital	–	–	–	(700,000)	–
Capital reserves	55,459	55,005	36,032	10,853	8,665
Profit reserves	7,596,750	8,787,106	5,895,214	7,745,713	6,066,640
Mark-to-market adjustment – TVM and derivatives	1,937,589	1,644,661	507,959	458,080	478,917
Treasury stock	(75,274)	(50,410)	(29,931)	–	(7,342)
Stockholders' equity managed by parent company	27,577,081	24,693,802	19,467,333	15,285,236	13,659,609
Total	290,568,192	265,547,273	208,682,930	184,926,468	176,097,690

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Private Pension Plans	Other Activities	Total	%

Trading Securities	27,016	4,855	26,604	990	59,465	64.6
Securities Available for Sale	8,279	954	11,788	24	21,045	22.9
Securities Held to Maturity	939	4,249	6,302	–	11,490	12.5
Subtotal	36,234	10,058	44,694	1,014	92,000	100.0
Purchase and Sale Commitments	4,489	2,553	4,535	–	11,577
Total on June 30, 2007	40,723	12,611	49,229	1,014	103,577
Total on March 31, 2007	38,188	11,876	46,940	530	97,534
Total on June 30, 2006	19,475	10,883	39,623	401	70,382

Composition of Securities by Issuance

Securities	R$ million

	2006		2007

	March	June	March	June

Government	29,712	30,734	49,607	49,061
Private	14,422	13,262	14,376	16,982
PGBL/ VGBL	20,890	21,211	22,980	25,957
Subtotal	65,024	65,207	86,963	92,000
Purchase and Sale Commitments:	3,645	5,175	10,571	11,577
Funds	3,167	3,703	5,420	7,777
PGBL/VGBL	478	1,472	5,151	3,800
Total	68,669	70,382	97,534	103,577

Classification of Securities by Segment – in percentage

(*)	Insurance/Certificated Savings Plans
(**)	Other Activities
N.B.:	The composition of Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, loans to be granted, credit letters, interbank deposit certificates etc.) reached at the end of 2Q07 a total of R$108.2 billion, representing a 6.6% increase in the quarter and a 22.1% growth in the last twelve months.

There was a higher growth in operations destined to individuals compared to the previous quarter, while the growth for corporate entities is still higher in the last twelve months.

Loan Operations – Total Portfolio

The loans and onlendings balance indexed and/or denominated in foreign currency (excluding ACCs) reached the amount of U$5.7 billion in June 2007, showing a growth of 20.0% in dollars in the quarter and of 12.7% in Reais, recording in the quarter an increase in its share in the total loan portfolio. In the last twelve months, the growth was 68.9% and 50.3%, respectively, mainly due to the higher volume of operations carried out in branches and subsidiaries abroad.

Loan Operations – By Purpose

The loan portfolio for individuals showed an upturn when compared to the previous quarter, with evolution of 7.4% in the quarter, accruing 19.0% in the last twelve months. The main products responsible for the portfolio growth in the quarter were the vehicles financing and personal loan.

Loan Operations – Individual

In the graph below, for analysis purposes of the portfolio for individuals, the types related to the “consumer financing” were considered (vehicles, personal loan, leasing, assets financing and credit card in the latter, the amounts related to cash and credit purchases store owners and which are not in the total loan operations are included). The balance reached the amount of R$40.1 billion in June 2007, representing an 8.3% growth in the quarter and 24.0% in the last twelve months. We point out the vehicle financing and the payroll-deductible loans that are linked to payroll charges types, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level. Thus, these two portfolios represented, at the end of 2Q07, 60.5% of the total consumer financing balance.

Loan Operations – Consumer Financing

Loan Operations

The performance of loans granted to companies also presented an upturn in the quarter and in the last twelve months, with an evolution of 6.1% and 24.3%, respectively. Such behavior in the quarter was influenced by the good performance of the BNDES onlendings portfolios and operations carried out in the branches and subsidiaries abroad.

Loan Operations – Corporate

The graph below shows the growth of the main five types of products destined to corporate entities services, which represented 64.1% of the total loan portfolio in June.

Loan Operations – Main Types – Corporate

It is worth pointing out the increase in the relative share in the micro, small and medium-sized companies’ loan portfolio in the quarter and in the last twelve months, which has increased over the average of the portfolio as a whole.

Loan Operations – Client Characteristics

	R$ billion

	2006		2007				Variation (%)

	June	%	March	%	June	%	Quarterly	Last twelve months

Large Companies	25.1	28.3	30.0	29.6	30.9	28.6	3.0	23.0
Micro, Small and Medium-Sized
Companies	25.9	29.3	29.9	29.4	32.6	30.1	9.3	25.6
Individuals	37.6	42.4	41.6	41.0	44.7	41.3	7.4	19.0
Total	88.6	100.0	101.5	100.0	108.2	100.0	6.6	22.1

In the table below, the evolution in the representativeness of the Bank’s business segments is observed, in which it is worth highlighting the Companies segment, which showed an evolution higher than the total portfolio in the quarter and in the last twelve months.

Loan Operations – By Business Segment

	R$ billion

	2006		2007				Variation (%)

	June	%	March	%	June	%	Quarterly	Last twelve months

Corporate	28.9	32.6	33.5	33.0	34.9	32.3	4.3	20.8
Retail	28.1	31.7	30.2	29.7	32.0	29.6	5.9	13.7
Finasa	16.7	18.8	19.3	19.0	20.7	19.1	7.4	24.1
Companies	10.5	11.8	12.9	12.8	14.2	13.1	9.9	35.7
Other	4.4	5.1	5.6	5.5	6.4	5.9	15.0	42.7
Total	88.6	100.0	101.5	100.0	108.2	100.0	6.6	22.1

Loan Operations – By Type – R$ million

The evolution of balance and share in the type of loans and discounted securities in 2Q07 and in the last twelve months is once more worthy of mentioning due to its performance, which is higher than the growth of the portfolio. It is also worth pointing out the growth in the balance of operations with Sureties and Guarantees granted, mainly carried out with clients of the Corporate segment.

We present below the total loan operations, including Sureties and Guarantees and credit card (cash and credit purchases store owners), which presented a growth of 6.9% in 2Q07 and 22.9% in the last twelve months.

Items	R$ million

	2006		2007

	March	June	March	June

Loans and Discounted Securities (1)	38,048	39,398	46,609	50,143
Financings	31,034	32,930	36,678	38,723
Rural and Agribusiness Loans	6,651	6,865	7,711	7,903
Leasing operations	2,740	3,178	4,113	4,848
Advances on Foreign Exchange Contracts	5,443	5,767	5,851	6,128
Subtotal of Loans Operations	83,916	88,138	100,962	107,745
Other Loans	510	505	511	446
Total Loan Operations (2)	84,426	88,643	101,473	108,191
Sureties and Guarantees Recorded in Memorandum Accounts	10,737	13,369	15,969	17,325
Credit Card (3)	2,655	4,407	4,913	5,304
Total	97,818	106,419	122,355	130,820

(1)	It includes revolving credit of credit card.
(2)	According to concept defined by the Brazilian Central Bank.
(3)	Cash and credit purchases store owners.

Loan Operations – Delinquency

In June 2007, the delinquency ratio in the consolidated portfolio remained steady when compared to the previous quarter.

Loan Operations – Delinquency over 90 days – %

Loan Operations – Portfolio Movement

The movement of the consolidated loan portfolio in the last twelve months showed the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its quality, as shown in the tables below:

Loan Operations – Portfolio Movement Between June 2006 and 2007

Loan Operations – Portfolio Movement by Rating between June 2006 and 2007

Rating	Borrowers Remaining from June 2006		New Borrowers between June 2006 and 2007		Total Loans in June 2007

	R$ million	%	R$ million	%	R$ million	%

AA – C	82,453	92.0	17,554	94.5	100,007	92.4
D	1,760	2.0	251	1.3	2,011	1.9
E – H	5,396	6.0	777	4.2	6,173	5.7
Total	89,609	100.0	18,582	100.0	108,191	100.0

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except percentages)

	2006		2007

	March	June	March	June

Total Loan Operations	84,426	88,643	101,473	108,191
– Individual	35,718	37,559	41,628	44,694
– Corporate	48,708	51,084	59,845	63,497
Existing Provision	5,315	5,833	6,775	7,033
– Specific	2,703	3,053	3,772	3,856
– Generic	1,580	1,700	1,900	2,067
– Additional	1,032	1,080	1,103	1,110

Specific Provision/Existing Provision (%)	50.8	52.3	55.7	54.8
Existing Provision/ Loan Operations (%)	6.3	6.6	6.7	6.5
AA – C Rated Loan Operations / Loan Operations (%)	92.8	92.4	92.2	92.4
D Rated Operations under Risk Management / Loan Operations (%)	2.1	2.0	2.0	1.9
E – H Rated Loan Operations / Loan Operations (%)	5.1	5.6	5.8	5.7

D Rated Loan Operations	1,827	1,769	1,998	2,011
Existing Provision for D Rated Loan Operations	482	467	532	534
D Rated Provision/Loan Operations (%)	26.4	26.4	26.6	26.6
D – H Rated Loan Operations Overdue	4,006	4,518	5,492	5,599
Existing Provision/D – H Rated Loan Operations Overdue (%)	132.7	129.1	123.3	125.6

E – H Rated Loan Operations	4,274	4,928	5,869	6,173
Existing Provision for E – H Rated Loan Operations	3,720	4,271	5,111	5,346
Provision/E – H Rated Loan Operations (%)	87.0	86.7	87.1	86.6
E – H Rated Loan Operations Overdue	3,235	3,708	4,569	4,740
Existing Provision/E – H Rated Loan Operations Overdue (%)	164.3	157.3	148.3	148.4

Non Performing Loans / Loan Operations (*) (%)	3.9	4.2	4.4	4.3

Existing Provision/ Non Performing Loans (*) (%)	162.0	156.6	151.4	149.8

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For 2H07, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2007

	March	June

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	20,115	21,019	–	–	–	21,019
Savings	27,609	28,405	–	–	–	28,405
Interbank	158	59	121	51	–	231
Time	35,687	1,922	4,536	4,222	21,680	32,360
Other Deposits	593	586	–	–	–	586
Total	84,162	51,991	4,657	4,273	21,680	82,601

Demand Deposits – R$ billion

Checking Accounts

The balance of the Checking Accounts of Bradesco Organization at the end of 1H07 was R$21.0 billion, representing an increase of 26.3% compared to the balance at the end of June 2006, which was R$16.6 billion.

After being completely reformulated, we implemented in April 2007 the Bradesco’s New Statement for Individuals. Designed after analysis of competitors and client’s suggestions, we had as purpose to make it clearer and objective, and enabling a higher control and understanding of information to our clients.

Number of Checking Accounts – Individuals and Corporate – in thousands

Savings Accounts

At the end of 1H07, the balance of Bradesco Organization Savings Accounts totaled R$28.4 billion, corresponding to a 17.5% market share in the Brazilian Savings and Loan System (SBPE) and ensured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

Due to our accumulated profitability in 1H07 (TR + 0.5% per month), the Savings Account had an increase of 3.9%, and our balance had a growth of 2.9% in the period, mitigated by the withdraws occurred. The fall in the interest rates observed in the market made savings accounts more appealing, causing a different seasonal behavior in which investments offset withdrawals, thus resulting in a balance higher than the levels as in December 2006.

Share of SBPE – in percentage

Number of Savings Accounts – in thousands

Asset under Management

Bradesco is the best in fund management according to ValorInveste

Bradesco is a complete bank always seeking for the best results. Bradesco Asset Management (Bram), a company managing Bradesco Investment Funds, is an example, since it was granted by ValorInveste in partnership with Standard & Poor’s with the Top Gestão de Fundos 2007 award in the category Mixed Income.

Stockholders’ Equity – R$ million

	R$ million

	2006		2007

	March	June	March	June

Investment Funds	116,875	121,640	139,777	148,831
Managed Portfolios	8,468	10,400	7,115	7,429
Third-party Fund Quotas	5,937	5,608	4,759	5,021
Total	131,280	137,648	151,651	161,281

Asset Distribution

	R$ million

	2006		2007

	March	June	March	June

Investment Funds – Fixed Income	113,023	117,776	133,415	139,933
Investment Funds – Variable Income	3,852	3,864	6,362	8,898
Investment Funds – Third-Party Funds	5,565	5,245	4,500	4,947
Total	122,440	126,885	144,277	153,778
Managed Portfolio – Fixed Income	6,478	8,392	4,377	4,359
Managed Portfolio – Variable Income	1,990	2,008	2,738	3,070
Managed Portfolios – Third-Party Funds	372	364	259	74
Total	8,840	10,764	7,374	7,503
Total Fixed Income	119,501	126,168	137,792	144,292
Total Variable Income	5,842	5,872	9,100	11,968
Total Third-Party Funds	5,937	5,608	4,759	5,021
Overall Total	131,280	137,648	151,651	161,281

Total Assets under Management according to Anbid’s Global Ranking – R$ million (*)

(*)	Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	June 2006		March 2007		June 2007

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	530	3,388,288	546	3,309,959	617	3,317,275
Managed Portfolios	103	481	98	525	107	516
Total	633	3,388,769	644	3,310,484	724	3,317,791

4- Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	51,600	53,790	61,114	65,918
Securities	48,742	50,429	57,294	61,943
Insurance Premiums Receivable	1,102	1,093	1,069	1,148
Other Receivables	1,756	2,268	2,751	2,827
Permanent Assets	825	1,111	1,276	1,060
Total	52,425	54,901	62,390	66,978

Liabilities
Current and Long-Term Liabilities	46,041	48,484	55,070	58,462
Tax, Civil and Labor Contingencies	1,237	1,522	1,665	1,703
Payables on Operations of Insurance, Private Pension Plans and
Certificated Savings Plans	420	436	369	455
Other Liabilities	1,829	2,579	2,383	3,404
Technical Provisions for Insurance	4,027	4,146	4,903	5,128
Technical Provisions for Life and Private Pension Plans	36,353	37,574	43,430	45,409
Technical Provisions for Certificated Savings Plans	2,175	2,227	2,320	2,363
Minority Interest	108	112	64	67
Stockholders’ Equity	6,276	6,305	7,256	8,449
Total	52,425	54,901	62,390	66,978

Consolidated Statement of Income (*)

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Premiums Written	4,397	4,249	8,646	4,801	5,055	9,856
Reinsurance Premiums and Redeemed
Premiums	(938)	(962)	(1,900)	(1,195)	(1,212)	(2,407)
Insurance, Private Pension Plans and
Certificated Savings Plans Retained
Premiums	3,459	3,287	6,746	3,606	3,843	7,449
Variation in Technical Provisions	(579)	(466)	(1,045)	(1,049)	(1,098)	(2,147)
Fee and Commission Income	127	126	253	156	161	317
Retained Claims	(1,509)	(1,476)	(2,985)	(1,428)	(1,503)	(2,931)
Certificated Savings Plans Draws and
Redemptions	(285)	(288)	(573)	(301)	(353)	(654)
Private Pension Plans Benefits and
Redemptions	(727)	(567)	(1,294)	(713)	(512)	(1,225)
Selling Expenses	(247)	(255)	(502)	(260)	(262)	(522)
Other Operating Income/Expenses	(75)	(77)	(152)	(5)	30	25
Personnel and Administrative Expenses	(244)	(249)	(493)	(240)	(276)	(516)
Tax Expenses	(48)	(51)	(99)	(60)	(44)	(104)
Financial Result	768	722	1,490	636	906	1,542
Operating Income	640	706	1,346	342	892	1,234
Equity Result	43	1	44	72	69	141
Non-Operating Income	(5)	115	110	399	(6)	393
Minority Interest	(2)	(1)	(3)	(5)	(2)	(7)
Income before Taxes and Contributions	676	821	1,497	808	953	1,761
Taxes and Contributions on Income	(215)	(241)	(456)	(279)	(257)	(536)
Net Income	461	580	1,041	529	696	1,225

(*)	Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Claims Ratio (1)	78.7	79.9	78.5	73.3	79.1	76.2
Selling Ratio (2)	11.0	11.4	11.2	11.4	11.7	11.5
Administrative Expense Ratio (3)	10.9	11.8	11.4	10.8	12.4	11.6
Combined Ratio (4)	99.3	101.9	99.7	104.1	109.0	106.6
Expanded Combined Ratio (5)	86.0	85.4	85.0	87.6	90.3	89.0

N.B.:	For calculation purposes, the expanded and combined ratios would be 93.2% and 79.5%, respectively, if we exclude the exceeding provision in Health Insurance during the first half.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/ Earned Premiums.
(5) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/(Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

Source: Susep and ANS

According to information published by Susep and ANS, up to May 2007, in the insurance segment, Bradesco collected R$6.6 billion in premiums and maintained its leadership in the ranking with a 24.5% market share. The insurance sector obtained a total of R$26.9 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	925	929	1,854	983	1,038	2,021
Auto/RCF	528	510	1,038	511	506	1,017
Life/AP/VGBL	348	276	624	313	228	541
Basic Lines	79	90	169	108	113	221
Other Lines	66	70	136	72	62	134
Total	1,946	1,875	3,821	1,987	1,947	3,934

In 1H07, there was an increase of 3.0% in premiums earned in the insurance segment, if compared to the 1H06.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

Retained Claims by Insurance Line – R$ million

Insurance Line	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	782	794	1,576	766	856	1,622
Auto/RCF	379	391	770	383	379	762
Life/AP/VGBL	230	219	449	186	200	386
Basic Lines	57	41	98	63	53	116
Other Lines	84	54	138	58	52	110
Total	1,532	1,499	3,031	1,456	1,540	2,996

Claims Ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

Insurance Line		2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	27	26	53	30	32	62
Auto/RCF	95	93	188	97	98	195
Life /AP/VGBL	76	79	155	78	73	151
Basic Lines	17	15	32	21	22	43
Other Lines	–	1	1	–	2	2
Total	215	214	429	226	227	453

Selling Ratios by Insurance Line (%)

Number of Insured – in thousands

In 1H07, there was an increase of 14.3% in the client base compared to 1H06.

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, in order to comply with the guidelines established by the New Capital Basel Accord (Basel II), provisions of the monetary authority, and alignment to future definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. The disseminations of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros e Previdência was elected the most remembered company and the preferred one in the “Insurance Company” category by the research Marcas de Quem Decide (Brands of People Who Decide Survey), conducted by QualiData Institute in partnership with Jornal do Comércio do Rio Grande do Sul. In its ninth edition, the survey was carried out with businessmen and self-employed professionals of Rio Grande do Sul, and encompassed 100 categories of products, services and companies.

2 – Grupo Bradesco de Seguros e Previdência received the Segurador Brasil 2007 award, in the “Best Global Performance (with Health Insurance)” category. The award was promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Seguros e Previdência conquered the “Top of Mind” award, promoted by Amanhã magazine of Rio Grande do Sul, being the most remembered brand among the customers of this state in the “Insurance Company” category. For this survey, 1,200 interviews were carried out, comprising people from both genders, aged from 16 to 65 years from all household income classes, from January 3 to 17, 2007. This is the first time the “Insurance Company” category is included in the survey.

4 – Grupo Bradesco de Seguros e Previdência received the As Melhores Seguradoras do Brasil award, for being appointed as the “Largest Insurance Group in Brazil by Awards Earned, Net Income, Shareholders’ Equity and Total Assets”. Fundação Getulio Vargas (FGV) award, by means of Conjuntura Econômica magazine, issued by the Brazilian Institute of Economy (IBRE), of FGV, considers the companies’ economic and financial performance in 2006.

5 – Bradesco Seguros e Previdência received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to the “Christmas Tree of Bradesco Seguros e Previdência – A gift for the Brazilian Family” case. The award aims at recognizing organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

6 – Bradesco Seguros e Previdência received the e-finance award, of “Management of Mainframe Systems Development”. The award promoted by Executivos Financeiros magazine aims at pointing out the implementations of more innovative infrastructure and application solutions in the IT and Telecommunications area which contributed to the improvement of services rendered by financial institutions operating in Brazil.

7 – Bradesco Seguros e Previdência received the Gaivota de Ouro trophy for “Excellence in Total Insurances”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products/services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

Sponsorships

1 – Bradesco Seguros e Previdência was one of the sponsors of the III Seminário de Petróleo e Gás (Third Oil and Gas Seminar), promoted by the Brazilian Institute of Economy – IBRE and Conjuntura Econômica magazine, of Fundação Getulio Vargas, on March 20, 2007, at the Stock Exchange Auditorium, in Rio de Janeiro. The event gathered approximately 250 professionals, among officers and executives of the Oil and Gas sector.

2 – Bradesco Seguros e Previdência was one of the main supporting companies of the campaign “Vote Cristo. Ele é uma Maravilha” (Vote Christ. He’s a Wonder), which had the purpose of electing the Christ Redeemer as one of the seven new wonders on a worldwide choice, promoted by the Swiss institution New 7 Wonders Foundation, which aims at protecting and disclosing the humanity’s heritage.

3 – Bradesco Seguros e Previdência promoted, on May 20, the “Corrida e Caminhada da Longevidade” (Running and Walk for Longevity), in Rio de Janeiro. The initiative intends to arouse interest for the theme and stimulate people to increase their quality of life by practicing physical exercises.

4 – Bradesco Seguros e Previdência is once more the sponsor of the Series O Globo/Dell’Arte Concertos Internacionais – Temporada 2007 (Globo/Dell’Arte International Concerts – Season 2007), with presentations at the Municipal Theater of Rio de Janeiro, from May to November 2007.

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS

Net Premiums Written – R$ million

Insurance Lines	2006			2007
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Corporate Plan	702	714	1,416	758	810	1,568
Individual Plan	240	244	484	251	251	502
Total	942	958	1,900	1,009	1,061	2,070

Growth in Technical Provisions for Health – R$ million

Number of Insured of the Health Insurance Lines – in thousands

When comparing June 2007 to June 2006, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.7 million customers, of which 2.5 million pertain to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (89.8% in June/2007) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 15 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 32 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 28% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2006 – Biggest and Best List, July 2006).

In this half year, a new version of SIGE (Grantor Management Information System), important tool available for the management of health and dental insurance of Bradesco Saúde’s corporate clients, was implemented.

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Awards/Recognition

1 – Bradesco Saúde was elected the best company in the “Health Insurance” category and featured among the ten best companies in the survey The Top 100 Best HR Suppliers in Brazil, promoted by Gestão & RH Editora. The survey was conducted among Human Resources managers of the “one thousand largest and best companies to work for”, according to Exame magazine.

2 – Bradesco Saúde received the Gaivota de Ouro trophy for “Excellence in Health Portfolio”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products/services, innovative actions and people who contribute to the growth and strengthening of the insurance market.

Highlight

Bradesco Saúde was one of the sponsors of the Supplementary Health Forum, promoted by Sincor-SP, on June 14, at Hotel Maksoud Plaza, in São Paulo. Debates and lectures on important issues, such as available products, individual plans, plans for small and medium-sized companies and opportunities for the broker were carried out.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share (%)

Source: Susep

Growth in Technical Provisions of Auto/RE – R$ million

N.B.: In 2004, the Auto/RE portfolio of Bradesco Seguros was merged.

Net Premiums Issued – R$ million

Insurance Lines	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Auto/RE	766	612	1,378	604	693	1,297

Number of Auto/RE Insured – in thousands

In this half, Grupo Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with a 7.6% share of total market sales in this area.

The Brazilian economic growth has been providing the obtainment of new insurances in the Great Risks area, due to the establishment of new industries, expansion of industrial park of several companies and circulation of goods in the Brazilian ports, highways and railroads. In addition, the development of the oil area and growth of aircraft fleet in Brazil has determined new business opportunities in the Oil and Aeronautic Risks segment.

In Lines related to Equity Insurances, Bradesco Auto/RE has updated the insurance programs of its main clients, by means of partnerships with brokers specialized in the segment and closeness to Bradesco Corporate and Bradesco Empresas.

The Transportation segment is still the main focus, with material investments to improve new businesses, specially, among others, the qualification of Managers of Transportation Products, which will be established in the main Brazilian Economic Centers, and the creation of Bradesco Cargo System, a complete Transports Insurance Management System in the Internet.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, self-employed professionals and SMEs, the launch of new products and continuous improvement of processes and systems has contributed to the growth of the client base, mainly in the residential and equity insurances, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. These products were updated, and a new system for sale in the Internet was developed, which enabled a faster and more efficient contracting process.

Another positive aspect is the increase in sales of agricultural machinery and equipment, which enables opportunities of contracting insurance lines related to these segments: Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado.

In the Auto/RCF Line, despite of the strong competition, the Insurance Company has increased its client base, mainly due to the creation of products for specific publics, such as Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers.

One of the positive factors for the second half is the growth in sales of new vehicles, which contributes to the increase of insurance production of this line.

Bradesco Group’s market share of the Auto/RCF portfolio, up to May 2007, was 13.3% .

Awards/Recognition

1 – Bradesco Auto/RE Companhia de Seguros received the Segurador Brasil 2007 award, in the “Best Performance in Residential Risks” category. The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in 2006, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to “Bradesco Seguro Auto Mulher – Um Produto Exclusivo e Diferenciado Para o Público Feminino” (an exclusive and special product for the female public) case. The award aims at recognizing organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

3 – Bradesco Auto/RE Companhia de Seguros received the Gaivota de Ouro trophy for “Excellence in Auto Portfolio”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Source: Susep

In 1H07, total income from private pension plans totaled R$4.7 billion.

Grupo Bradesco de Seguros e Previdência

Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Source: Susep

In 1H07, total income from net premiums issued in the Life and Personal Accidents segment amounted to R$766 million.

Growth in Technical Provisions (Life and Pension Plans) – R$ million

Total technical provisions of Bradesco Vida e Previdência in June 2007 was R$45.4 billion. That amount was comprised of R$22.4 billion for supplementary private pension plans, R$21.1 billion for VGBL, R$1.9 billion for life/personal accident and other lines.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: Fenaprevi

In June 2007, the Investment Portfolio reached R$46.4 billion.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Insured – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 38.2% share of income from private pension plans and VGBL and a 15.3% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans, with a 41.3% share, and a 29.1% share in PGBL (sources: Susep – Superintendence of Private Insurance and Fenaprevi – National Federation of Private Pension Plans and Life), respectively – May/2007 data).

The number of Bradesco Vida e Previdência clients reached 16.2%, in June 2007, compared to June 2006, surpassing the record of 1.8 million private pension plans and VGBL participants and 10.1 million life insurance and personal accident insured. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of an appropriate management and sales policies.

Technical provisions totaled R$45.4 billion in June 2007, an increase of 20.9% as compared to June 2006. In May 2007, the Portfolio of Investments in Private Pensions Plans and VGBL totaled R$45.6 billion, comprising 41.5% of all market resources.

Awards/Recognitions

The quality of services rendered by Bradesco Vida e Previdência was recognized with the achievement of the following awards:

Prêmio Segurador Brasil 2007 (2007 “Brazil Insurer” Award)

– “Best Performance in Private Pension Plans” –Segurador Brasil magazine

Melhor Empresa de Previdência (Best Private Pension Plans Company)

– Balanço Financeiro 2007 magazine, of Gazeta Mercantil

– Conjuntura Econômica magazine

– Gaivota de Ouro Trophy

The Fundo Bradesco Master II Previdência FI Renda Fixa was awarded with:

– “Maximum grade of 5 diamonds”, by Gazeta Mercantil

Top de Marketing ADVB 2007 Award

– “Market Leadership” – with the Prev Jovem Bradesco case

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states, according to the latest figures for May 2007 published by Susep. The company’s market share was 29.3% in Amazonas and 27.2% in São Paulo.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. That phase was important due to the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

Continuing the consolidation process of traditional products, in March 2007, the product Pé Quente Bradesco Sorte Dia&Noite was launched. The monthly-paid new product arouses interest due to the low value installments (R$10.00) and offers raffles of R$25 thousand, gross, every Saturday, and one special prize of R$50 thousand from July to December. The public may obtain this new product through the Internet, Fone Fácil Bradesco and ATMs.

We also point out the important performance of social-environmental products, such as Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, as well as Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). Upon acquiring this last product, the client contributes to the development of projects of prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from “brAA+/Positive” to “brAAA/Stable” the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In December 2005, it received again the certification of its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the growing strengthening of the Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.4 billion in June 2007, and, according to May 2007 data, released by Susep, it holds 20.6% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 1H07 amounting to 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 13.4 million in June 2006 to 14.4 million in June 2007. Out of this total, 68.9% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, etc.

Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these bonds are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgment

1 – Bradesco Capitalização received the “Top of Quality – 2007” award from the Ordem dos Parlamentares do Brasil (OPB), an institute with a 30-year tradition. The award was created by OPB to acknowledge, distinguish and reward the work of companies that contribute to the Country’s social-economic development.

2 – Bradesco Capitalização received the Troféu Desbravadores (Pathfinders Trophy), for the Company’s pioneering nature, and the Troféu Segurador Ambiental (Environmental Insurer Trophy), for its actions in the preservation of the environment with the certificated savings plan Pé Quente Bradesco SOS Mata Atlântica, at the ceremony of the Prêmio Segurador Brasil 2007 (2007 Brazil Insurer award). The award, promoted by Segurador Brasil magazine, aims at acknowledging the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Capitalização received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to the “Marketing focused on Products and Services strengthens Bradesco Capitalização Position” case. The award aims to acknowledge organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

4 – Bradesco Capitalização received the Balanço Financeiro award, as the best company in the “Certificated Savings Plans” category. The award, promoted by Gazeta Mercantil newspaper based on study of Consultoria Austin Rating, considers the growth, performance and results obtained in 2006.

5 – Bradesco Capitalização received the Top Social 2007 award of the Brazilian Association of Sales and Marketing Managers (ADVBSP). The case awarded was Pé Quente Bradesco o Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). This award is one of the most important in the sector and intends to evaluate and point out socially responsible actions.

6 – Bradesco Capitalização received three Gaivota de Ouro trophies: “The Best Certificated Savings Plans Company”, “Outstanding Product in 2006” (Pé Quente Bradesco O Câncer de Mama no Alvo da Moda) and “Excellence in Social-environmental Responsibility” (Pé Quente Bradesco SOS Mata Atlântica). Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contribute to the growth and strengthening of the insurance market.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	16,619	17,438	20,777	22,270
Funds Available	6	13	6	7
Interbank Investments	192	186	830	757
Securities and Derivative Financial Instruments	54	55	82	118
Interbank Accounts	26	41	38	27
Loan and Leasing Operations	15,833	16,665	19,267	20,686
Allowance for Doubtful Accounts	(613)	(764)	(1,035)	(1,104)
Other Receivables and Other Assets	1,121	1,242	1,589	1,779
Permanent Assets	1,840	1,918	1,832	1,902
Total	18,459	19,356	22,609	24,172

Liabilities
Current and Long-Term Liabilities	17,435	18,228	21,438	22,899
Demand, Time and Interbank Deposits	17,087	17,875	20,969	22,285
Borrowings and Onlendings	6	4	2	1
Derivative Financial Instruments	17	9	2	2
Other Liabilities	325	340	465	611
Future Taxable Income	38	33	17	17
Stockholders’ Equity	986	1,095	1,154	1,256
Total	18,459	19,356	22,609	24,172

Consolidated Statement of Income

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	1,209	1,317	2,526	1,486	1,564	3,050
Financial Intermediation Expenses	(723)	(759)	(1,482)	(858)	(905)	(1,763)
Net Interest Income	486	558	1,044	628	659	1,287
Allowance for Doubtful Accounts Expenses	(207)	(262)	(469)	(275)	(309)	(584)
Gross Income from Financial
Intermediation	279	296	575	353	350	703
Other Operating Income/Expenses	(214)	(227)	(441)	(243)	(192)	(435)
Operating Income	65	69	134	110	158	268
Non-Operating Income	(1)	–	(1)	(2)	(3)	(5)
Income before Taxes and Contributions	64	69	133	108	155	263
Taxes and Contributions on Income	(4)	(10)	(14)	(20)	(17)	(37)
Net Income	60	59	119	88	138	226

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations.

Operating in a special way of trading products, by means of partnerships with stores and resale, Banco Finasa complements the distribution network of Bradesco Organization’s financing products.

Combined with Bradesco’s innate vocation for the granting of financing, Banco Finasa also continued with the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important retail chains.

For the new business prospect, Banco Finasa contracts the services of Finasa Promotora de Vendas, its wholly-owned subsidiary which, through its 392 branches established nationwide and a structure of business partners, represented in June 2007 by 18,455 auto dealers and 21,616 stores selling furniture and home décor, auto parts, IT programs and equipment, home improvement material, tires, tourism and telephony, amongst others. At the end of 1H07, Finasa Promotora recorded 5,055 employees, 81% of which were directly performing in new businesses prospect.

Operating Performance

In 1H07, the Bank surpassed the amount of R$20 billion in financing portfolio, leasing and personal loan, ending the half year with R$20.686 billion, a growth of 24.1% over the same period in 2006. The production of new businesses increased, on average, from R$1.267 billion/month in 1H06 to R$1.514 billion/month in 1H07, with a growth of 19.5% .

The balances of the operations showed the following growth, per type:

Finasa Portfolio – R$ million

Line of Business	June		Evolution (%)

	2006	2007

Individuals (CDC + CP)	14,590	17,544	20.2
Corporate (CDC + CP)	1,165	1,271	9.1
Leasing	910	1,871	105.6
Overall Total	16,665	20,686	24.1

Market Share in June 2007 – CDC Vehicles 21.2% and CDC Finabens 17.8% .

In 1H07, the corporate result was R$226 million, against R$119 million examined in 2006, growth of 90%, pointing out the accounting results with investments in Banco Alvorada, net of funding cost, in 2007, of R$102 million, when compared to the R$40 million recorded in the same period in 2006.

Banco Bradesco BBI

Balance Sheet

	R$ million

	2006		2007

	March	June	March	June

Assets
Current and Long-term Assets	1,515,030	1,568,791	1,106,905	1,417,625
Funds Available	2	2	1	2
Interbank Investments	806,226	851,950	934,318	727,414
Securities and Derivative Financial Instruments	563,384	565,692	28,752	525,634
Interdepartmental Accounts	265	285	–	171
Other Receivables and Other Assets	145,153	150,862	143,834	164,404
Permanent Assets	8,449	238,362	247,429	250,347
Total	1,523,479	1,807,153	1,354,334	1,667,972

Liabilities
Current and Long-Term Liabilities	626,318	645,066	107,595	378,774
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	542,319	561,791	–	225,722
Derivative Financial Instruments	–	–	–	52,024
Interdepartmental Accounts	–	–	2,906	–
Other Liabilities	83,999	83,275	104,689	101,028
Stockholders’ Equity	897,161	1,162,087	1,246,739	1,289,198
Total	1,523,479	1,807,153	1,354,334	1,667,972

Statement of Income

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	57,585	49,625	107,210	38,592	28,019	66,611
Financial Intermediation Expenses	(21,237)	(19,471)	(40,708)	(7,217)	(4,539)	(11,756)
Gross Income from Financial
Intermediation	36,348	30,154	66,502	31,375	23,480	54,855
Other Operating Income/Expenses	(5,500)	31,839	26,339	18,163	1,537	19,700
Operating Income	30,848	61,993	92,841	49,538	25,017	74,555
Non-Operating Income	214	64	278	95	147	242
Income before Taxes and Contributions	31,062	62,057	93,119	49,633	25,164	74,797
Taxes and Contributions on Income	(10,327)	(9,723)	(20,050)	(9,373)	(364)	(9,737)
Net Income	20,735	52,334	73,069	40,260	24,800	65,060

(1)
The corporate name of Banco Bradesco BBI S.A. was approved at the Special Stockholders’ Meeting held on May 31, 2006, after the incorporation by Banco Bem S.A. of stocks issued by Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Bradesco S.A. Corretora de Títulos e Valores Mobiliários.

Incorporated by Bradesco, in February 2006, Bradesco BBI S.A. has the purpose of consolidating its operations in the areas of Capital Markets, Mergers and Acquisitions, Project Financing, Structured

Operations and Treasury. Among other duties, it will develop the businesses of structuring, originating, distributing and managing the clients’ assets, flows and financial inventories.

Capital Markets

During 1H07, BBI coordinated important variable and fixed income transactions, which amounted to R$12.6 billion. That volume represents 31.4% of the total amount of stocks issues, stocks deposit certificates, debentures, FIDCs and promissory notes recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

We highlight our participation as joint bookrunner in the public offerings of stocks of Marfrig Frigoríficos e Comércio de Alimentos S.A., in the amount of R$1.2 billion and Drogasil S.A., in the amount of R$447.5 million. As coordinators, we highlight the operations of JBS S.A., in the amount of R$1.6 billion, LOG-IN Logística Intermodal S.A., in the amount of R$848.2 million and PDG Realty S.A. Empreendimentos e Participações, in the amount of R$724.5 million.

In fixed income, we participated as leader coordinators, among other transactions, in the public offering of debentures of Ultrapar Participações S.A., in the amount of R$675.0 million and in the public distribution of promissory notes of Cesp –Companhia Energética de São Paulo, in the amount of R$119.0 million. We point out our coordination in the issue of debentures of Cyrela Brazil Realty S.A., in the amount of R$500.0 million, and of Companhia Brasileira de Distribuição, in the amount of R$779.6 million.

In addition to the local market, BBI also operates in the international capital markets, originating, structuring debt transactions (commercial papers, notes and bonds) for placement with foreign investors. Among the operations we took part in, we highlight CVRD’s bond in the total amount of US$3.8 billion, and the Minerva Overseas Ltd. bond, in the amount of US$150.0 million, with the subsequent reopening in a further US$50 million.

Mergers and Acquisitions

BBI is also responsible for financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatization.

In 1H07, we provided advisory services in three important operations: the acquisition of Banco BMC S.A. by Banco Bradesco S.A., the acquisition of the sugar and alcohol businesses of Grupo Tavares de Mello by Louis Dreyfus Commodities Bioenergia S.A and the sale of part of the stake held by Bradesco Organization at Serasa S.A.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several greenfield projects in the Project and Corporate Finance categories, always seeking the best financing solution for projects. It operates in the most important sectors of the economy and has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC, as well as with export credit agencies (ECAs).

In 1H07, among the projects carried out by BBI, it is worth pointing out the completion of the long-term financing advisory and structuring, in the amount of approximately R$490.0 million, in the Project Finance type, for Itumbiara Transmissora de Energia S.A., a 811-km power transmission line between Cuiabá (state of Mato Grosso) and Itumbiara (state of Minas Gerais).

Structured Operations

The Structured Operations area develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Grants with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium- and Long-term Financing Structuring, based on receivables and/or other collaterals.

In addition, this area is capable of structuring models of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction, and seek solutions with the purpose of meeting the specific needs of the companies, such as decrease in the use of working capital, increase in liquidity, optimization of the financial and tax costs, demobilization, and structured financings. It coordinates syndicated loan processes, including the extension of debts, which can be refinanced, structured by the commercial Bank or by third parties.

Within this context, it creates efficient solutions of specific structures focused on the financing and the execution of acquisition finance operations, highlighting, in 1H07, the acquisition finance of Companhia Açucareira Vale do Rosário, in the amount of R$1.3 billion, FIDC CESP IV, Cesp – Companhia Energética de São Paulo, in the amount of R$1.3 billion and FIDC Hiper, Supermercados G. Barbosa, in the amount of R$155.0 million.

Treasury

BBI’s Treasury operates in the following areas:

– Clients: present in local and foreign markets, the Treasury is able to distribute fixed income products in the primary market and, more strongly, in the secondary markets. The interest rates, currencies, commodities and loan derivatives are also part of a range of products offered to clients;

– Markets: performance in different markets, focusing on product pricing for customers; and

– Structuring: capacity of originating tailor-made products for the different types of clients.

Leasing Companies

On June 30, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	19,246	19,648	33,587	34,414
Funds Available	–	8	–	–
Interbank Investments	15,865	15,991	29,231	29,704
Securities and Derivative Financial Instruments	792	858	976	983
Leasing Operations	2,054	2,268	2,655	2,977
Allowance for Doubtful Accounts	(94)	(98)	(106)	(114)
Other Receivables and Other Assets	629	621	831	864
Permanent Assets	91	87	61	70
Total	19,337	19,735	33,648	34,484

Liabilities
Current and Long-Term Liabilities	16,882	17,234	30,940	31,728
Federal Funds Purchased and Securities Sold under Agreements to Repurchase
and Funds Received from Issuance of Securities	15,398	15,696	29,237	29,895
Borrowings and Onlendings	188	188	273	331
Derivative Financial Instruments	1	–	–	–
Subordinated Debt	626	623	619	619
Other Liabilities	669	727	811	883
Stockholders' Equity	2,455	2,501	2,708	2,756
Total	19,337	19,735	33,648	34,484

Aggregated Statement of Income

	R$ million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	994	959	1,953	1,306	1,319	2,625
Financial Intermediation Expenses	(869)	(833)	(1,702)	(1,186)	(1,197)	(2,383)
Net Interest Income	125	126	251	120	122	242
Allowance for Doubtful Accounts Expenses	–	(5)	(5)	(1)	(8)	(9)
Gross Income from Financial
Intermediation	125	121	246	119	114	233
Other Operating Income/Expenses	(39)	(20)	(59)	(16)	(7)	(23)
Operating Income	86	101	187	103	107	210
Non-Operating Income	1	(6)	(5)	–	14	14
Income before Taxes and Contributions	87	95	182	103	121	224
Taxes and Contributions on Income	(31)	(33)	(64)	(35)	(39)	(74)
Net Income	56	62	118	68	82	150

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On June 30, leasing operations brought to present value totaled R$4.8 billion.

Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.1% share of this market (reference date: May 2007). This good performance is rooted in its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios

Management Company

Balance Sheet

	R$ thousand

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	169,570	199,956	270,372	314,606
Funds Available	24	–	–	–
Securities	167,935	195,161	266,778	308,062
Other Receivables	1,611	4,795	3,594	6,544
Permanent Assets	2,011	2,821	5,975	6,502
Total	171,581	202,777	276,347	321,108

Liabilities
Current and Long-Term Liabilities	37,404	55,635	52,738	113,410
Dividends Payable	17,396	29,039	25,409	75,409
Amounts Refundable to Former Groups Now Closed	6,478	6,630	7,051	7,190
Other Liabilities	13,530	19,966	20,278	30,811
Stockholders’ Equity	134,177	147,142	223,609	207,698
Total	171,581	202,777	276,347	321,108

Statement of Income

	R$ thousand

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Fee and Commission Income	44,019	48,048	92,067	57,603	61,284	118,887
Taxes Payable	(4,583)	(5,088)	(9,671)	(6,203)	(6,509)	(12,712)
Financial Revenues	6,658	6,250	12,908	7,868	8,088	15,956
Administrative Expenses (Including
Personnel Expenses)	(5,626)	(5,346)	(10,972)	(7,096)	(6,925)	(14,021)
Selling Expenses	(4,332)	(9,144)	(13,476)	(4,138)	(5,413)	(9,551)
Other Operating Income/Expenses	960	1,192	2,152	1,338	1,425	2,763
Income before Taxes and Contributions	37,096	35,912	73,008	49,372	51,950	101,322
Taxes and Contributions on Income	(12,680)	(11,304)	(23,984)	(17,100)	(17,861)	(34,961)
Net Income	24,416	24,608	49,024	32,272	34,089	66,361

Consortium Groups

Balance Sheet

	R$ thousand

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	1,647,945	1,859,700	2,493,844	2,685,569
Amount Offset	10,202,389	11,878,924	12,581,834	13,300,938
Total	11,850,334	13,738,624	15,075,678	15,986,507

Liabilities
Current and Long-Term Liabilities	1,647,945	1,859,700	2,493,844	2,685,569
Amount Offset	10,202,389	11,878,924	12,581,834	13,300,938
Total	11,850,334	13,738,624	15,075,678	15,986,507

Operating Overview

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches Network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand are added advantages for expanding consortium purchase plan sales.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of products and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, especially taking into account that, in relation to real estate product, there is currently high housing deficit in the country.

Operating Performance

The different way of trading products (Real Estate, Automobiles, Trucks, Tractors and Agricultural Implements) with a specialized and focused team, provided Bradesco Consórcios with a growth of 38.5% in 2Q07 when compared to the same period of the previous year.

Representation

Market Share – Real Estate Consortium – in percentage

Source:	Brazilian Central Bank
N.B.:	The market share of Ademilar as of March 2006 was not disclosed.

Market Share – Automobile Consortium - in percentage

Source:	Brazilian Central Bank.
N.B.:	The market share of HSBC as of March 2006 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – in percentage

Source:	Brazilian Central Bank

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the Letter of Credit, the automobile, real property, truck, tractor or agricultural implement of his/her preference when he/she wins the draw.

In 2Q07, 88 groups were inaugurated and 38.1 thousand consortium quotas were sold. Until June 2007, we recorded total accumulated sales exceeding 306.5 thousand consortium quotas, achieving sales results in excess of R$9.6 billion and recording 123.9 thousand draws, with 94.2 thousand properties delivered and 1,614 active groups.

Active Consortium Quotas

Total Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Automobile and Real Estate segments, and searches for a highlighting position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, Bradesco ended June with 112,852 active quotas. In the Automobile segment, Bradesco ended with 159,660 active quotas, maintaining a lead position in relation to consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, Bradesco ended this quarter with 9,002 active quotas moving up from the 11th place in March 2006 to the 7th place in June 2007 in Bacen’s ranking. This data proves that the public is getting to know the advantages to acquire an asset, such as Trucks, Tractors and Agricultural Implements, by means of a consortium.

Leadership (Real Estate and Automobile) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank
N.B.: Ademilar was not in the ranking of March 2006 of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source:	Brazilian Central Bank
N.B.	: HSBC was not in the ranking of March 2006 of the ten largest management companies.

Number of active participants of the ten largest consortium management companies in the truck, tractor and agricultural implement segment

Source:	Brazilian Central Bank.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	252,788	1,446,008	382,232	184,468
Funds Available	59	33	63	227
Interbank Investments	65,420	33,800	94,565	53,908
Securities	58,109	61,334	77,773	77,247
Other Receivables	129,150	1,350,782	209,775	53,026
Other Assets	50	59	56	60
Permanent Assets	32,472	34,232	39,035	41,942
Total	285,260	1,480,240	421,267	226,410

Liabilities
Current and Long-Term Liabilities	191,824	1,377,418	320,042	131,904
Other Liabilities	191,824	1,377,418	320,042	131,904
Stockholders' Equity	93,436	102,822	101,225	94,506
Total	285,260	1,480,240	421,267	226,410

Statement of Income

	R$ thousand

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	8,475	6,236	14,711	4,743	5,084	9,827
Other Operating Income/Expenses	4,199	5,350	9,549	7,137	11,463	18,600
Operating Income	12,674	11,586	24,260	11,880	16,547	28,427
Non-Operating Income	–	(3)	(3)	–	(2)	(2)
Income before Taxes and Contributions	12,674	11,583	24,257	11,880	16,545	28,425
Taxes and Contributions on Income	(4,483)	(4,108)	(8,591)	(4,031)	(5,619)	(9,650)
Net Income	8,191	7,475	15,666	7,849	10,926	18,775

Bradesco Corretora ended 1H07 in the 14th position of the São Paulo Stock Exchange – Bovespa among the 88 participant brokers. 42,364 investors were served in such period, executing 820,082 stock calls and put orders, summing up a volume corresponding to R$22,469 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 1H07, Bradesco Corretora traded 1,885 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$129,736 million, reaching the 26th position in the ranking among the 72 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa, U.S. dollar, Boi Gordo (live cattle) and coffee Indices through the Web Trading system, with a view to offering an alternative to carry out derivative operations of price protection, directly at the trading floor. The intermediation of future market operations is certified by NBR ISO 9001:2000.

In 1H07, Home Broker Bradesco reached the 2nd position in the ranking of Bovespa’s broker dealers. In May, Bradesco Corretora obtained the record amount of R$1.031 billion of traded volume by means of electronic channel, and is the 1st brokerage firm related to the financial conglomerate to exceed the amount of R$1 billion. As a result, we obtained a volume of R$5,217 million in 1H07, with a growth of 165.0% as compared to 1H06. The client base in the period evolved 55.3% compared to 1H06 with an increase of 28,754 new registrations and 41,003 e-mails received in 1H07. The executed orders in 1H07 were 641,467, showing a 141.5% increase as compared to the previous half.

Home Broker Bradesco was elected the Best Brazilian Website related to Home Broker in the sixth edition of E-finance Award, created by Executivos Financeiros magazine. The investor’s interest in the variable income market is growing every day, due to an increasingly favorable economic scenario, and the Internet has been the easiest and least expensive channel.

Continuing the expansion process of its Retail Area, Bradesco Corretora inaugurated the Stock Rooms in the branches of Aldeota/Fortaleza, USP/São Paulo and Monsenhor Celso/Curitiba in June 2007.

Home Broker – intermediation of stocks through the Internet (Shopinvest) is certified by NBR ISO 9001:2000 and GoodPriv@cy Data Protection Label (2002 edition).

SANA – Automatic System of Trading Stocks is certified by NBR ISO 9001:2000.

With a total volume traded of R$63.4 million in 1H07, Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distributions and Special Operations and Privatization Auctions, assisting a total of 16,643 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients also count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution no. 2,689, of January 26, 2000.

It also offers the Tesouro Direto (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

The Net Income recorded in 1H07 amounted to R$18.8 million.

The Stockholders’ Equity, on June 30, 2007, reached R$94.5 million, equivalent to 41.7% of total assets, which added up to R$226.4 million.

Information - Trading on BM&F and Bovespa

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

BM&F
Ranking	31th	25th	29th	29th	26th	26th
Contracts Traded (thousand)	511	688	1,199	796	1,089	1,885
Financial Volume (R$ million)	47,461	57,153	104,614	49,870	79,866	129,736

Stock Exchange
Ranking	14th	15th	14th	15th	13th	14th
Number of Investors	21,988	23,376	35,454	26,040	31,697	42,364
Number of Orders Executed	169,055	212,611	381,666	364,607	455,475	820,082
Financial Volume (R$ million)	5,690	5,596	11,286	9,454	13,015	22,469

Home Broker
Ranking	5th	6th	5th	2nd	2nd	2nd
Number of Registered Clients	44,968	52,036	52,036	71,761	80,790	80,790
Number of Orders Executed	111,330	154,269	265,599	281,579	359,888	641,467
Financial Volume (R$ million)	873	1,096	1,969	2,075	3,142	5,217

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2006		2007

	March	June	March	June

Assets
Current and Long-Term Assets	49,155	48,245	45,743	43,355
Funds Available	7,415	7,120	8,027	7,281
Interbank Investments	242	244	229	217
Securities and Derivative Financial Instruments	41,402	40,786	37,139	34,316
Other Receivables and Other Assets	96	95	348	1,541
Permanent Assets	24	278	504	474
Total	49,179	48,523	46,247	43,829

Liabilities
Current and Long-Term Liabilities	461	536	293	3,302
Other Liabilities	461	536	293	3,302
Stockholders' Equity	48,718	47,987	45,954	40,527
Total	49,179	48,523	46,247	43,829

Statement of Income

	R$ thousand

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Gross Income from Financial
Intermediation	534	209	743	535	203	738
Other Operating Income/Expenses	(770)	(757)	(1,527)	(969)	(2,820)	(3,789)
Operating Income	(236)	(548)	(784)	(434)	(2,617)	(3,051)
Net Loss / Income	(236)	(548)	(784)	(434)	(2,617)	(3,051)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

The Board of Governors of the Federal Reserve System considers Banco Bradesco to be a Financial Holding Company that enables the expansion of Bradesco Securities’ activities.

This status is given following a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, which will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities market (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1)	Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference: 6.30.2007

Main Subsidiaries and Affiliated Companies

(*)	Approved by the Brazilian Central Bank on August 1, 2007.

Administrative Body

Reference Date: 8.1.2007

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Local Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long-term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	brAAA	AAA
A/B	2	AA	F2	AA	F2	AA+ (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA+	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB–	B	BBB	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB–	B	BBB–	B	brBBB	brB	BBB	BBB
C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba3		Ba	Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B1		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.:	Bradesco’s risk ratings are among the highest attributed to Brazilian banks.
	(1)	Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
	(2)	Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3)
This is the first governance rating granted in Latin America. The evaluation recognizes that Bradesco adopts great corporate governance practices, with a relationship policy highlighted by a high quality, transparency and ethics level.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	Domestic Scale (1)

Domestic Rating of Financial Strength of Insurance Company (1)	International Rating of Financial Strength of Insurance Company (1)	Counterparty Rating	Counterparty Rating

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1)	Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	37th (Worldwide)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	147th (Worldwide)	March 2007
(*)	Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend of grouping together customers with similar profiles, allowing a personalized customer service and increasing gains of productivity and quickness. That process provides the Bank with larger flexibility and competitiveness in the execution of its business strategy, providing dimension to operations for both individual and corporate customers, concerning quality and specialization, in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet the clients’ needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s main values that permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all its actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9000 which is a reference for efficiency in the service providing, evaluated by clients. Its Management System is being improved with the adoption of practices acknowledged by the market, resulting in the achievement of the Banas Quality Management Award in 2006, and the Paulista Quality Management Award –Golden Medal in 2007, which indicates companies with the best management practices, for its efficiency and quality.

Bradesco Corporate

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amounted to R$90.9 billion.

Target Market

The 1,312 economic groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$350 million/year are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresas (Middle Market) segment was implemented with a view to offering services to companies with sales results from R$30 million to R$350 million/year, through 68 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: 41 in Southeast, 16 in South, 4 in Mid-West, 3 in Northeast and 2 in North.

Bradesco Empresas is formed by a team of 370 Relationship Managers, who are included in the Anbid Certification Program, serving on average 31 economic groups per Manager, on a tailor-made concept, encompassing 23,556 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$37.8 billion.

In the pursuit of ongoing quality, Bradesco Empresas Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the scope “Bradesco Empresas Segment Management”, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, according to a Tailor-Made concept, the most appropriate financial solution is sought, considering each client’s profile, providing advisory services for asset allocation and fiscal, tax and successory guidance.

Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia.

Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individual Clients”, as well as with the certification GoodPriv@cy (Data Protection Label– 2002 Edition) granted by IQNet (The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Background

The Prime Segment started its activities in May 2003 with 109 exclusive branches distributed around the country, aiming at offering clients complete solutions by means of financial auditing and a special portfolio of products and channels.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, rule NBR ISO 9001:2000, under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Along its years of existence, Prime has achieved a highlighting position in the Brazilian high-income market and has consolidated its position as the largest segment in customer service network, with 214 branches, strategically located.

Mission and Values

Bradesco Prime’s mission is to be the client’s first Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within ethical and professional standards.

When developing their activities, the employees of the Prime Segment are guided by Bradesco Organization’s values, which are as follows:

– Client as the Organization’s reason of existence;

– Ethical and transparent relationship with clients, stockholders, investors, partners and employees;

– Belief in people’s values and their capacity for development;

– Respect for the human being’s dignity, by preserving the individuality and the privacy and not admitting the practice of discriminatory acts due to social condition, creed, color, race, sex, faith or political ideology;

– Pioneering work in technology and solutions for clients;

– Social responsibility, especially investments in education; and

– Ability to face with determination different economic cycles and the dynamics of social changes.

Target-market and Main Competitive Advantages

Aligned with the commitment to providing all its clients with a Complete Bank, Bradesco Prime operates in the segment of high income clients, having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher.

Bradesco Prime’s customers are provided with:

– VIP branches specifically designed to provide comfort and privacy;

– Personalized products and services, such as the Bradesco Prime Loyalty Program, which aims to encourage the relationship between the clients and the Bank, by means of the offer of increasing benefits;

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client and who are continually enhancing their professional qualification; all of them take part in the Certification Program of Anbid;

– Relationship channels such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive advantage of the online chat, in which a financial consultant interacts with the clients in real time, the Call Center with an exclusive assistance center, in addition to an extensive Customer Service Network, comprised of its branches, ATM equipment and Banco24horas throughout Brazil.

In the branches below, Prime offers special services and technologies, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days a week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote connected equipment, enabling client to conduct his/her business from his/her own facilities.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population level. Such open-door philosophy is supported by an extensive customer service network. Thus, it is possible to reach the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort in the democratization of banking products and services, social inclusion and income distribution. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our branches, service branches, Banco Postal (Postal Bank) branches and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service, Internet Banking and Bradesco Celular, which are already used for a significant portion of daily transactions.

The Retail segment has been focusing on the growth in the client base and the loan portfolio. Another important aspect is the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,700 branches and 2,500 service branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Digital Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal (Postal Bank)

Banco Postal is a brand through which Bradesco offers its products and services in all the Brazilian cities, in a partnership with the Brazilian Post Office Company (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Banco Postal is present in more than 4.9 thousand cities of Brazil, with 5,709 branches. Around 1.7 thousand of these branches were set up in cities which, until then, were devoid of banks, benefiting a population of approximately 18 million people, who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or contracting loan operation.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in the comfort of a branch close to their homes, without having to go long distances on boats or along unsafe roads, and without spending a good part of their earnings on the trip.

Banco Postal’s expansion has also disseminated in the municipalities where the use of credit and debit cards and the affiliation of the commercial establishments to the Visa Network were introduced, providing more options for the local population to make their payments, besides allowing improvements in the very Postal Branches’ customer service, and the reduction in operating costs and in the risks of transporting cash to the Relationship Branches.

Number of Banco Postal Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, and promoting the banking inclusion, which would not be possible by means of traditional banking branches, in view of high installation and operating costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

On June 30, 2007, Bradesco Expresso Network totaled 9,699 installed units.

Number of Transactions Carried out in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Number of Bradesco Expresso Units

Customer Service Network

Customer Service Network	2006		2007

	March	June	March	June

Service Branches – Own
Branches (*)	2,999	2,993	3,015	3,031
PABs	1,022	1,044	1,069	1,083
PAEs	1,477	1,469	1,429	1,432
PAAs	–	–	111	130
Finasa Promotora de Vendas (Finasa Branches)	260	270	390	392
ATM Network Outplaced Terminals	2,294	2,327	2,580	2,571
Total Service Branches - Own	8,052	8,103	8,594	8,639

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	2,589	2,657	3,086	3,287
Banco Postal	5,502	5,533	5,639	5,709
Bradesco Expresso (Correspondent Banks)	5,038	5,748	9,084	9,699
Total Service Branches – Third Parties	13,129	13,938	17,809	18,695

Total Service Branches in the Country (Own + Third Parties)	21,181	22,041	26,403	27,334

Branches Abroad	3	3	3	3
Subsidiaries Abroad	5	5	5	5
Overall Total Service Branches (Country + Abroad)	21,189	22,049	26,411	27,342

Finasa – Associated Stores and Auto Dealers	41,065	39,781	39,542	40,071

Total Branches containing ATMs in the Country –
Own Network + Banco24Horas (included in the total) (**)	10,076	10,244	11,155	11,497

ATMs
Own	23,232	23,551	24,464	24,498
Banco24Horas	2,769	2,841	3,346	3,504
Total ATMs	26,001	26,392	27,810	28,002

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) Include 1 Banco Finasa branch and, in June 2007, 1 Banco Finasa branch and 1 Banco BBI branch.
(**) In June 2007, there were 778 overlapping branches between the Own Network and the Banco24Horas Network.

Customer Service Network – Branches

Client/Branch Ratio – in thousand

Bradesco and Market Share

	June 2006			June 2007

Region/State	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in Market(1)	Share (%)		in Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazônas	59	144	41.0	60	152	39.5
Amapá	4	27	14.8	4	27	14.8
Pará	49	289	17.0	49	300	16.3
Rondônia	18	88	20.5	18	89	20.2
Roraima	2	18	11.1	2	19	10.5
Tocantins	13	86	15.1	13	86	15.1

Total	150	687	21.8	151	708	21.3

Northeast
Alagoas	11	126	8.7	11	126	8.7
Bahia	207	756	27.4	208	765	27.2
Ceará	92	365	25.2	92	370	24.9
Maranhão	67	226	29.6	68	231	29.4
Paraíba	18	173	10.4	20	175	11.4
Pernambuco	62	479	12.9	62	483	12.8
Piauí	8	115	7.0	8	117	6.8
Rio Grande do Norte	14	149	9.4	14	150	9.3
Sergipe	12	161	7.5	12	164	7.3

Total	491	2,550	19.3	495	2,581	19.2

Mid-West
Distrito Federal	31	307	10.1	31	316	9.8
Goiás	106	561	18.9	106	567	18.7
Mato Grosso	62	244	25.4	62	248	25.0
Mato Grosso do Sul	57	227	25.1	57	229	24.9

Total	256	1,339	19.1	256	1,360	18.8

Southeast
Espírito Santo	40	362	11.0	39	368	10.6
Minas Gerais	278	1,831	15.2	284	1,871	15.2
Rio de Janeiro	254(2)	1,667	15.2	260(2)	1,170	22.2
São Paulo	1,082	5,778	18.7	1,099(3)	5,962	18.4

Total	1,654	9,638	17.2	1,682	9,911	17.0

South
Paraná	172	1,274	13.5	176	1,233	14.3
Rio Grande do Sul	159	1,453	10.9	158	1,476	10.7
Santa Catarina	111	848	13.1	113	861	13.1

Total	442	3,575	12.4	447	3,570	12.5

Overall Total	2,993	17,789	16.8	3,031	18,130	16.7

(1)	Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank. In 2007, data are from May.
(2)	It includes 1 Banco Finasa’s branch.
(3)	It includes 1 Banco Bradesco BBI’s branch.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Bradesco Dia&Noite (Day&Night) Customer Service Channels provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network), which is being extended.

Bradesco Dia&Noite (Day&Night) – ATM Network

The ATM network is distributed in strategic points throughout Brazil, with 24,498 machines on 6.30.2007, providing fast and practical access to diverse range of products and services. Additionally, Bradesco’s clients who have debit cards in checking or savings accounts can use 3,504 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2006		2007

	March	June	March	June

Total Bradesco	7,487	7,587	8,069	8,210
– Branches, PABs, PAEs and PAAs	5,193	5,260	5,489	5,639
– Outplaced Terminals	2,294	2,327	2,580	2,571
Total Banco24Horas (*)	2,589	2,657	3,086	3,287
Overall Total	10,076	10,244	11,155	11,497

(*)	It includes outlets overlapping with own network, 778 in June 2007.

Distribution of Own ATM Network – Productivity in the 1st Half of 2007

ATM Network – Number of Transactions – in thousand

N.B.: It includes the transactions performed in Banco24horas network.

ATM Network – Financial Movement Evolution – R$ million

N.B.: It includes the transactions performed in Banco24horas network.

ATM Network Highlights – millions

Items	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Number of Cash Withdrawal Transactions	108.7	109.1	217.8	114.1	113.6	227.7
Number of Deposit Transactions	46.0	44.9	90.9	44.2	43.9	88.1

1H07 Highlights

•	The technology of biometrical identification through the palm vein pattern was implemented;
•	Pilot project enabling Bradesco’s and Banco do Brasil’s clients to share self-service terminals for balance transactions and withdrawal;
•	31% growth in the value of the Personal Loan Limit transaction in relation to the same period in 2006; and
•	E-finance Award:
• Best Accessibility Solutions:
– Accessible ATMs to visually impaired people;
• Best Identity Management Solutions:
– Bradesco’s Security on the palm of the hand.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

With a 24/7 telephone access, the client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the Client has access to several other centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Movement Evolution – R$ million

1H07 Highlights

•	Bradesco was the only bank to obtain maximum score (100 points) in the Research assessing the quality of the customer service provided by the banks and credit card management companies;
•	Award that aimed to identify and disclose the best practices concerning customer service in Brazil and acknowledge companies that favors service excellence.
• Winner in the Retail Bank Category;
• Winner in the Prime Bank Category; and
•	E-finance Award:
• Best Accessibility Solutions:
– Assistance Center for Hearing Impaired People;
– Inclusion of Visually Impaired People;
• Best Identity Management Solutions:
– Security Key to access Fone Fácil Bradesco (Easy Phone).

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 45 related websites, 32 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its Clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*)
Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet Banking – Financial Movement Evolution – R$ million (*)

(*)	Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Services	1st Half of 2007

• Bradesco Internet Banking	8.1 million registered users.
(www.bradesco.com.br)	155.6 million transactions carried out.

• ShopInvest Bradesco	1,147 thousand registered users.
(www.shopinvest.com.br)	2.0 million transactions carried out.

• ShopCredit	11.3 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	408,982 registered companies.
(www.bradesco.com.br)	24.6 million transactions/operations carried out.

• Bradesco Cartões	17.9 million transactions carried out.
(www.bradescocartoes.com.br)

• Net Empresa – WebTA	390.6 million transactions/operations carried out.
(Web File Transmission)

• Bradesco – Cidadetran	3.5 million transactions/operations carried out.
(www.cidadetran.com.br)

1H07 Highlights

Security Portal (Security Tips);
Electronic Bradesco Security Key in Bradesco Net Empresa;
Social-environmental Responsibility website – versions in English and Spanish;
Investor Relations website Chat – Results in 2006;
New Bradesco websites: Bradesco Pessoa Jurídica (Corporate), Bradesco Cartões (Cards) and HR Solutions mini website;
ShopCredit – Payroll-deductible Loan – Public and Private;
Stock consultation through Bradesco Cell Phone; and
E-finance Award:
• Best Accessibility Solutions:
– Bradesco Internet Banking for Visually Impaired People; and
– Security Key for Visually Impaired People;
• Best Identity Management Solutions:
– Security Key to access Bradesco Celular (Cell Phone).
• Best Internet Banking for Individuals:
– Bradesco website;
– My Bradesco;
– Bradesco Infoemail / Cards Infoemail; and
– Clipmail
• Best Solutions for Loan website:
– Credit Scoring: and
– Personal Payroll deductible loan.
• Best Home Broker website
– Bradesco ShopInvest - Home Broker.
• Best Data Electronic Transfer Solution
– Bradesco Net Empresa – WebTA.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure Customer Service Network. The Network characterizes Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution – R$ million

	R$ million

	Years					1st Half

	2002	2003	2004	2005	2006	2007

Infrastructure	613	469	230	245	354	223
IT/Telecommunications	947	1,225	1,302	1,215	1,472	774
Total	1,560	1,694	1,532	1,460	1,826	997

Risk Management and Compliance

Credit Risks, Market Risks, Liquidity, Operational risks, Internal Controls and Compliance

Bradesco deems the risk management essential in all its activities, using it with the purpose of adding value to its business, to the extent this enables support to the business areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of stockholders and the company.

We also understand that the risk management activity is greatly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its business. Therefore, Bradesco is constantly improving its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

The Organization carries out considerable investments in activities related to risk management, especially in the qualification of employees. The purpose of these activities is enhancing the quality of risk management of the Conglomerate, and to ensure the necessary focus on these activities, which produce a strong added value.

Corporate Governance

In the wide sense, the Corporate Governance process represents the set of practices that aims to optimize the performance of a company and protect stakeholders, such as stockholders, investors, employees, etc, as well as to facilitate access to capital, add value to the company and contribute to its sustainability, involving, mainly, aspects focused on transparency, equity of treatment of shareholders and account rendering.

Under the Risk Management focus, the Corporate Governance structure at Bradesco Organization includes an effective follow-up of the risk management which protects the interests of stakeholders, internal and external parties of the company, upon the operation of 4 bylaws committees proposed by the Board of Directors and by approval of the Stockholders’ Meeting and, also, 34 executive committees, subordinated to the CEO and established by approval of the Board of Directors. The committees comply with specific rules of establishment, alteration and extinguishment and each one has clearly defined in its regulation: the purpose, subordination, attributions, compositions, duties and responsibilities of its members, the frequency, call and quorum of the meetings.

Governance Structure

This structure is aligned with the best practices, considering that it counts on independent Board members, Committees with specific functions and dedicated directive structure, establishing policies, guidelines and rules, and proving human resources, materials and technology focused on these activities.

Risk Management Process

Bradesco approaches the management of all the risks inherent to its activities in an integrated manner, within a process, based on the support from its Internal Controls and Compliance structure.

This view allows the ongoing improvement of its risk management models, avoiding gaps that could jeopardize the correct identification and assessment.

Risk Management

The positioning of the Risk Management and Compliance Department – DGRC in the organizational structure reflects the Organization’s commitment to the issue, since the treatment and the integration of the Credit, Market and Operational risks into one independent Department bring great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The Department also has as attribution the responsibility for the compliance with the Resolutions 2,554 (Internal Control), 3,380 (Operational risk), 3,464 (Market Risk) of the Brazilian Monetary Council, and with the provisions of the Sarbanes-Oxley Act, Section 404.

The risk management process in Bradesco comprises a virtuous circle, which involves the identification, measurement, mitigation, control, monitoring and report of these risks to several areas and Committees involved. This process is supported by a structure which comprises the Senior Management, by means of Executive Committees (responsible for the definition of the tolerance to risks in the Organization), including the Risk Management and Compliance Department to quantify and monitor risks, up to the several areas of businesses and products in the risk identification.

Identification of risks: present in the day to day of the units of businesses and products this activity considers the definition, identification and diagnostic of the risk, task made by means of the structure of Internal Controls and Compliance;

Measurement of risks: it involves the use of a series of methodologies, such as calculation of the expected and unexpected losses, calculation of VaR (Value at Risk), stress tests and use of market benchmarks;

Mitigation of risks: it represents the reduction of the gross exposure level to risks, leading to an acceptable residual by means of the adoption of instruments aiming at its transfer or implementation of effective controls, periodically revaluated and regularly tests as to its adequate execution;

Monitoring and control of risks: it uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system which incorporates several elements, such as specific models for measurement of each one of the risks, historical data base, strict procedures of internal controls and a highly qualified team in the risk management function; and

Report of risks: for each business unit information aiming at the integrated risk management is reported in analytical and consolidated bases.

New Capital Accord – Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction, in the sense of avoiding and mitigating possible banking crises which may deeply affect local economies.

With the financial globalization, a banking crisis in a certain country may affect the banking and economic activities of other countries, with the need of alignment of the supervision activities of the several central banks, so as to level the measurement criteria of the banking risk among the countries and ensure the solvability of the international financial market. This need was met by the Basel Capital Agreement of 1988. The main guideline of this Agreement was the requirement of minimum capital in relation to the credit risk. The supervisors of each country require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by supervisors. Later, in 1996, the Basel Committee on Banking Supervision added market risk as one more risk factor to be considered for capital allocation.

With the evolution of the world banking scenario and the acceleration of the integration pace of several national financial systems through complex and sophisticated instruments, there was the need to improve the Capital requirement rules established 1988 and 1996. The New Capital Agreement (Basel II), disclosed in June 2004, after more than six years of studies, deepens the conquests of the previous Agreement, based on the “three pillars”:

The First Pillar has two main innovations concerning the previous Agreements: a) the risk weighing rules which currently are established by the regulator, may be based on internal classifications of the banks themselves; and b) the addition to the capital requirement of the amounts related to the operational risk.

The Second Pillar comes from the fact that the supervising authority excludes from the function of determining the risk level of banking assets in the internal evaluation models. The exclusion fundamental is that the banks themselves have the best capacity to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The Third Pillar recommends to the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

As of 1994, the Central Bank of Brazil started disclosing normative rulings based on the orientations given by the Basel Agreement for follow-up of the credit risk of the financial instructions and as of 2001 for market risk.

The Notice 12,746 of the Central Bank of Brazil, as of December 2004, establishes a schedule for the implementation of the structure of the New Capital Agreement – Basel II. In Brazil, the implementation of the standardized approach is estimated for 2007/2008. This approach must be adopted by all banks of Brazil.

The Notice 12,746 also provides for the implementation of advanced approaches, as the table below:

2008 – 2009	– Validation of internal models for market risk;
– Establishment of a validation schedule of the basic approach version based on internal systems, and
– Disclosure of criteria for the recognition of internal models for operational risk.

2009 – 2010	– Validation of the advanced approach version based on internal systems; and
– Establishment of the validation schedule for the advanced approach of operational risk.

2010 – 2011	– Validation of internal methodologies to ascertain the capital requirement for operational risk.

In accordance with the New Agreement, the Central Bank of Brazil published Resolutions 3,380 and 3,464 which deal with the implementation of structures for operational and market risk management, respectively. Resolution 3,444 was also published, changing the ascertainment rules of the Capital (Reference Equity).

Implementation of Basel II in the Bradesco Conglomerate

Based on the consulting documents disclosed by the Basel Committees and on the exercises of quantitative impacts (QIS) for implementation of Basel II, Bradesco, since 2003, is getting prepared in an integrated manner to the adequacy to the requirements proposed by these documents.

In 2004, with the publication of the definite document New Capital Accord (International Convergence on Capital Standards and Capital Measurement), an internal implementation plan was established, under the coordination of the Risk Management and Compliance Department, involving areas of Bradesco Organization, and follow-up by a structure of PMO (Project Management Office).

The main activities established for adequacy are focused on:

– historical data storage on default and operational losses;

– review of the internal control procedures;

– review of the loan granting models;

– review of limit and guarantee management processes;

– evaluation of the credit recovery management models;

– development of economic capital models for operational risk and credit; and

– certification by the internal audit of all processes related to Basel II.

All these works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO, showing the total commitment of our management with the implementation of Basel II.

We understand that the implementation of the approaches of Basel II, connected to the best market practices, will bring to our organization improvements to the risk management processes.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might not intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Loan Granting

Under the responsibility of the Loan Department, the loan process of the Organization meets the determinations of the Executive Loan Committee of the Central Bank of Brazil, in addition to being based on the goals of security, quality, liquidity and diversification in the application of the loan assets.

In a constant pursuit of agility and profitability in businesses, we use methodologies directed and adequate to each segment the Bank operates, guiding the granting of loan operations and the determination of operational limits when adequate.

Loan Policies

Within rules and Loan Policy, the branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client / economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit and Behavior Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Loan Granting

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

The risk ratings for corporate clients are given on a corporate basis and periodically followed up, with a view to preserving the quality of loan portfolio.

In the case of individuals, the risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Credit Risk Control

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of credit risk models, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on the performance of the credit portfolio, both in terms of results and solidity, to various past and future scenarios.

The credit risk control is made in a corporative manner and monthly followed by the meetings of the Executive Credit Risk Management Committee, which has the following attributions:

a)
to approve strategies, policies, rules and corporate procedures related to the credit risk management, compatible with the strategic credit goals defined by the Senior Management of Bradesco Organization;

b)	to follow the performance of the credit portfolio of Bradesco Organization, aiming to ensure adequate qualify and profitability, in accordance with the parameters established by the Senior Management;

c)	to follow and evaluate alternatives for credit concentration risk mitigation, aware of those people who may cause unexpected and unacceptable losses for Bradesco Organization;

d)	to follow the implementation of methodologies, models and corporate credit risk management tools;

e)	to evaluate the sufficiency of allowance for doubtful accounts for coverage of expected losses on credit operations;

f)	to follow the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g)	to regularly position the CEO and the Board of Directors about its activities and make the recommendations deemed appropriate.

We point out the following credit risk management activities:

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activities, regions etc.;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– backtesting and follow-up of the provisioning on expected and unexpected losses;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon creation or review of products;

In addition, the whole process of control comprises periodical review of projects related to the compliance with best market practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans.

We point out that we are focused on the adequacy of processes for alignment to the requirements of the approach IRB – Advanced of Basel II.

Credit Risk Analysis

In accordance with the procedures for credit risk control and management, we point out mainly the quality topics (classification and evaluation of clients), portfolio composition and concentration (by client/economic group, activity sector and maturity).

Portfolio Quality

In relation to the previous quarter, there was a slight increase in the quality of the total portfolio, mainly due to the growth in the participation of credits classified between “AA” and “C” in the operation focused on micro, small and medium-sized companies.

Loan Operations – By Rating

	Loan Operations – By Rating (in percentage)

	2006			2007

	June			March			June

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	98.4	0.6	1.0	98.3	0.9	0.8	98.3	0.9	0.8
Micro, Small and Medium-sized
Companies	90.9	2.9	6.2	91.3	2.7	6.0	91.9	2.5	5.6
Individuals	89.5	2.3	8.2	88.6	2.2	9.2	88.7	2.1	9.2

Total	92.4	2.0	5.6	92.2	2.0	5.8	92.4	1.9	5.7

Provisioning

The processes to constitute PDD meet the requirements of the Central Bank of Brazil, based on Resolutions 2,682 and 2,697 and complementary circulars, with the purpose of ensuring the adequate classification and quality of loan operations. The provision process is composed by stages:

– evaluation and classification of the client/ Economic Group: quantitative (economic and financial indicators) and qualitative aspects (registration and behavioral data) are considered;

– classification of the operation: evaluation of the classification of the client connected to the liquidity and sufficiency level of the guarantee; and

– reclassification by delay and term of the operation by renegotiation.

The total provision amount is recorded by the generic (classification of the client and/or operation), specific (overdue more than 14 days) and exceeding provision (internal criteria and policies).

PDD x Delinquency x Losses (Percentage over Loan Operation Balance)

The total volume of allowance for doubtful accounts reached R$7,033 million, representing 6.5% of the total loan portfolio (6.7%, in March 2007), ensuring the maintenance of adequate coverage levels for future losses within the current profile of the loan portfolio.

In this sense, its is important to highlight the strength of the provisioning criteria adopted, which may be proved by means of analysis of historical data of allowances for doubtful accounts and losses effectively occurred, in the subsequent period of twelve months during the analyzed period. For instance, in June 2006, for an existing provision of 6.6% of the portfolio, the loss in the twelve subsequent months was 4.1% of the portfolio, that is, the provision covered with the margin the loss which really occurred.

Portfolio Concentration

By Activity Sector

The distribution of the portfolio by economic activity sector did not have a concentration. Operations for individuals, despite their significant participation, are covered.

	R$ million

Items	2006				2007

	March	%	June	%	March	%	June	%

Public Sector	1,089	1.2	1,065	1.2	967	1.0	993	0.9
Private Sector	83,337	98.8	87,578	98.8	100,506	99.0	107,198	99.1
Corporate	47,619	56.5	50,019	56.4	58,878	58.0	62,504	57.8
Industry	19,313	23.0	21,070	23.8	25,207	24.8	26,880	24.8
Commerce	12,649	15.0	12,945	14.5	15,255	15.0	16,072	14.9
Financial Intermediates	266	0.3	321	0.4	422	0.4	385	0.4
Services	14,304	16.9	14,509	16.4	16,601	16.4	17,723	16.4
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	1,087	1.3	1,174	1.3	1,393	1.4	1,444	1.3
Individual	35,718	42.3	37,559	42.4	41,628	41.0	44,694	41.3
Total	84,426	100.0	88,643	100.0	101,473	100.0	108,191	100.0

By Flow of Maturities

The term of operations falling due has been extended, mainly due to the consumer financing operations, which are, by their nature, of larger term. The operations with term larger than 180 days represented 52.6% of the total portfolio in June 2007, against 49.8% twelve months ago. It is worth pointing out that the increase of the average term of the portfolio has been occurring in products of lower credit risk, that is, financing of vehicles and payroll deductible loan.

Loan Operations – Flow of Loan Portfolio Falling Due by Terms (in percentage)

By Debtor

In relation to the previous quarter, the concentration levels of credit operations of the total portfolio had a reduction in all intervals of debtors. In the last twelve months, the growth of the participation of the rating “AA and A” (excellent and great concept and economic-financial condition) in the range of the one hundred and fifty largest debtors indicated an improvement in the quality of the portfolio.

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical growth over the past years, with a view to avoiding, or at least, minimizing, occasional losses to institutions, due to higher complexity in operations carried out in the markets.

Market Risk Control

Market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The market risk control is weekly followed by the meetings of the Executive Treasury Committee, whose main attributions are:

a)	to define operation strategies for optimization of results and present positions held by the Organization;

b)	to analyze the national and international political- economic scenario;

c)	to evaluate and define investment limits in public federal, private, national and international securities;

d)	to evaluate and define limits of VaR (Value at Risk) and Stop Loss of the portfolios;

e)	to define the liquidity policy;

f)	to establish operational limits of separation of assets, liabilities and currencies; and

g)	to hold special meetings to analyze positions and situations in which the position limits, Stop Loss or VaR, are exceeded.

Among the main activities of the market risk management activities, we point out:

• to follow, calculate and analyze the market risk of the positions of the Conglomerate, by means of the VaR methodology;

• to follow the limits of Stop Loss established for the positions by the Senior Management;

• to make backtesting of the models adopted for measurement of market risks;

• to prepare sensibility analysis and simulate results in stress scenarios for the positions of the Conglomerate;

• to meet the demands of regulatory bodies concerning the calculation and sending of information related to prefixed positions, as well as the requirement of resulting capital (Circulars 2,972 and 3,046); and

• to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Concerning the Resolution #3,464 of the National Monetary Council, which provides for the implementation of the market risk management structure, Banco Bradesco is aligned with the main demands carried out by the Central Bank, mainly related to policies, strategies and systems for risk management, in addition to stress tests.

Market Risk Analysis

The Organization adopts a conservative policy regarding market risk exposure, VaR (Value at Risk) limits are defined by the Executive Treasury Committee and validated by the Board of Executive Officers, compliance therewith is daily monitored by an independent area to the manager of positions. The methodology used to determine VaR has a reliability level of 97.5% and time horizon of 1 day. The volatilities and correlations used by the models are calculated on a statistical basis and are adjusted, when necessary, at facts not captured yet by the data used in the models.

The last quarter was highlighted by the increase of volatilities in the world market. This movement resulted from the deterioration of expectations of the behavior of the North American economy, in addition to a higher inflation pressure in Europe. The fear of the maintenance of the monetary tightness in the American market by a larger period and the expectation of the increase of the interest rate of other markets caused an increase in the aversion to the risk, causing an increase in the interest rate paid by North America treasury securities. However, even with these happening, the capital flow for emerging countries did not have large impacts.

Despite the increase of volatilities, the Global VaR had a reduction in the period, due to the change of the portfolio composition, mainly of prefixed risk factors and IPCA coupon.

	R$ thousand

Risk Factors	2006				2007

	March	June	September	December	March	June

Pre-fixed	4,527	15,114	13,402	6,729	13,343	26,083
IGP-M	12,038	10,343	7,401	5,865	4,177	14,451
IPCA	40,900	40,855	45,753	17,108	37,787	59,679
TR	7,223	6,164	4,036	2,292	6,110	4,550
Domestic Exchange Coupon	3,410	8,609	745	2,714	467	930
Foreign Currency	8,331	851	5,734	3,154	420	5,107
Variable Income	2,053	2,935	1,198	1,552	2,743	967
Sovereign/Eurobonds and Treasuries	32,251	41,098	16,998	9,420	20,861	17,493
Other	3,413	1,002	250	73	70	5,328
Correlated Effect	(50,799)	(41,206)	(18,765)	(15,976)	(18,005)	(68,877)
VaR	63,347	85,765	76,752	32,931	67,973	65,711
Average VaR in the Quarter	60,495	71,419	75,632	62,887	55,083	75,392
Minimum VaR in the Quarter	44,856	37,556	52,850	32,931	33,700	52,317
Maximum VaR in the Quarter	74,138	100,305	107,750	82,635	78,357	109,539

N.B.: Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

The methodology applied and current statistical models are validated daily using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). The main purpose of the backtesting is to monitor, validate and evaluate the adherence to the VaR model, and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The chart below shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed VaR only twice, that is, the number of disruptions was within the limit defined by the reliability level adopted, showing the efficiency of the model.

Backtesting – Global VaR

With the purpose of estimating the possible loss not contemplated by VaR, Banco Bradesco daily evaluates the possible impacts on the positions of stress scenarios. Stress Analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the Trading portfolio has a position. The average estimated loss in a stress situation would be R$581 million in the 2nd quarter of this year, and the maximum estimated loss would be R$865 million. In the quarter analyzed the position which would contribute the most, in terms of risk in a stress situation, was related to the IPCA coupon.

	R$ thousand

Trading Portfolio Stress Analysis	2007

	March	June

Stress Analysis - Trading Portfolio	463,991	623,524
Average in the Quarter	434,631	580,716
Minimum in the Quarter	284,863	340,138
Maximum in the Quarter	616,011	864,533

NB: The estimated impact for the Trading portfolio is the sum of the stress calculated individually for each risk factor, without considering the possible correlations.

Besides the follow-up and control via VaR and stress analysis, a Sensitivity Analysis is made daily, which measures the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

The liquidity risk management is made by the Department of Operational Control and liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

Liquidity Risk Control

The Bradesco Conglomerate has a Liquidity Policy approved within the scope of the Executive Treasury Committee. Daily different information is consolidated and distributed - some are updated in real time - to the Treasury Department and to the Board of Executive Officers. In this Policy the minimum liquidity levels are defined to be maintained by the Banks of the Organization, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policies and controls established fully comply with Resolution #2,804 of the National Monetary Council.

The several reports comprise historical information which allows the evaluation of the behavior and level of liquidity maintained, as well as simulations for the time horizon of, at least, one year. The simulations are made with information of scenarios produced by the Department of Research and Economic Studies, and the balances of products budgeted by the Department of Budget and Control.

Management of Internal Controls and Compliance

We are continually developing policies, systems and internal controls to mitigate possible potential losses generated by our risk exposure and strengthen the processes and procedures focused on Corporate Governance. We have also adopted additional methodologies and criteria for identifying, measurement, monitoring risks and respective controls. The network of dedicated staff and the investments in technology and in personnel training and recycling, together, allow us to assert that Bradesco’s Organization internal control and compliance management is effective and is in line with international standards, so as to comply with the requirements set forth by national and international regulatory agencies. The Internal Control Area is one of the units of the Risk Management and Compliance Department, and is responsible for preparing and disclosing instructions of technical nature, criteria and procedures related to internal controls and compliance providing periodical status reports to the Internal Controls and Compliance and Audit Committees and to the Board of Directors.

The Internal Controls and Compliance Committee, each half year, issues an opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors, at a specific meeting about the subject, with the following attributions:

a)	to evaluate if the recommendations of improvements in the internal controls were duly implemented by the managers;

b)	to certify the conformity of procedures with rules, regulations and applicable laws;

c)	to follow the implantation and implementation of methodologies, models and corporate management tools of the operational risk, in conformity with the applicable rules; and

d)	to appreciate the reports issued by the Regulatory Bodies and Internal and External Audits concerning the deficiencies of internal controls and respective measures of the areas involved.

Among the main items focused on internal control and compliance management, we highlight:

– the internal control structure has as basis the control component and objectives contemplated in the methodology of Committee of Sponsoring Organizations – COSO and on the framework of Control Objectives for Information and related Technology – Cobit, for the Information Technology environments, and adheres to the 13 Basel Internal Control Principles and to the requirements of the Central Bank of Brazil. That structure strengthens the ongoing improvement of the process used to identify and assess controls and mitigate risks.

– the Compliance Agents responsible for executing the activities for identification, classification, assessment and monitoring of risks and controls, as well as for performing adherence tests and preparing and implementing action plans, according to models defined by the Internal Control Area.

- the prevention and fight against money “laundering” and financing to terrorism, which follows the best market practices and is based on the internal policies “Know your Client and Know your Employee”. Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and its management, stockholders, clients and employees. Thus, the use of the Organization in transactions or situations which may be directly or indirectly related to crimes preceding the money “laundering”, characterized in Law 9,613/98, and to the financing to terrorism, are avoided at most, by the knowledge of the activities of clients and, taking place, are quickly identified by the efficient monitoring exercised by our systems and notices to competent authorities.

- Information Security basically comprises a set of controls, including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, in the confidentiality, integrity and availability aspects.

Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are made available on our website, and maintains a formal infrastructure, whose purpose is to promote the corporate management of Information Security, and thus providing effective protection to Information Assets. The Corporate Policy on Information Security includes Privacy Guidelines, voluntarily set forth by Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the values of the Organization and reassures its commitment to the continuous improvement of Data Protection process efficiency.

A Business Continuity Plan – BCP was also set forth, in which actions to be taken are standardized, in order to, in crisis periods, make effective the recovery and continuity of business crucial process, avoiding or minimizing financial losses for the Organization and its clients.

In order to maintain total compliance to these procedures, constant training and awareness programs, as well as reviews of the policies, are carried out.

In this context, Bradesco Organization obtained in June 2007, according to Form 20-F filed with the SEC – U.S. Securities and Exchange Commission, the certification of its internal controls, audited by PricewaterhouseCoopers, focused on the preparation of the accounting and financial statements related to the fiscal year ended on December 31, 2006, in accordance with the requirement in Section 404 of U.S. Sarbanes-Oxley Act of 2002.

Ongoing Enhancement

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

Operating Risk Control

The operational risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is aligned to the best practices of operational risk management. The works related to operational risk are in line with the best market practices, as well as the new corporate platform, which in under validation process. This new corporate system, called - Operational Risk and Internal Control System, has the advantage of integrating in a single data base Operational Risk and Internal Controls information and will meet, inclusively, the requirements established in Section 404 of Sarbanes-Oxley Act.

This new systemic outline via the web will increment the Organization’s Operational Risk Management, as it improves the activities of capture, identification, measurement, monitoring and report, by means of a unified platform, providing the necessary qualitative support given by the Internal Controls Areas to analyses made by the Operational Risk Area. It also allows to meet the guidance in the New Capital Basel Accord, the schedule established by the Brazilian Central Bank, by means of the Notice #12,746, issued in December 2004 and the requirements in Resolution #3,380 of Bacen which provides for the implementation of the operational risk management structure in financial institutions.

The historical data base of Operational Risk will complete 4 years of storage at the end of 2007, minimum provided for according to paragraph 672 of Basel II for application of the advanced methodology. The data for preparation of the model calculation are obtained by means of accounting accounts opened exclusively for registration of losses resulting from Operational Risk events. From this information internally obtained we made the calculations related to the advance method of capital allocation separated by company which comprises the financial consolidated.

The centralized operational risk management meets all activities of the Organization, including the ones of the Insurance Group. As a result of this strategy, it was possible to obtain synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, unifying the criteria within Bradesco Organization, in conformity with Resolution #3,380 in what concerns the financial economic consolidated statement.

Approaches and Implementation of Basel II

For purposes of operational risk management and respective capital allocation, the recommendations in the New Capital Accord - Basel II and concepts required by the Brazilian Central by means of Impact Studies carried out in 2005 and 2006, comprise the following approaches:

– Basic (BIA – Basic Indicator Approach): application of a single percentage on the gross result for the year.

– Standardized (STA – Standardized Approach): application of distinct percentages on gross result segregated by business lines.

– Alternative (ASA – Alternative Standardized Approach): application of a fixed percentage (factor M) on the average of credit assets (Business Lines; Retail and Commercial Bank) and distinct percentages on the gross result segregated by other business lines.

– Aggregated Alternative (ASA 2): guided by the Brazilian Central Bank, it is different from ASA –Alternative Standardized Approach as to the segregation of the business lines.

– Advanced (AMA – Advanced Measurement Approach): the focus on losses resulting from operational events by means of the construction of proprietary models for purposes of management and capital allocation.

For the advanced approach (AMA), which is the purpose of the Organization, we used the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount) and frequency (number of events) for each Business Line and Loss Event. To model the severity, we used statistic distributions, from which we point out the exponential, gamma, weibull and lognormal. For the modeling of the frequency distribution, we used distributions of poisson, geometric and negative binomial.

We made the simulation of distributions of severity and frequency using the simulation methodology of Monte Carlo and thus we determined the distribution of aggregated loss that reflects the estimate of expected loss (EL) and exposure to risk in the horizon of certain period of time (monthly, quarterly, annually etc.), considering the businesses and controls environment existing at the time of the calculations. In the simulation methodology of aggregated losses we included the possibility of using the correlation between events of loss or business line, allowing a more accurate determination of the capital related to the exposure of Operational Risk. Key indicators of risk, controls and analysis of scenarios are used to estimate loss models considering changes in businesses and controls environments.

We consider the exposure to the Operational Risk, that is, the capital to be allocated, as the unexpected loss (UL – Unexpected Loss), which is represented by the difference obtained between the expected loss (EL) and the VaR measure (Value at Risk) with 99.9% of reliability, which will be reflected on future capital allocations by the advanced method. Additionally, we calculated the TVaR (Tail Value at Risk) measure which is the expected loss value in case this is higher than the VaR with 99.9% of reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss value

We are contacting the world consortium of data base of losses for financial intuitions, called ORX (Operational Riskdata eXchange Association) to verify the procedures to be adopted to participate and use information made available with the intention of assisting in the calculations of analyses of scenarios and comparisons of the positioning of Bradesco concerning large global players in relation to loss events.

Operational Risk Analysis

For the standardized methods of Operational Risk, we made calculations by company which comprises the financial consolidated. Below we show the results obtained by the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Accord, paragraph 652, footnote 97. We emphasize that the Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk (*)

Approach	June

	2007	2006

Basic Indicator (BIA)	100.0%	100.0%

Alternative Standardized (ASA)	43.5%	46.8%
Corporate Finance	0.4%	0.3%
Negotiation and Sales	18.0%	20.4%
Retail Bank	6.5%	5.9%
Commercial Bank	7.9%	8.6%
Payment and Settlement	7.3%	8.1%
Centralized Services	0.9%	0.9%
Asset Management	2.5%	2.6%
Retail Brokerage	0.0%	0.0%

Alternative Standardized 2 (ASA 2)	46.5%	49.8%
Aggregated LNs	30.5%	33.8%
Retail and Commercial Bank	16.0%	16.0%

(*)	Calculated according to the Brazilian Central Bank criteria, considering the Financial Consolidated.

Capital Management

The Organization's capital management seeks to optimize the risk to return ratio, in such a way to minimize losses through the well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in June 2007 – R$ million

Calculation Statement

Calculation Basis	Financial	Total
	Consolidated(1)	Consolidated(2)

Stockholders' Equity	27,515	27,515
Decrease in tax credits pursuant to Bacen Resolution 3,059	(79)	(79)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(82)	(107)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives pursuant to Bacen
Resolution 3,444	(252)	(252)
Minority Interest/Other	123	62
Reference Stockholders’ Equity Level I	27,225	27,139
Gains/losses sum of mark-to-market adjustments in DPV and derivatives pursuant to Bacen Resolution 3,444	252	252
Subordinated Debts/Other	10,350	10,351
Reference Stockholders’ Equity Level II	10,602	10,603
Total Reference Stockholders’ Equity (Level I + Level II)	37,827	37,742
Risk-Weighted Assets	208,231	234,318
Capital Adequacy Ratio (%)	18.17	16.11
• Tier I	13.08	11.58
• Tier II	5.09	4.53

Calculation Basis	Financial	Total
	Consolidated(1)	Consolidated(2)

Ratio Variation (in percentage)
Ratio in June 2006	18.67	16.51
Movement in the Reference Stockholders’ Equity:	4.01	3.58
• Net Income for the Period	3.56	3.15
• Interest on Own Capital/Dividends	(1.45)	(1.28)
• Mark-to-Market Adjustment – TVM and Derivatives	0.81	0.72
• Capital Increase through Subscription, Stock Merger and Goodwill	0.73	0.65
• Subordinated Debt	0.42	0.37
• Other	(0.06)	(0.03)
Movement in Weighted Assets:	(4.51)	(3.98)
• Securities	(0.89)	(1.53)
• Loan Operations	(1.77)	(1.29)
• Tax Credit	(0.35)	(0.91)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.30)	(0.24)
• Memorandum Accounts	(0.41)	(0.32)
• Other Assets	(0.79)	(0.19)
Ratio in June 2007	18.17	16.11

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Cards

	million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Cards Base	50.2	52.5	52.5	60.2	63.2	63.2
Credit	9.2	10.6	10.6	13.9	15.4	15.4
Debit	38.2	38.9	38.9	40.5	41.0	41.0
Private Label	2.8	3.0	3.0	5.8	6.8	6.8
Sales Result – R$	7,388.9	8,390.1	15,779.0	11,824.0	12,627.6	24,451.6
Credit	3,954.0	4,905.8	8,859.8	7,231.6	7,766.6	14,998.2
Debit	3,288.2	3,272.6	6,560.8	3,809.7	3,857.6	7,667.3
Private Label	146.7	211.7	358.4	782.7	1,003.4	1,786.1
Number of Transactions	135.2	142.7	277.9	177.8	186.9	364.7
Credit	61.1	67.1	128.2	86.4	92.1	178.5
Debit	72.2	72.9	145.1	81.3	82.5	163.8
Private Label	1.9	2.7	4.6	10.1	12.3	22.4

Credit Cards

Bradesco has been increasing its share in the segment, making the most complete line of Cards available in the country. It provides Visa, American Express, Mastercard and Private Label credit cards, which stand out for the range of benefits and convenience offered to its associates.

Bradesco launched, in this half, the Bill Parceling service, which finances the bill balance from 2 to 12 fixed installments with financial costs lower than the revolving credit, increasing the clients’ options for payment of the bill.

Innovatively, we launched in Brazil the Credit Card FixCard which, in addition to having reduced interest rates, allows the client to plan his/her expenditures previously knowing the value he/she will monthly pay.

We also launched the Cred Mais INSS credit card, for retirees and pensioners of INSS (Brazilian Social Security Institute) with a view to meeting the standards required by this entity and offering reduced interest rates for financings.

Bradesco has been intensifying their sales with American Express Cards by making available for their clients and Prime clients special promotions on the pre-sale of tickets, from June 4 to July 1, 2007, for the spectacle of the tour of Cirque du Soleil, Alegria, which will be performed in six Brazilian cities from September 14, 2007 to June 8, 2008, and which is sponsored exclusively by Bradesco and American Express Cards.

In 1H07, Bradesco increased by 45.3% its Credit Card base in relation to 2006 and the number of transactions climbed 39.2% in relation to the same period of the previous year.

The revenue of the 1st half of 2007 reached R$14,998.2 million, a 69.3% increase compared to the same period of 2006, and the average ticket (revenue by transaction) had a 21.6% growth compared to the 1st half of 2006.

Credit Cards Base – million

Credit Cards Sales Result – R$ million

Debit Cards

Aiming greater efficiency of means of payments and convenience to our clients, Bradesco launched in this first half the service Troco Fácil (Easy Change), which allows holders of Cards Visa Electron Bradesco, at the moment of the payment of the purchase with the card, to obtain change in cash in the establishments with Visanet.

Bradesco closed 1H07 with 41.0 million Debit Cards, 5.4% higher than the base in the same period of 2006.

The average quantity of transactions per Card grew 7.1% compared to the same period of the previous year, and the total quantity of transactions made by Debit Card in 2007 was 163.8 million, a 12.9% growth compared to the same period of 2006.

In terms of sales results, there was an increase of 16.9% over the same period of 2006. The financial volume reached R$7,667.3 million, versus R$6,560.8 million in 1H06.

Debit Cards Base – million

Debit Cards Sales Result – R$ million

Private Label Cards

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper, Carone, Dois Irmãos, G. Barbosa and Coop; in the segment of Retail stores in partnerships with Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); in the Clothing segment in partnership with Lojas Hering and Luigi Bertolli; and in the segment of drugstores with Panvel and Drogasil chains.

In this first half Bradesco and the cosmetics company O Boticário launched the Private Label Card, with many benefits to franchisees of this company and opportunities to increase the client base.

Bradesco ended the 1st half of 2007 with 6.8 million cards, with revenue of R$1,786.1 million and 22.4 million transactions.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, besides reducing the operational cost, increases the efficiency of means of payment with 100% of the electronic transactions, and offers higher security and convenience for companies and workers.

Bradesco contributes with a base of 1.3 million Visa Vale Cards in 2007, representing a growth of 24.3% compared to the same period of 2006. Sales result in the 1st half added up to R$967.3 million, a growth of 24.9% compared to the same period of 2006.

Income from Cards

Card services revenue reached, from January to June 2007, R$1,138.0 million, with a growth of 61.9% compared to the same period of 2006. If we exclude revenues from the American Express business, which were not in the first half of 2006, in the amount of R$236 million, we will maintain the excellent growth of 28% against the same period of 2006, mainly in Revenues of Commissions on Purchases and several fees of services provided to clients which are card holders and affiliated establishments.

The revenues coming from interest had a 67.9% increase compared to the same period of 2006, reaching R$1,005.0 million. The variation resulted from higher volumes of assets and incorporation of the American Express business, once the average interest rate had a 9% reduction.

Credit Card Assets

In 1H07, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases or by installments, increased by 50.8% compared to the same period in 2006, ending the first half with R$10,211.2 million, including R$1,761.2 million coming from the American Express business.

Credit Card Assets – R$ million

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards. In 1H07, the R$2.0 million was transferred.

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco
Nassau	– Boavista

Subsidiaries:

Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.

12 Operating Units in Brazil

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 7 exchange platforms located in Belém, Brasília, Franca, Guarulhos, Ribeirão Preto, Santos and Sorocaba.

Bradesco Organization recorded another period of strong support to the increasing insertion of the country in the worldwide foreign trade flow. The International Area’s performance recorded in the 1st half of 2007 bears witness to this statement.

Export Market

The total of export contracts closed amounted to US$19.3 billion in the 1st half of 2007, an increase of 22.9% when compared to the US$15.7 billion recorded in the same period of 2006.

It is worth pointing out the record mark obtained in April in the closing of export exchange contracts, of US$4.0 billion, surpassing by 11.1% the previous record of US$3.6 billion registered in March 2007.

The market share in the period was 20.8% .

Financings to Brazilian Exports

Total financing carried out in the 1st half of 2007 reached the mark of US$6.7 billion, surpassing by 13.6% the amount of US$5.9 billion in the same period of 2006. This amount does not comprise the US$388.0 million of BNDES-Exim financings lent by Bradesco’s International Area.

Import Market

In this segment, import exchange closings had a better performance when compared to export. The amount of US$7.7 billion recorded in the period registered a growth of approximately 32.8% compared to the US$5.8 billion in 1Q06. We point out that the market, in the same period, grew only 16.5% .

The market share recorded in the period was 16.6%, which represents the best mark obtained by Bradesco’s international area in the import segment.

Financings to Brazilian Imports

As a result of this performance, the amount financed by Bradesco in the 1st half of 2007 reached the amount of US$941.9 million, surpassing by 213.8% the amount allocated to financings in the same period of 2006, which was US$300.2 million.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

At the end of the 1st half of 2007, the International Area showed, in its asset portfolio, the significant balance of US$10.4 billion, taking into consideration the amounts of financings to export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad and committed lines.

The evolution showed in the portfolio was 60.0% when compared to 1H06, when the balance was US$6.5 billion.

Analytically, the following table demonstrates the balances of the several products in dollars and in reais on the reference dates of 6.30.2006 and 6.30.2007.

Foreign Trade Portfolio	June 2006		June 2007

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,015.6	4,360.8	2,489.7	4,793.7
Advance on Foreign Exchange Contracts – Delivered Bills	772.7	1,671.8	831.6	1,601.1
Export Prepayments	1,660.1	3,593.0	2,625.8	5,057.8
Onlending of Funds Borrowed from BNDES/EXIM	733.3	1,586.6	1,442.3	2,777.1
Exports Credit Note/Certificate – NCE/CCE	136.1	294.4	212.9	410.0
Documentary Drafts and Bills of Exchange in Foreign Currency	2.4	5.2	7.9	15.3
Indirect Exports	–	–	11.5	22.1
Total Export Financing	5,320.2	11,511.8	7,621.7	14,677.1

Import Financing
Foreign Currency	334.1	722.8	516.9	995.3
Imports Draft Discounted	148.4	321.3	466.7	898.9
Open Import Credit	80.9	175.0	133.2	256.6
Total Import Financing	563.4	1,219.1	1,116.8	2,150.8

Collateral
Foreign Collateral Provided	397.8	861.0	288.9	556.2
Total Foreign Collateral Provided	397.8	861.0	288.9	556.2

Total Foreign Trade Portfolio	6,281.4	13,591.9	9,027.4	17,384.1

Loans via Branches Abroad	259.9	562.6	843.0	1,623.8
Committed Lines	–	–	567.9	1,093.9

Overall Total	6,541.3	14,154.5	10,438.3	20,101.8

With the clear purpose of intensively supporting companies operating in the foreign trade, and, mainly, those intending to enter this market, Bradesco, through its International Area, is investing in the expansion of its structure, through exchange platforms to be installed in the main export centers of the country. These platforms, added to the seven platforms already installed with the segment Bradesco Empresas, reinforce the synergy in the prospect of new clients, as well as in the increment to business with existing clients.

It is also worth pointing out that Bradesco already uses a digital certification system for foreign exchange contracts, allowing the customer to sign them electronically. That, besides making the transactions easier, speeds up the exchange operation contracting flow and reduces costs and operational risks.

The funding for the foreign trade financing is obtained from the international financial community, by means of credit lines from correspondent banks abroad. At the end of the 1st half of 2007, 96 banks, especially U.S., European and Asian banks had extended credit lines to Bradesco.

The spreads paid by Bradesco in these fundings were, throughout this half, between 10 and 18 basis points above Libor for a period between 180 and 360 days. It is important to point out that this spread level had never been recorded in fundings performed by Brazilian banks.

It is worth recording that in addition to traditional funding with correspondent banks, aimed at financing the Brazilian foreign trade, in 1H07 Bradesco Organization raised US$793.8 million in the international capital markets through long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loans. In this amount, we point out the securitization operation of US$500.0 million, with a 7-year term, called MT100 Securitization, completed on 6.11.2007.

The following table lists the outstanding operations on the reference date June 2007:

Foreign Public Issuances – Outstanding – Reference Date: June 2007 (Amounts exceeding US$50.0 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN – BRL (US$225.9 million)	R$	577.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	R$	226.8	10.3.2005	1.4.2010
FxRN	US$	150.0	2.10.2005	1.2.2008
FxRN	US$	200.0	3.23.2007	4.1.2008
Securitization MT 100 – Series 2007-1 – Floating	US$	250.0	6.11.2007	5.20.2014
Securitization MT 100 – Series 2007-2 – Floating	US$	250.0	6.11.2007	5.20.2014
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	137.5	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	88.0	7.28.2004	8.20.2012
Perpetual Securities (2)	US$	300.0	6.3.2005	Perpetual
Public Issuance	US$	3,020.2
Private Issuance	US$	326.1
Overall Total (equivalent in US$)	US$	3,346.3

(1)	International Diversified Payment Rights Company.
(2)	Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding from the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to increase foreign trade operations.

The following table shows the book balances of assets and stockholders’ equity of the units abroad on the reference dates of 6.30.2006 and 6.30.2007:

Foreign Branches and Subsidiaries	US$ million

	June 2006		June 2007

	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	848.0	153.2	1,163.6	163.8
Bradesco Grand Cayman	7,906.6	2,626.0	9,553.8	3,835.6
Boavista Nassau	8.6	8.6	9.0	9.0
Cidade Capital Markets Ltd. – Grand Cayman	32.9	32.9	35.0	35.0
Bradesco Services Co., Ltd. – Tokyo	0.5	0.5	0.7	0.7
Banco Bradesco Argentina S.A.	18.7	16.3	37.4	30.5
Banco Bradesco Luxembourg S.A.	458.2	139.6	470.9	148.0
Total	9,273.5	2,977.1	11,270.4	4,222.6

Cash Management Solutions

Cash management solutions are structured by an area composed of experts who conduct analysis and implementation of customized, parameterized and converging solutions, taking into account the company, its suppliers, its clients, employees, and other stakeholders, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online Collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with speed and security.

In the 1st half of 2007, payment solutions accounted for R$319.6 billion, corresponding to 78.9 million payment transactions, enabling the management of Accounts Payable of more than 446 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), aiming at conquering new clients, strengthening relationships, and establishing a consolidated presence before the Public Authorities.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	R$ billion

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt Solutions (1)	233.9	239.0	472.9	264.7	273.3	538.0
Payment Solutions	121.9	130.8	252.7	154.8	164.8	319.6
Total	355.8	369.8	725.6	419.5	438.1	857.6
Taxes	29.9	29.8	59.7	34.6	34.0	68.6
Water, Electricity, Telephone and Gas	5.8	5.9	11.7	6.7	6.7	13.4
Social Security Payments (2)	6.1	6.5	12.6	7.2	7.6	14.8
Total Public Sector (*)	41.8	42.2	84.0	48.5	48.3	96.8

	Number of Transactions - million

	2006			2007

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt Solutions (1)	227.3	232.9	460.2	264.6	275.2	539.8
Payment Solutions	32.9	34.3	67.2	38.7	40.2	78.9
Total	260.2	267.2	527.4	303.3	315.4	618.7
Taxes	22.0	19.0	41.0	25.1	22.3	47.4
Water, Electricity, Telephone and Gas	39.2	45.3	84.5	49.5	49.8	99.3
Social Security Payments (2)	13.2	13.5	26.7	14.8	14.9	29.7
Total Public Sector (*)	74.4	77.8	152.2	89.4	87.0	176.4

(1) Total movement (funding, write-offs, credits etc.).
(2) Total of beneficiaries: 4.9 million retirees and pensioners (corresponds to 19.7% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
Payments by means of automatic debit
25.2 million – 1H06
25.4 million – 1H05

Growth – Receipt and Payment Solutions

Growth – Public Sector

Qualified Services to the Capital Markets

Bradesco is one of the main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations – Public Offering of Stocks (IPO), whose market share was 36% share among the operations structured in 1H07. In the operations of issuance of debentures we reached a 67% market share, considering the number of issuances carried out.

Qualified Services to the Capital Markets

Main Indicators in 1H07:

Book-Entry Stocks	192 companies, with market value of R$510.6 billion, combining more than 2.5 million stockholders.
Book-Entry Debentures	57 companies with 83 issues, totalizing an amount of R$66.6 billion.
Book-Entry Quotas	62 closed funds, with restated amount of R$5.9 billion.
Brazilian Depositary Receipt – BDR	2 programs, with market value of R$146.4 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 16% in the 1st half.

Main Indicators in 1H07:

Custody	R$375.3 billion in assets under custody (funds, portfolios, DRs and receivable funds).
Controllership	R$337.6 billion distributed in 995 investment funds and portfolios under management.
Depositary Receipt – DR	R$82.3 billion in 12 programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), the first financial market communication channel for suggestions and complaints, launched five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

To successfully conduct and operate an organization it is necessary to direct and control it in a transparent and systematic manner. The success may result in the implementation and maintenance of a management system.

The Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

Bradesco Quality Management System has as purpose to continuously improve the performance of processes, taking into consideration, at the same time, the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization, in the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, reached this acknowledgement in 185 processes certified in NBR ISO 9001:2000 related to Products and Services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Rules and Policy. The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users.

At present, Bradesco Organization has 15 certifications:

– Fax Fácil

– Fone Fácil

– Home Broker

– Internet Banking

– Private

– Custody – Liabilities Dockets

– Custody – Assets Dockets

– Custody – Report Data Privacy

– WebTA – File Transference

– NetEmpresa

– Shopcredit

– Electronic Commerce – Individuals

– Electronic Commerce – Corporate

– Cards

– Password Privacy Management

Methodology for Mapping and Documentation of Processes

This is a corporate methodology whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System - ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– the Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the methodology, combined with the information on products and services, effectively allows the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, Bradesco adopted one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s implementation represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Currency Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management Systems by the areas integrated through this technology allowed them to renew processes and review organizational structures and nearly 80 thousand system users were qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

In 1H07, Bradesco was the winner of the Partners of Development Award, in the financial sector. Carried out by Correio Braziliense newspaper, the award elected the ten companies that most contributed to the economic development of the country in 2006.

Bradesco stood out in the Financial Balance Award in the following categories: Best Retail Bank, Best Life and Pension Plan and Best Certificated Savings Plans. The award was promoted by Gazeta Mercantil newspaper and was based on studies of the Austin Rating consulting firm. Bradesco also received the award for Best Financial Conglomerate of the country in the Retail segment promoted by Conjuntura Econômica magazine, published by Fundação Getúlio Vargas

Valor Financeiro yearbook indicated Bradesco for the position of general leader of the financial sector in Brazil, as the bank obtained the first position among private banks, insurance companies and life and private pension companies.

According to a ranking prepared by BrandAnalytics and published by IstoÉ Dinheiro magazine, Bradesco was considered the most valuable brand of Brazil, as it appreciated 280% in two years. It is also the most valuable brand in the financial sector in Latin America, according to the ranking prepared by Brand Finance consulting firm and disclosed in a special publication of América Economia magazine.

A study performed by the Booz Allen Hamilton consulting firm, one of the largest companies of the sector in the world, appointed Bradesco as the Best Brazilian Bank concerning customer service in branches, internet and call center. The study assessed customers’ perception and experience in 100 banks throughout 17 countries.

Bradesco was the only bank to obtain the maximum score of 100% in the assessment of the assistance centers of banks and cards, carried out by the National Institute of Metrology, Standardization and Industrial Quality (Inmetro). The result of the research was shown in Fantástico program, of Globo broadcasting.

A research on the quality of assistance centers promoted by Consumidor Moderno magazine and the GFK Indicator Research Institute appointed Bradesco as the winner of the Customer Service Excellence Award in two categories, Retail and High Income, with Bradesco Prime. Bradesco was also appointed as the leader bank in the forth edition of the award The Companies that Most Respect Consumers, carried out by Consumidor Moderno magazine in partnership with TNS/Interscience, in the categories Retail Bank and Pension Plan, with 38% and 27% of preferences, respectively.

A research promoted by Info Exame magazine concerning companies in the vanguard of IT pointed out Bradesco to the leadership of the ranking of The 100 Most Connected Companies of Brazil for five consecutive years. Bradesco was also the major winner of the E-finance Award promoted by Executivos Financeiros magazine, as the best IT bank of the year since it was awarded for the largest number of categories in this edition, totaling 7 categories.

Bradesco was the investment fund managing company that obtained the best assessment from GazetaInveste magazine, a publication of Gazeta Mercantil newspaper. According to the study, Bradesco obtained the first place in the 2006 ranking with 36 of its funds rated with five diamonds. In addition to the general leadership of the ranking, Bradesco was awarded as the best fund management in three of the six main categories assessed: fixed income, exchange and variable income.

Bradesco also stood out in the ranking of the best funds managing companies of ValorInveste magazine, a publication of Valor Econômico newspaper. The study was exclusively carried out in Brazil by Standard & Poor’s. Bradesco had 60 investment funds present in the list, three of which were considered five stars. The bank was also the winner of the Top Gestão 2007 award in the category Flexible Mixed Income, also published by ValorInveste.

Bradesco was chosen by Global Finance magazine, specialized in international finance, as the institution with the best quality treasury operations in Latin America, in the Best Provider of Money Market Funds category.

Grupo Bradesco de Seguros e Previdência obtained The Best Insurance Companies of Brazil award from Conjuntura Econômica magazine, a publication of Fundação Getulio Vargas, since it stood out as the major insurance group of the country due to earned premiums, net income, stockholders’ equity and total assets. Bradesco Vida e Previdência was considered the best in the Supplementary Pension Plan sector.

Bradesco was also the winner in the category Best Global Performance in the Segurador Brasil 2007 Award, promoted by Segurador Brasil magazine. Bradesco Vida e Previdência was acknowledged in the category Best Performance in Private Pension Plan, and Bradesco Auto/RE in the category Best Performance in Residential Risks. Bradesco Capitalização received the Desbravadores trophy and the Segurador Ambiental trophy, with the Pé Quente Bradesco SOS Mata Atlântica certificated savings plans.

6- Social–environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purposes are to foment the country’s sustainable development and improve wealth distribution. The Organization also understands that combining economic development, environmental preservation and social inclusion is the great challenge of the modern world, crucial for the human development and for the corporate continuity.

In conformity with these premises, Bradesco consolidates its social-environmental policy, showing concern about sustainable development, respect to the ecosystems and human dignity, undertaking to disseminate, along with its clients, a culture based on actions of social-environmental responsibility.

The entire Bradesco’s Social-environmental Responsibility Corporate Policy is available at the website www.bradesco.com.br/rsa. Its purpose is:

– to search for convergence of its business goals with social-environmental responsibility aspects;

– to develop and sell products and services that respect the social-environmental awareness spirit;

– to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities;

– to choose suppliers and service providers who are engaged in practicing social-environmental responsibility;

– to maintain and promote an ethical and transparent posture on all levels of activities;

– to ensure conformity of the applicable legislation with the social-environmental issues;

– to adopt responsible policies of loan concession to clients;

– to stipulate, for borrowers of funds the obligation to maintain an action plan of risk mitigation;

– to adopt internal policies with a view to rationalizing the use of non-renewable resources;

– to promote awareness and provide training to employees, as well as guide service providers through social-environmental issues;

– to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

– to defend social justice principles and human rights;

– to support the education of children and youngsters, as well as the professionalization of youngsters and adults;

– to adopt internal policies of diversity valuation;

– to propagate, value and support projects targeted at the practice of sport activities in the communities;

– to develop, implement and maintain a social-environmental management system; and

– to disclose its achievements by means of the Sustainability Report.

2006 Sustainability Report

Launched in March, the 2006 Sustainability Report presents an overview of the Organization’s actions in economic-financial, environmental and social areas, disseminating, among the stakeholders, the practices and concepts applied in Bradesco on a daily basis. Thus, the publication also intends to show the Organization’s strategic publics effective ways to contribute to the consolidation of a sustainable business network, based on ethics, respect, transparency and shared responsibility.

With the purpose of offering an even more transparent account rendering to the Organization’s strategic publics, the 2006 Sustainability Report adopts the indicators and guidelines suggested by the Global Reporting Initiative (GRI), including the financial sector supplement. The publication is available at Bradesco’s Social-environmental Responsibility website: www.bradesco.com.br/rsa.

Bradesco Organization and the Social-environmental Responsibility

Equator Principles

Since 2004, Bradesco is a signatory of the Equator Principles, a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of projects under the Project Finance category.

In July 2006, Bradesco ratified its adhesion to the new version of Equator Principles, which comprises all project financings - new or expansion ones, including its assistance, with total capital cost higher or equal to US$10 million. The adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual loan granting policies.

In 2006, 11 projects evaluated by Bradesco were in accordance with criteria set forth by the Equator Principles.

Global Compact

Aligned with its corporate responsibility guidelines, Bradesco, in November 2005, adhered to the Global Compact principles, assuming the commitment to promote actions to contribute for the development of an inclusive and sustainable economy, increasing its performance within the social-environmental scope.

With ten main principles, based on the defense of human and labor rights, environmental protection and fight against corruption, the Global Compact is a result of an invitation made by the United Nations (UN), at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose its principles.

Millennium Development Goals

Bradesco also supports the Millennium Development Goals (MDGs), a commitment executed in 2000 by 191 countries members of the UN, which seeks sustainability and the improvement of the quality of life throughout the world. Even though the initiative is executed by governments, the successful achievement of these Goals depends on society as a whole and, specially, on the business sector.

ISE – Corporate Sustainability Index

In November 2006, Bradesco started integrating the Corporate Sustainability Index (ISE) new portfolio of the São Paulo Stock Exchange (Bovespa). ISE is comprised of stocks issued by companies which have a high level of commitment to sustainability and social responsibility.

The Sustainability Study Center of the São Paulo School of Business Administration of Fundação Getulio Vargas (FGV-EAESP) was contracted to evaluate the performance of the companies eligible to ISE. For that purpose, a questionnaire was developed with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

DJSI – Dow Jones Sustainability World Index

Since September 2006, Banco Bradesco started taking part in the selected group which comprises the Dow Jones Sustainability World Index (DJSI) portfolio. Currently, DJSI is comprised of 318 companies that materially demonstrate having corporate sustainability rooted in their initiatives, practices and business management.

SA 8000 Certification

Bradesco received the SA8000®:2001 international standard of social responsibility, granted by the Human Resources Management in the Administrative Center, at Avenida Paulista, in São Paulo, and in the Human Resources Department, placed in the ground floor of Prédio Novíssimo, in Cidade de Deus, Osasco (SP). Upon this recognition, the Bank became the first financial organization in America to receive the SA 8000. The certification was recommended by the certifying agency DNV – Det Norske Veritas.

3rd Bradesco Suppliers Meeting

In May 2007, Bradesco carried out the 3rd Suppliers Meeting. The event gathered representatives of more than 100 suppliers of products and services from several different segments – from furniture to security companies. This event aims at committing the suppliers of products and services to Bradesco’s social-environmental guidelines, by showing the Bank’s actions towards the social-environmental area and informing what the Organization expects from its suppliers about this aspect. With other support and guidance actions, the event aims at helping the suppliers to incorporate the social-environmental responsibility in the every day work.

The commitment of suppliers to the adoption of social-environmental guidelines determined by Bradesco is a determining factor for contracting new suppliers and in the continuity of existing contracts. New events will be carried out semiannually. Bradesco’s target is to reach, in two years, all the Bank’s 1.5 thousand suppliers. The next event will be carried out in November 2007.

Launching of Leasing to Basic Sanitation Projects

Bradesco entered into a partnership with Biosistemas, a company specialized in technology for treatment of water and industrial/urban effluents, with headquarters in São Paulo, to facilitate the access to new basic sanitation technologies. According to this agreement, the Bank created a special leasing line, offering clients special conditions in the financing of projects for the implementation of water treatment stations (ETA) and sewage treatment stations (ETE) in companies, as well as residential and commercial condominiums or other places where this environmental measure is made necessary to preserve natural resources.

The delivery term of these special lines may range from 36 to 60 months, with grace period of up to five months for the payment of the first installment. Upon the payment, the contractor enjoys all the structure installed, and became its definitive owner up to the end of the agreement period.

ISO 14001 and OHSAS 18001 Certifications

Bradesco was the first financial institution in Brazil to receive the ISO 14001 and OHSAS 18001 certifications. The unit certified was the building on Avenida Paulista, in the city of São Paulo. This is a 12-story building with 4 basements refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certifications.

ISO 14001 is a rule internationally accepted which defines the requirements for establishment and operation of an Environmental Management System. OHSAS 18001 defines the requirements for an Occupational Safety and Health Management System.

Bradesco’s Contribution to Preserve the Environment

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental preservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as the ongoing awareness of our staff in pursuit of eco-efficiency.

1) World Environment Day

On June 5, 2007, Bradesco distributed more than 200 thousand native plant seedlings from Atlantic Forest in several places in the city of São Paulo, such as intersections of the main avenues and entrances of subway stations. The action was developed in partnership with Fundação SOS Mata Atlântica, which provided the seedlings.

In another action to celebrate the date, more than 7 thousand plant seedlings from the Atlantic Forest were distributed to Bradesco’s employees who work in its headquarters, in Cidade de Deus, in the city of Osasco, state of São Paulo.

As a tradition, Bradesco effectively contributes to the environmental preservation and to the planet sustainability. Among other actions, it maintains a partnership with Fundação SOS Mata Atlântica, which made feasible the allocation of 21.5 million seedlings to reforestation of the Atlantic Forest.

2) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its carbon emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in carbon dioxide (CO2) emission in the atmosphere. The proposal is that all Bradesco’s business chain – including clients, suppliers and other stakeholders – takes part in this cause in the medium term.

Initially, the environmental impact caused by the Organization will be offset by the planting of 38 thousand trees (in partnership with Fundação SOS Mata Atlântica), by the purchase of carbon credits or by entering into partnerships to generate carbon credits.

On the first stage of the program, a survey of all the greenhouse effect gas emissions (GEE) referring to operations at Cidade de Deus –Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization will increase the inventory scope of GEE emissions.

3) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and the permanent research of more efficient and intelligent new technologies for the equipment, observing the environment preservation policy.

Bradesco has invested in the Branches Network awareness about the issue, by indicating consumption targets for each unit - based on size, quantity of equipment installed and headcount, as well as release of information about the rational use of electricity and water, by means of circulars, internal periodicals, Intranet etc.

a. Electricity

Timing machines were installed in the branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning-off lights in non-used areas and using natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment.

In addition, more than 250 mercury light bulbs installed in the lampposts of Cidade de Deus were replaced by sodium steam light bulbs. Approximately 30 thousand 40 Watts light bulbs have been replaced by 32 Watts light bulbs, reducing substantially energy consumption, without losing lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets with automatic ones for use on the headquarters’ premises and common valves for coupled boxes, in the building of Avenida Paulista, with an estimated reduction of 50% of consumption

The adequate garden watering, observing the best hour and periodicity, has also been deserving attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers. At Avenida Paulista, a former fuel tank of the generating group was adapted as a container to receive and store rain water destined to garden watering. This measure will enable an economy of up to 30 m3 in the monthly water consumption.

4) Solid Residues Destination

a. Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in our main administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms. The purpose is to identify possible measures that may be adopted to reduce that consumption.

Bradesco is also seeking the standardization of dispensers and respective consumption products used in bathrooms of Cidade de Deus and administrative buildings. Besides the economic aspects and quality improvement, such measure will contribute to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 1H07, approximately 30 tons of these materials were recycled, arising from the maintenance process. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products.

The use of biodegradable plastic bags was also implemented on all of Bradesco’s premises. This material degrades completely within a short period of time, consumed by microorganisms, without harming the environment. At Cidade de Deus and administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view at facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36 thousand installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discard. In 1H07, approximately 11 thousand lamps of the headquarters and administrative buildings were sent to recycling.

d. Other Residues

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4 thousand trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaf crushers are used. The crushed material (nearly 1.5 tonne/month) is used in gardening. The parings of grass are also used as input.

5) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, a result of Bradesco’s belief that it is able to contribute to the dissemination of environmental responsibility, has been gradually implemented in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, the beneficial result for the environmental was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards and statements distributed to clients and in check books. Currently, nearly 90% of the paper monthly consumed is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 38 types of toner cartridges composing the consumption list, 27 are remanufactured products. With the constant renovation of the printing facility, an increase in use of remanufactured cartridges is expected.

c. Certified Wood

Recently pencils manufactured with certified wood were made available in the premises. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, as well as minimizing the environment degradation.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal.

Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Bradesco’s Contributions to Social Issues

Finasa Sports Program

By means of Finasa Sports Program, Bradesco Organization demonstrates its support for the development of citizenship and social inclusion of children and youngsters between 9 and 18 years old.

With almost 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 148 professionals carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI-Osasco unit and at private schools, assisting nearly 3,000 girls free of charge in 52 qualification centers and 180 athletes in 13 Specialists’ Centers, in volleyball and basketball.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society. Most of these girls come from deprived backgrounds considered to be in a social risk situation.

It also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or abilities for sports.

The activities for children and youngsters in the Specialists’ Centers, besides sports learning with medical, psychological, psychiatric and nutritional follow-up, comprise regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, besides contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa/Osasco’s Adult Volleyball team and in the children’s and junior’ Brazilian Female Volleyball and Basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and Ministry of Sports in 2004. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

In 1H07, Bradesco supported and sponsored several social-cultural events in different locations in the country. It took part in regional feasts that preserve folkloric traditions, such as the Maior São João do Mundo party, in Campina Grande (PB), and Festival Folclórico de Parintins (AM). It also took part in the Summer Festival and the Carnival of Salvador (BA), in the carnivals of Rio de Janeiro (RJ) and Olinda (PE).

Bradesco supported the presentations of the Brazilian Symphonic Orchestra, in Rio de Janeiro (RJ) and the XI Amazonas Opera Festival, in Manaus (AM), as well as the beneficent concert of classical music with the French-Chinese-American cellist Yo-Yo Ma and the Englishwoman pianist Kathryn Stott, promoted by the Hebrew Congregation of São Paulo.

It also took part in the musical concert to raise funds for the Cancer Hospital of Barretos (SP) and the event Viva a Mata, promoted by Fundação SOS Mata Atlântica, which occurred in Ibirapuera Park, in São Paulo (SP).

Bradesco was also present in Ribeirão Preto Agrishow (SP) and Luís Eduardo Magalhães Agrishow (BA), in Coopavel Rural Show, in Cascavel (PR), and Cattle Raising Exhibition (Expogrande) of Campo Grande (MS), among other business fairs.

The Organization was directly involved in the sponsorship of great cultural events in 1H07, with the exhibition Darwin – Descubra o Homem e a Teoria Revolucionária que Mudou o Mundo, which took place in the Art Museum of São Paulo (Masp); the exhibit Imagens do Soberano – Acervo do Palácio de Versalhes, in the Picture Gallery of the State of São Paulo; the exhibits Leonardo da Vinci – A Exibição de um Gênio and Corpo Humano – Real e Fascinante, that occurred simultaneously at Oca, in Ibirapuera Park, in São Paulo (SP).

The mega production My Fair Lady, masterpiece of world theatre and the best musical comedy in the Broadway history, performed in São Paulo (SP), has Bradesco Prime’s exclusive sponsorship.

Bradesco Seguros e Previdência supported the campaign Vote Cristo. Ele é uma Maravilha (Vote Christ. He is a Wonder), which aimed at electing Christ Redeemer as one of the seven new Wonders of the world. It also sponsored the series O Globo/Dell’Arte Concertos Internacionais –Temporada 2007 (Globo/Dell’Arte International Concerts – 2007 Season). Bradesco Vida e Previdência carried out the “II Longevity Forum”, in Copacabana (RJ), which comprises debates on issues such as health, planning, security and quality of life, making people reflect on how the changes in Brazilian and world demographic structure may be faced.

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the senior management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins the Organization, whose closed-career system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a career full of opportunities, connected with his/her effort and dedication.

Encouraging the professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self satisfaction, clients’ satisfaction and business expansion, have been a priority for the Bank and is one of the assumptions of its Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass the goals and show excellent results that have highlighted the Organization.

The stimulus to creativity and investment in the professional and personal qualification of the employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

In 2006, we achieved the certification of OHSAS 18001 Rule of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment. The certification was recommended for the building at Avenida Paulista, 1.450, city and state of São Paulo and, in July 2007, we obtained the certification again. Aligned with the sustainability concept added to our business strategy, we implemented in 2006 the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This Rule establishes requirements in conformity with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relations and the work environment, including the commitment to respect for Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, and is considered the first among the financial institutions in the Americas to receive an international certification in Social Responsibility.

The SA 8000®:2001 International Rule of Social Responsibility certification was recommended to Banco Bradesco in the management of the human resources that operates in the business and related companies located in the building on Avenida Paulista, no. 1.450, city and state of São Paulo, and in the Human Resource Department, located in Bradesco’s headquarters, in Cidade de Deus, city of Osasco, state of São Paulo.

Aiming at expanding the scopes, Bradesco is working for the certification of the main administrative centers in the country.

A Great Place to Work

Over the last years, the Organization has shared with all its employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 4,000 employees, in all structure levels, from all lines of businesses and activities, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. Evidence is that Bradesco is currently recognized in several rankings.

The Company was listed for the seventh time in Guia Você S/A - Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), and in addition to being part of this selected group, Bradesco was also acknowledged among the 50 Best Companies for Women to Work for, for the forth consecutive year. Bradesco Bank was also highlighted as one of the Best Companies for Businessmen in the Country. This list presents the companies in which the executive group, which comprises officers, managers and supervisors, reports feeling more satisfaction at work.

Guia Você S/A Exame is considered the best and most comprehensive study on the work environment in Brazil and introduced in 2006 the index of happiness at work, in which we are highlighted as we provide our employees a positive corporate environment, in the pursuit of everybody’s well-being.

Bradesco was also elected one of the 100 Best Companies to Work in Brazil, in a research prepared by Great Place To Work Institute, published in a special edition of Época magazine.

For the third consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking.

These results show the acknowledgment to our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1 – To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2 – To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3 – To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment and in all our relations, with the internal and external public;

4 – To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5 – To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6 – To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7 – To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional growth plan, in order to ensure the continuous improvement of management processes; and

8 – To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

Besides our principles set forth in our Human Resources Management Policy, we are implementing Bradesco Social Responsibility Management System, based on SA 8000®:2001 Rule, whose requirements aim at promoting a continuous improvement of relations and the work environment, including the commitment of respect to Human Rights, Children’s Rights and Labor Fundamental Rights and to our suppliers.

Social Responsibility Requirements –SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

The Organization makes available, day to day, the newsletter Sempre em Dia (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV approach, monthly, institutional messages and technical guidance. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints, with the option of anonymity, ensuring complete secrecy.

ALÔ RH’s service standard implies the full understanding of doubts and the correct referral of the manifestation immediately or within 72 hours at the latest, through telephone, e-mail, or fax, constituting an effective dialog and interaction process between the company and its employees.

In 1H07, ALÔ RH recorded approximately 31.7 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is maintaining a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, energy and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders, aiming at identifying corporate and essential competencies by supporting professional growth and the search for goals and results by means of the development of the competencies of the Organization’s human resources.

The Company already recorded 27.6 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their individual and team performance and make effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the employees’ and their leaders’ involvement, by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

The diversity appreciation is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, meaning that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more the possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff.

Being present in so many places shows the commitment to catering equally for all our publics. Bradesco has gone far beyond the commercialization of products and services, seeking to know better people from all the different groups in society, in order to ensure a service that meets each of their needs, and, thus, work together towards the country’s sustainable development.

With a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that works towards being more and more a development agent, for which the people are in the core of everything.

The issue is broadly supported in the Code of Ethics and Social-environmental Responsibility Corporate Policy of the Organization.

Ethnical Groups

We ended 1H07 with 10,111 afro-descendent employees, and 5,021 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, was increased and currently counts on 74 students.

Inclusion Policy for Disabled People

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified handicapped professionals to hold positions in the job market.

We have in our Call Center a specific part with visually impaired employees.

Currently, Bradesco has a staff of 897 disabled people.

Aiming at the contracting and retention of disabled people at the Organization, Bradesco sets forth partnerships with specialized entities and focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

By means of Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Due to the importance of the issue, Bradesco created a permanent Work Group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a videotraining about accessibility to all staff.

Opportunities for Women

Bradesco ended the 1st half of 2007 with a quota of 38, 170 women employees, corresponding to approximately 48% of the staff. In leading positions, Bradesco has 16,706 women, including in the Board of Executive Officers and the Board of Directors.In the Prime segment, 73% of staff is women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 905 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career as employees in the Systems Development Department of the Organization by means of a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process have been contracted.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, and executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program estimates the contracting of youngsters from 16 to 24 years old, having as purpose to provide personal and professional development to adolescents.

We ended the 1st half of 2007 with 869 Apprentices and we have already provided the program for about 1,309 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunities preparing them to exercise the citizenship, by means of paid internship, the students originated from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system.

Currently we count on 251 hired youngsters, with the participation of around 487 youngsters in the program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

The occupational safety and health aspect is approached in two premises of the Organization’s Human Resource Management Policy:

• Ensuring the good relationship among all the Organization’s professionals, maintaining a safe and healthy work environment, and provide conditions for excellent levels of performance and productivity; and

• Contributing for the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing mapping and identifying the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact caused by the day-to-day activities in and out of the call center. The room is available to all the employees of that section in case they go through situations related to psychological and emotional aspects.

Thus, we consider that the Bradesco Occupational Safety and Health System Management reassures the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond the legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Bradesco Bank’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans with premiums paid for in full by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In 1H07, there were 1,476,242 medical and hospital consultations and 283,663 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 1H07, nearly 5.9 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In 1H07, we invested R$17.7 million, distributing approximately 13.2 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the last campaign 54,098 doses of the vaccine were applied, with a cost higher than R$1.3 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

In 1H07, around 32.1 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties at lower interest rates.

Fee Exemption

The Bank exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with various products suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for in the Collective Convention of Bank Employees:

• Transportation Voucher
• Meal Voucher
• Food Voucher
• Maternity/Paternity Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – June 2007

On June 30, 2007, Bradesco, including their subsidiaries, had 80,287 employees.

The following table presents the variation in the last periods

	December					June

	2002	2003	2004	2005	2006	2007

Banco Bradesco	53,732	59,430	62,013	61,347	63,163	63,441
Subsidiaries	8,729	9,407	11,631	12,534	13,577	16,846
Bradesco Subtotal	62,461	68,837	73,644	73,881	76,740	80,287
Banco BCN	6,105	5,203	–	–	–	–
Subsidiaries	1,504	1,741	–	–	–	–
BCN Subtotal	7,609	6,944	–	–	–	–
Banco Mercantil	3,970	–	–	–	–	–
Subsidiaries	353	–	–	–	–	–
Mercantil Subtotal	4,323	–	–	–	–	–
Amex Brasil	–	–	–	–	442	–
Subsidiaries	–	–	–	–	2,124	–
Amex Subtotal	–	–	–	–	2,566	–
Total	74,393	75,781	73,644	73,881	79,306	80,287

We point out below some indicators of the human capital of Bradesco, in June 2007:

Gender		Age		Years of Service With Bradesco		Educational Background		Managerial Position

		Younger than 30	49%	Less than 5 years	41%
						High School	18%
Men	52%	From 31 to 40	29%	From 6 to 10 years	18%			Non-commissioned	51%
						University	81%
Women	48%	From 41 to 50	19%	from 11 to 20 years	25%			Commissioned	49%
						Other	1%
		Older than 50	3%	More than 20 years	16%

Personnel Expenses

In 1H07, Bradesco’s personnel expenses reached R$3,075 million, including in that total expenses related to salaries, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco’s personnel expenditure in the periods.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

Believing in people value and in the capacity of development of each individual is one of the values declared by the Organization, made feasible by means of a strong educational process comprising all staff, in all positions and activities developed, aiming at supporting people in their self development by means of a full strategic alignment, and motivating them to constantly seek their improvement.

The Staff Training Department is responsible for the training actions of Bradesco Organization, and by means of the “Bradesco Organization Training Management” process, was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005. Thus it ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

Investments in educational actions to the employees of Bradesco Organization increase each year and show the importance given to the team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco a Complete Bank, which respects the client and shows its various actions with transparency and credibility, reflecting the value added of being a Bank which invests the most in its staff qualification – and this justifies and makes the “120 reasons to be a Bradesco Client” become a real belief practiced by the Organization.

For 2007, a budget of R$69.9 million was made available, 28% higher than the average of investments made over the last 5 years, providing the continuity of the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management: “Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

From January to June 2007, trainings had 462,225 participations in the several available media: TreiNet, Videotraining, Brochures and Presence Courses. 1,028 different courses were made available, and the investments were of approximately R$28.8 million.

Presence Courses

In the first six months of the year, there were more than 68 thousand participations in presence courses, mainly actions for Retail comprising nearly 21 thousand participants in several programs. We highlight the Client Management course, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship management, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and increase of assets and results of branches.

We also point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and grant for micro and small-sized companies, with a view to contribute with the financial growth and strengthening of such public in the competitive market and the Loan Business course, whose program was implemented for the Managers of Corporate Accounts, in the Retail Segment, aiming at improving service, identifying the companies’ needs through a commercial approach, negotiating appropriate credit lines, improving client loyalty and results in general, by providing the necessary knowledge and techniques for the ongoing expansion of business.

Other highlights are the courses Assistance – A New Business View and Pre-Assistance Techniques with specific focus on the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients, concerning the continuous search for excellence in the provision of our services. It is worth mentioning the Assistance for Opening of Accounts and Businesses course, which aims at training employees to conduct the business process with quality and professionalism, aiming at clients’ loyalty and the increase in branches’ results.

With the purpose of implementing enterprising actions and behaviors aligned to strategic goals and target programs of several Segments, by identifying business opportunities and improvements in results, we continued to carry out the Enterprising Leadership program, in partnership with Ibmec, involving the participation of Regional Officers and Managers.

In 2Q07, a training course on Rural Loan was developed, provided by Agronomist Engineers, to the employees of branches which deal with this activity. The program comprised the credit line regulations and its operationalization, providing the appropriate compliance of these operations to the needs of clients of the agribusiness sector.

In this period we also carried out the Real Estate Loan program, which provided the qualification of branches’ employees to commercialization and operationalization demand of Real Estate Loan Product. The program comprised financing lines and their compliance regulations.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. The first class of PDHN Prime - Business Skills Development Program – started in March and was concluded in May, reaching its initial goals of intensifying participants’ understanding of the Organization’s and Bradesco Prime’s culture, policies and core businesses, besides qualifying them for the development of future activities, through the honing of technical and behavioral skills / competences and the absorption of the appropriate methodologies for carrying out the financial consulting process. We also point out the courses of Stocks and Futures Markets, Investments, in addition to the Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

The Business and Financial Consulting Program, developed by FIA, qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring the performance as financial and business consultant, identifying and stimulating the clients’ needs aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization.

The training actions to the Bank’s Departments and its Affiliated Companies were also shown by means of 44,916 attendances in sundry external and internal events, made available by specialized companies, which offer vacancies to the general public and also by teams of instructors and employees of the Organization, the highlights of which are: the Training for Bradesco Seguros e Previdência involved 27,611 attendances. That training was continued in 1H07 through the name brand UniverSeg – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the beginning of the first class of the MBA in Business Management with a Concentration on Insurance, in partnership with Ibmec-RJ, benefiting 31 professionals on management and superintendence levels; The First DGTO /Auto RE Seminar, which represented a competitive edge for the accomplishment of the company’s strategic objectives, as it approached the integration between the Managerial Technical/ Operational Executive Board and the new purposes of Bradesco Auto/RE; and the Program for Managerial Improvement in Insurance and Pension Plans, with 214 class-hours, prepared in partnership with FIA/USP, with the aim of aligning knowledge and improving the Financial Administrative team for better performance and results.

The Program for Qualification of Production Assistants (task force) was continued, preparing 47 new Production Assistants, in addition to the Quality and Market Profile and Interpersonal Relationship Development programs for the basic staff of the Insurance Company.

We also concluded the first class of Qualification of Transportation Product Managers, strategic project of Bradesco Auto/RE, which aims at making the portfolio more profitable by means of the expansion and maintenance of great risk clients. This process required the individual qualification of 14 new professionals, during a 372 class/hour.

The “From Broker to Broker – One Thousand Reasons to Sell Bradesco Seguro Auto” project reached the number of 600 brokers trained during this period and should end in this half year.

For the next quarter, basic product courses such as Vehicle, Equipment, Residential, Corporate, Health, Applicable Sales and Communication & Professional Development are expected to continue. These courses aims at providing the brokers who commercialize Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, with information that set our products apart from the competitors’ ones, as sales argument.

The clearance of the program named Game Work is also estimated; that program is focused on Bradesco Auto/RE’s commercialization public, and reflects a unique exercise in negotiation and competitiveness among the sales professionals.

Specifically for the internal public, the programs for the Qualification and Improvement programs –Health Production, destined to preparation and improvement of professionals of Bradesco Saúde’s commercialization area, Communication with Operation Channels are being developed, as well as the technical, commercial and IT areas Seminars that focus on discussing each area’s guidelines jointly with the development of competences and skills by means of training.

The assistance to the needs of Finasa were shown in managerial and operational programs, such as the Information Security Speech, which made participants aware of their roles in ensuring Information Security, and supported them with measures that allow the accomplishment of actions and do not jeopardize the image and reputation of the Organization, its employees and its clients.

For Finasa Private Label, we carried out the Success in Sales event, with the main purpose of allowing commercial supervisors, leaders and clerks to develop a proactive attitude towards clients, identifying opportunities to reach results, developing an attitude of initiative before adversities and an opportunity vision. That was a training course aimed at employees of Finasa’s partner, Comper.

Regarding Sports segment of Finasa, we point out the course of Teachers Qualification, which aims at preparing the Technical Staff of Finasa Sports, which comprises from trainers of sport practices to teachers, to also assume the role of transformation agents, inspiration and reference to the athletes. We also point out the Professional Image Treatment, which made athletes of Finasa Esportes in the children and junior categories aware of the importance of caring for their personal image, both in the physical aspects and in the virtual ones (relationship websites), getting to know the positive and negative consequences for the Project and for the Bradesco Organization.

We also point out the training for Scopus Tecnologia employees, mainly two courses of Supplementary Qualification for Stockers, whose main objective is to promote the development of technical storage competences in all regions in Brazil, and the Consulting Service for Dell Computers Technicians course, which enabled the development of competences and abilities necessary for the rendering of a personal quality service to individuals who have Dell equipment.

With the incorporation of American Express operations in Brazil, we promoted various training programs aiming at preparing employees recently incorporated for the transition process, stimulating the reflection and sensitiveness on acquired experiences, as well as qualifying leaders with knowledge and tools which make the change easy, thus improving the business results. Among events developed, we point out the Integration Program and Managing Changes and Transitions.

The training for Bradesco Vida e Previdência was focused on development of specific actions by segment/function. Previously it was destined only to Executive Superintendents and sale professionals, but now it comprises other publics, thus developing all BVP staff. We practiced actions, such as Qualification of New Secads, training for Business/Private Branch Products Managers. We also invested in Anbid and Loma certifications. We continued the project Movere, which aims at developing competences of Learning Guidance, Strategic Vision and Planning, People Management and Leadership, for managers of the Central Management.

For Prof. Edmundo Vasconcelos Hospital, we continued the Mais Project with coordinated actions to different employee levels. We are investing efforts to improve the quality of service rendered by employees to hospital’s users/clients according to the Hospital Hospitality concept, present since the beginning of Mais Project, in 2004. We planned trainings for nurses about Professional Attitude, which aims at generating good perception of service rendered to our clients, and we are also investing in Perceptive Communication for the employees so that their first approach is efficiency. The managers are involved with the Strategic Department conducted by DTN and supported by the Training Department. The Strategic Planning suggestion was a result of the work carried out with this public since 2004, in which we develop the HPEV comprehension as a business unit.

Since the establishment of Banco Bradesco de Investimento – BBI, the Training Department has tried to contribute to the process of developing competences necessary to the business. We developed trainings focused on improvement of the ability of presenting the Organization, so as to improve the BBI image in the market.

Training for Information Technology areas continued in 1H07, with the attendance of 4,652 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

In addition, with a view to the ongoing improvement of IT methods and processes, we are qualifying other 20 professionals at the Methodology and Development course, which presents quality models and solutions for the development of software to be applied in internal processes.

The Project Management Program was also continued, and there are currently 112 professionals undergoing training to be able to provide solutions ensuring quality to technology systems and obtain the PMP - Project Manager Professional certification; 6 employees are already certified. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is a novel certification in the Country, whose third class, in progress, is attended by 23 professionals who should join the 40 ones previously certified.

Aligned to the IT improvement Project, we have promoted leveling speeches on the new system architecture for approximately 400 professionals, in addition to carrying out technical/operational courses approaching themes on requirement collection, functional specification and ITIL, which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in the IT areas, we are promoting IT Qualification Programs for trainees and interns. We currently have 70 trainees, coming from Fundação Bradesco, and 25 interns from renowned universities such as Poli-USP, Mackenzie, FEI and Mauá.

With the purpose of seeking the improvement in IT and technological update, 107 professionals took part in the CIAB – Information Technology Congress and Exposition of Financial Institutions.

Evolution of Presence Participation in the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 1,802 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

This year, a class of the MBA in Controller (Fipecafi), three classes of the MBA in Banking Business (FGV) (two in São Paulo and one in Rio de Janeiro), two classes of the MBA in Online Banking Business (FGV-RJ), one class of the MBA in Bradesco Organization’s Processes Management (FIA), one class of the MBA in Foreign Trade and International Operations (FIPE) and one class of the MBA in Business Management with a concentration in Insurance (Ibmec-RJ) are in progress, totaling 333 professionals from different areas of the Organization.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. In this first half, two more certification exams were made in which 1,102 professionals were certified.

The approval index reached by Bradesco in these two exams was 58.8%, while the market index stood at 53.4% . This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until 1H07, of 12,302 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool that allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff, constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 1.8 million participations in the 79 available courses since its implementation in 2000. In this year, two new titles have been launched: Exchange and Foreign Trade – Export Concepts, the latter being the second course in the Exchange and Foreign Trade series, whose aim is providing information that may be useful to meet our clients’ requirements and prospecting new business in the Export operations; and the APF – Análise de Ponto de Função (Function Point Analysis) course, with the purpose of providing the trainees with a technique able to determine the size of a system project before developing it, besides assisting in the estimate of costs and resources, allowing a greater assertiveness in managing budgets for Information Technology projects.

In English learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of Courses in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view to employees’ awareness, in this period we have made four Brochures available about the following themes:

– New Bradesco Statement, which disclosed and clarified the changes made in the statements, so that professionals who work directly with clients may promptly answer the possible doubts concerning the new model;

– Loan Operation with guarantee of Visa/Amex receivables, which guided Branch employees in relation to the Receivables theme;

– Leasing, which guided Managers of the branches about Leasing, its characteristics, advantages and arguments necessary to conquer and make clients loyal by means of the product; and

– Rural Loan, which provided the branches’ employees with basic information on Rural Loan operations, mainly its modalities.

Five new video training courses were also launched:

– Social-environmental Responsibility – Sustainability, which raised employees’ awareness and drew their attention to the importance of social-environmental responsibility among us, so as to create a preservation culture;

– New Bradesco Statement, also available in brochure format;

– Market Conquest Platform, which aims at making the managers aware to use a new research system to improve their client portfolio and increase the business volume;

– American Express Cards, by means of which we disclose and guide employees about American Express cards, specially the Organization’s commercial strategies and competitive advantages, benefits and advantages for the clients and the bank; and

– Accessibility, which was aimed at raising employees’ awareness and drawing their attention to understand how to assist people with special needs.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs with students from different universities, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras –Brazilian Language of Signs (the sign language for deaf-mute people), for employees providing direct services to disabled clients, in order to guarantee this public accessibility to our branches.

Evolution in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco - SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no. 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Objectives and Goals

Through the innovative action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to 108,151 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, Electronics, Industry, Management and Agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via the Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to ninth grades) and High School, comprising more than 43.2% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interaction among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producer. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive.

On this intent, Fundação Bradesco offers various continuing education opportunities to educators, including presence and long-distance courses.

Concomitantly to teacher education, there is the production of teaching materials and resources. Books used by students from the 1st to the 5th year of Elementary School, Philosophy material for high school, CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

Through offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

Fundação Bradesco renewed its support to Alfabetização Solidária (Solidary Literacy), investing R$900 thousand. In 2007, approximately 10 thousand students and 430 teachers will be benefited with resources from Fundação Bradesco in 14 municipalities of the Northeast region with high illiteracy indices.

In June, in order to celebrate the environment month, Fundação Bradesco took part in Viva a Mata event, promoted by Fundação SOS Mata Atlântica in Ibirapuera Park, in São Paulo, by presenting works developed in the mini-nurseries of SOS Mata Atlântica, established in ten of its school units. Workshops were developed by the schools from Campinas/SP, Jardim Conceição/SP, Marília/SP and Osasco Unit I, with the participation of 1,935 people with the following themes: “Aromatic herbs sachets”, “Ink produced based on natural colorings”, “Antidengue vase”, “Efficient germination techniques in arborous species”, “Exploitation of banana tree fiber”, “Pencil-case assembly by reusing PET bottles” and “Brushwood and sisal accessories”.

Fundação Bradesco supported and sponsored the International Exhibition of Robotics and Artificial Intelligence, carried out in São Paulo, which comprised in two pavilions the main companies and research institutions related to robotics in Brazil: Robots Exhibit, for general public, with robotics attractions and competitions, space for humanoids and educational space and Robotics Conference & Expo, with technology innovations and trends for professionals of robotics and artificial intelligence areas, as well as the handling of products involving technology to solve problems. Fundação Bradesco took part in both pavilions, presenting projects of Campinas/SP, Gravataí/RS and Osasco/SP schools.

Aiming to offer basic education in information technology and access to public services on the Internet, besides valuing citizenship with the development of actions articulated with the communities, Fundação Bradesco has implemented three more “Digital Inclusion Centers” (CID): in Casa Acolhida, in Belo Horizonte, in the city of Embu das Artes/SP and Lagoa Tapeba II indigenous village, in Caucaia/CE, the latter is the fourth digital inclusion center established in an indigenous community. It is a joint project between Fundação Bradesco and companies in the technology sector, aiming at fighting against the digital exclusion and expanding the service to people who live close to the Schools, in spaces managed by the community’s volunteers. High School Students offer monitoring for the conduction of the activities, acting as protagonists.

Teresina School Unit celebrated 25 years of activities, with the presence of authorities who pointed out the importance of Fundação Bradesco’s work for the region of the district Grande Dirceu, which has currently more than 20 thousand inhabitants. 25 years ago Fundação Bradesco was established in the community and since has graduated many students.

During the Annual General Meeting of GIFE – Group of Institutes, Foundations and Companies, the 52 attending members approved the people appointed to constitute the new Fiscal and Governance Councils for the 2007-2009 management. Teacher Denise Aguiar Alvarez Valente, Fundação Bradesco’s officer and member of Bradesco’s Board of Directors, was appointed as the president of GIFE Network of Social Investment.

Main Acknowledgments

South-American Competition First Lego League –Fundação Bradesco took part in the Robotics competition in São Paulo, represented by teams from Osasco – Unit I, Campinas and Gravataí schools.

The Free Access team – Team #6233 from Osasco –Unit I was awarded in three modalities:

– FLL Award – Missions – 1st place – higher score in robotics challenges;

– FLL Award – Scientific Research – 1st place –the team continued the work of loggerhead turtles preservation with a solution involving Nanotechnology.

– FLL Award – Surprise Challenge of Alliances –1st place – higher score within the lower time in a challenge proposed 48 hours before the competition. The team’s teacher was one of the three best trainers and was also awarded in the competition.

Conceição do Araguaia/PA School Unit was honored with the Support Motion, granted by the City Council, due to the National Day of Voluntary Action.

Pinheiro/MA School Unit was honored with the Congratulation Motion, granted by the City Council, due to the National Day of Voluntary Action.

Viva Ribeira Letter Competition: one student from the fourth grade of Elementary School of Registro/SP School Unit was awarded in this competition with a text criticizing the environmental problems faced by the city.

Drawing Competition – “Conceição do Araguaia Preserving Life”: one student from the eighth grade of Elementary School of Conceição do Araguaia/PA School Unit conquered the 1st place with the drawing “Acting today to enjoy tomorrow!”.

Young Writers Competition – “Peace”: one student from the fifth grade of the Elementary School conquered the 1st place with the text “The balance of the world depends on the peace which arises from the family” and one student from the ninth grade conquered the 2nd place with the essay “The peace also depends on me”. Both students are from Teresina/PI School Unit.

Medal for the Afro-Brazilian Civic Merit: Fundação Bradesco was honored by Universidade de Cidadania Zumbi dos Palmares during the ceremony of reflection about slavery abolition in Brazil, due to the work for the black people citizenship and inclusion.

Schools’ Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,136	João Pessoa-PB	2,273
Bagé-RS	2,299	Laguna-SC	2,219
Boa Vista-RR	2,393	Macapá-AP	2,165
Bodoquena-MS	1,328	Maceió-AL	2,211
Cacoal-RO	2,406	Manaus-AM	2,467
Campinas-SP	4,045	Marília-SP	3,234
Canuanã-TO	1,646	Natal-RN	2,202
Caucaia-CE	2,296	Paragominas-PA	2,292
Ceilândia-DF	3,348	Paranavaí-PR	1,818
Cidade de Deus – Osasco-SP		Pinheiro-MA	2,150
• Unit I	4,227	Propriá-SE	2,123
• Unit II	2,816	Registro-SP	2,353
• Education Offices of		Rio Branco-AC	2,796
Youngsters and Adults	7,735	Rio de Janeiro-RJ	4,102
• Preliminary and Continuing		Rosário do Sul-RS	1,186
Qualification of Workers	3,897	Salvador-BA	2,075
Conceição do Araguaia-PA	2,447	São João Del Rei-MG	2,191
Cuiabá-MT	2,386	São Luis-MA	2,454
Feira de Santana-BA	953	Teresina-PI	2,368
Garanhuns-PE	1,048	Vila Velha-ES	2,070
Gravataí-RS	3,476
Irecê-BA	2,513	(*)Forecast of Service for 2007
Itajubá-MG	2,760
Jaboatão-PE	2,605
Jardim Conceição – Osasco-SP	2,722	Total	108,231(*)

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Funds Applied in the Last 10 years (*)	R$	1.271 billion
Funds Applied in 2006	R$	183.917 million
Funds Expected for 2007	R$	189.851 million
(*) in nominal value, equivalent to R$3.033 billion, restated by Selic/CDI rate until December 2006.

Courses – Grades

	Assistance Forecast
	for 2007

	Students	% of Total

Kindergarten	488	0.45
Elementary School	33,311	30.78
High School	13,188	12.19
Youth and Adult Education	21,705	20.05
Preliminary and Continuing Qualification of Workers	35,681	32.97
High School Technical Professional Education	3,858	3.56
Total	108,231	100.00

Student Profile – Reference: Service in 2006

Increase in the Number of Students

Social Report – 1st Half of 2007 and 2006

1) Calculation basis

	1st Half of 2007 – R$ thousand	1st Half of 2006 – R$ thousand

Net revenue (NR) (1)	9,085,560	8,166,504
Operating income (OI) (2)	5,237,532	4,587,535
Gross payroll (GP)	3,109,234	2,887,674

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	251,400	8.1	2.8	242,908	8.4	3.0
Compulsory social charges	545,090	17.5	6.0	505,428	17.5	6.2
Private pension plans	153,121	4.9	1.7	149,801	5.2	1.8
Healthcare insurance	158,914	5.1	1.7	138,538	4.8	1.7
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	28,792	0.9	0.3	22,750	0.8	0.3
On-site child care and child-care benefit	20,515	0.7	0.2	19,959	0.7	0.2
Employee profit sharing	257,785	8.3	2.8	189,937	6.6	2.3
Other	55,184	1.8	0.6	49,490	1.7	0.6
Total – Internal social indicators	1,470,801	47.3	16.1	1,318,811	45.7	16.1

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	771	–	–	506	–	–
Culture	8,398	0.2	–	3,222	0.1	–
Health and basic sanitation	1,470	–	–	1,007	–	–
Sports	–	–	–	–	–	–
Prevention of hunger and food security	–	–	–	–	–	–
Other	5,481	0.1	–	4,141	0.1	0.1
Total contribution to society	16,120	0.3	–	8,876	0.2	0.1
Taxes (excluding social charges)	3,061,621	58.5	33.7	2,263,672	49.3	27.7
Total – External social indicators	3,077,741	58.8	33.7	2,272,548	49.5	27.8

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation	( ) has no established goals	( ) complies 51 to 75%		( ) has no established goals	( ) complies 51 to 75%
consumption and increasing the efficient use of natural resources, the company:	( ) complies 0 to 50%	( ) complies 76 to 100%		( ) complies 0 to 50%	( ) complies 76 to 100%

5) Employees indicators

	1st Half of 2007	1st Half of 2006

Employees at the end of the period	80,287	75,295
Admissions during the period	4,652	4,380
Outsourced employees	7,403	8,013
Trainees/interns	905	1,132
Employees older than 45	7,648	6,826
Women employees	38,211	35,107
% of management positions held by women	42.8	41.8
Black employees	10,111	9,142
% of management positions held by blacks	12.9	12.8
Disabled employees or employees with special needs	897	794

6) Key information regarding the level of business citizenship

	1st Half of 2007			Targets – 1st Half of 2008

Ratio between maximum and minimum salary:	19.2			N/A

Total number of occupational accidents:	174			Staff awareness for avoiding accidents in the work place

The company's social and environmental projects were	( ) directors	( x ) directors and	( ) all employees	( ) directors	( x ) directors and	( ) all employees
established by:		managers			managers

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining	( x ) does not	( ) complies with	( ) encourages activities	( x ) does not	( ) complies with	( ) encourages activities
rights and internal employee representation, the company:	interfere	OIT rules	and complies with OIT rules	interfere	OIT rules	and complies with OIT rules

Private pension plans are offered to:	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
		managers	employees		managers	employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
		managers	employees		managers	employees

When selecting suppliers, the ethical, social and environmental	( ) are not	( ) are suggested	( x ) are	( ) are not	( ) are suggested	( x ) are required
responsibility standards adopted by the company:	considered		required	considered

As regards the participation of employees in voluntary work	( ) does not interfere	( x ) gives support	( ) organizes and	( ) does not interfere	( x ) gives support	( ) organizes and
programs, the company:			encourages participation			encourages participation

Total number of consumer’s complaints and critics:	In company: 54,662	At Procon: 3,281	At court: 20,000	Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints and critics solved:	In company: 100%	At Procon: 100%	At court: 20.1%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	1st Half of 2007: R$10,173,800			1st Half of 2006: R$8,527,251

Distribution of added value (DVA):	33.9% government	26.8% taxpayers		33.6% government	29.7% taxpayers
	13.7% stockholders	25.6% withheld		13.5% stockholders	23.2% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.
* The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$167.1 million in 2005 and R$183.9 million in 2006.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.

7- Report of Independent Auditors

Independent Auditors' Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility
(A free translation from the original in Portuguese)

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of June 30, 2007 and 2006, on which we expressed an unqualified opinion in our report dated August 3, 2007, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the financial statements.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this supplementary accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that such information be fairly stated, in all material respects, in relation to the financial statements taken as a whole, referred to in paragraph one.

4. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized in the second half of 2006.

São Paulo, August 3, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Consolidated Financial Statements of Banco Bradesco S.A., for the first half of 2007, pursuant to the Brazilian Corporate Law.

The Brazilian economy has shown unequivocal signs of growth. The stimulus given to families and companies to take risks increases as the basic interest rate has been constantly decreasing since September 2005. The inflation is expected to remain steady, lower than the government target. The private investment responds to the higher predictability and favorable dynamics of the domestic consumption market, enabling expectations for the loan volume increase. The positive assessment of markets in relation to the Brazilian economic principles makes Brazil Risk converges to the situation observed in countries already classified as investment grade, thus generating good perspectives for direct foreign investments.

At Bradesco Organization, among the material events of the period, the most outstanding ones were:

  on January 23,the execution of the commitment to transfer to Bradesco the stockholding control of Banco BMC S.A.and its subsidiaries.BMC is one of the largest private banks in payroll deductible loans. The operation reaffirms Bradesco’s goals of strengthening its presence and operation in the country’s consumer financing market. The acquisition process, approved by the Brazilian Central Bank in a session on 8.1.2007, will be ratified by the Companies’ Special Stockholders’ Meetings;
  on March 29, the start of the ATM Outplaced Terminals Sharing between Bradesco and Banco do Brasil, with the purpose of improving the coverage and efficiency of our services. At the end of the project, the Shared Network will rely on nearly 8,200 ATM outplaced terminals;

  on April 27, Moody’s Investors Service raised Bradesco’s Bank Financing Strength Rating (BFSR) from C- to B. This rating is the highest one granted to Brazilian banks in that category; and

  partnership in the Credit Card segment entered into with the company O Boticário, which operates in the cosmetics segment, comprising more than 2,400 stores throughout the country and abroad, for the launch of O Boticário Visa Credit Card; and a partnership entered into with Drogasil, a drugstore chain with more than 180 stores distributed in many Brazilian states, with the purpose of issuing and managing Drogasil Visa Credit Cards.

1. Income for the period

In the first half of 2007, Bradesco recorded a Net Income of R$4.007 billion, equivalent to R$2.00 per share, and an annualized profitability of 36.32%(*) on the average Stockholders’ Equity. The annualized return on Total Assets was 2.78% as compared to 2.71% in the same period of the previous year.

Due to the main activities carried out by Bradesco Organization, taxes and contributions in the period, including paid or accrued pension taxes and contributions, totaled R$3.607 billion, equivalent to 90% of the Net Income.

The strict control of administrative expenses, together with the permanent effort to increase revenues, has contributed to the improvement in the last 12 months of the Operating Efficiency Ratio – IEO, from 43.24% on June 30, 2006 to 41.95% on June 30, 2007.

Monthly and interim Interest on Own Capital and Dividends paid and provisioned to stockholders added up to R$1.397 billion. Thus, for each stock, R$0.731673 (R$0.647204 net of withholding income tax) was attributed, including the additional of 10% for preferred stocks, and R$0.665157 (R$0.588367 net of withholding income tax) for common stocks.

2. Capital and Reserves

At the end of the first half of 2007, the paid-up Capital Stock was R$18 billion. Added to Equity Reserves of R$10.231 billion, it comprised the Stockholders’ Equity of R$27.515 billion, with an evolution of 28.21% when compared to the same period of the previous year, corresponding to the equity value of R$13.75 per stock.

The Managed Stockholders’ Equity corresponds to 9.49% of the consolidated Assets, which added up to R$290.568 billion, a 24.74% increase over June/2006. Thus, the capital adequacy ratios reached 18.17% in the financial consolidated and 16.11% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in accordance with the Basel Committee. At the end of the first half of 2007, the fixed assets to stockholders' equity ratio, compared to the Consolidated Reference Stockholders’ Equity, was 47.43% in the financial consolidated and 8.49% in the economic-financial consolidated, thus placed within the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco states that it has financial capacity and intention to hold to maturity the securities rated in the “securities held to maturity” category.

3. Funding and Asset Management

The funds raised and managed by Bradesco Organization recorded a growth of 22.69% when compared to the same period of the previous year, totaling R$421.602 billion on June 30, distributed as follows:

• R$136.357	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

• R$161.281	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 17.17% growth compared to the same period in the previous year;

• R$65.205	billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the country and Other Fundings;

• R$52.900	billion in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 20.37% when compared to the same period of the previous year;

• R$5.859	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.042 billion.

4. Loan Operations

At the end of the first half of 2007, the balance of consolidated loan operations totaled R$108.191 billion, a 22.05% growth when compared to June 2006, including in this amount:

• R$6.128	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$7.622 billion of Export Financing;

• US$1.117	billion in operations of Import Financing in Foreign Currencies;

• R$4.848	billion in Leasing;

• R$7.903	billion in businesses in the Rural Area;

• R$40.065	billion in Consumer Financing;

• R $11.129	billion related to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the Real Estate Loan segment, the Organization allocated funds in the amount of R$1.541 billion in the first half of 2007 for house construction and acquisition, corresponding to 13,121 properties.

The consolidated balance of allowance for doubtful accounts reached R$7.033 billion, equivalent to 6.50% of the total volume of loan operations, with R$1.110 billion of additional provision in relation to the minimum required by the Central Bank.

5. Capital Markets Operations

Bradesco, through Banco Bradesco BBI S.A. and to support the capitalization of companies, intermediated primary and secondary operations of stocks, debentures and promissory notes, as well as operations of Credit Right Investment Funds, which totaled, in the period, R$12.635 billion, corresponding to 31.40% of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. The Bank was also highlighted in Mergers and Acquisitions, Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and asset management businesses, and clients’ financial flows and inventories.

6. Bradesco Customer Service Network

Bradesco Organization’s Network, made available for clients and users, at the end of the first half of 2007, was comprised of 24,055 outlets, 24,498 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 23,706 of them working even on weekends and holidays. In addition, more 3,504 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation.

3,031	Branches in the Country (3,029 of Bradesco, 1 of Bradesco BBI and 1 of Banco Finasa);

3	Branches Overseas, 1 in New York, 1 in Grand Cayman and 1 in Nassau, in the Bahamas (Boavista);

5	Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,709	Banco Postal Branches; 9,699 Bradesco Expresso Outlets 2,645 Corporate Site Branches;

2,571	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

392	Branches of Finasa Promotora de Vendas, a company present in 18,455 car dealers and 21,616 stores trading furniture and home décor, auto parts, information technology programs and IT equipment, home building material, tires, tourism and telephony, among others.

7. Grupo Bradesco de Seguros e Previdência

With a strong operation in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, Grupo Bradesco de Seguros e Previdência recorded on June 30 a Net Income of R$1.225 billion and Stockholders’ Equity of

R$8.449 billion. Net premiums issued recorded R$9.871 billion, with a 15.28% growth compared to the same period of the previous year.

8. Corporate Governance

The adoption of the best Corporate Governance practices has enabled Bradesco Organization to improve the relationship with stockholders and other interested parties (stakeholders), as well as strengthen its performance in all operation segments.

To date, we have adopted many initiatives, such as: the monthly payment of dividends and/or interest on own capital; listing in the Level 1 of Corporate Governance of Bovespa; 100% Tag Along for common stocks and 80% for preferred stocks; Corporate Code of Ethics; Codes of Ethics for the Accounting and Financial Management Areas and for Units Involved in Third-party Funds Management and in Provision of Custody and Controllership Services; creation of Statutory Committees of Audit, Ethical Conduct, Internal Controls and Compliance and Compensation, as well as Executive Committees of Corporate Governance, Disclosure, Social-environmental Responsibility and Expenses Evaluation, among others; transparency in information disclosure to the market in three languages (Portuguese, English and Spanish); presence of 2 independent members of the Board of Directors; since Bradesco has its stocks traded in Foreign Stock Exchanges, it prepares its financial statements according to the US GAAP, North American accounting practices; and accurate definition of the attributions of each Administrative Body.

With the intention to reaffirm the permanent commitment to strengthen the Organization and, consequently, contribute to its continuity, Bradesco Organization’s Board of Directors approved the Corporate Governance Policy, as well as the Policies of Disclosure of Material Act or Fact and Trading of Securities, Internal Controls and Compliance, Corporate Social-environmental Responsibility, Human Resources Management, Information Security and Operational Risk Management.

In March 2007, the IT Governance Area was created, with the purpose of harmonizing the IT Management processes, towards the achievement of goals and real needs of the businesses resulting from strategic decisions.

The Bank has the specific Corporate Governance rating with classification AA (Great Practices), showing the Organization’s commitment to its stockholders, clients, investors, employees and the general public, highlighting the different aspects of solidity, transparency, liquidity and social-environmental responsibility.

In the period, it is worth mentioning that Bradesco Organization, in compliance with Instruction 381, issued by the Brazilian Securities and Exchange Commission, did not contract or had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

The Annual Stockholders’ Meeting as of March 12 resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with a term of office until 2008, being 1 sitting member and deputy chosen amongst preferred stockholders.

8.1 Internal Controls and Compliance

The Internal Controls and Compliance System adopted by Bradesco Organization is an important instrument of risk management and Corporate Governance.

More generally, it is a structured project comprising the Board of Directors, its advisory Committees, the Board of Executive Officers, Managements and all Organization’s employees, with the purpose of allowing a safer, more adequate and efficient conduct of business aligned with regulations set forth by the National Monetary Council.

The Organization continuously revaluates the flows of its processes and systems and, at the same time, has regularly performed adherence tests to assess the effectiveness of existing controls, involving the Areas, the Internal Controls and Compliance and Audit Committees, with a summarized report to the Board of Directors. The work is structured based on the main control framework, such as COSO – Committee of Sponsoring Organizations of the Treadway

Commission and COBIT – Control Objectives for Information and Related Technology, which comprise Business and Technology aspects, respectively, as well as PCAOB – Public Company Accounting Oversight Board. It also fully complies with Sarbanes-Oxley Act.

Since Bradesco has ADRs – American Depositary Receipts traded on the New York Stock Exchange and is classified in the foreign issuer category, it filed in the Securities and Exchange Commission – SEC, in June 2007, the form 20-F, which has as one of its purposes to record the certification and efficiency of internal controls adopted by the Organization, as well as ensure the veracity of accounting, economic and financial information for the previous fiscal year, in compliance with Section 404 requirements of Sarbanes-Oxley Act. The certifications were issued by PricewaterhouseCoopers Auditores Independentes and by the Chief Executive Officer – CEO and Chief Financial Officer – CFO of the Bank. The internal controls of Bradesco Organization were proved effective in December 31, 2006.

Money “Laundering” Prevention

The Bank counts on a program to avoid and fight against the use of its products and services in the money “laundering” arising from illegal activities, including those related to corruption and terrorism cases. Therefore, it has specific policies, processes and systems to control and prevent money “laundering”.

The participation of the Senior Management in the Executive Committee of Money “Laundering” Prevention and Detection ensures the alignment between the different areas and activities of the Organization, meeting every quarter to evaluate the works and the adoption of measures necessary to maintain it in compliance with the best international practices related to the prevention and fight against money “laundering” and terrorism financing.

The “Know your Client” and “Know your Employee” policies, the substantial investments in training, processes and control systems and operation monitoring allow the appropriate identification of unusual situations which, after being analyzed by an specialized team, are sent to the aforementioned Committee in order to decide whether the cases shall be submitted to competent authorities, regardless the operation has been carried out or not. The business units have autonomy to refuse businesses and operations considered suspicious or unusual, and the unusual business proposal is refused and reported to this Committee.

Information Security

The Information Security is basically constituted by a set of controls, including polices, processes, organizational structures and security rules and procedures. It aims at protecting information of clients and Organization, in the confidentiality, integrity and availability aspects.

Bradesco Organization established the Information Security Corporate Policy, which may be found at our website www.bradesco.com.br, and maintains a formal infrastructure, with the purpose of promoting the corporate management of Information Security, providing effective protection to Information Assets. The Information Security Corporate Policy comprises Privacy Directives, voluntarily established by Bradesco Organization, with the purpose of protecting data privacy of clients, reflecting the Organization’s values and reaffirming its commitment to the continuous improvement of the efficiency of the Data Protection process.

With the purpose of preserving total compliance with these procedures, constant training programs are carried out, as well as awareness of employees and reviews of policies.

8.2 Policies of Transparency and Disclosure of Information

In its relationship with investors and the market in general, 75 internal and external meetings with analysts were promoted in the period, 17 conference calls, 6 presentations to APIMEC – Association of the Capital Markets Investment Analysts and Professionals and 8 events abroad, besides quarterly release of Report on Economic and Financial Analysis, a detailed collection of information most requested by specialized readers. Bradesco also took part in the “Meeting with the Investor”, promoted by INI –Brazilian Institute of Investors, answering the questions of individuals investors.

At the website www.bradesco.com.br, Investor Relations Section, you can access information related to Bradesco Organization, for instance, its profile, history, ownership structure, management reports, financial results, last acquisitions, meetings at the APIMECs, in addition to other information about the financial market, in the Portuguese, English and Spanish versions.

The Bank monthly distributes a newsletter called “Cliente Sempre em Dia” (Updated News for the Client), with circulation of 700 thousand copies; quarterly, “Acionista Sempre em Dia” (Updated News for the Stockholder), with 35 thousand copies, “Revista Bradesco” (Bradesco Magazine), with 26 thousand copies and “Revista Bradesco Rural” (Bradesco Rural Magazine), with 5 thousand copies, all of them targeting external readers. Annually it publishes the Management and the Sustainability Reports.

9. Risk Management

Directly subordinated to an Executive Officer and to the CEO of the Bank and carried out independently, the risk management involves an integrated set of controls and processes, comprising credit risk, market risk and operational risk. By principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management.

9.1. Credit Risk

The Credit Risk management in the Organization, aligned with the best practices, always recognizing the Brazilian market situation, is a continuous and evolutionary process of mapping, assessment and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations, preserving the integrity and independence of processes. It also aims to comply with the requirements proposed in the New Basel Accord.

9.2 Market Risk

Based on methodologies and models aligned with the best practices of the domestic and foreign markets, the market risk is carefully followed, assessed and managed, also complying with the recommendations and rules of the regulatory bodies. The market risk management policy is conservative, and the VaR ( Value at Risk) limits are defined by the Senior Management and daily monitored, in an independent way.

9.3 Operational Risk Management

Bradesco Organization considers the Operational Risk Management activity essential for the generation of value added, and its success is based on the dissemination of culture, tools availability, disclosure of policies and implementation of corporate methodologies. These assumptions allow the improvement of internal processes, as well as the support to the business areas, with the purpose of improving the operational efficiency and decreasing the capital commitment.

With a continuous work to be aligned with the best market practices in the operational risk management, Bradesco is ready to meet the guidance of the New Basel Capital Accord, pursuant to the schedule established by the Brazilian Central Bank. The Organization’s goal is to reach a qualification for the Capital Allocation Model by the Advanced Internal Measuring Approach (AMA), as the adoption of this method will provide lower capital allocation.

It is also worth pointing out that a new corporate systemic platform is under development, which will integrate in a single database the information of Operational Risk and Internal Controls, comprising inclusively the requirements set forth by Section 404 of the Sarbanes-Oxley Act.

10.Bradesco Organization’s Social-environmental Action

10.1 Social-environmental Responsibility

The social-environmental issue and its impacts on the economic development of the country play an important role in Bradesco’s strategic planning. The Bank adopted the reviewed version of the Equator Principles, ratifying the commitment of evaluating all project financing with amount equal or higher than US$10 million. It was the first Bank to launch a measurement program of its direct and indirect participation in the emission of carbon dioxide (CO2) in the atmosphere, with the purpose of neutralizing this production, and among its consumption materials, it also started using recycled paper to make checkbooks and printed matters with the same safety, quality and reliability already seen by all the market. Currently, around 90% of the paper consumed is recycled.

In this line, and reinsuring the commitment to transparency and accountability concerning its practices, Bradesco started to adopt, in 2006, the guidelines of the Global Reporting Initiative – GRI in its Sustainability and Annual Reports.

It is worth pointing out that Bradesco is the first financial institution of the Americas to receive SA 8000® Rule, a certification granted by Social Accountability International – SAI, which evaluates the adoption of good social responsibility practices, such as respect to human rights, child rights and the main labor rights, in addition to a safe and healthy work environment.

With the purpose of disseminating the social-environmental responsibility practices, Bradesco has been carrying out, within the scope of its relationships, meetings with suppliers of products and services it consumes, of the most different segments, aiming at the diffusion and awareness about the vital importance of this matter.

At the Bank’s Social-environmental Responsibility website, www.bradesco.com.br/rsa, the Social-environmental Responsibility Corporate Policy is made available, defining the guidelines about the theme, increasing the visibility of the Organization’s actions towards sustainable development.

10.2 Fundação Bradesco

In the social area, the Organization is mainly focused on the educational and assistance work developed for more than 50 years by Fundação Bradesco, aimed at the education of low-income children, youngsters and adults. Through its own 40 schools set up in all Brazilian States and in the Federal District, Fundação Bradesco has already graduated and qualified more than 662 thousand students in Elementary School, High School Technical Professional Courses, Adult and Youngster Education Courses, and Initial and Continuing Education of Workers, in the country’s largest private program for investment in social education. This year, with a planned budget of R$189.851 million, Fundação Bradesco will provide free quality education to more than 108 thousand students, of whom over 50 thousand are elementary students and will also receive free food, medical and dental assistance, uniforms and school supplies.

10.3 Finasa Sports Program

Finasa Sports Program, promoted by Bradesco Organization, has as main purpose the development of children and adolescents by means of activities such as sports, education actions, health and well-being. It is one more demonstration of support of the Organization towards citizenship and social inclusion.

Structured in 52 volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city, it currently assists 3,000 girls from 9 to 18 years of age.

11. Human Resources

Bradesco Organization, recognizing in the value of performance and in the achieving potential of people the sustenance basis of its businesses, encourages the professional improvement of its staff, by means of training programs, aiming at their qualification to always provide clients an assistance of excellence, in addition to ensuring growth opportunity and professional development. Thus, in the first half of 2007, 1,028 courses were conducted, with 462,225 participations.

It is also worth pointing out that the assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 175,633 lives on June 30.

These are facts that consolidate the Management Policy of Human Resources as one of the priorities of the Organization.

12. Recognitions

Ranking – In the first half of 2007, we can highlight:

  Latin America’s most valuable brand in the financial sector, in the ranking prepared by the consulting firm Brand Finance and disclosed by América Economia magazine;

  Brazil’s most valuable brand, by the second consecutive year, in the ranking of Dinheiro/ BrandAnalytics. Bradesco Brand reached the value of US$3.710 billion, 49% more than the one recorded in the previous period;

  The Brazilian financial institution with the best placement in the ranking of Fortune magazine, reaching the 224th place in the general classification of the 500 largest companies of the world.

Rating – In the period, Standard & Poor's and Fitch Rating increased the risk rating in foreign currency of the Bank, placing it in the investment grade category.

13. Acknowledgments

All these facts shows Bradesco’s commitment to always offer high standard products and services. For the achievements and advances reached, we wish to thank our stockholders and clients for their support and trust and our employees for their dedicated and efficient work.

Cidade de Deus, August 3, 2007.
Board of Directors and Board of Executive Officers

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in the Stockholders’ Equity.

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2007		2006

	June	March	June

Current assets	226,260,443	224,020,139	179,631,456
Funds available (Note 6)	4,915,684	4,243,926	3,161,288
Interbank investments (Notes 3b and 7)	26,764,922	31,036,284	27,094,311
Investments in federal funds purchased and securities sold under agreements to repurchase	22,968,129	26,091,028	22,191,566
Interbank deposits	3,796,898	4,945,372	4,902,818
Allowance for losses	(105)	(116)	(73)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	89,682,980	85,476,758	57,596,911
Own portfolio	71,854,299	69,411,110	55,189,516
Subject to repurchase agreements	7,823,704	8,208,182	224,671
Derivative financial instruments	1,982,501	819,772	477,785
Restricted deposits – Brazilian Central Bank	5,279,051	5,022,477	681,478
Subject to collateral provided	2,741,169	2,013,010	1,023,461
Securities purpose of unrestricted purchase and sale commitments	2,256	2,207	–
Interbank accounts	19,714,577	19,166,315	17,660,635
Unsettled receipts and payments	394,194	568,738	649,614
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	19,277,486	18,544,346	16,948,478
– National treasury – rural credit	578	578	578
– SFH	9,793	6,585	9,433
Interbank onlendings	2,940	3,131	–
Correspondent banks	29,586	42,937	52,532
Interdepartmental accounts	138,761	72,984	160,420
Internal transfer of funds	138,761	72,984	160,420
Loan operations (Notes 3e, 10 and 32b)	57,272,937	55,249,979	49,459,243
Loan operations:
– Public sector	64,870	77,381	201,031
– Private sector	62,128,091	59,892,881	53,320,302
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(4,920,024)	(4,720,283)	(4,062,090)
Leasing operations (Notes 2, 3e, 10 and 32b)	2,144,310	1,892,563	1,483,979
Leasing receivables:
– Public sector	31,212	50,802	40,527
– Private sector	4,033,882	3,622,250	2,936,284
Leasing receivables	(1,833,416)	(1,697,415)	(1,431,106)
Provision for leasing losses (Notes 3e, 10f, 10g and 10h)	(87,368)	(83,074)	(61,726)
Other receivables	24,208,600	25,551,218	21,821,491
Receivables on sureties and guarantees honored (Note 10a-2)	1,055	2,054	15
Foreign exchange portfolio (Note 11a)	12,047,077	13,620,180	10,123,315
Receivables	204,707	206,353	174,639
Negotiation and intermediation of amounts	151,994	498,939	1,629,657
Insurance premiums receivable	1,240,568	1,093,530	1,123,600
Sundry (Note 11b)	10,642,064	10,223,800	8,901,473
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(78,865)	(93,638)	(131,208)
Other assets (Note 12)	1,417,672	1,330,112	1,193,178
Other assets	366,972	381,913	386,611
Provision for devaluations	(181,473)	(188,520)	(190,327)
Prepaid Expenses (Note 3g and 12b)	1,232,173	1,136,719	996,894
Long-term receivables	60,809,545	54,366,773	47,525,221
Interbank investments (Notes 3b and 7)	629,360	564,972	475,085
Investments in federal funds purchased and securities sold under agreements to repurchase	48,633	–	8,167
Interbank deposits	580,727	564,972	466,918
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	13,894,407	12,056,872	12,785,237

Assets	2007		2006

	June	March	June

Own portfolio	8,300,016	8,156,984	9,314,152
Subject to repurchase agreements	3,032,212	1,735,107	1,393,101
Derivative financial instruments	459,596	205,487	17,661
Restricted deposits – Brazilian Central Bank	1,049,011	1,846,509	657,612
Privatization currencies	89,729	80,100	69,985
Subject to collateral provided	963,843	32,685	1,332,726
Interbank accounts	403,446	401,057	390,869
Restricted credits: (Note 9)
– SFH	403,446	401,057	390,869
Loan operations (Notes 3e, 10 and 32b)	32,735,751	29,247,872	24,171,593
Loan operations:
– Public sector	786,274	741,341	702,976
– Private sector	33,789,728	30,286,068	24,969,308
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(1,840,251)	(1,779,537)	(1,500,691)
Leasing operations (Notes 2, 3e, 10 and 32b)	2,518,251	2,045,399	1,563,317
Leasing receivables:
– Public sector	108,044	95,258	118,140
– Private sector	4,602,352	3,906,087	3,110,423
Unearned income from leasing	(2,094,024)	(1,863,372)	(1,596,524)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(98,121)	(92,574)	(68,722)
Other assets	9,913,635	9,377,486	7,587,056
Receivables	1,727	1,493	1,623
Negotiation and intermediation of amounts	361,751	252,528	64,702
Sundry (Note 11b)	9,558,032	9,129,244	7,529,492
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(7,875)	(5,779)	(8,761)
Other assets (Note 12)	714,695	673,115	552,064
Other assets	7,956	7,959	8,153
Provision for devaluations	(1,043)	(1,043)	(1,547)
Prepaid expenses (Note 3g and 12b)	707,782	666,199	545,458
Permanent assets	3,498,204	3,557,375	5,778,429
Investments (Notes 3h, 13 and 32b)	585,130	661,698	1,044,832
Ownership in affiliated companies:
– Local	426,954	410,413	430,923
Other investments	518,256	610,409	1,014,284
Allowance for losses	(360,080)	(359,124)	(400,375)
Property, plant and equipment in use (Notes 3i and 14)	2,187,522	2,215,976	2,075,400
Buildings in use	1,046,863	1,061,150	1,104,263
Other property, plant and equipment in use	4,149,052	4,239,812	3,939,088
Accumulated depreciation	(3,008,393)	(3,084,986)	(2,967,951)
Leased assets (Note 14)	28,162	17,864	15,911
Leased assets	40,468	28,561	31,872
Accumulated depreciation	(12,306)	(10,697)	(15,961)
Deferred charges (Notes 2, 3j and 15)	697,390	661,837	2,642,286
Organization and expansion costs	1,682,630	1,612,739	1,471,572
Accumulated amortization	(985,240)	(950,902)	(883,907)
Goodwill on acquisition of subsidiaries, net of amortization (Note 15a)	–	–	2,054,621
Total	290,568,192	281,944,287	232,935,106

The Notes are an integral part of the Financial Statements.

Liabilities	2007		2006

	June	March	June

Current liabilities	176,484,612	175,057,686	135,925,698
Deposits (Notes 3k and 16a)	60,920,925	61,807,134	54,965,814
Demand deposits	21,019,183	20,115,520	16,645,884
Savings deposits	28,405,401	27,608,759	24,834,740
Interbank deposits	230,980	157,625	162,763
Time deposits (Note 32b)	10,679,982	13,331,940	13,044,998
Other deposits	585,379	593,290	277,429
Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	35,828,113	33,729,568	17,511,529
Own portfolio	14,425,417	12,180,278	2,392,521
Third-party portfolio	19,350,502	20,077,321	14,541,625
Unrestricted portfolio	2,052,194	1,471,969	577,383
Issuance of securities (Notes 16c and 32b)	2,346,765	2,051,628	1,830,993
Exchange acceptances	1,907	–	–
Mortgage notes	871,072	876,212	838,006
Debentures	49,154	131,533	62,959
Securities issued abroad	1,424,632	1,043,883	930,028
Interbank accounts	164,646	181,618	192,729
Correspondent banks	164,646	181,618	192,729
Interdepartmental accounts	1,761,699	1,768,224	1,769,833
Third-party funds in transit	1,761,699	1,768,224	1,769,833
Borrowings (Notes 17a and 32b)	6,273,999	6,707,311	5,142,662
Local borrowings – official institutions	211	334	320
Local borrowings – other institutions	349	345	21,700
Borrowings abroad	6,273,439	6,706,632	5,120,642
Local onlendings – official institutions (Notes 17b and 32b)	5,417,227	5,251,834	3,891,582
National treasury	33,550	79,705	17,535
BNDES	3,094,530	2,975,199	1,835,986
CEF	12,264	10,850	9,368
Finame	2,276,222	2,185,270	2,027,855
Other institutions	661	810	838
Foreign onlendings (Notes 17b and 32b)	5,513	10,045	182
Foreign onlendings	5,513	10,045	182
Derivative financial instruments (Notes 3d and 32)	1,987,392	815,447	394,764
Derivative financial instruments	1,987,392	815,447	394,764
Technical Provision for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	40,000,201	39,964,734	31,874,874
Other liabilities	21,778,132	22,770,143	18,350,736
Collection and collection of taxes and other contributions	1,566,436	1,994,968	1,413,591
Foreign exchange portfolio (Note 11a)	6,405,313	8,416,047	4,678,807
Social and statutory payables	1,311,757	634,250	1,105,747
Fiscal and social security (Note 20a)	2,346,141	2,001,568	2,115,936
Negotiation and intermediation of amounts	142,051	378,536	1,650,679
Financial and development funds	1,137	1,235	1,618
Subordinated debts (Notes 19 and 32b)	55,113	107,294	63,492
Sundry (Note 20b)	9,950,184	9,236,245	7,320,866
Long-term liabilities	86,333,196	80,633,005	75,335,389
Deposits (Notes 3k and 16a)	21,679,693	22,354,762	23,390,007
Time deposits (Note 32b)	21,679,693	22,354,762	23,390,007

Liabilities	2007		2006

	June	March	June

Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	17,927,833	17,171,854	11,746,125
Own portfolio	17,927,833	17,171,854	11,746,125
Funds from issuance of securities (Notes 16c and 32b)	4,298,383	3,827,310	4,370,047
Exchange acceptances	5,020	–	–
Mortgage notes	4,082	2,902	7,227
Debentures	2,552,100	2,552,100	2,552,100
Securities issued abroad	1,737,181	1,272,308	1,810,720
Borrowings (Notes 17a and 32b)	265,969	250,043	359,365
Local borrowings – official institutions	405	362	614
Borrowings abroad	265,564	249,681	358,751
Local onlendings – official institutions (Notes 17b and 32b)	7,202,307	6,415,304	6,091,661
BNDES	2,923,731	2,348,103	2,839,220
CEF	71,987	62,853	55,382
Finame	4,205,641	4,003,371	3,195,498
Other institutions	948	977	1,561
Derivative financial instruments (Notes 3d and 32)	136,796	40,084	1,780
Derivative financial instruments	136,796	40,084	1,780
Technical Provision for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	12,899,313	10,687,767	12,071,664
Other liabilities	21,922,902	19,885,881	17,304,740
Social and statutory	138	–	–
Fiscal and social security (Note 20a)	7,278,559	6,393,057	5,119,734
Negotiation and intermediation of amounts	7,258	17,417	–
Subordinated debts (Notes 19 and 32b)	13,147,870	12,039,661	10,839,720
Sundry (Note 20b)	1,489,077	1,435,746	1,345,286
Future taxable income	173,303	163,978	158,274
Future taxable income	173,303	163,978	158,274
Minority interest in subsidiaries (Note 22)	62,557	60,963	55,055
Stockholders' equity (Note 23)	27,514,524	26,028,655	21,460,690
Capital:
– Local residents	16,756,490	16,691,642	11,991,527
– Foreign residents	1,243,510	1,308,358	1,008,473
Capital reserves	55,459	55,178	36,456
Profit reserves	7,596,750	6,091,423	7,877,422
Mark-to-market adjustment – TVM and derivatives	1,937,589	1,948,731	585,572
Treasury stock (Notes 23e and 32b)	(75,274)	(66,677)	(38,760)
Stockholders' equity managed by parent company	27,577,081	26,089,618	21,515,745
Total	290,568,192	281,944,287	232,935,106

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Revenues from financial intermediation	10,531,395	9,525,111	20,056,506	18,770,521
Loan operations (Note 10j)	4,994,278	4,936,359	9,930,637	9,684,280
Leasing operations (Note 10j)	192,700	191,817	384,517	285,372
Operations with securities (Note 8f)	1,779,613	1,481,724	3,261,337	2,580,223
Financial income on insurance, private pension plans and certificated savings
plans (Note 8f)	2,001,085	1,685,144	3,686,229	3,455,379
Derivative financial instruments (Note 8f)	1,105,847	764,642	1,870,489	1,624,110
Foreign exchange transactions (Note 11a)	143,305	149,264	292,569	464,039
Compulsory deposits (Note 9b)	314,567	316,161	630,728	677,118
Expenses from financial intermediation	5,516,782	5,454,164	10,970,946	10,604,017
Market funding operations (Note 16e)	2,731,654	2,884,640	5,616,294	5,552,770
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,096,964	1,043,589	2,140,553	1,958,429
Borrowings and onlendings (Note 17c)	341,203	364,583	705,786	1,034,537
Leasing operations (Note 10j)	2,997	1,691	4,688	3,853
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,343,964	1,159,661	2,503,625	2,054,428

Gross income from financial intermediation	5,014,613	4,070,947	9,085,560	8,166,504

Other operating income (expenses)	(2,243,503)	(1,604,525)	(3,848,028)	(3,578,969)
Fee and commission income (Note 24)	2,608,536	2,559,188	5,167,724	4,131,283
Insurance, private pension plans and certificated savings plans retained
premiums (Notes 3l and 21d)	3,842,668	3,605,971	7,448,639	6,745,640
Net premiums issued	5,054,748	4,801,108	9,855,856	8,645,715
Reinsurance premiums and redeemed premiums	(1,212,080)	(1,195,137)	(2,407,217)	(1,900,075)
Variation in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(1,097,267)	(663,215)	(1,760,482)	(1,044,904)
Retained claims (Note 3l)	(1,503,530)	(1,427,886)	(2,931,416)	(2,985,398)
Certificated savings plans draws and redemptions (Note 3l)	(352,506)	(301,043)	(653,549)	(572,697)
Insurance, private pension plans and certificated savings plans selling
expenses (Note 3l)	(261,961)	(259,833)	(521,794)	(494,145)
Private pension plans benefits and redemptions expenses (Note 3l)	(512,070)	(712,564)	(1,224,634)	(1,293,554)
Personnel expenses (Note 25)	(1,649,408)	(1,459,826)	(3,109,234)	(2,887,674)
Other administrative expenses (Note 26)	(1,644,146)	(1,539,500)	(3,183,646)	(2,691,799)
Tax expenses (Note 27)	(619,023)	(611,904)	(1,230,927)	(1,077,572)
Equity in the earnings of affiliated companies (Note 13c)	4,505	11,589	16,094	34,480
Other operating income (Note 28)	298,938	337,274	636,212	570,866
Other operating expenses (Note 29)	(1,176,765)	(1,142,776)	(2,319,541)	(2,013,495)
Full goodwill amortization (Note 15a)	(181,474)	–	(181,474)	–
Operating income	2,771,110	2,466,422	5,237,532	4,587,535
Non-operating income (Note 30)	603,338	(2,714)	600,624	(20,496)
Income before taxes on profit and interest	3,374,448	2,463,708	5,838,156	4,567,039
Taxes on income (Notes 34a and 34b)	(1,071,693)	(755,324)	(1,827,017)	(1,429,620)
Minority interest in subsidiaries	(1,450)	(3,067)	(4,517)	(5,034)
Net income	2,301,305	1,705,317	4,006,622	3,132,385

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from theoriginal in Portuguese)

Events	Restated Paid-up Capital	Capital Reserves		Profit Reserves		Mark-to-Market Adjustment – TVM and Derivatives		Treasury Stocks	Retained Earnings	Totals

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Affiliated and Subsidiary Companies

Balances as of 12.31.2005	13,000,000	2,103	33,929	1,034,889	4,860,325	(71,097)	579,056	(29,931)	–	19,409,274

Restatement of exchange membership certificates	–	–	424	–	–	–	–	–	–	424
Acquisition of treasury stocks	–	–	–	–	–	–	–	(11,406)	–	(11,406)
Cancellation of treasury stocks	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(36,974)	114,587	–	–	77,613
Net income	–	–	–	–	–	–	–	–	3,132,385	3,132,385
Allocations: – Reserves	–	–	–	156,620	1,828,165	–	–	–	(1,984,785)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,147,600)	(1,147,600)

Balances as of 6.30.2006	13,000,000	2,103	34,353	1,191,509	6,685,913	(108,071)	693,643	(38,760)	–	21,460,690

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase with reserves	3,800,000	–	–	–	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	173	–	–	–	–	–	–	173
Acquisition of treasury stocks	–	–	–	–	–	–	–	(16,267)	–	(16,267)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	3,971	300,099	–	–	304,070
Net income	–	–	–	–	–	–	–	–	1,705,317	1,705,317
Allocations: – Reserves	–	–	–	85,266	1,019,051	–	–	–	(1,104,317)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(601,000)	(601,000)

Balances as of 3.31.2007	18,000,000	2,103	53,075	1,372,858	4,718,565	16,733	1,931,998	(66,677)	–	26,028,655

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase with reserves	3,800,000	–	–	–	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	454	–	–	–	–	–	–	454
Acquisition of treasury stocks	–	–	–	–	–	–	–	(24,864)	–	(24,864)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(22,872)	315,800	–	–	292,928
Net income	–	–	–	–	–	–	–	–	4,006,622	4,006,622
Allocations: – Reserves	–	–	–	200,331	2,409,313	–	–	–	(2,609,644)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,075,000)	(1,075,000)
– Proposed dividends	–	–	–	–	–	–	–	–	(321,978)	(321,978)

Balances as of 6.30.2007	18,000,000	2,103	53,356	1,487,923	6,108,827	(10,110)	1,947,699	(75,274)	–	27,514,524

The Notes are an integral part of the Financial Statements.

		2007			2006

		2nd Quarter	1st Quarter	1st Half	1st Half

Financial resources were provided by		16,824,688	17,977,825	29,155,551	27,511,497
Net income		2,301,305	1,705,317	4,006,622	3,132,385
Adjustments to net income		328,320	138,263	466,583	674,568
Depreciation and amortization		133,500	132,818	266,318	222,521
Goodwill amortization		181,474	–	181,474	433,502
Provision (reversal) for interbank investment losses and investments		945	233	1,178	50,451
Equity in the earnings of affiliated companies		(4,505)	(11,589)	(16,094)	(34,480)
Other		16,906	16,801	33,707	2,574
Change in future taxable income		9,325	(16,482)	(7,157)	106,142
Change in minority interest		1,594	3,523	5,117	(3,004)
Mark-to-market adjustment – securities available for sale		(11,142)	304,070	292,928	77,613
Third parties' funds provided by:
– Increase in liabilities sub-items		8,711,818	15,475,067	23,913,230	23,292,379
Deposits		–	256,683	–	2,950,179
Federal funds purchased and securities sold under agreements to repurchase		2,854,524	3,225,989	6,080,513	4,618,770
Funds from issuance of securities		766,210	242,659	1,008,869	–
Interbank accounts		–	175,804	158,832	53,536
Borrowings and onlendings		530,478	1,215,492	1,745,970	–
Derivative financial instruments		1,268,657	336,527	1,605,184	158,071
Technical provisions for insurance, private pension plans and certificated
savings plans		2,247,013	1,523,287	3,770,300	3,083,983
Other liabilities		1,044,936	8,498,626	9,543,562	12,427,840
– Decrease in assets sub-items		5,160,492	277,122	64,307	12,411
Interbank investments		4,206,985	–	–	–
Interdepartmental accounts		–	113,354	47,577	12,411
Insurance premiums receivable		–	163,768	16,730	–
Other receivables		953,507	–	–	–
– Sale (write-off) of assets and investments		319,886	84,780	404,666	168,236
Non-operating assets		48,195	31,855	80,050	92,086
Property, plant and equipment in use and leased assets		165,270	5,524	170,794	9,138
Investments		105,309	47,029	152,338	37,180
Sale (write-off) of deferred charges		1,112	372	1,484	29,832
– Interest on own capital and dividends received and/or provisioned from
affiliated companies		3,090	6,165	9,255	50,767
Financial resources were used for		16,152,930	18,495,871	29,001,839	27,713,250
Interest on own capital and dividends paid and/or provisioned		795,978	601,000	1,396,978	1,147,600
Stock buyback		8,597	16,267	24,864	11,406
Capital expenditures in		503,208	247,514	750,722	546,717
Non-operating assets		41,609	51,218	92,827	109,459
Property, plant and equipment in use and leased assets		252,723	188,175	440,898	293,361
Investments		208,876	8,121	216,997	143,897
Deferred charges		79,949	64,043	143,992	1,779,848
Increase in assets sub-items		13,180,423	17,109,560	24,916,676	23,016,124
Interbank investments		–	5,611,194	1,404,209	2,562,999
Securities and derivative financial instruments		6,043,757	283,628	6,327,385	5,919,332
Interbank accounts		550,651	442,566	993,217	1,129,339
Interdepartmental accounts		65,777	–	–	–
Loan operations		5,510,837	4,782,882	10,293,719	5,302,034
Leasing operations		724,599	186,404	911,003	635,997
Other receivables		–	5,790,255	4,836,748	7,251,936
Insurance premiums receivable		147,038	–	–	50,598
Other assets		137,764	12,631	150,395	163,889
Decrease in liabilities sub-items		1,584,775	457,487	1,768,607	1,211,555
Deposits		1,561,278	–	1,304,595	–
Funds from issuance of securities		–	–	–	2,846
Interbank accounts		16,972	–	–	–
Interdepartmental accounts		6,525	457,487	464,012	131,080
Borrowings and onlendings		–	–	–	1,077,629
Increase/(decrease) in funds available		671,758	(518,046)	153,712	(201,753)

Changes in financial position	At the beginning of the period At the end of the period Increase/(decrease) in funds available	4,243,926	4,761,972	4,761,972	3,363,041
		4,915,684	4,243,926	4,915,684	3,161,288
		671,758	(518,046)	153,712	(201,753)

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

		2007			2006

		2nd Quarter	1st Quarter	1st Half	1st Half

	Operating activities:

	Net income	2,301,305	1,705,317	4,006,622	3,132,385

	Adjustments to reconcile net income to net funds from (used in) operating activities	1,672,284	1,297,924	2,970,208	2,728,996
	Allowance for doubtful accounts	1,343,964	1,159,661	2,503,625	2,054,428
	Provision (reversal of) for losses on interbank investments and investments	945	233	1,178	50,451
	Depreciation and amortization	133,500	132,818	266,318	222,521
	Goodwill amortization	181,474	–	181,474	433,502
	Equity in the earnings of affiliated companies	(4,505)	(11,589)	(16,094)	(34,480)
	Other	16,906	16,801	33,707	2,574

	Adjusted net income	3,973,589	3,003,241	6,976,830	5,861,381

	Change in assets and liabilities	(5,151,491)	(7,945,612)	(13,097,103)	(12,962,331)
	Decrease (increase) in interbank investments	4,206,985	(5,611,194)	(1,404,209)	(2,562,999)
	Decrease (increase) in securities and derivative financial instruments	(4,775,100)	52,899	(4,722,201)	(5,761,260)
	Decrease (increase) in interbank accounts	165,517	(387,122)	(221,605)	(572,191)
	Decrease (increase) in interdepartmental accounts	(72,302)	(344,133)	(416,435)	(118,669)
	Decrease (increase) in loan operations	(5,762,513)	(4,897,553)	(10,660,066)	(6,066,031)
	Decrease (increase) in leasing operations	(734,440)	(202,212)	(936,652)	(659,386)
	Decrease (increase) in insurance premiums receivable	(147,038)	163,768	16,730	(50,598)
	Decrease (increase) in other receivables	966,184	(5,788,623)	(4,822,439)	(7,237,535)
	Decrease (increase) in other assets	(137,764)	(12,631)	(150,395)	(163,889)
	Amounts written-off against the allowance for doubtful accounts	(1,095,124)	(1,030,814)	(2,125,938)	(1,281,444)
	Increase (decrease) in technical provisions for insurance, private pension plans and certificated savings plans	2,247,013	1,523,287	3,770,300	3,083,983
	Increase (decrease) in other liabilities	(11,092)	8,301,128	8,290,036	8,243,933
	Increase (decrease) in future taxable income	9,325	(16,482)	(7,157)	106,142
	Mark-to-market adjustment – securities available for sale	(11,142)	304,070	292,928	77,613

	Net cash provided by (used in) operating activities	(1,177,902)	(4,942,371)	(6,120,273)	(7,100,950)

	Investment activities:
	Decrease (increase) in compulsory deposits – Brazilian Central Bank	(733,140)	120,360	(612,780)	(503,612)
	Sale of non-operating assets	48,195	31,855	80,050	92,086
	Sale of investments	105,309	47,029	152,338	37,180
	Sale of property, plant and equipment in use and leased assets	165,270	5,524	170,794	9,138
	Decrease in deferred charges	1,112	372	1,484	29,832
	Acquisition of non-operating assets	(41,609)	(51,218)	(92,827)	(109,459)
	Acquisition of investments	(208,876)	(8,121)	(216,997)	(143,897)
	Acquisition of property, plant and equipment in use and leased assets	(252,723)	(188,175)	(440,898)	(293,361)
	Deferred charges	(79,949)	(64,043)	(143,992)	(1,779,848)
	Interest on own capital/dividends received and/or provisioned from affiliated companies	3,090	6,165	9,255	50,767
	Net cash provided by (used in) investing activities	(993,321)	(100,252)	(1,093,573)	(2,611,174)

	Financing activities:
	Increase (decrease) in deposits	(1,561,278)	256,683	(1,304,595)	2,950,179
	Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	2,854,524	3,225,989	6,080,513	4,618,770
	Increase (decrease) in funds from issuance of securities	766,210	242,659	1,008,869	(2,846)
	Increase (decrease) in borrowings and onlendings	530,478	1,215,492	1,745,970	(1,077,629)
	Subordinated debt	1,056,028	197,498	1,253,526	4,183,907
	Interest on own capital and dividends paid and/or provisioned	(795,978)	(601,000)	(1,396,978)	(1,147,600)
	Stock buyback	(8,597)	(16,267)	(24,864)	(11,406)
	Variation in minority interest	1,594	3,523	5,117	(3,004)

	Net cash provided by (used in) financing activities	2,842,981	4,524,577	7,367,558	9,510,371

	Increase/(decrease) in funds available, net	671,758	(518,046)	153,712	(201,753)

Changes in funds	At the beginning of the period	4,243,926	4,761,972	4,761,972	3,363,041
available, net	At the end of the period	4,915,684	4,243,926	4,915,684	3,161,288
	Increase/(decrease) in funds available, net	671,758	(518,046)	153,712	(201,753)

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

	2007						2006

	2nd Quarter		1st Quarter		1st Half		1st Half

	R$	%	R$	%	R$	%	R$	%

Value added breakdown

Gross income from financial
intermediation	5,014,613	88.9	4,070,947	89.8	9,085,560	89.3	8,166,504	95.8
Fee and commission income	2,608,536	46.2	2,559,188	56.5	5,167,724	50.8	4,131,283	48.4
Other operating income/expenses	(1,981,720)	(35.1)	(2,097,764)	(46.3)	(4,079,484)	(40.1)	(3,770,536)	(44.2)
Total	5,641,429	100.0	4,532,371	100.0	10,173,800	100.0	8,527,251	100.0

Value added distribution

Employees	1,444,119	25.6	1,278,113	28.2	2,722,232	26.8	2,531,176	29.7
Remuneration	783,909	13.9	723,206	16.0	1,507,115	14.8	1,393,795	16.4
Benefits	324,081	5.8	315,053	6.9	639,134	6.3	600,696	7.0
FGTS	80,593	1.4	77,494	1.7	158,087	1.6	148,930	1.7
Other charges	255,536	4.5	162,360	3.6	417,896	4.1	387,755	4.6

Government	1,896,005	33.6	1,548,941	34.2	3,444,946	33.9	2,863,690	33.6
Tax expenses	619,023	11.0	611,904	13.5	1,230,927	12.1	1,077,572	12.6
Taxes on income	1,071,693	19.0	755,324	16.7	1,827,017	18.0	1,429,620	16.8
INSS	205,289	3.6	181,713	4.0	387,002	3.8	356,498	4.2

Interest on own capital/dividends
paid and/or provisioned	795,978	14.1	601,000	13.2	1,396,978	13.7	1,147,600	13.5

Profit reinvestment	1,505,327	26.7	1,104,317	24.4	2,609,644	25.6	1,984,785	23.2

Total	5,641,429	100.0	4,532,371	100.0	10,173,800	100.0	8,527,251	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Consolidated Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Index
1) Operations	237
2) Presentation of the Financial Statement	237
3) Significant Accounting Policies	239
4) Information for Comparison Purposes	243
5) Adjusted Balance Sheet and Statement of Income by Business Segment	243
6) Funds Available	245
7) Interbank Investments	245
8) Securities and Derivative Financial Instruments	246
9) Interbank Accounts – Restricted Deposits	255
10) Loan Operations	255
11) Other Receivables	264
12) Other Assets	265
13) Investments	266
14) Property, Plant and Equipment in Use and Leased Assets	268
15) Deferred Charges	268
16) Deposits, Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities	269
17) Borrowings and Onlendings	272
18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security	273
19) Subordinated Debt	275
20) Other Liabilities	275
21) Insurance, Private Pension Plans and Certificated Savings Plans Operations	276
22) Minority Interest in Subsidiaries	278
23) Stockholders’ Equity (Parent Company)	278
24) Fee and Commission Income	281
25) Personnel Expenses	281
26) Other Administrative Expenses	282
27) Tax Expenses	282
28) Other Operating Income	282
29) Other Operating Expenses	282
30) Non-Operating Income	283
31) Transactions with Parent Companies (Direct and Indirect)	283
32) Financial Instruments	283
33) Employee Benefits	288
34) Taxes on Income	289
35) Other Information	291

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, on January 23, 2007, Bradesco executed with controlling stockholders of Banco BMC S.A. (BMC) “Private Instrument for Commitment of Merger of Stocks and Other Covenants”, for the acquisition of BMC and its subsidiaries BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. The operation comprises the transfer to Bradesco of 100% of the stocks representing BMC’s capital stock. The payment will be by delivering to BMC’s stockholders stocks issued by Bradesco corresponding to approximately 0.94% of its capital stock, which will be increased by R$800 million. The merger will provide Bradesco with an increasing platform in the fastest-growing sector of the Brazil consumer financing market, as well as with a strengthened presence in the financing of SMEs. The operation was ratified by the Brazilian Central Bank (Bacen) on August 1, 2007, thus it did not impact the current financial statements.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, deducted from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments was presented in deferred assets until June 30, 2006, and was fully amortized in 3Q06. Goodwill calculated in acquisitions after this date has been fully amortized in the periods in which the investments acquisition occurred (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2007		2006

		June 30	March 31	June 30

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loans and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Bankpar S.A. (2) (3) (4)	Banking	100.00%	100.00%	99.99%
Banco Bradesco BBI S.A.	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (5) (6)	Banking	–	–	99.54%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (6)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A. (2) (4) (7)	Leasing	100.00%	100.00%	99.99%
Bankpar Banco Múltiplo S.A. (2) (4) (8)	Banking	100.00%	100.00%	99.99%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
Bram – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento – Visanet (1) (9)
(10) (11)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (12)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (1) (9) (10)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A.	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (1) (10) (13)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (9) (10)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda. (14)	Holding	100.00%	100.00%	100.00%
Bankpar Participações Ltda. (2) (15)	Holding	–	–	99.99%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações Ltda. (16)	Holding	99.98%	99.98%	99.98%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (1) (9) (10)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (9)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda. (17) (18)	Holding	99.88%	99.88%	100.00%
Scopus Tecnologia Ltda.	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (9) (19)	Services Provision	8.36%	26.41%	26.41%
Tempo Serviços Ltda. (2) (20)	Services Provision	99.99%	99.99%	99.99%
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1)	Companies whose audit services in 2006 were carried out by other independent auditors;
(2)	Company acquired in June 2006;
(3)	Current name of Banco American Express S.A.;
(4)	Interest increase due to the transfer of interest to Banco Bradesco S.A., owing to the capital reduction of Tempo Serviços Ltda, in February 2007;
(5)	Company became wholly-owned subsidiary in the 3rd quarter of 2006;
(6)	Company was merged by Alvorada Cartões, Crédito, Financiamento e Investimento S.A. in November 2006;
(7)	Current name of Inter American Express Arrendamento Mercantil S.A.;
(8)	Current name of American Express Bank (Brazil) Banco Múltiplo S.A.;

(9)	Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(10)	Companies whose audit/review services in 2007 were carried out by other independent auditors;
(11)	The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(12)	The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(13)	Company considered subsidiary in view of equity interest of 51% in the voting capital;
(14)	Current name of Átria Participações S.A.;
(15)	Company merged by Tempo Serviços Ltda, in January 2007;
(16)	Current name of Bradesplan Participações S.A.;
(17)	Interest decrease due to the sale of the investment to Banco Alvorada S.A.;
(18)	Current name of Nova Paiol Participações S.A.;
(19)	Equity interest decrease due to the partial investment sale in June 2007; and
(20)	Current name of American Express do Brasil Tempo Ltda.

Supplementary Information to Financial Statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by the accounting practices adopted in Brazil and by Bacen, which have been prepared in conformity with the structure set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there are intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market value, with the mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over, at least, a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, pursuant to CMN Resolution no. 2,682, the operation may be reclassified to a lower risk category.

The allowance for doubtful accounts is calculated in an amount sufficient to cover probable losses and takes into consideration Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and Social security”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the management.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad and advertising expenses, as described in Note 12 b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to corresponding assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when corresponding assets and rights are no longer part of the institution’s assets or the expected future benefits can not be realized.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (Cetip) and the Mercantile and Futures Exchange (BM&F) are evaluated and adjusted at their unaudited book values, informed by the corresponding exchanges as counterentry to the account highlighted in the stockholders’ equity, and fiscal incentives and other investments are recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiary companies and shared control subsidiaries, based on future profitability expectation, with an amortization of 10% to 20% per annum, was recorded in deferred assets, until June 30, 2006. Goodwill as of June 30, 2006 was reviewed by the Management Bodies and was fully amortized in 3Q06, as well as goodwill calculated in 1H07, as mentioned in Note 15a.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution no. 162/2006.

• Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date.The provision is monetarily restated and includes all the claims under litigation.

– “Other provisions” refers to 59-year-old or over insurance policy holders owning individual health insurance plans sold after Law 9,656/98, for remission benefits, and to offset the difference between the amounts resulting from applying to the monthly fees of the “individual plan” insurance the restatements authorized by the ANS annually, and those calculated based on the sector’s price restatement, which burden the average amount of the indemnified events.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is calculated on nominal amounts of certificated savings plans and monetarily restated, when applicable, based on Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

• Contingent Assets: they are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: they are established taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

There were no reclassifications or other material information in the period which may affect the comparison with the financial statements on June 30, 2007.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

a) Balance sheet

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	206,234,863	21,249,962	65,893,634	20,136	1,153,227	(7,481,834)	287,069,988
Funds available	4,773,629	103,143	98,622	2,234	24,034	(85,978)	4,915,684
Interbank investments	26,186,616	1,265,729	–	–	–	(58,063)	27,394,282
Securities and derivative financial instruments	34,705,508	7,495,293	61,824,443	16,101	772,573	(1,236,531)	103,577,387
Interbank and interdepartmental accounts	20,246,391	10,393	–	–	–	–	20,256,784
Loan and leasing operations	86,888,184	11,820,566	–	–	–	(4,037,501)	94,671,249
Other receivables and other assets	33,434,535	554,838	3,970,569	1,801	356,620	(2,063,761)	36,254,602
Permanent assets	20,271,741	3,889	1,058,578	30	159,365	(17,995,399)	3,498,204
Investments	17,798,594	–	763,736	–	18,199	(17,995,399)	585,130
Property, plant and equipment in use and leased assets	1,830,633	3,756	241,398	30	139,867	–	2,215,684
Deferred charges	642,514	133	53,444	–	1,299	–	697,390
Total on June 30, 2007	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Liabilities
Current and long-term liabilities	198,812,448	12,633,132	58,455,626	8,757	389,679	(7,481,834)	262,817,808
Deposits	80,465,471	2,280,292	–	–	–	(145,145)	82,600,618
Federal funds purchased and securities sold under agreements to repurchase	51,854,373	2,181,046	–	–	–	(279,473)	53,755,946
Funds from issuance of securities	4,651,791	3,161,814	–	–	–	(1,168,457)	6,645,148
Interbank and interdepartmental accounts	1,922,448	3,897	–	–	–	–	1,926,345
Borrowings and onlendings	21,239,926	1,749,738	5	–	344	(3,824,998)	19,165,015
Derivative financial instruments	2,090,265	33,877	–	–	46	–	2,124,188
Technical provisions for insurance, private pension plans and
certificated savings plans	–	–	52,890,987	8,527	–	–	52,899,514
Other liabilities:
– Subordinated debt	10,505,955	2,697,028	–	–	–	–	13,202,983
– Other	26,082,219	525,440	5,564,634	230	389,289	(2,063,761)	30,498,051
Future taxable income	173,303	–	–	–	–	–	173,303
Stockholders’ equity/minority interest in subsidiaries	6,329	8,620,719	8,496,586	11,409	922,913	(17,995,399)	62,557
Stockholders’ equity, parent company	27,514,524	–	–	–	–	–	24,514,524
Total on June 30, 2007	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	15,792,088	683,845	3,717,087	1,312	45,460	(183,286)	20,056,506
Expenses from financial intermediation	8,545,179	467,930	2,140,553	–	1,719	(184,435)	10,970,946
Gross income from financial intermediation	7,246,909	215,915	1,576,534	1,312	43,741	1,149	9,085,560
Other operating income (expenses)	(4,044,687)	(21,254)	157,205	846	61,011	(1,149)	(3,848,028)
Operating income	3,202,222	194,661	1,733,739	2,158	104,752	–	5,237,532
Non-operating income	601,620	(7,223)	7,123	21	(917)	–	600,624
Income before taxes on profit and interests	3,803,842	187,438	1,740,862	2,179	103,835	–	5,838,156
Taxes on income	(1,271,380)	(2,310)	(512,427)	(47)	(40,853)	–	(1,827,017)
Minority interest in consolidated subsidiaries	(577)	–	(3,759)	–	(181)	–	(4,517)
Net income in the 1st half of 2007	2,531,885	185,128	1,224,676	2,132	62,801	–	4,006,622
Net income in the 2nd quarter of 2007	1,468,183	106,305	696,579	1,241	28,997	–	2,301,305
Net income in the 1st quarter of 2007	1,063,702	78,823	528,097	891	33,804	–	1,705,317
Net income (loss) in the 1st half of 2006	1,901,548	132,458	1,042,333	(729)	56,775	–	3,132,385

(1)	The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card management and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies, whose financial information is adapted to the accounting policies of the parent company; and

(4)	Amounts eliminated among companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

	R$ thousand

	2007		2006

	June 30	March 31	June 30

Local currency	4,619,633	4,030,210	2,737,930
Foreign currency	296,005	213,668	423,313
Investments in gold	46	48	45
Total	4,915,684	4,243,926	3,161,288

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Investments in the open market:
Own portfolio position	447,828	1,104,891	–	48,633	1,601,352	2,519,899	7,076,674
• Financial treasury bills	147,165	–	–	–	147,165	246,822	114,806
• National treasury notes	23,082	206,363	–	–	229,445	852,514	414,787
• National treasury bills	179,829	779,104	–	–	958,933	1,420,563	6,489,511
• Other	97,752	119,424	–	48,633	265,809	–	57,570
Third-party portfolio position	17,318,700	2,054,205	2,042,505	–	21,415,410	21,770,845	15,123,059
• Financial treasury bills	12,351,830	–	–	–	12,351,830	14,492,008	3,991,188
• National treasury notes	972,346	710,267	–	–	1,682,613	765,810	2,326,421
• National treasury bills	3,994,524	1,343,938	2,042,505	–	7,380,967	6,513,027	8,804,851
• Other	–	–	–	–	–	–	599
Unrestricted securities	–	–	–	–	–	1,800,284	–
• Generic operations	–	–	–	–	–	1,800,284	–
Subtotal	17,766,528	3,159,096	2,042,505	48,633	23,016,762	26,091,028	22,199,733
Interbank deposits:
• Interbank deposits	2,321,644	800,955	674,299	580,727	4,377,625	5,510,344	5,369,736
• Provisions for losses	(105)	–	–	–	(105)	(116)	(73)
Subtotal	2,321,539	800,955	674,299	580,727	4,377,520	5,510,228	5,369,663
Total on June 30, 2007	20,088,067	3,960,051	2,716,804	629,360	27,394,282
%	73.3	14.5	9.9	2.3	100.0
Total on March 31, 2007	26,194,686	4,320,188	521,410	564,972		31,601,256
%	82.9	13.7	1.6	1.8		100.0
Total on June 30, 2006	22,022,729	4,350,546	721,036	475,085			27,569,396
%	79.9	15.8	2.6	1.7			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Income on investments in purchase and sale commitments:
Own portfolio position	76,661	103,472	180,133	426,695
Third-party portfolio position	681,627	652,804	1,334,431	1,030,808
Sold position	–	100	100	–
Unrestricted securities – Generic operations	68,561	24,934	93,495	–
Subtotal	826,849	781,310	1,608,159	1,457,503
Income from interbank deposits	107,638	117,020	224,658	240,816
Total (Note 8f)	934,487	898,330	1,832,817	1,698,319

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segments and issuer

	R$ thousand

	2007								2006

	Financial	Insurance/ Certificated savings plans	Private pension plans	Other activities	June 30%		March 31%		June 30%

Trading securities	27,016,341	4,854,766	26,604,525	989,934	59,465,566	65,0	57,143,923	65,7	37,468,406	57.5
– Government securities	17,875,560	2,911,181	242,227	800,328	21,829,296	23,8	25,291,343	29,0	7,938,868	12.2
– Corporate bonds	6,698,684	1,943,585	405,072	189,606	9,236,947	10,1	7,847,337	9,0	7,823,160	12.0
– Derivative financial instruments (1)	2,442,097	–	–	–	2,442,097	2,7	1,025,259	1,2	495,446	0.8
– PGBL / VGBL restricted bonds	–	–	25,957,226	–	25,957,226	28,4	22,979,984	26,5	21,210,932	32.5
Securities available for sale	8,278,535	954,287	11,787,851	24,151	21,044,824	22,9	26,622,435	30,6	23,434,736	35.9
– Government securities	5,804,959	81,042	10,319,654	–	16,205,655	17,6	21,120,280	24,3	18,527,787	28.4
– Corporate bonds	2,473,576	873,245	1,468,197	24,151	4,839,169	5,3	5,502,155	6,3	4,906,949	7.5
Securities held to maturity (4)	939,191	4,248,944	6,302,301	–	11,490,436	12,5	3,195,833	3,7	4,303,511	6.6
– Government securities	939,191	4,248,944	5,838,057	–	11,026,192	12,0	3,195,833	3,7	4,266,655	6.5
– Corporate bonds	–	–	464,244	–	464,244	0,5			36,856	0.1
Subtotal	36,234,067	10,057,997	44,694,677	1,014,085	92,000,826	100,0	86,962,191	100,0	65,206,653	100.0
Purchase and sale commitments (2)	4,488,683	2,553,101	4,534,777	–	11,576,561		10,571,439		5,175,495
Overall total	40,722,750	12,611,098	49,229,454	1,014,085	103,577,387		97,533,630		70,382,148
– Government securities	24,619,710	7,241,167	16,399,938	800,328	49,061,143	53,3	49,607,456	57,0	30,733,310	47.1
– Corporate bonds	11,614,357	2,816,830	2,337,513	213,757	16,982,457	18,5	14,374,751	16,5	13,262,411	20.4
– PGBL / VGBL restricted bonds	–	–	25,957,226	–	25,957,226	28,2	22,979,984	26,5	21,210,932	32.5
Subtotal	36,234,067	10,057,997	44,694,677	1,014,085	92,000,826	100,0	86,962,191	100,0	65,206,653	100.0
– Purchase and sale commitments (2)	4,488,683	2,553,101	4,534,777	–	11,576,561		10,571,439		5,175,495
Overall total	40,722,750	12,611,098	49,229,454	1,014,085	103,577,387		97,533,630		70,382,148

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2007									2006

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market/ book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market/book value (6) (7) (8)	Mark-to-market	Mark-to-market/book value(6) (7) (8)	Mark-to-market

Government securities	4,280,614	730,166	7,073,886	36,976,477	49,061,143	47,052,756	2,008,387	49,607,456	2,042,238	30,733,310	344,213
Financial treasury bills	122	209,299	917,381	4,025,796	5,152,598	5,153,739	(1,141)	3,351,332	(2,648)	4,272,152	(2,834)
National treasury bills	4,107,689	185,913	5,815,788	3,857,522	13,966,912	13,958,179	8,733	17,168,103	15,390	3,709,007	4,440
National treasury notes	156,199	265,000	336,722	25,458,931	26,216,852	24,614,590	1,602,262	24,763,013	1,561,395	17,172,579	102,495
Brazilian foreign debt notes	16,604	–	1,967	3,532,531	3,551,102	3,174,601	376,501	4,020,486	461,714	5,289,190	240,695
Privatization currencies	–	–	–	89,729	89,729	67,897	21,832	201,880	5,847	184,228	(559)
Foreign government securities	–	69,954	–	11,865	81,819	81,620	199	100,515	558	104,046	12
Other	–	–	2,028	103	2,131	2,130	1	2,127	(18)	2,108	(36)
Corporate bonds	7,371,356	780,062	1,008,095	7,822,944	16,982,457	15,852,251	1,130,206	14,374,751	948,180	13,262,411	640,816
Certificates of bank deposit	462,877	391,996	161,932	1,938,391	2,955,196	2,955,196	–	3,113,238	(1,946)	6,451,711	–
Stocks	3,214,032	–	–	–	3,214,032	2,292,808	921,224	3,371,179	898,215	1,807,717	634,535
Debentures	1,307	160,060	649,164	3,701,474	4,512,005	4,511,622	383	4,163,439	(4,566)	1,265,070	(41,168)
Foreign securities	656,061	72,298	127,563	1,299,727	2,155,649	2,128,549	27,100	1,458,766	67,919	2,162,158	2,300
Derivative financial instruments (1)	1,850,087	94,276	38,138	459,596	2,442,097	2,288,372	153,725	1,025,259	1,385	495,446	62,583
Other	1,186,992	61,432	31,298	423,756	1,703,478	1,675,704	27,774	1,242,870	(12,827)	1,080,309	(17,434)
PGBL / VGBL restricted bonds	6,221,486	1,319,055	3,385,743	15,030,942	25,957,226	25,957,226	–	22,979,984	–	21,210,932	–
Subtotal	17,873,456	2,829,283	11,467,724	59,830,363	92,000,826	88,862,233	3,138,593	86,962,191	2,990,418	65,206,653	985,029
Purchase and sale commitments (2)	5,445,083	231,913	1,368,080	4,531,485	11,576,561	11,576,561	–	10,571,439	–	5,175,495	–
Overall Total	23,318,539	3,061,196	12,835,804	64,361,848	103,577,387	100,438,794	3,138,593	97,533,630	2,990,418	70,382,148	985,029

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2007									2006

	June 30							March 31		June 30

	Up to 30 days	From 31 to180 days	From 181 to360 days	More than360 days	Mark-to-market/ book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market/book value (6) (7) (8)	Mark-to-market	Mark-to-market/book value (6) (7) (8)	Mark-to-market

– Financial	7,435,553	976,227	6,901,820	11,702,741	27,016,341	26,813,466	202,875	24,681,886	37,794	6,939,883	59,469
National treasury bills	4,106,694	182,283	5,335,307	3,049,853	12,674,137	12,665,404	8,733	15,525,673	15,373	2,371,258	4,442
Financial treasury bills	–	97,439	841,448	1,557,159	2,496,046	2,497,452	(1,406)	1,539,602	(2,463)	1,824,893	233
Certificates of bank deposit	16,111	50,635	26,879	1,157,038	1,250,663	1,250,663	–	1,292,391	(1,946)	823,401	–
Derivative financial instruments (1)	1,850,087	94,276	38,138	459,596	2,442,097	2,288,372	153,725	1,025,259	1,385	495,446	62,583
Debentures	405	82,940	540,121	2,914,362	3,537,828	3,513,821	24,007	3,187,801	1,256	178,643	(974)
Brazilian foreign debt notes	12,148	–	–	37,452	49,600	44,589	5,011	52,197	4,035	54,393	3,970
National treasury notes	3,031	265,000	316	2,313,922	2,582,269	2,577,229	5,040	1,153,523	4,689	158,965	(1,676)
Foreign corporate securities	656,061	72,298	115,578	209,805	1,053,742	1,045,840	7,902	341,772	15,479	444,396	(9,313)
Foreign government securities	–	69,954	–	3,554	73,508	73,645	(137)	91,588	(14)	90,783	204
Stocks	40,423	–	–	–	40,423	40,423	–	39,559	–	7,340	–
Other	750,593	61,402	4,033	–	816,028	816,028	–	432,521	–	490,365	–
– Insurance companies and certificated savings plans	884,450	233,903	616,646	3,119,767	4,854,766	4,854,765	1	8,142,969	–	5,983,497	3
Financial treasury bills	–	9,366	9,370	1,535,212	1,553,948	1,553,947	1	1,155,838	–	1,535,212	3
National treasury bills	995	–	422,189	541,338	964,522	964,522	–	1,480,600	–	643,546	–
Certificates of bank deposit	370,717	174,773	92,526	692,919	1,330,935	1,330,935	–	1,245,741	–	2,666,637	–
National treasury notes	114,552	–	–	278,159	392,711	392,711	–	3,630,919	–	813,395	–
Stocks	102,205	–	–	–	102,205	102,205	–	87,760	–	69,902	–
Debentures	–	49,764	84,187	10,689	144,640	144,640	–	204,245	–	146,684	–
Other	295,981	–	8,374	61,450	365,805	365,805	–	337,866	–	108,121	–

Securities (3)	R$ thousand

	2007									2006

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market/book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market/book value (6) (7) (8)	Mark-to-market	Mark-to-market/book value (6) (7) (8)	Mark-to-market

– Private pension plans	6,359,588	1,523,175	3,501,638	15,220,124	26,604,525	26,604,525	–	23,820,563	–	24,166,623	–
Financial treasury bills	–	44,810	22,263	–	67,073	67,073	–	74,485	–	5,630	–
National treasury notes	38,616	–	–	83,230	121,846	121,846	–	13,975	–	11	–
Certificates of bank deposit	–	159,310	23,575	–	182,885	182,885	–	398,361	–	2,403,960	–
National treasury bills	–	–	53,308	–	53,308	53,308	–	31,321	–	4,820	–
Stocks	57,009	–	–	–	57,009	57,009	–	66,895	–	55,485	–
Privatization currencies	–	–	–	–	–	–	–	121,780	–	114,243	–
Debentures	–	–	–	2,074	2,074	2,074	–	2,009	–	186,527	–
PGBL / VGBL restricted bonds	6,221,486	1,319,055	3,385,743	15,030,942	25,957,226	25,957,226	–	22,979,984	–	21,210,932	–
Other	42,477	–	16,749	103,878	163,104	163,104	–	131,753	–	185,015	–
– Other activities	2,920	35,294	43,165	908,555	989,934	989,934	–	498,505	–	378,403	(712)
Financial treasury bills	1	6,293	195	512,514	519,003	519,003	–	290,701	–	114,153	–
Certificates of bank deposit	459	4	13,132	47,690	61,285	61,285	–	12,537	–	30,957	–
National treasury bills	–	3,630	4,984	266,331	274,945	274,945	–	128,760	–	187,301	–
Debentures	138	25,367	24,854	75,640	125,999	125,999	–	52,051	–	1,682	–
National treasury notes	–	–	–	6,380	6,380	6,380	–	381	–	20,264	–
Other	2,322	–	–	–	2,322	2,322	–	14,075	–	24,046	(712)
Subtotal	14,682,511	2,768,599	11,063,269	30,951,187	59,465,566	59,262,690	202,876	57,143,923	37,794	37,468,406	58,760
Purchase and sale commitments (2)	5,445,083	231,913	1,368,080	4,531,485	11,576,561	11,576,561	–	10,571,439	–	5,175,495	–
– Financial	2,242,759	524	446,240	1,799,160	4,488,683	4,488,683	–	3,084,783	–	1,966,341	–
– Insurance companies and certificated savings plans	1,855,460	51,369	286,152	360,120	2,553,101	2,553,101	–	1,591,191	–	1,554,210	–
– Private pension plans	1,346,864	180,020	635,688	2,372,205	4,534,777	4,534,777	–	5,895,465	–	1,654,944	–
Overall total	20,127,594	3,000,512	12,431,349	35,482,672	71,042,127	70,839,251	202,876	67,715,362	37,794	42,643,901	58,760
Derivative financial instruments (liabilities)	(1,967,996)	(11,853)	(7,543)	(136,796)	(2,124,188)	(2,133,220)	9,032	(855,531)	(9,856)	(396,544)	(6,450)

II) Securities available for sale

Securities (3) (4)	R$ thousand

	2007									2006

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/book value (6) (7) (8)	Restated cost value	Mark-to-market	Market value/book value (6) (7) (8)	Mark-to-market	Market value/book value (6) (7) (8)	Mark-to-market

– Financial	948,575	4,058	23,921	7,301,981	8,278,535	7,549,452	729,083	9,434,489	960,356	9,482,240	343,214
National treasury bills	–	–	–	–	–	–	–	–	–	14,747	(2)
Brazilian foreign debt notes	4,456	–	1,967	2,555,888	2,562,311	2,190,821	371,490	2,981,682	457,679	4,184,547	236,725
Foreign corporate securities	–	–	11,985	1,089,922	1,101,907	1,082,709	19,198	1,116,994	52,440	1,676,913	11,613
National treasury notes	–	–	–	3,054,517	3,054,517	3,005,618	48,899	3,660,161	101,773	2,057,973	(63,327)
Financial treasury bills	–	–	–	87,960	87,960	87,873	87	88,393	(52)	150,667	(3,426)
Certificates of bank deposit	56,310	2,039	5,799	40,324	104,472	104,472	–	132,272	–	485,730	–
Debentures	728	1,989	–	116,799	119,516	152,957	(33,441)	123,038	(34,059)	174,273	(35,077)
Stocks	843,468	–	–	–	843,468	540,811	302,657	966,440	389,001	406,042	212,621
Privatization currencies	–	–	–	89,729	89,729	67,897	21,832	80,100	5,847	69,984	(559)
Foreign government securities	–	–	–	8,311	8,311	7,975	336	8,927	572	13,263	(192)
Other	43,613	30	4,170	258,531	306,344	308,319	(1,975)	276,482	(12,845)	248,101	(15,162)
– Insurance companies and certificated savings plans	750,668	34,942	14,583	154,094	954,287	759,818	194,469	2,142,043	559,898	3,345,278	215,024
Financial treasury bills	–	29,785	14,583	36,333	80,701	80,698	3	76,911	(273)	339,279	130
Stocks	702,587	–	–	–	702,587	547,688	154,899	740,492	224,134	580,751	253,930
Debentures	28	–	–	117,420	117,448	107,631	9,817	110,628	6,259	101,426	(781)
Certificates of bank deposit	3,436	5,157	–	–	8,593	8,593	–	14,004	–	18,927	–
Foreign corporate securities	–	–	–	–	–	–	–	–	–	3,993	–
National treasury notes	–	–	–	341	341	341	–	1,155,159	329,778	1,786,797	(36,659)
National treasury bills	–	–	–	–	–	–	–	–	–	487,335	–
Other	44,617	–	–	–	44,617	14,867	29,750	44,849	–	26,770	(1,596)
– Private pension plans	1,468,318	21,606	29,522	10,268,405	11,787,851	9,775,811	2,012,040	15,014,722	1,432,243	10,584,523	367,947
Stocks	1,468,197	–	–	–	1,468,197	1,004,654	463,543	1,469,905	284,970	688,095	167,900
Debentures	–	–	–	–	–	–	–	479,746	21,978	475,341	(4,336)
Financial treasury bills	121	21,606	29,522	296,618	347,867	347,693	174	125,402	140	302,318	226
National treasury notes	–	–	–	9,971,787	9,971,787	8,423,464	1,548,323	12,939,669	1,125,155	9,118,769	204,157
– Other activities	23,376	78	23	674	24,151	24,026	125	31,181	127	22,695	84
Certificates of bank deposit	15,844	78	21	420	16,363	16,363	–	17,932	–	22,099	–
Debentures	–	–	2	254	256	256	–	3,921	–	494	–
Stocks	143	–	–	–	143	18	125	128	110	102	84
National treasury bills	–	–	–	–	–	–	–	1,749	17	–	–
Other	7,389	–	–	–	7,389	7,389	–	7,451	–	–	–
Overall total	3,190,937	60,684	68,049	17,725,154	21,044,824	18,109,107	2,935,717	26,622,435	2,952,624	23,434,736	926,269

III) Securities held to maturity

Securities (4)	R$ thousand

	2007						2006

	June 30					March 31	June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)

Financial	–	–	–	939,191	939,191	986,607	1,087,106
Brazilian foreign debt notes	–	–	–	939,191	939,191	986,607	1,050,250
Foreign corporate securities	–	–	–	–	–	–	36,856
Insurance and Certificated Savings Plans Companies	–	–	103,983	4,144,961	4,248,944	–	–
National treasury notes	–	–	103,983	4,144,961	4,248,944	–	–
Private pension plans	8	–	232,423	6,069,870	6,302,301	2,209,226	3,216,405
Debentures	8	–	–	464,236	464,244	–	–
National treasury notes	–	–	232,423	5,605,634	5,838,057	2,209,226	3,216,405
Overall total (5)	8	–	336,406	11,154,022	11,490,436	3,195,833	4,303,511

d) Breakdown of the portfolios by publication item

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)

Own portfolio	17,366,717	2,484,232	7,078,501	53,224,865	80,154,315	77,568,094	64,503,668
Fixed income securities	14,152,685	2,484,232	7,078,501	53,224,865	76,940,283	74,196,915	62,695,951
• Financial treasury bills	122	177,444	634,999	3,317,232	4,129,797	3,133,037	3,979,858
• Purchase and sale commitments (2)	5,445,083	231,913	1,368,080	4,531,485	11,576,561	10,571,439	5,175,495
• National treasury notes	156,199	–	336,722	20,398,877	20,891,798	21,899,849	15,164,855
• Brazilian foreign debt notes	16,604	–	1,967	1,469,640	1,488,211	320,927	4,249,385
• Certificates of bank deposit	462,877	391,996	161,932	1,938,391	2,955,196	3,113,238	5,976,508
• National treasury bills	5,954	80	379,007	1,335,656	1,720,697	5,426,567	2,216,583
• Foreign corporate securities	656,061	72,298	127,563	1,065,698	1,921,620	1,125,064	2,162,158
• Debentures	1,307	160,060	649,162	3,701,220	4,511,749	4,159,518	1,264,352
• Foreign government securities	–	69,954	–	11,865	81,819	100,515	99,165
• Privatization currencies	–	–	–	–	–	121,780	114,243
• PGBL/VGBL restricted bonds	6,221,486	1,319,055	3,385,743	15,030,942	25,957,226	22,979,984	21,210,932
• Other	1,186,992	61,432	33,326	423,859	1,705,609	1,244,997	1,082,417

Equity securities	3,214,032	–	–	–	3,214,032	3,371,179	1,807,717
• Stocks of listed companies (technical provisions)	1,598,219	–	–	–	1,598,219	1,267,785	827,856
• Stocks of listed companies (other)	1,615,813	–	–	–	1,615,813	2,103,394	979,861

Subject to commitments	4,101,735	482,688	5,716,909	10,677,387	20,978,719	18,938,070	5,383,034
Repurchase agreement	–	365,708	4,229,541	6,260,667	10,855,916	9,943,289	1,617,772
• National treasury bills	–	100,708	4,157,060	1,940,736	6,198,504	4,877,367	81,240
• Brazilian foreign debt notes	–	–	–	2,062,891	2,062,891	3,699,559	1,039,805
• Certificates of bank deposit	–	–	–	–	–	–	475,203
• Financial treasury bills	–	–	72,479	92,694	165,173	12,085	8,283
• National treasury notes	–	265,000	–	1,930,063	2,195,063	1,016,655	8,226
• Foreign corporate securities	–	–	–	234,029	234,029	333,702	4,297
• Debentures	–	–	2	254	256	3,921	718

Brazilian Central Bank	4,101,711	–	228,264	1,998,087	6,328,062	6,868,986	1,339,090
• National treasury bills	4,101,711	–	208,607	–	4,310,318	5,022,477	658,747
• National treasury notes	–	–	–	1,470,923	1,470,923	1,846,509	680,343
• Financial treasury bills	–	–	19,657	527,164	546,821	–	–

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)

Privatization currencies	–	–	–	89,729	89,729	80,100	69,985
Collateral provided	24	116,980	1,259,104	2,328,904	3,705,012	2,045,695	2,356,187
• National treasury bills	24	85,125	1,068,858	581,130	1,735,137	1,839,485	752,437
• Financial treasury bills	–	31,855	190,246	88,706	310,807	206,210	284,011
• National treasury notes	–	–	–	1,659,068	1,659,068	–	1,319,155
• Foreign government securities	–	–	–	–	–	–	584

Derivative financial instruments (1)	1,850,087	94,276	38,138	459,596	2,442,097	1,025,259	495,446

Securities purpose of unrestricted purchase and sale commitments	–	–	2,256	–	2,256	2,207	–
• National treasury bills	–	–	2,256	–	2,256	2,207	–

Overall total	23,318,539	3,061,196	12,835,804	64,361,848	103,577,387	97,533,630	70,382,148
%	22.5	3.0	12.4	62.1	100.0	100.0	100.0

(1)	For comparison purposes with the criterion adopted by Bacen Circular no. 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2)	These refer to investment funds and managed portfolio applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4)	On June 30, 2007, R$8,321,604 thousand were transferred from “Securities Available for Sale” to “Securities Held to Maturity”, due to the management’s intent to its realization;
(5)	In compliance with the provisions of Article 8 of Bacen Circular no. 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the securities held to maturity’s category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of June 30, 2007;
(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(7)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$1,539,794 thousand (March 31, 2007 – R$1,103,877 thousand and June 30, 2006 – R$789,106 thousand); and

(8)	The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2007				2006

	June 30		March 31		June 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	5,602,246		10,173,159		9,087,099
– Interbank market	2,075,178	–	5,621,873	–	2,520,938	–
– Foreign currency	3,527,068	–	4,551,286	–	6,566,161	–
Sale commitments:	58,401,804		28,694,631		26,013,193
– Interbank market	45,496,520	43,421,342	17,601,241	11,979,368	15,636,135	13,115,197
– Foreign currency	12,905,284	9,378,216	11,090,429	6,539,143	10,305,761	3,739,600
– Other	–	–	2,961	2,961	71,297	71,297

Option contracts
Purchase commitments:	4,774,982		562,589		150,233
– Interbank market	4,405,450	–	–	–	–	–
– Foreign currency	369,532	–	562,589	–	150,233	–
Sale commitments:	9,127,505		2,129,705		1,439,862
– Interbank market	4,932,900	527,450	–	–	–	–
– Foreign currency	4,194,605	3,825,073	2,129,705	1,567,116	1,439,862	1,289,629

Forward contracts
Purchase commitments:	1,835,114		1,968,365		1,449,954
– Interbank market	243,665	–	–	–	–	–
– Foreign currency	1,591,449	1,051,059	1,873,252	1,385,707	1,449,954	769,789
– Other	–	–	95,113	–	–	–
Sale commitments:	2,049,511		990,813		801,702
– Interbank market	1,509,121	1,265,456	–	–	–	–
– Foreign currency	540,390	–	487,545	–	680,165	–
– Other	–	–	503,268	408,155	121,537	121,537

Swap contracts
Asset position:	19,719,591		16,125,618		21,069,548
– Interbank market	7,524,060	6,110,118	6,786,712	4,193,128	11,481,148	9,936,565
– Prefixed	1,669,462	1,100,972	1,113,290	496,308	669,312	–
– Foreign currency	9,000,125	–	6,721,407	–	7,177,679	–
– Reference rate – (T.R.)	819,593	675,332	822,356	687,977	803,951	698,236
– Selic	495,449	420,468	550,033	447,901	721,461	616,677
– IGP-M	9,682	–	19,338	–	71,734	–
– Other	201,220	–	112,482	–	144,263	142,264

Liability position:	19,278,397		15,849,842		20,842,541
– Interbank market	1,413,942	–	2,593,584	–	1,544,583	–
– Prefixed	568,490	–	616,982	–	761,882	92,570
– Foreign currency	16,318,560	7,318,435	12,151,538	5,430,131	18,012,811	10,835,132
– Reference rate – (T.R.)	144,261	–	134,379	–	105,715	–
– Selic	74,981	–	102,132	–	104,784	–
– IGP-M	357,704	348,022	128,647	109,309	310,767	239,033
– Other	400,459	199,239	122,580	10,098	1,999	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2007						2006

	June 30			March 31			June 30

	Restated cost	Mark-to- market adjustment value			Mark-to-			Mark-to-
			Market	Restated	market	Market	Restated	market	Market
			value	cost	adjustment	value	cost	adjustment	value
					value			value

Adjustment receivables
– swap	481,475	170,907	652,382	403,177	1,734	404,911	305,933	66,828	372,761
Receivable forward
purchases	244,070	(81)	243,989	95,177	–	95,177	–	–	–
Receivable futures sales	1,533,148	(294)	1,532,854	520,471	(25)	520,446	121,536	(61)	121,475
Premiums on
exercisable options	29,679	(16,807)	12,872	5,049	(324)	4,725	5,394	(4,184)	1,210
Total assets	2,288,372	153,725	2,442,097	1,023,874	1,385	1,025,259	432,863	62,583	495,446
Adjustment payables –
swap	(183,281)	(27,907)	(211,188)	(106,704)	(22,431)	(129,135)	(141,041)	(4,713)	(145,754)
Payable forward
purchases	(374,477)	81	(374,396)	(224,746)	–	(224,746)	–	–	–
Payable futures sales	(1,509,611)	294	(1,509,317)	(488,008)	25	(487,983)	(121,536)	61	(121,475)
Premiums on written
options	(65,851)	36,564	(29,287)	(26,217)	12,550	(13,667)	(127,517)	(1,798)	(129,315)
Total liabilities	(2,133,220)	9,032	(2,124,188)	(845,675)	(9,856)	(855,531)	(390,094)	(6,450)	(396,544)

III) Futures, option, forward and swap contracts

	R$ thousand

	2007						2006

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on	Total on	Total on
					June	March	June
					30	31	30

Future contracts	22,644,131	8,334,655	17,413,612	15,611,652	64,004,050	38,867,790	35,100,292
Option contracts	3,306,172	602,648	625,748	9,367,919	13,902,487	2,692,294	1,590,095
Forward contracts	2,646,403	488,938	505,425	243,859	3,884,625	2,959,178	2,251,656
Swap contracts	2,699,787	2,148,689	1,694,208	12,524,525	19,067,209	15,720,707	20,696,787
Total on June 30, 2007	31,296,493	11,574,930	20,238,993	37,747,955	100,858,371
Total on March 31, 2007	21,151,302	9,798,565	16,360,897	12,929,205		60,239,969
Total on June 30, 2006	29,740,808	10,828,983	7,055,180	12,013,859			59,638,830

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly future contracts

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

Government bonds
National treasury notes	1,407,304	–	1,294,150
National treasury bills	820,383	1,400,826	93,573
Total	2,227,687	1,400,826	1,387,723

V) Net revenue and expenses amounts

	R$ thousand

		2007		2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Swap contracts	169,399	610,817	780,216	1,551,823
Forward contracts	12,255	(19,605)	(7,350)	(80,159)
Option contracts	245,059	46,593	291,652	7,961
Future contracts	679,134	126,837	805,971	144,485
Total	1,105,847	764,642	1,870,489	1,624,110

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

CETIP (over-the-counter)	16,651,159	13,078,702	11,429,836
BM&F (floor)	84,207,212	47,161,267	48,208,994
Total	100,858,731	60,239,969	59,638,830

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Fixed income securities	1,008,032	891,836	1,899,868	1,650,941
Interbank investments (Note 7b)	934,487	898,330	1,832,817	1,698,319
Allocation of exchange variation of foreign branches and subsidiaries	(452,074)	(313,493)	(765,567)	(856,978)
Equity securities	289,168	5,051	294,219	87,941
Subtotal	1,779,613	1,481,724	3,261,337	2,580,223
Financial income on insurance, private pension plans and
certificated savings plans	2,001,085	1,685,144	3,686,229	3,455,379
Income from derivative financial instruments	1,105,847	764,642	1,870,489	1,624,110
Total	4,886,545	3,931,510	8,818,055	7,659,712

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2007		2006

		June	March	June
		30	31	30

Compulsory deposits – demand deposits	Not remunerated	6,763,618	6,237,336	5,478,248
Compulsory deposits – savings account deposits	Savings index	5,641,504	5,502,478	4,984,141
Additional compulsory deposits	Selic rate	6,872,364	6,804,532	6,486,089
Restricted deposits – SFH	Reference rate – TR	413,239	407,642	400,302
Funds from rural credit	Not remunerated	578	578	578
Total		19,691,303	18,952,566	17,349,358

b) Compulsory deposits

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Restricted deposits – Bacen (compulsory deposits)	302,438	307,859	610,297	660,525
Restricted deposits – SFH	12,129	8,302	20,431	16,593
Total	314,567	316,161	630,728	677,118

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting is presented as follows:

a) By type and maturity

	R$ thousand

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2007				2006

							Total on	% (5)	Total on	% (5)	Total on	% (5)
							June		March		June
							30 (A)		31 (A)		30 (A)

Discounted trade receivables and
other loans	9,292,376	6,984,367	4,114,625	6,461,704	5,916,511	12,784,055	45,553,638	39.1	42,125,833	38.8	35,514,831	37.7
Financings	2,326,277	2,137,391	1,817,224	5,038,798	7,635,413	15,976,685	34,931,788	30.0	32,936,555	30.4	29,720,401	31.5
Rural and agribusiness loans	462,094	342,317	478,995	1,250,043	1,217,060	3,914,920	7,665,429	6.6	7,316,459	6.7	6,530,492	6.9
Subtotal	12,080,747	9,464,075	6,410,844	12,750,545	14,768,984	32,675,660	88,150,855	75.7	82,378,847	75.9	71,765,724	76.1
Leasing operations	281,060	179,451	183,265	528,541	930,996	2,490,690	4,594,003	3.9	3,869,865	3.6	3,034,677	3.2
Advances on foreign exchange contracts (1)	1,370,543	987,863	901,795	1,696,759	1,108,370	–	6,065,330	5.2	5,833,531	5.4	5,684,648	6.0
Subtotal	13,732,350	10,631,389	7,495,904	14,975,845	16,808,350	35,166,350	98,810,188	84.8	92,082,243	84.9	80,485,049	85.3
Other receivables (2)	87,170	14,634	16,849	39,356	77,443	169,925	405,377	0.3	454,135	0.4	469,462	0.5
Total loan operations (3)	13,819,520	10,646,023	7,512,753	15,015,201	16,885,793	35,336,275	99,215,565	85.1	92,536,378	85.3	80,954,511	85.8
Sureties and guarantees (4)	548,348	505,898	570,205	966,166	2,057,494	12,676,475	17,324,586	14.9	15,968,503	14.7	13,369,000	14.2
Overall total on June 30, 2007	14,367,868	11,151,921	8,082,958	15,981,367	18,943,287	48,012,750	116,540,151	100.0
Overall total on March 31, 2007	14,350,123	11,979,171	7,877,097	13,731,965	18,055,810	42,510,715			108,504,881	100.0
Overall total on June 30, 2006	12,569,628	10,520,028	7,884,000	12,763,167	15,973,431	34,613,257					94,323,511	100.0

	R$ thousand

	Abnormal Course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2007				2006

						Total on		Total on		Total on
						June	%	March	%	June	%
						30 (B)	(5)	31 (B)	(5)	30 (B)	(5)

Discounted trade receivables and other loans	408,527	362,470	421,063	747,358	729,981	2,669,399	73.3	2,529,778	73.5	2,216,566	72.8
Financings	218,422	201,605	79,471	163,118	140,540	803,156	22.1	727,007	21.1	612,089	20.1
Rural and agribusiness loans	5,572	11,343	5,527	5,922	9,521	37,885	1.0	78,561	2.3	85,315	2.8
Subtotal	632,521	575,418	506,061	916,398	880,042	3,510,440	96.4	3,335,346	96.9	2,913,970	95.7
Leasing operations	11,390	8,096	4,214	10,188	6,119	40,007	1.1	43,908	1.3	21,836	0.7
Advances on foreign exchange contracts (1)	19,137	29,945	1,264	3,359	8,494	62,199	1.7	17,370	0.5	82,223	2.7
Subtotal	663,048	613,459	511,539	929,945	894,655	3,612,646	99.2	3,396,624	98.7	3,018,029	99.1
Other receivables (2)	8,343	2,153	666	1,714	15,173	28,049	0.8	44,644	1.3	25,312	0.9
Overall total on June 30, 2007	671,391	615,612	512,205	931,659	909,828	3,640,695	100.0
Overall total on March 31, 2007	715,205	532,325	485,106	789,502	919,130			3,441,268	100.00
Overall total on June 30, 2006	832,762	447,340	382,790	597,465	782,984					3,043,341	100.0

	R$ thousand

	Abnormal course

	Installments Falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2007				2006

							Total on	% (5)	Total on	% (5)	Total on	% (5)
							June		March		June
							30 (C)		31 (C)		30 (C)

Discounted trade receivables and other loans	232,699	216,503	167,267	348,900	432,058	522,413	1,919,840	36.0	1,953,200	35.5	1,666,507	35.8
Financings	211,026	192,204	181,686	484,083	718,360	1,200,666	2,988,025	56.0	3,014,325	54.9	2,597,718	55.9
Rural and agribusiness loans	3,561	3,079	3,602	4,706	7,592	177,263	199,803	3.8	315,953	5.8	249,698	5.4
Subtotal	447,286	411,786	352,555	837,689	1,158,010	1,900,342	5,107,668	95.8	5,283,478	96.2	4,513,923	97.1
Leasing operations	9,301	7,309	7,265	22,184	42,299	125,682	214,040	4.0	199,837	3.6	121,231	2.6
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	456,587	419,095	359,820	859,873	1,200,309	2,026,024	5,321,708	99.8	5,483,315	99.8	4,635,154	99.7
Other receivables (2)	5,001	418	352	1,090	1,596	4,757	13,214	0.2	12,399	0.2	10,442	0.3
Total loan operations (3)	461,588	419,513	360,172	860,963	1,201,905	2,030,781	5,334,922	100.0	5,495,714	100.0	4,645,596	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on June 30, 2007	461,588	419,513	360,172	860,963	1,201,905	2,030,781	5,334,922	100.0
Overall total on March 31, 2007	452,325	430,402	363,770	884,125	1,245,284	2,119,808			5,495,714	100.0
Overall total on June 30, 2006	433,305	395,360	353,761	792,091	1,063,893	1,607,186					4,645,596	100.0

	R$ thousand

	Overall total

	2007				2006

	Total on		Total on		Total on
	June	%	March	%	June	%
	30	(5)	31	(5)	30	(5)
	(A+B+C)		(A+B+C)		(A+B+C)

Discounted trade receivables and other loans	50,142,877	39.8	46,608,811	39.7	39,397,904	38.6
Financings	38,722,969	30.9	36,677,887	31.2	32,930,208	32.3
Rural and agribusiness loans	7,903,117	6.3	7,710,973	6.6	6,865,505	6.7
Subtotal	96,768,963	77.0	90,997,671	77.5	79,193,617	77.6
Leasing operations	4,848,050	3.9	4,113,610	3.5	3,177,744	3.1
Advances on foreign exchange contracts (1)	6,127,529	4.9	5,850,901	5.0	5,766,871	5.7
Subtotal	107,744,542	85.8	100,962,182	86.0	88,138,232	86.4
Other receivables (2)	446,640	0.4	511,178	0.4	505,216	0.5
Total loan operations (3)	108,191,182	86.2	101,473,360	86.4	88,643,448	86.9
Sureties and guarantees (4)	17,324,586	13.8	15,968,503	13.6	13,369,000	13.1
Overall total on June 30, 2007	125,515,768	100.0
Overall total on March 31, 2007			117,441,863	100.0
Overall total on June 30, 2006					102,012,448	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$4,907,717 thousand (March 31, 2007 – R$4,213,531 thousand and June 30, 2006 – R$2,362,783 thousand). Other receivables relating to credit cards in the amount of R$5,303,513 thousand (March 31, 2007 – R$4,913,290 thousand and June 30, 2006 – R$4,406,930 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$2,721,136 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2007				2006

										Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Discounted trade
receivables and
other loans	11,331,719	22,750,213	4,354,986	6,474,168	1,060,188	595,550	568,901	471,760	2,535,392	50,142,877	46.3	46,608,811	45.9	39,397,904	44.5
Financings	4,350,335	20,894,936	4,303,576	7,324,646	492,198	235,723	199,838	146,545	775,172	38,722,969	35.8	36,677,887	36.1	32,930,208	37.1
Rural and agribusiness
loans	267,425	3,307,708	982,754	2,529,380	351,276	92,293	145,253	141,019	86,009	7,903,117	7.3	7,710,973	7.6	6,865,505	7.7
Subtotal	15,949,479	46,952,857	9,641,316	16,328,194	1,903,662	923,566	913,992	759,324	3,396,573	96,768,963	89.4	90,997,671	89.6	79,193,617	89.3
Leasing operations	186,883	1,703,263	1,135,134	1,633,903	55,798	20,450	28,051	12,274	72,294	4,848,050	4.5	4,113,610	4.1	3,177,744	3.6
Advances on foreign
exchange contracts	3,650,026	1,190,063	879,173	376,019	18,856	1,248	630	1,628	9,886	6,127,529	5.7	5,850,901	5.8	5,766,871	6.5
Subtotal	19,786,388	49,846,183	11,655,623	18,338,116	1,978,316	945,264	942,673	773,226	3,478,753	107,744,542	99.6	100,962,182	99.5	88,138,232	99.4
Other receivables	126,781	80,083	121,848	51,524	32,872	336	12,328	45	20,823	446,640	0.4	511,178	0.5	505,216	0.6
Total loan operations
on June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576	108,191,182	100.0
%	18.4	46.1	10.9	17.0	1.9	0.9	0.9	0.7	3.2	100.0
Total loan operations
on March 31, 2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478			101,473,360	100.0
%	19.6	45.4	10.3	16.9	2.0	0.9	0.8	0.7	3.4			100.0
Total loan operations
on June 30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815					88,643,448	100.0
%	18.8	46.4	9.5	17.7	2.0	0.8	0.8	0.9	3.1					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk Levels

	Abnormal Course Operations

										2007				2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Installments Falling Due	–	–	1,367,560	1,337,489	527,625	414,237	382,493	266,332	1,039,186	5,334,922	100.0	5,495,714	100.0	4,645,596	100.0
1 to 30	–	–	127,234	131,023	43,039	28,260	28,768	18,583	84,681	461,588	8.6	452,325	8.2	433,305	9.3
31 to 60	–	–	116,407	114,134	39,409	26,745	23,104	17,707	82,007	419,513	7.9	430,402	7.8	395,360	8.5
61 to 90	–	–	101,069	94,633	34,417	22,970	20,844	15,393	70,846	360,172	6.8	363,770	6.6	353,761	7.6
91 to 180	–	–	219,920	222,028	85,742	58,237	53,724	38,932	182,380	860,963	16.1	884,125	16.1	792,091	17.1
181 to 360	–	–	308,338	308,929	118,590	81,196	70,460	52,834	261,558	1,201,905	22.5	1,245,284	22.7	1,063,893	22.9
More than 360	–	–	494,592	466,742	206,428	196,829	185,593	122,883	357,714	2,030,781	38.1	2,119,808	38.6	1,607,186	34.6

Past Due Installments	–	–	196,362	474,822	331,800	305,264	341,960	313,815	1,676,672	3,640,695	100.0	3,441,268	100.0	3,043,341	100.0
1 to 14	–	–	17,900	73,214	22,760	13,529	11,157	8,540	40,588	187,688	5.2	173,376	5.0	318,112	10.5
15 to 30	–	–	170,405	120,871	52,329	23,880	22,444	37,048	56,726	483,703	13.3	541,829	15.8	514,650	16.9
31 to 60	–	–	8,057	276,454	100,305	59,113	42,377	24,225	105,081	615,612	16.9	532,325	15.5	447,340	14.7
61 to 90	–	–	–	3,346	151,209	76,490	58,799	38,669	183,692	512,205	14.1	485,106	14.1	382,790	12.6
91 to 180	–	–	–	937	5,187	130,612	204,577	202,799	387,547	931,659	25.5	789,502	22.9	597,465	19.6
181 to 360	–	–	–	–	10	1,640	2,606	2,534	871,201	877,991	24.1	835,023	24.3	625,090	20.5
More than 360	–	–	–	–	–	–	–	–	31,837	31,837	0.9	84,107	2.4	157,894	5.2

Subtotal	–	–	1,563,922	1,812,311	859,425	719,501	724,453	580,147	2,715,858	8,975,617		8,936,982		7,688,937

Specific provision	–	–	15,640	54,370	85,943	215,850	362,226	406,103	2,715,858	3,855,990		3,772,145		3,053,611

	R$ thousand

	Risk Levels

	Normal Course Operations

										2007				2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Installments Falling Due	19,913,169	49,926,266	10,213,549	16,577,329	1,151,763	226,099	230,548	193,124	783,718	99,215,565	100.0	92,536,378	100.0	80,954,511	100.0
1 to 30	2,569,354	7,866,296	982,895	2,072,931	151,714	28,797	21,064	14,130	112,339	13,819,520	13.9	13,241,695	14.3	12,261,374	15.2
31 to 60	1,868,967	5,955,716	857,241	1,734,236	63,179	17,084	13,289	8,695	127,616	10,646,023	10.8	11,705,299	12.7	9,233,020	11.4
61 to 90	1,272,739	3,871,832	716,584	1,494,520	59,655	16,076	15,116	8,859	57,372	7,512,753	7.6	7,658,439	8.3	7,218,791	8.9
91 to 180	3,662,278	7,050,150	1,594,324	2,445,277	102,951	29,991	21,693	14,943	93,594	15,015,201	15.1	12,605,103	13.6	11,938,578	14.7
181 to 360	3,687,438	8,398,140	1,626,616	2,744,045	204,037	41,440	30,350	18,647	135,080	16,885,793	17.0	16,098,258	17.4	14,459,098	17.9
More than 360	6,852,393	16,784,132	4,435,889	6,086,320	570,227	92,711	129,036	127,850	257,717	35,336,275	35.6	31,227,584	33.7	25,843,650	31.9
Generic Provision	–	249,631	102,124	497,320	115,175	67,830	115,274	135,185	783,718	2,066,257		1,900,210		1,699,872
Overall total on
June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576	108,191,182
Existing provision	–	250,292	119,706	782,618	534,087	465,160	644,357	736,708	3,499,576	7,032,504
Minimum required
provision	–	249,631	117,764	551,690	201,118	283,680	477,500	541,288	3,499,576	5,922,247
Additional provision	–	661	1,942	230,928	332,969	181,480	166,857	195,420	–	1,110,257
Overall total on
March 31, 2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478			101,473,360
Existing provision	–	231,003	136,742	764,556	531,597	441,841	536,207	688,461	3,444,478			6,774,885
Minimum required
provision	–	230,365	104,989	514,514	199,820	268,902	400,692	508,595	3,444,478			5,672,355
Additional provision	–	638	31,753	250,042	331,777	172,939	135,515	179,866	–			1,102,530
Overall total on
June 30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815					88,643,448
Existing provision	–	206,539	110,195	779,244	466,678	368,753	483,078	714,896	2,703,815					5,833,198
Minimum required
provision	–	205,901	84,553	469,614	176,886	226,026	357,222	529,466	2,703,815					4,753,483
Additional provision	–	638	25,642	309,630	289,792	142,727	125,856	185,430	–					1,079,715

d) Concentration of loan operations

	R$ thousand

	2007				2006

	June	%	March	%	June	%
	30		31		30

Largest borrower	1,133,519	1.0	1,266,671	1.2	830,072	0.9
10 largest borrowers	6,805,206	6.3	7,294,481	7.2	5,528,995	6.2
20 largest borrowers	10,640,946	9.8	11,102,407	10.9	8,808,448	9.9
50 largest borrowers	17,492,028	16.2	17,756,954	17.5	14,741,232	16.6
100 largest borrowers	23,190,361	21.4	23,069,073	22.7	20,085,447	22.7

e) By economic activity sector

	R$ thousand

	2007				2006

	June	%	March	%	June	%
	30		31		30

Public Sector	992,906	0.9	967,376	1.0	1,065,490	1.2
Federal Government	538,177	0.5	507,773	0.5	465,095	0.5
Petrochemical	398,921	0.4	361,714	0.4	265,367	0.3
Financial intermediary	139,256	0.1	146,059	0.1	158,667	0.2
Production and distribution of electric power	–	–	–	–	41,061	–
State Government	452,222	0.4	457,008	0.5	597,364	0.7
Production and distribution of electric power	452,222	0.4	457,008	0.5	597,364	0.7
Municipal Government	2,507	–	2,595	–	3,031	–
Direct administration	2,507	–	2,595	–	3,031	–
Private sector	107,198,276	99.1	100,505,984	99.0	87,577,958	98.8
Manufacturing	26,879,923	24.8	25,207,306	24.8	21,069,498	23.8
Food and beverage	6,694,442	6.2	6,044,582	6.0	4,921,817	5.6
Steel, metallurgy and mechanics	4,123,112	3.8	3,926,986	3.9	3,403,093	3.9
Chemical	3,107,615	2.9	2,770,031	2.7	2,364,785	2.7
Light and heavy vehicles	2,078,643	1.9	1,659,457	1.6	1,698,536	1.9
Pulp and paper	1,784,335	1.6	1,872,966	1.8	1,498,514	1.7
Extraction of metallic and non-metallic ores	1,496,632	1.4	1,799,763	1.8	836,888	0.9
Textiles and clothing	1,329,842	1.2	1,042,444	1.0	1,046,438	1.2
Rubber and plastic articles	1,191,058	1.1	1,001,015	1.0	925,147	1.0
Automotive parts and accessories	910,611	0.8	758,422	0.7	627,907	0.7
Electric and electronic products	735,603	0.7	680,833	0.7	738,369	0.8
Furniture and wood products	672,229	0.6	644,853	0.6	630,088	0.7
Non-metallic materials	576,466	0.5	539,106	0.5	451,186	0.5
Leather articles	561,530	0.5	446,233	0.4	376,288	0.4
Publishing, printing and reproduction	448,412	0.4	418,492	0.4	412,485	0.5
Oil refining and production of alcohol	436,691	0.4	670,378	0.7	309,789	0.3
Other industries	732,702	0.8	931,745	1.0	828,168	1.0
Commerce	16,071,878	14.9	15,254,835	15.0	12,944,894	14.5
Products in specialty stores	3,606,473	3.3	3,571,664	3.5	3,288,118	3.7
Clothing and footwear	2,122,088	2.0	2,094,997	2.1	864,382	1.0
Food products, beverage and tobacco	1,859,596	1.7	1,734,943	1.7	1,581,556	1.8
Grooming and household articles	1,557,480	1.4	1,325,447	1.3	1,008,144	1.1
Non-specialized retailer	1,225,762	1.1	1,167,041	1.2	1,059,582	1.2
Self-propelled vehicles	924,791	0.9	875,780	0.9	835,071	0.9
Residues and scrap	826,848	0.8	821,090	0.8	983,356	1.1
Wholesale of goods in general	801,815	0.8	733,830	0.7	794,726	0,9
Repair, parts and accessories for
self-propelled vehicles	763,442	0.7	739,872	0.7	659,598	0.7
Fuel	671,573	0.6	608,702	0.6	613,117	0.7
Agricultural and farming products	550,232	0.5	508,287	0.5	658,626	0.7
Trade intermediary	493,222	0.5	482,832	0.5	349,700	0.4
Other commerce	668,556	0.6	590,350	0.5	248,918	0.3

	R$ thousand

	2007				2006

	June	%	March	%	June	%
	30		31		30

Financial intermediaries	385,010	0.4	421,703	0.4	321,080	0.4
Services	17,723,098	16.4	16,600,946	16.4	14,508,657	16.4
Transport and storage	4,908,007	4.5	4,564,785	4.5	4,132,768	4.7
Civil construction	2,958,645	2.7	2,412,196	2.4	1,772,340	2.0
Real estate activities, rentals and
corporate services	2,362,328	2.2	2,696,453	2.7	2,157,481	2.4
Production and distribution of
electric power, gas and water	1,211,360	1.1	1,699,751	1.7	1,787,917	2.0
Social services, education, health,
defense and social security	1,094,873	1.0	1,038,669	1.0	965,898	1.1
Telecommunications	944,528	0.9	1,012,548	1.0	1,014,255	1.1
Holding companies, legal, accounting and
business advisory services	851,171	0.8	641,000	0.6	522,704	0.6
Clubs, leisure, cultural and sports activities	823,529	0.8	669,384	0.7	547,058	0.7
Hotel and catering	528,059	0.5	428,255	0.4	371,342	0.4
Other services	2,040,598	1.9	1,437,905	1.4	1,236,894	1.4
Agribusiness, fishing, forestry
development and management	1,444,030	1.3	1,393,516	1.4	1,174,424	1.3
Individuals	44,694,337	41.3	41,627,678	41.0	37,559,405	42.4
Total	108,191,182	100.0	101,473,360	100.0	88,643,448	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

Risk Level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2007		2006

		Falling due	Total –				%	%	%
	Past due		abnormal				June 30	March 31	June 30
			course				YTD	YTD	YTD

AA	–	–	–	19,913,169	19,913,169	18.4	18.4	19.6	18.8
A	–	–	–	49,926,266	49,926,266	46.1	64.5	65.0	65.2
B	196,362	1,367,560	1,563,922	10,213,549	11,777,471	10.9	75.4	75.3	74.7
C	474,822	1,337,489	1,812,311	16,577,329	18,389,640	17.0	92.4	92.2	92.4
Subtotal	671,184	2,705,049	3,376,233	96,630,313	100,006,546	92.4
D	331,800	527,625	859,425	1,151,763	2,011,188	1.9	94.3	94.2	94.4
E	305,264	414,237	719,501	226,099	945,600	0.9	95.2	95.1	95.2
F	341,960	382,493	724,453	230,548	955,001	0.9	96.1	95.9	96.0
G	313,815	266,332	580,147	193,124	773,271	0.7	96.8	96.6	96.9
H	1,676,672	1,039,186	2,715,858	783,718	3,499,576	3.2	100.0	100.0	100.0
Subtotal	2,969,511	2,629,873	5,599,384	2,585,252	8,184,636	7.6
Total on June 30, 2007	3,640,695	5,334,922	8,975,617	99,215,565	108,191,182	100.0
%	3.4	4.9	8.3	91.7	100.0
Total on March 31, 2007	3,441,268	5,495,714	8,936,982	92,536,378	101,473,360
%	3.4	5.4	8.8	91.2	100.0
Total on June 30, 2006	3,043,341	4,645,596	7,688,937	80,954,511	88,643,448
%	3.5	5.2	8.7	91.3	100.0

Risk Level	R$ thousand

	Provision

	Minimum required						Additional	Existing	2007		2006

	% Minimum required provision	Specific			Generic	Total			% On June 30 (1)	% On March 31 (1)	% On June 30 (1)

		Past due	Falling due	Total specific

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	249,631	249,631	661	250,292	0.5	0.5	0.5
B	1.0	1,964	13,676	15,640	102,124	117,764	1,942	119,706	1.0	1.3	1.3
C	3.0	14,245	40,125	54,370	497,320	551,690	230,928	782,618	4.3	4.5	5.0
Subtotal		16,209	53,801	70,010	849,075	919,085	233,531	1,152,616	1.2	1.2	1.3
D	10.0	33,180	52,763	85,943	115,175	201,118	332,969	534,087	26.6	26.6	26.4
E	30.0	91,579	124,271	215,850	67,830	283,680	181,480	465,160	49.2	49.3	48.9
F	50.0	170,980	191,246	362,226	115,274	477,500	166,857	644,357	67.5	66.9	67.6
G	70.0	219,671	186,432	406,103	135,185	541,288	195,420	736,708	95.3	94.8	94.5
H	100.0	1,676,672	1,039,186	2,715,858	783,718	3,499,576	–	3,499,576	100.0	100.0	100.0
Subtotal		2,192,082	1,593,898	3,785,980	1,217,182	5,003,162	876,726	5,879,888	71.8	71.7	70.7
Total on
June 30, 2007		2,208,291	1,647,699	3,855,990	2,066,257	5,922,247	1,110,257	7,032,504	6.5
%		31.4	23.4	54.8	29.4	84.2	15.8	100.0
Total on
March 31, 2007		2,129,987	1,642,158	3,772,145	1,900,210	5,672,355	1,102,530	6,774,885		6.7
%		31.5	24.2	55.7	28.0	83.7	16.3	100.0
Total on
June 30, 2006		1,815,078	1,238,533	3,053,611	1,699,872	4,753,483	1,079,715	5,833,198			6.6
%		31.1	21.2	52.3	29.2	81.5	18.5	100.0

(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Opening Balance	6,774,885	6,646,038	6,646,038	4,958,649
– Specific provision (1)	3,772,145	3,635,341	3,635,341	2,287,589
– Generic provision (2)	1,900,210	1,910,790	1,910,790	1,657,570
– Additional provision (3)	1,102,530	1,099,907	1,099,907	1,013,490
Amount recorded	1,343,964	1,159,661	2,503,625	2,054,428
Amount written-off	(1,095,124)	(1,030,814)	(2,125,938)	(1,281,444)
Balance derived from acquired institutions (4)	8,779	–	8,779	101,565
Closing balance	7,032,504	6,774,885	7,032,504	5,833,198
– Specific provision (1)	3,855,990	3,772,145	3,855,990	3,053,611
– Generic provision (2)	2,066,257	1,900,210	2,066,257	1,699,872
– Additional provision (3)	1,110,257	1,102,530	1,110,257	1,079,715

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)	The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution no. 2,682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and
(4)	Comprises Credifar in 2007, Banco BEC S.A. and Amex Brasil in 2006.

h) Recovery and renegotiation

     Expense from allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Amount recorded	1,343,964	1,159,661	2,503,625	2,054,428
Amount recovered (1)	(218,405)	(177,623)	(396,028)	(274,890)
Expense net of recoveries	1,125,559	982,038	2,107,597	1,779,538

(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Opening balance	2,730,779	2,708,521	2,708,521	2,020,341
– Amount renegotiated	655,779	587,514	1,243,293	1,235,215
– Amount received	(352,907)	(361,717)	(714,624)	(637,803)
– Amount written-off	(207,161)	(203,539)	(410,700)	(247,483)
Closing balance	2,826,490	2,730,779	2,826,490	2,370,270
Allowance for doubtful accounts	1,823,444	1,766,302	1,823,444	1,454,527
Percentage on portfolio	64.5%	64.7%	64.5%	61.4%

j) Income on loan and leasing operations

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Discounted trade receivables and other loans	3,170,287	3,076,770	6,247,057	5,760,682
Financings	1,844,370	1,791,131	3,635,501	3,618,120
Rural and agribusiness loans	182,949	187,074	370,023	325,825
Subtotal	5,197,606	5,054,975	10,252,581	9,704,627
Recovery of credits written-off as loss	218,405	177,623	396,028	274,890
Allocation of exchange variation of branches and subsidiaries abroad	(421,733)	(296,239)	(717,972)	(295,237)
Subtotal	4,994,278	4,936,359	9,930,637	9,684,280
Leasing, net of expenses	189,703	190,126	379,829	281,519
Total	5,183,981	5,126,485	10,310,466	9,965,799

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

Assets – other receivables
Exchange purchases pending settlement	8,715,860	9,563,961	7,828,104
Foreign exchange acceptances and term documents in foreign currencies	15,293	6,211	5,173
Exchange sale receivables	3,477,642	4,471,643	2,503,503
(-) Advances in domestic currency received	(247,697)	(508,359)	(285,760)
Income receivable on advances granted	85,979	86,724	72,295
Total	12,047,077	13,620,180	10,123,315
Liabilities – other liabilities
Exchange sales pending settlement	3,470,820	4,466,371	2,476,435
Exchange purchase payables	9,043,644	9,783,068	7,956,640
(-) Advances on foreign exchange contracts	(6,127,529)	(5,850,901)	(5,766,871)
Other	18,378	17,509	12,603
Total	6,405,313	8,416,047	4,678,807
Net foreign exchange portfolio	5,641,764	5,204,133	5,444,508
Memorandum accounts
Imports loans	256,554	245,411	174,981
Confirmed exports loans	24,109	21,077	25,517

Exchange results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Foreign exchange operations result	143,305	149,264	292,569	464,039
Adjustments:
– Income on foreign currency financing (1)	5,052	3,948	9,000	95,627
– Income on export financing (1)	12,175	12,943	25,118	22,272
– Income on foreign investments (2)	2,082	1,718	3,800	114,689
– Expenses from liabilities with foreign bankers (3) (Note 17c)	2,006	(19,919)	(17,913)	(557,490)
– Other	(73,503)	(75,534)	(149,037)	20,158
Total adjustments	(52,188)	(76,844)	(129,032)	(304,744)
Adjusted foreign exchange operations result	91,117	72,420	163,537	159,295

(1)	Classified in the item “Income on loan operations”;
(2)	Demonstrated in the item “Income on securities transactions”; and
(3)	Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowings and onlendings”.

b) Sundry

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

Tax credits (Note 34c)	7,893,939	7,513,914	6,072,231
Credit card operations	5,303,513	4,913,290	4,406,930
Borrowers by escrow deposits	3,926,400	3,836,464	3,167,264
Prepaid taxes	845,683	785,668	827,470
Sundry borrowers	719,321	753,027	326,207
Receivable securities and credits	591,364	615,492	692,771
Payments to be reimbursed	478,775	493,801	443,555
Borrowers due to purchase of assets	193,635	216,146	270,627
Other	247,466	225,242	223,910
Total	20,200,096	19,353,044	16,430,965

12) Other Assets

a) Non-operations assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2007		2006

			June	March	June
			30	31	30

Real estate	141,698	(47,885)	93,813	103,419	117,887
Goods subject to special conditions	92,613	(92,613)	–	–	–
Vehicles and similar	98,310	(28,858)	69,452	68,710	62,920
Inventories/storehouse	22,993	–	22,993	22,267	19,257
Machinery and equipment	11,735	(6,785)	4,950	4,806	2,374
Other	7,579	(6,375)	1,204	1,107	452
Total on June 30,2007	374,928	(182,516)	192,412
Total on March 31, 2007	389,872	(189,563)		200,309
Total on June 30, 2006	394,764	(191,874)			202,890

b) Prepaid expenses

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

Commission on the placement of financing (1)	880,246	822,636	751,380
Partnership agreement in the rendering of banking services (2)	583,425	537,545	306,765
Insurance selling expenses (3)	283,004	270,816	257,715
Insurance expenses and other costs on funding abroad (4)	62,770	67,565	82,491
Advertising expenses (5)	75,690	52,509	64,571
Other	54,820	51,847	79,430
Total	1,939,955	1,802,918	1,542,352
(1)	Commissions paid to storekeepers and car dealers;
(2)	Amounts paid for the rendering of banking services;
(3)	Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4)	Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors; and
(5)	Prepaid advertising expenses, whose disclosure in the media will occur in the future.

13) Investments

a) Movement of investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements.

Investments in branches and subsidiaries abroad	R$ thousand

	Balance on	Movement in	Balance on	Balance on	Balance on
	12.31.2006	the period (1)	6.30.2007	3.31.2007	6.30.2006

Banco Bradesco S.A. Grand Cayman Branch	7,946,515	(691,330)	7,255,185	7,717,738	5,436,363
Bradport SGPS, Sociedade Unipessoal, Lda.	525,089	51,993	577,082	528,669	399,376
Banco Bradesco S.A. New York Branch	339,581	(23,992)	315,589	332,778	330,968
Banco Bradesco Luxembourg S.A.	306,517	(21,454)	285,063	298,577	301,906
Cidade Capital Markets Limited	72,749	(5,271)	67,478	70,705	71,214
Bradesco Securities, Inc.	48,369	(7,842)	40,527	45,953	47,988
Banco Bradesco Argentina S.A.	35,952	22,770	58,722	34,285	35,273
Banco Boavista S.A. Nassau Branch	18,836	(1,560)	17,276	18,251	18,683
Bradesco Argentina de Seguros S.A.	10,408	990	11,398	10,726	12,615
Bradesco International Health Service, Inc.	177	61	238	170	213
Imagra Overseas Ltd. (Amex Brasil)	1,842	(171)	1,671	1,767	1,877
Total	9,306,035	(675,806)	8,630,229	9,059,619	6,656,476

(1)	Represented by the negative foreign exchange variation in the amount of R$869,551 thousand, equity accounting in the amount of R$187,155 thousand, mark-to-market adjustment of securities available for sale in the amount of R$6,590 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2007		2006

	June	March	June
	30	31	30

• IRB-Brasil Resseguros S.A.	381,581	361,395	346,871
• Bradesco Templeton Asset Management Ltda. (1)	–	–	32,604
• BES Investimento do Brasil S.A.	24,617	22,826	20,425
• NovaMarlim Participações S.A.	12,393	15,123	17,769
• Marlim Participações S.A.	8,144	10,111	12,707
• Others	219	958	547
Total in affiliated companies	426,954	410,413	430,923
– Tax incentives	329,041	328,067	325,631
– Banco Espírito Santo S.A. (2)	–	–	399,121
Other investments	189,215	282,342	289,532
Provision for:
Tax incentives	(291,485)	(290,963)	(279,680)
Other investments	(68,595)	(68,161)	(120,695)
Overall total of consolidated investments	585,130	661,698	1,044,832

(1)	Investment sold in July 2006; and
(2)	Investment transferred to current assets in December 2006.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the 1st half of 2007 – R$16,094 thousand (1st half of 2006 – R$34,480 thousand), 2nd quarter of 2007 – R$4,505 thousand (1st quarter of 2007 – R$11,589 thousand).

Companies	R$ thousand

	Capital stock	Adjusted stockholders´ equity	Number of stocks/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)
							Adjustment resulting from evaluation (4)

			Common	Preferred			2007			2006

							2nd Quarter	1st Quarter	1st Half	1st Half

IRB-Brasil Resseguros S.A. (1)	1,030,000	1,796,206	–	212	21.24%	70,163	1,752	13,151	14,903	–
NovaMarlim Participações S.A. (1)	64,350	72,168	22,100	–	17.17%	7,833	647	698	1,345	3,698
Marlim Participações S.A. (1)	54,549	68,811	10,999	21,998	11.84%	(15,660)	391	(2,245)	(1,854)	3,936
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	80,000	123,085	7,992	7,992	19.99%	9,377	1,791	84	1,875	1,590
American BankNote S.A. (2)	–	–	–	–	–	–	–	–	–	2,113
Bradesco Templeton Asset Management Ltda. (3)	–	–	–	–	–	–	–	–	–	23,419
Other Companies							(76)	(99)	(175)	(276)
Total of non - consolidated investees							4,505	11,589	16,094	34,480

(1)	Unaudited data related to May 31, 2007;
(2)	Investment transferred to current assets and partially sold in 2006;
(3)	Investment sold in July 2006; and
(3)	Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2007		2006

				June 30	March 31	June 30

Real estate in use:
– Buildings	4%	607,730	(362,473)	245,257	292,015	348,230
– Land	–	439,133	–	439,133	407,965	407,440
Facilities, furniture and equipment in use	10%	2,216,735	(1,285,974)	930,761	911,502	877,702
Security and communications systems	10%	145,475	(87,945)	57,530	49,761	48,806
Data processing systems	20 to 50%	1,694,671	(1,256,251)	438,420	456,708	379,348
Transport systems	20%	28,330	(15,750)	12,580	14,352	9,384
Construction in progress	–	63,841	–	63,841	83,673	4,490
Subtotal	–	5,195,915	(3,008,393)	2,187,522	2,215,976	2,075,400
Leased Assets	–	40,468	(12,306)	28,162	17,864	15,911
Total on June 30, 2007		5,236,383	(3,020,699)	2,215,684
Total on March 31, 2007		5,329,523	(3,095,683)		2,233,840
Total on June 30, 2006		5,075,223	(2,983,912)			2,091,311

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,205,034 thousand (March 31, 2007 – R$1,161,041 thousand and June 30, 2006 – R$1,108,382 thousand) based on appraisal reports prepared by independent experts in 2007, 2006 and 2005.

The fixed assets to stockholders’ equity ratio, in relation to “economic-financial consolidated” reference stockholders’ equity is 8.49% (March 31, 2007 – 11.45% and June 30, 2006 16.40%), and the “financial consolidated” basis is 47.43% (March 31, 2007 – 49.23% and June 30, 2006 – 48.03%), within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have a high liquidity and a low fixed assets to stockholders’ equity ratio, with the consequent increase in the fixed assets to stockholders’ equity ratio of the “financial consolidated”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on own capital to financial companies or corporate restructuring between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

In the 1st half of 2007, goodwill calculated by the acquisition of investments basically represented by Josema Administração e Participações S.A. (parent company of Credifar S.A. Crédito, Financiamento e Investimento) in the amount of R$181,474 thousand, was fully amortized.

In the 2nd half of 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to stockholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2007		2006

			June 30	March 31	June 30

Systems development	1,663,435	(968,207)	695,228	660,195	584,579
Other deferred expenditures	19,195	(17,033)	2,162	1,642	3,086
Total on June 30, 2007	1,682,630	(985,240)	697,390
Total on March 31, 2007	1,612,739	(950,902)		661,837
Total on June 30, 2006	1,471,572	(883,907)			587,665

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

						R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

• Demand deposits (1)	21,019,183	–	–	–	21,019,183	20,115,520	16,645,884
• Savings deposits (1)	28,405,401	–	–	–	28,405,401	27,608,759	24,834,740
• Interbank deposits	59,356	120,829	50,795	–	230,980	157,625	162,763
• Time deposits (2)	1,921,587	4,536,475	4,221,920	21,679,693	32,359,675	35,686,702	36,435,005
• Other deposits (3)	585,379	–	–	–	585,379	593,290	277,429
Total on June 30, 2007	51,990,906	4,657,304	4,272,715	21,679,693	82,600,618
%	62.9	5.6	5.2	26.3	100.0
Total on March 31, 2007	51,396,868	5,940,293	4,469,973	22,354,762		84,161,896
%	61.1	7.0	5.3	26.6		100.0
Total on June 30, 2006	47,441,121	3,309,528	4,215,165	23,390,007			78,355,821
%	60.5	4.2	5.4	29.9			100.0

(1)	Classified as up to 30 days without considering average historical turnover;
(2)	It considers the maturities established in investments; and
(3)	Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

b) Federal funds purchased and securities sold under agreements to repurchase

						R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

Own portfolio	10,386,735	1,708,636	2,330,046	17,927,833	32,353,250	29,352,132	14,138,646
• Government bonds	7,766,770	33,852	352,445	87,506	8,240,573	5,868,453	97,342
• Private securities – CDB	–	–	–	–	–	–	473,046
• Debentures of own issuance	1,049,447	1,649,826	1,977,601	17,254,757	21,931,631	19,634,592	12,644,092
• Foreign	1,570,518	24,958	–	585,570	2,181,046	3,849,087	924,166
Third party portfolio (1)	19,350,502	–	–	–	19,350,502	20,077,321	14,541,625
Unrestricted notes portfolio (1)	196,965	1,855,229	–	–	2,052,194	1,471,969	577,383
Total on June 30, 2007(2)	29,934,202	3,563,865	2,330,046	17,927,833	53,755,946
%	55.7	6.6	4.3	33.4	100.0
Total on March 31, 2007	27,036,156	5,252,883	1,440,529	17,171,854		50,901,422
%	53.1	10.3	2.9	33.7		100.0
Total on June 30, 2006	15,137,809	1,955,824	417,896	11,746,125			29,257,654
%	51.7	6.7	1.4	40.2			100.0

(1)	Represented by government bonds; and
(2)	This includes R$11,576,561 thousand (March 31, 2007 – R$10,571,439 thousand and June 30, 2006 – R$5,175,495 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a and 8b).

c) Funds from issuance of securities

						R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Securities – Local:
• Exchange acceptances	800	945	162	5,020	6,927	–	–
• Mortgage notes	74,278	635,951	160,843	4,082	875,154	879,114	845,233
• Debentures (1)	–	49,154	–	2,552,100	2,601,254	2,683,633	2,615,059
Subtotal	75,078	686,050	161,005	2,561,202	3,483,335	3,562,747	3,460,292
Securities – Foreign: (2)
• Eurobonds	–	–	–	–	–	3,816	428,798
• Euronotes	–	–	–	–	–	–	2,281
• MTN Program Issues	82,629	561,285	582,989	225,961	1,452,864	1,459,578	1,255,658
• Securitization of future flow of money orders received from abroad (d)	4,509	52,493	53,758	1,247,871	1,358,631	458,330	569,360
• Securitization of future flow of credit card bill receivables from
foreign cardholders (d)	948	42,404	43,617	263,349	350,318	394,467	484,651
Subtotal	88,086	656,182	680,364	1,737,181	3,161,813	2,316,191	2,740,748
Total on June 30, 2007	163,164	1,342,232	841,369	4,298,383	6,645,148
%	2.4	20.2	12.7	64.7	100.0
Total on March 31, 2007	163,763	695,599	1,192,266	3,827,310		5,878,938
%	2.8	11.8	20.3	65.1		100.0
Total on June 30, 2006	186,023	1,240,046	404,924	4,370,047			6,201,040
%	3.0	20.0	6.5	70.5			100.0

(1)	This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on May 1, 2011 and has a 102% of CDI remuneration, whose installment referring to interest is classified in the short term; and
(2)	These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution no. 2,770 for:
(i)	onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii)	foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.
The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.
We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Compensation % p.a.		Total

					2007		2006

					June	March	June
					30	31	30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	223,545	303,426	351,775
flow of money	7.28.2004	305,400	8.20.2012	4.685	170,410	154,904	217,585
orders received	6.11.2007	481,550	5.20.2014	libor + 0.225	481,550	–	–
from abroad	6.11.2007	481,550	5.20.2014	libor + 0.550	483,126	–	–
Total		1,863,762			1,358,631	458,330	569,360
Securitization of future
flow of credit
card bills receivables
from foreign cardholders
abroad	7.10.2003	800,818	6.15.2011	5.684	350,318	394,467	484,651
Total		800,818			350,318	394,467	484,651

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

				R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Savings deposits	497,593	500,124	997,717	939,956
Time deposits	1,195,942	1,227,929	2,423,871	2,625,367
Federal funds purchased and securities sold under agreements to repurchase	1,466,996	1,337,205	2,804,201	2,007,906
Funds from issuance of securities	165,402	191,115	356,517	423,738
Allocation of exchange variation of branches and subsidiaries abroad	(639,334)	(410,554)	(1,049,888)	(584,321)
Other funding expenses	45,055	38,821	83,876	140,124
Subtotal	2,731,654	2,884,640	5,616,294	5,552,770
Expenses for price-level restatement and interest on technical provisions for
insurance, private pension plans and certificated savings plans	1,096,964	1,043,589	2,140,553	1,958,429
Total	3,828,618	3,928,229	7,756,847	7,511,199

17) Borrowings and Onlendings

a) Borrowings

						R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

Local	367	87	106	405	965	1,041	22,634
• Official institutions	18	87	106	405	616	696	934
• Other institutions	349	–	–	–	349	345	21,700
Foreign	818,609	3,086,293	2,368,537	265,564	6,539,003	6,956,313	5,479,393
Total on June 30, 2007	818,976	3,086,380	2,368,643	265,969	6,539,968
%	12.5	47.2	36.2	4.1	100.0
Total on March 31, 2007	732,392	3,222,461	2,752,458	250,043		6,957,354
%	10.5	46.3	39.6	3.6		100.0
Total on June 30, 2006	1,113,241	1,453,883	2,575,529	359,374			5,502,027
%	20.2	26.4	46.9	6.5			100.0

b) Onlendings

						R$ thousand

			2007				2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Local	277,690	2,138,905	3,000,632	7,202,307	12,619,534	11,667,138	9,983,243
• National Treasury	–	–	33,550	–	33,550	79,705	17,535
• BNDES	42,416	1,206,115	1,845,999	2,923,731	6,018,261	5,323,302	4,675,206
• CEF	1,599	4,937	5,728	71,987	84,251	73,703	64,750
• Finame	233,675	927,522	1,115,025	4,205,641	6,481,863	6,188,641	5,223,353
• Other institutions	–	331	330	948	1,609	1,787	2,399
Foreign
• Subject to onlendings to housing loan borrowers	5,513	–	–	–	5,513	10,045	182
Total on June 30, 2007	283,203	2,138,905	3,000,632	7,202,307	12,625,047
%	2.2	17.0	23.8	57.0	100.0
Total on March 31, 2007	439,208	1,476,668	3,346,003	6,415,304		11,677,183
%	3.8	12.6	28.7	54.9		100.0
Total on June 30, 2006	295,913	1,407,242	2,188,609	6,091,661			9,983,425
%	3.0	14.1	21.9	61.0			100.0

c) Expenses from borrowings and onlendings

				R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Borrowings:
• Local	103	43	146	230
• Foreign	27,845	23,623	51,468	63,359
Subtotal borrowings	27,948	23,666	51,614	63,589

Local onlendings:
• National treasury	809	1,433	2,242	1,456
• BNDES	108,723	106,272	214,995	185,891
• CEF	1,791	1,750	3,541	2,931
• Finame	138,366	124,210	262,576	285,807
• Other institutions	41	43	84	155
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	(2,006)	19,919	17,913	557,490
• Other expenses with foreign onlendings	(201,298)	(68,081)	(269,379)	(1,002)
Subtotal onlendings	46,426	185,546	231,972	1,032,728

Allocation of exchange variation of branches and subsidiaries abroad	266,829	155,371	422,200	(61,780)

Total	341,203	364,583	705,786	1,034,537

18) Contingent Assets and Liabilities and Legal Liabilities – Tax And Social Security

a) Contingent Assets

Contingent assets were not recognized on an accounting basis in the period, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income - (ILL) R$353,390 thousand: it pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law no. 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court; and

– Social Integration Program – (PIS) R$101,756 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws no. 2,445 and no. 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law no. 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable losses and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity; and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. The amount of the labor claims is provisioned based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of information about debtors in the restricted credit registry. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Approximately 60% of the lawsuits were brought at the small claims court, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– CSLL – R$1,185,652 thousand: questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– Cofins – R$1,312,320 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law no. 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law no. 9,718/98;

– CSLL – R$458,636 thousand: it pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers;

– INSS Autonomous Brokers – R$493,541 thousand: it discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law no. 8,212/91, with new wording in Law no. 9,876/99;

– IRPJ/Credit Losses – R$571,103 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law no. 9,430/96 which only apply to the provisory losses; and

– PIS – R$246,553 thousand: it pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included financial revenues.

IV – Provisions divided by nature

			R$ thousand

	2007		2006

	June	March	June
	30	31	30

Labor proceedings	1,244,548	1,240,529	1,010,747
Civil proceedings	872,299	863,238	871,522
Subtotal (1)	2,116,847	2,103,767	1,882,269
Tax and social security (2)	6,046,665	5,648,675	4,625,836
Total	8,163,512	7,752,442	6,508,105

(1)	Note 20b; and
(2)	Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions

			R$ thousand

	2007

	Labor	Civel	Tax and social security (1)

At the beginning of the period	1,267,579	872,429	5,084,445
Monetary restatement	77,360	10,297	192,474
Constitutions	131,318	169,093	810,568
Reversals	(4,741)	(15,366)	(9,300)
Acquired/granted balance	–	(1,951)	–
Payments	(226,968)	(162,203)	(31,522)
At the end of the period	1,244,548	872,299	6,046,665

(1)	It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal is related to leasing companies’ ISSQN, in the amount of R$130,942 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	Amount of the operation	Maturity	Compensation		R$ thousand

					2007		2006

					June 30	March 31	June 30

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,257,979	1,222,591	1,111,593
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	98,518	95,566	86,396
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	439,639	426,967	387,281
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,122,638	1,088,672	983,328
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	72,965	70,882	64,355
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	141,009	137,004	124,447
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	143,698	139,616	126,820
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	291,539	283,217	257,137
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,213,553	1,178,071	1,067,046
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,409,391	1,368,183	1,239,241
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	842,543	817,908	740,826
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,249,682	1,213,489	1,100,173
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	14,733	14,308	–
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	570,944	554,409	–
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,588	5,427	–
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,012,962	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	312,541	303,191	315,739
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	306,034	316,094	307,637
Subtotal in Brazil		7,669,751			10,505,956	9,235,595	7,912,019
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	10.25% rate p.a.	288,017	314,337	323,058
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	262,175	285,701	294,258
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	8.75% rate p.a.	973,814	1,058,822	1,093,305
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	591,173	633,134	626,800
Subordinated debt (DOLLAR) (2)	June/2005	720,870	–	8.875% rate p.a.	581,848	619,366	653,772
Subtotal abroad		3,626,433			2,697,027	2,911,360	2,991,193
Overall total		11,296,184			13,202,983	12,146,955	10,903,212

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)	In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by the Brazilian Central Bank that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

			R$ thousand

	2007		2006

	June	March	June
	30	31	30

Provision for tax risks (Note 18b IV)	6,046,665	5,648,675	4,625,836
Provision for future taxable income	1,590,367	1,448,464	1,036,818
Taxes and contributions on profits payable	1,535,612	830,371	1,130,530
Taxes and contributions collectible	452,056	467,115	442,486
Total	9,624,700	8,394,625	7,235,670

b) Sundry

			R$ thousand

	2007		2006

	June	March	June
	30	31	30

Credit card operations	4,838,578	4,380,419	2,959,706
Provision for accrued liabilities	2,676,272	2,549,046	2,565,412
Provision for contingent liabilities (civil and labor) (Note 18b IV)	2,116,847	2,103,767	1,882,269
Sundry creditors	1,309,489	1,194,643	991,329
Liabilities for acquisition of assets and rights	129,470	137,589	56,244
Official operating agreements	91,884	82,268	17,266
Other	276,721	224,259	193,926
Total	11,439,261	10,671,991	8,666,152

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

											R$ thousand

	Insurance			Life and Private Pension Plans (1)			Certicated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Current and long-term liabilities
Mathematical provision for benefits
to be granted	–	–	–	36,731,223	35,120,986	30,743,738	–	–	–	36,731,223	35,120,986	30,743,738
Mathematical provision for benefits
granted	–	–	–	3,656,719	3,546,122	3,311,228	–	–	–	3,656,719	3,546,122	3,311,228
Mathematical provision for redemptions	–	–	–	–	–	–	1,903,466	1,845,133	1,780,055	1,903,466	1,845,133	1,780,055
IBNR Provision	1,229,138	1,261,926	1,369,378	397,941	421,613	346,544	–	–	–	1,627,079	1,683,539	1,715,922
Unearned premiums provision	1,432,225	1,436,446	1,392,849	41,030	37,174	35,049	–	–	–	1,473,255	1,473,620	1,427,898
Contribution insufficiency provision (2)	–	–	–	2,120,221	2,085,529	1,099,733	–	–	–	2,120,221	2,085,529	1,099,733
Provision for unsettled claims	713,031	678,478	565,188	517,186	486,501	404,039	–	–	–	1,230,217	1,164,979	969,227
Financial fluctuation provision	–	–	–	562,471	572,039	617,079	–	–	–	562,471	572,039	617,079
Financial surplus provision	–	–	–	400,401	365,157	353,384	–	–	–	400,401	365,157	353,384
Provision for draws and redemptions	–	–	–	–	–	–	380,334	384,541	350,184	380,334	384,541	350,184
Provision for contingencies	–	–	–	–	–	–	12,166	29,302	43,360	12,166	29,302	43,360
Provision for administrative expenses	–	–	–	228,878	389,918	379,282	67,178	61,400	53,387	296,056	451,318	432,669
Other provisions (3)	1,752,972	1,525,301	818,026	752,934	404,935	284,035	–	–	–	2,505,906	1,930,236	1,102,061

Total provisions	5,127,366	4,902,151	4,145,441	45,409,004	43,429,974	37,574,111	2,363,144	2,320,376	2,226,986	52,899,514	50,652,501	43,946,538

(1)	Includes the insurance operations for individuals and private pension plans;
(2)	The contribution insufficiency provision is calculated according to the biometric table AT-2000 and at interest rate of 4.5% p.a.; and
(3)	Refer basically to the technical provision in the “individual health” portfolio created: (i) to set out the leveling of premiums of insured persons above 59 years of age prior to Law no. 9,656/98; (ii) to set out the remission benefits; and (iii) to cover the difference between the amounts resulting from the investment in premiums of readjustments annually authorized by ANS and the amounts calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events. The technical notes of these provisions were approved by ANS.

b) Technical provisions by product

											R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total
	2007		2006	2007		2006	2007		2006	2007		2006

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Health (1)	2,743,924	2,501,517	1,795,664	–	–	–	–	–	–	2,743,924	2,501,517	1,795,664
Auto/RCF	1,740,629	1,769,386	1,665,280	–	–	–	–	–	–	1,740,629	1,769,386	1,665,280
Dpvat	76,716	70,933	173,208	114,423	109,456	92,408	–	–	–	191,139	180,389	265,616
Life	37,141	36,015	33,254	1,829,785	1,638,241	1,327,550	–	–	–	1,866,926	1,674,256	1,360,804
Basic lines	528,956	524,300	478,035	–	–	–	–	–	–	528,956	524,300	478,035
Unrestricted benefits generating plan – PGBL	–	–	–	8,697,886	8,368,566	7,291,906	–	–	–	8,697,886	8,368,566	7,291,906
Long-term life insurance – VGBL	–	–	–	21,059,117	19,762,835	15,390,875	–	–	–	21,059,117	19,762,835	15,390,875
Traditional plans	–	–	–	13,707,793	13,550,876	13,471,372	–	–	–	13,707,793	13,550,876	13,471,372
Certificated savings plans	–	–	–	–	–	–	2,363,144	2,320,376	2,226,986	2,363,144	2,320,376	2,226,986
Total technical provisions	5,127,366	4,902,151	4,145,441	45,409,004	43,429,974	37,574,111	2,363,144	2,320,376	2,226,986	52,899,514	50,652,501	43,946,538

(1)	See Note 21a, items 3.

c) Guarantees of technical provisions

											R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total
	2007		2006	2007		2006	2007		2006	2007		2006

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Investment fund quotas (VGBL and PGBL)	–	–	–	29,757,003	28,131,401	22,682,781	–	–	–	29,757,003	28,131,401	22,682,781
Investment fund quotas
(except for VGBL and PGBL)	4,728,747	4,539,518	3,610,202	11,432,682	11,485,464	10,299,075	2,136,131	2,060,034	2,036,630	18,297,560	18,085,016	15,945,907
Government bonds	72,435	63,526	172,587	2,355,166	2,327,838	3,412,487	–	–	141	2,427,601	2,391,364	3,585,215
Private securities	2,591	2,547	16,240	464,237	457,760	479,669	117,420	110,600	98,653	584,248	570,907	594,562
Stocks	1,517	1,175	1,543	1,437,738	1,067,555	685,665	158,964	199,055	140,648	1,598,219	1,267,785	827,856
Credit rights	481,775	422,359	440,175	–	–	–	–	–	–	481,775	422,359	440,175
Real estate	11,236	18,787	16,948	–	–	1,289	10,731	10,797	10,996	21,967	29,584	29,233
Deposits retained at IRB and court deposits	43,740	46,092	67,353	47,177	43,883	36,262	–	–	–	90,917	89,975	103,615
Total guarantees of technical provisions	5,342,041	5,094,004	4,325,048	45,494,003	43,513,901	37,597,228	2,423,246	2,380,486	2,287,068	53,259,290	50,988,391	44,209,344

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

				R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Premiums issued	2,382,975	2,228,364	4,611,339	4,386,648
Supplementary private pension contributions (including VGBL)	2,362,911	2,307,458	4,670,369	3,693,700
Revenues from certificated savings plans	401,935	342,829	744,764	665,568
Coinsurance premiums granted	(62,112)	(44,250)	(106,362)	(40,943)
Refunded premiums	(30,961)	(33,293)	(64,254)	(59,258)
Net premiums issued	5,054,748	4,801,108	9,855,856	8,645,715
Redeemed premiums	(1,050,811)	(1,037,579)	(2,088,390)	(1,580,078)
Reinsurance premiums granted, consortia and funds	(161,269)	(157,558)	(318,827)	(319,997)
Retained premiums for insurance, private pension plans and
certificated savings plans	3,842,668	3,605,971	7,448,639	6,745,640

22) Minority Interest in Subsidiaries

			R$ thousand

	2007		2006

	June	March	June
	30	31	30

Indiana Seguros S.A.	52,323	51,363	44,463
Banco Alvorada S.A.	6,327	6,083	5,829
Baneb Corretora de Seguros S.A.	3,486	3,392	3,209
BEC S.A. (1)	–	–	1,408
Other minority stockholders	421	125	146
Total	62,557	60,963	55,055

(1)	Acquisition of stocks from BEC S.A.’s minority stockholders in 3Q06.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2007		2006

	June	March	June
	30	31	30

Common stocks	1,000,866,112	1,000,866,112	489,914,304
Preferred stocks	1,001,454,936	1,001,454,936	489,908,838
Subtotal	2,002,321,048	2,002,321,048	979,823,142
Treasury (common stocks)	(780,800)	(780,800)	(597,500)
Treasury (preferred stocks)	(372,800)	(180,800)	(400)
Total outstanding stocks	2,001,167,448	2,001,359,448	979,225,242

b) Movement of capital stock:

		Number

	Common	Preferred	Total

Outstanding stocks held on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks acquired and not cancelled	(28,800)	(174,400)	(203,200)
100% bonus	500,042,656	500,637,068	1,000,679,724
Outstanding stocks held on March 31, 2007	1,000,085,312	1,001,274,136	2,001,359,448
Stocks acquired and not cancelled	–	(192,000)	(192,000)
Outstanding stocks held on June 30, 2007	1,000,085,312	1,001,082,136	2,001,167,448

The Special Stockholders’ Meeting held on October 5, 2006 resolved to increase the capital stock by R$1,200,000 thousand, by means of the issuance of 21,818,182 new stocks, all non-par registered, book entry stocks, 10,909,152 of which are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of the private subscription by stockholders from October 19 to November 20, 2006, in the proportion of 2.226746958% on the stock position which each one had on the date of the meeting. The stockholders paid up the subscribed stocks on December 7, 2006, which correspond to 96.41% of stocks issued; the remaining stocks equivalent to 3.59% of the total offer were sold in an auction carried out on December 4, 2006 in Bovespa, and the financial settlement also occurred on December 7. The exceeding of the amount destined to the capital stock formation, in the amount of R$18,295 thousand, calculated by the difference between the issuance price and the sale price of stocks in auction, was recorded in the item “Capital Reserve – Stocks Goodwill”. The proceeding was ratified by Bacen on January 2, 2007.

The Special Stockholders’ Meeting held on March 12, 2007 resolved on a R$3,800,000 thousand increase in the capital stock, raising it from R$14,200,000 thousand to R$18,000,000 thousand, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to Company’s stockholders, free of charge, as a bonus, one new stock of the same type for each stock owned. 1,000,679,724 non-par registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one new DR for each DR owned, which continued to be traded in the proportion of one preferred stock to one DR, in the respective markets.

c) Interest on own capital/dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of Paragraph 1, item II of Article 17 of Law no. 6,404/1976, as amended in Law no. 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total correspond to, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The Board of Directors’ Meeting held on February 7, 2007 resolved on the approval of the Board of Executive Officers to increase by 10% the amount of the monthly interest on own capital paid to stockholders in advance pursuant to the monthly compensation system, raising it from R$0.032775000 to R$0.036052500, related to common stocks, and from R$0.036052500 to R$ 0.039657750, referring to preferred stocks, to become effective as from the interest on own capital referring to March 2007 paid on 4.2.2007, benefiting the stockholders who were registered at the Company’s records as of 3.1.2007.

The stocks resulting from the bonus resolved at the Special General Meeting held on March 12, 2007 are entitled to monthly dividends and/or interest on own capital, and, occasionally, supplementary dividends declared after March 23, 2007, but did not entail an increase in the distribution of the latter, as they aim solely at improving their liquidity. Thus, the amount of monthly interest on own capital, declared after March 23, 2007, was adjusted, decreasing from R$0.036052500 to R$0.018026250 per common stock, and from R$0.039657750 to R$0.019828875 per preferred stock, so that stockholders continue to receive an equal amount of interest on own capital.

At a Special Meeting held on March 5, 2007, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of dividends supplementary to the interest on own capital and dividends corresponding to 2006 to stockholders, at the amount of R$0.038062452 per common stock and R$0.041868697 per preferred stock, whose payment was made on March 15, 2007.

At a meeting held on June 27, 2007, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends corresponding to 1H07 to stockholders, at the amount of R$0.153223130 per common stock and R$0.168545440 per preferred stock, whose payment was made on July 23, 2007.

The calculation of interest on own capital and dividends related to 1Q07 is shown as follows:

	R$ thousand	% (1)

Net income for the half	4,006,622
(+) Goodwill fully amortized, net of tax effects	119,773
Adjusted net income for the half	4,126,395
(-) Legal reserve	(206,320)
Adjusted calculation basis	3,920,075

Monthly interest on own capital, paid and payable	219,612
Supplementary interest on own capital provisioned (payable)	855,388
Interest on own capital (gross)	1,075,000
Withheld income tax on interest on own capital	(161,250)
Interest on own capital (net) in 1Q07	913,750
Supplementary dividends proposed (payable)	321,978
Interest on own capital (net) and dividends accrued in 1H07	1,235,728	31.52
Interest on own capital (net) accrued in 1H06	975,460	31.51

(1) Percentage of interest on own capita/dividends over calculation basis.

Interest on own capital was paid and provisioned, as follows:

Description	R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on own capital	0.091917	0.101108	188,978	28,347	160,631
Interim interest on own capital	0.163875	0.180263	336,991	50,549	286,442
Provisioned supplementary interest on own capital	0.302286	0.332515	621,631	93,244	528,387
Total in 1H06	0.558078	0.613886	1,147,600	172,140	975,460

Monthly interest on own capital	0.050801	0.055881	105,997	15,900	90,097
Provisioned supplementary interest on own capital	0.235542	0.259096	495,003	74,250	420,753
Total in 1Q07	0.286343	0.314977	601,000	90,150	510,850

Monthly interest on own capital	0.054079	0.059487	113,615	17,042	96,573
Provisioned supplementary interest on own capital	0.171512	0.188664	360,385	54,058	306,327
Interim dividends (2)	0.153223	0.168545	321,978	–	321,978
Total in 2Q07	0.378814	0.416696	795,978	71,100	724,878

Monthly interest on own capital	0.104880	0.115368	219,612	32,942	186,670
Provisioned supplementary interest on own capital	0.407054	0.447760	855,388	128,308	727,080
Interim dividends (2)	0.153223	0.168545	321,978	–	321,978
Total in 1H07	0.665157	0.731673	1,396,978	161,250	1,235,728

(1) Adjusted by 100% bonus; and
(2) Resolved by the Board of Directors on 6.27.2007, for payment on 7.23.2007.

d) Capital and Profit Reserves

	R$ thousand

	2007		2006

	June	March	June
	30	31	30

Capital reserves	55,459	55,178	36,456
Profit reserves	7,596,750	6,091,423	7,877,422
– Legal reserve (1)	1,487,923	1,372,858	1,191,509
– Statutory reserve (2)	6,108,827	4,718,565	6,685,913

(1) Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and

(2) With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock.

e) Treasury Stocks

Up to June 30, 2007, 780,800 common stocks and 372.800 preferred stocks were acquired and held in treasury (out of the preferred stocks, 180,800 before and 192,000 after the 100% bonus), totaling R$75,274 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$69.34011 and R$85.12395 before the bonus, and R$41.44318, R$44.77473 and R$ 46.81595 after the bonus.

24) Fee and Commission Income

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Checking accounts	583,432	573,921	1,157,353	1,004,653
Income on cards	580,627	557,389	1,138,016	703,161
Loan operations	468,111	441,077	909,188	739,203
Fund management	344,672	333,506	678,178	608,892
Charging	211,048	204,234	415,282	362,698
Interbank fees	78,575	76,099	154,674	143,363
Collections	66,267	69,788	136,055	119,858
Consortium management	56,730	53,380	110,110	92,067
Custody and brokerage services	56,632	48,562	105,194	76,750
Other	162,442	201,232	363,674	280,638
Total	2,608,536	2,559,188	5,167,724	4,131,283

25) Personnel Expenses

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Remuneration	783,909	723,206	1,507,115	1,393,795
Social charges	285,882	259,208	545,090	505,428
Benefits	324,081	315,053	639,134	600,696
Training	19,066	9,726	28,792	22,750
Employee profit sharing	133,951	123,834	257,785	189,937
Provision for labor proceedings	102,519	28,799	131,318	175,068
Total	1,649,408	1,459,826	3,109,234	2,887,674

26) Other Administrative Expenses

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Third-party services	379,349	338,443	717,792	536,149
Communication	231,901	220,250	452,151	376,081
Depreciation and amortization	133,500	132,818	266,318	222,521
Financial system services	128,486	123,014	251,500	224,192
Transport	124,233	124,147	248,380	236,933
Advertising and promotions	129,550	107,119	236,669	196,633
Rentals	99,699	95,849	195,548	163,526
Data processing	97,575	88,838	186,413	113,642
Assets maintenance and conservation	70,384	67,958	138,342	142,708
Security and vigilance	47,734	45,142	92,876	82,329
Materials	47,681	45,085	92,766	82,562
Assets leasing	45,960	44,753	90,713	110,505
Water, electricity and gas	45,147	45,158	90,305	81,706
Travels	17,380	13,811	31,191	34,694
Other	45,567	47,115	92,682	87,618
Total	1,644,146	1,539,500	3,183,646	2,691,799

27) Tax Expenses

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Cofins Contribution	374,448	356,758	731,206	654,122
Tax on services – ISS	83,797	82,772	166,569	141,294
CPMF Expenses	61,690	59,197	120,887	106,422
PIS Contributions	64,991	61,664	126,655	110,469
IPTU Expenses	4,368	19,942	24,310	21,010
Other	29,729	31,571	61,300	44,255
Total	619,023	611,904	1,230,927	1,077,572

28) Other Operating Income

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Other interest income	92,462	119,024	211,486	266,278
Reversal of other operating provisions	88,081	73,729	161,810	19,910
Income on sale of goods	12,413	33,336	45,749	25,659
Revenues from recovery of charges and expenses	14,123	15,558	29,681	71,108
Other	91,859	95,627	187,486	187,911
Total	298,938	337,274	636,212	570,866

29) Other Operating Expenses

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Other financial expenses	430,755	428,301	859,056	581,439
Sundry losses expenses	253,212	226,290	479,502	332,360
Cost of goods sold and services rendered	175,666	195,948	371,614	321,902
Expenses with operating provisions	91,679	73,377	165,056	228,640
Goodwill amortization	–	–	–	241,423
Other	225,453	218,860	444,313	307,731
Total	1,176,765	1,142,776	2,319,541	2,013,495

30) Non-Operating Income

	R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Result on sale and write-off of assets and investments (1)	604,681	4,148	608,829	(17,610)
Record/reversal of non-operating provisions	(12,271)	(2,778)	(15,049)	(24,013)
Other	10,928	(4,084)	6,844	21,127
Total	603,338	(2,714)	600,624	(20,496)

(1)	In 2007, it basically comprises the result of the partial sale of investment in Serasa.

31) Transactions with Parent Companies (Direct and Indirect)

The transactions with parent companies are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2007		2006	2007			2006

	June 30	March 31	June 30	2nd Quarter	1st Quarter	1st Half	1st Half

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Interest on own capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(82,083)	(7,462)	(6,636)	–	–	–	–
Fundação Bradesco	(32,678)	(3,435)	(3,265)	–	–	–	–

Demand deposits:
Fundação Bradesco	(13)	(436)	(318)	–	–	–	–
Elo Participações e Investimentos S.A.	(6)	(4)	(10)	–	–	–	–
Nova Cidade de Deus Participações S.A.	(4)	(1)	(1)	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(1)	–	(22)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(86,974)	(106,981)	(90,462)	(7,578)	(3,551)	(11,129)	(243)

Branch rentals:
Fundação Bradesco	–	–	–	(99)	(97)	(196)	(195)

Subordinated debts:
Fundação Bradesco	(429,154)	(344,393)	(266,733)	(11,084)	(8,845)	(19,929)	(19,446)
Cidade de Deus Companhia Comercial de Participações	(230,546)	(125,474)	(23,785)	(7,029)	(1,989)	(9,018)	(1,798)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any loss for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. Such risk has been observed by the market with an increasing severity, with a substantial technical evolution in the last years, aiming at avoiding, or at least minimizing, possible losses for institutions, taking into consideration the increase in the complexity of operations carried out in the country and abroad.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on June 30, 2007 and the position in foreign currency on March 31, 2007 and June 30, 2006:

				R$ thousand

	2007				2006

	June 30			March 31	June 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	287,069,988	258,370,830	28,699,158	29,360,573	26,413,875
Funds available	4,915,684	4,619,679	296,005	213,668	423,313
Interbank Investments	27,394,282	26,067,307	1,326,975	2,526,368	3,056,050
Securities and derivative financial instruments	103,577,387	97,021,948	6,555,439	6,310,710	7,541,412
Interbank and interdepartmental accounts	20,256,784	20,246,391	10,393	14,768	10,744
Loan and leasing operations	94,671,249	83,784,273	10,886,976	9,660,568	7,175,667
Other receivables and assets	36,254,602	26,631,232	9,623,370	10,634,491	8,206,689
Permanent assets	3,498,204	3,494,285	3,919	4,071	401,377
Investments	585,130	585,130	–	–	399,121
Property, plant and equipment in use and leased assets	2,215,684	2,211,898	3,786	3,925	1,757
Deferred charges	697,390	697,257	133	146	499
Total	290,568,192	261,865,115	28,703,077	29,364,644	26,815,252
Liabilities
Current and long-term liabilities	262,817,808	243,539,624	19,278,184	24,162,568	19,803,163
Deposits	82,600,618	80,395,928	2,204,690	3,707,391	3,340,809
Federal funds purchased and securities sold under agreements to repurchase	53,755,946	51,574,900	2,181,046	3,849,087	924,165
Funds from issuance of securities	6,645,148	3,229,451	3,415,697	2,602,731	2,740,747
Interbank and interdepartmental accounts	1,926,345	681,328	1,245,017	1,169,054	1,292,308
Borrowings and onlendings	19,165,015	12,247,644	6,917,371	7,311,401	5,806,669
Derivative financial instruments	2,124,188	2,072,852	51,336	68,974	246,582
Technical provision for insurance, private pension plans and certificated savings plans	52,899,514	52,890,988	8,526	9,875	11,243
Other liabilities:
– Subordinated debt	13,202,983	10,505,955	2,697,028	2,911,360	2,991,193
– Other	30,498,051	29,940,578	557,473	2,532,695	2,449,447
Future taxable income	173,303	173,303	–	–	–
Minority interest in consolidated subsidiaries	62,557	62,557	–	–	–
Stockholders’ equity	27,514,524	27,514,524	–	–	–
Total	290,568,192	271,290,008	19,278,184	24,162,568	19,803,163
Net position of assets and liabilities			9,424,893	5,202,076	7,012,089
Net position of derivatives (2)			(13,732,117)	(10,354,121)	(11,098,015)
Other memorandum accounts, net (3)			(223,088)	(21,944)	(86,524)
Net exchange position (liability)			(4,530,312)	(5,173,989)	(4,172,450)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show VaR as of June 30, 2007, March 31, 2007 and June 30, 2006:

	R$ thousand

	2007		2006

Risk factors	June	March	June
	30	31	30

Prefixed	26,083	13,343	15,114
Internal exchange coupon	930	467	8,609
Foreign currency	5,107	420	851
IGP-M	14,451	4,177	10,343
IPCA	59,679	37,787	40,855
Reference rate (TR)	4,550	6,110	6,164
Variable income	967	2,743	2,935
Sovereign/Eurobonds and Treasuries	17,493	20,861	41,098
Other	5,328	70	1,002
Correlated effect	(68,877)	(18,005)	(41,206)
VaR (Value at Risk)	65,711	67,973	85,765

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed differently, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the balance sheet by maturity on June 30, 2007:

					R$ thousand

	Up to 30	From 31 to	From 181 to	More than	Indeterminate	Total
	days	180 days	360 days	360 days

Assets
Current and long-term assets	161,273,154	37,610,712	27,376,577	60,809,545	–	287,069,988
Funds available	4,915,684	–	–	–	–	4,915,684
Interbank Investments	20,088,067	3,960,051	2,716,804	629,360	–	27,394,282
Securities and derivative financial instruments (1)	82,539,693	570,069	6,573,218	13,894,407	–	103,577,387
Interbank and interdepartmental accounts	19,846,301	4,787	2,250	403,446	–	20,256,784
Loan and leasing operations	13,808,165	29,676,207	15,932,875	35,254,002	–	94,671,249
Other receivables and assets	20,075,244	3,399,598	2,151,430	10,628,330	–	36,254,602
Permanent assets	250,188	155,111	186,101	1,906,464	1,000,340	3,498,204
Investments	–	–	–	–	585,130	585,130
Property, plant and equipment in use and leased assets	154,378	104,130	124,923	1,417,043	415,210	2,215,684
Deferred charges	95,810	50,981	61,178	489,421	–	697,390
Total on June 30, 2007	161,523,342	37,765,823	27,562,678	62,716,009	1,000,340	290,568,192
Total on March 31, 2007	161,404,494	41,646,168	21,543,480	56,273,237	1,076,908	281,944,287
Total on June 30, 2006	131,304,823	32,382,200	16,763,686	51,032,126	1,452,271	232,935,106

					R$ thousand

	Up to 30	From 31 to	From 181 to	More than	Indeterminate	Total
	days	180 days	360 days	360 days

Liabilities
Current and long-term liabilities	144,589,566	17,844,475	14,050,571	85,751,348	581,848	262,817,808
Deposits (2)	51,990,906	4,657,304	4,272,715	21,679,693	–	82,600,618
Federal funds purchased and securities sold under agreements to repurchase	29,934,202	3,563,865	2,330,046	17,927,833	–	53,755,946
Funds from issuance of securities	163,164	1,342,232	841,369	4,298,383	–	6,645,148
Interbank and interdepartmental accounts	1,926,345	–	–	–	–	1,926,345
Borrowings and onlendings	1,102,179	5,225,285	5,369,275	7,468,276	–	19,165,015
Derivative financial instruments	1,967,996	11,853	7,543	136,796	–	2,124,188
Technical provision for insurance, private pension plans and
certificated savings plans (2)	37,601,126	1,812,456	586,619	12,899,313	–	52,899,514
Other liabilities:
– Subordinated debt	36,538	18,575	–	12,566,022	581,848	13,202,983
– Other	19,867,110	1,212,905	643,004	8,775,032	–	30,498,051
Future taxable income	173,303	–	–	–	–	173,303
Minority interest in consolidated subsidiaries	–	–	–	–	62,557	62,557
Stockholders’ equity	–	–	–	–	27,514,524	27,514,524
Total on June 30, 2007	144,762,869	17,844,475	14,050,571	85,751,348	28,158,929	290,568,192
Total on March 31, 2007	140,354,034	18,833,371	16,034,259	80,013,639	26,708,984	281,944,287
Total on June 30, 2006	112,644,068	11,770,746	11,669,149	74,681,626	22,169,517	232,935,106

Accumulated net assets on June 30, 2007	16,760,473	36,681,821	50,193,928	27,158,589	–	–
Accumulated net assets on March 31, 2007	21,050,460	43,863,257	49,372,478	25,632,076	–	–
Accumulated net assets on June 30, 2006	18,660,755	39,272,209	44,366,746	20,717,246	–	–

(1)	Investments in investment funds are classified as up to 30 days; and
(2)	Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of June 30, 2007, March 31, 2007 and June 30, 2006:

Calculation Basis – Capital Adequacy Ratio (Basel)					R$ thousand

	2007				2006

	June 30		March 31		June 30

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	27,514,524	27,514,524	26,028,655	26,028,655	21,460,690	21,460,690
Decrease in tax credits – Bacen Res. 3,059	(78,917)	(78,917)	(78,917)	(78,917)	(149,154)	(149,154)
Decrease in deferred assets – Bacen Res. 3,444	(81,501)	(107,143)	(19,148)	(26,068)	–	–
Decrease in gains/losses of mark-to-market
adjustments in DPV and derivatives –
Bacen Res. 3,444	(251,757)	(251,757)	(262,905)	(262,905)	–	–
Minority interest/other	122,315	61,574	6,314	59,975	182,465	54,061
Reference stockholders’ equity – Tier I	27,224,664	27,138,281	25,673,999	25,720,740	21,494,001	21,365,597
Gains/losses sum of mark-to-market
adjustments in DPV and derivatives –
Bacen Resolution 3,444	251,757	251,757	262,905	262,905	–	–
Subordinated debt/other	10,350,651	10,351,634	9,550,439	9,551,427	9,650,262	9,651,255
Total reference stockholders’
equity – Tier II	10,602,408	10,603,391	9,813,344	9,814,332	9,650,262	9,651,255
Total reference stockholders’ equity
(Tier I + Tier II)	37,827,072	37,741,672	35,487,343	35,535,072	31,144,263	31,016,852
Risk weighted assets	208,231,161	234,318,460	199,823,423	225,789,125	166,798,013	187,850,722
Capital adequacy ratio	18.17%	16.11%	17.76%	15.74%	18.67%	16.51%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

					R$ thousand

	2nd Quarter/2007		1st Quarter/2006		June/2006 to June/2007

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference stockholders’ equity:
Starting period	35,487,343	35,535,072	35,108,743	35,045,676	31,144,263	31,016,852
• Net income for the period	2,301,305	2,301,305	1,705,317	1,705,317	5,928,278	5,928,278
• Interest on own capital/dividends	(795,978)	(795,978)	(601,000)	(601,000)	(2,408,950)	(2,408,950)
• Mark-to-market adjustment – TVM and derivatives	(11,142)	(11,142)	304,070	304,070	1,352,017	1,352,017
• Capital increase by subscription, stock incorporation and goodwill	–	–	–	–	1,218,295	1,218,295
• Subordinated debt	800,212	800,212	(860,623)	(860,623)	700,389	700,389
• Deferred assets	(62,353)	(81,075)	(19,148)	(26,068)	(81,501)	(107,143)
• Other	107,685	(6,722)	(150,016)	(32,300)	(25,719)	41,934
End of period	37,827,072	37,741,672	35,487,343	35,535,072	37,827,072	37,741,672
Movement in weighted assets:
Starting period	199,823,423	225,789,125	187,173,212	212,719,711	166,798,013	187,850,722
• Securities	1,131,228	2,502,192	4,163,741	6,133,943	6,842,986	15,492,660
• Loan operations	5,256,899	5,143,935	4,523.154	4,513,463	15,332,309	15,216,701
• Check clearing and related services	(91,707)	(91,707)	401,193	401,192	(80,284)	(80,284)
• Tax credit	1,305,846	1,140,075	857,508	684,639	3,835,821	5,675,835
• Risk (swap, market, interest and exchange rates)	(2,820,731)	(2,814,187)	(1,733,295)	(1,715,322)	3,434,489	3,453,305
• Memorandum accounts	1,532,514	1,504,971	1,407,597	1,414,651	4,269,587	4,260,706
• Other assets	2,093,689	1,144,056	3,030,313	1,636,848	7,798,240	2,448,815
• End of period	208,231,161	234,318,460	199,823,423	225,789,125	208,231,161	234,318,460

					In %

	2nd Quarter/2007		1st Quarter/2006		June/2006 to June/2007

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	17.76	15.74	18.76	16.48	18.67	16.51
Movement in the reference stockholders’ equity:	1.17	0.98	0.20	0.23	4.01	3.58
• Net income for the period	1.15	1.02	0.91	0.80	3.56	3.15
• Interest on own capital/dividends	(0.40)	(0.35)	(0.32)	(0.28)	(1.45)	(1.28)
• Mark-to-market adjustment – TVM and derivatives	(0.01)	(0.01)	0.16	0.15	0.81	0.72
• Capital increase by subscription, stock incorporation and goodwill	–	–	–	–	0.73	0.65
• Subordinated debt	0.40	0.36	(0.46)	(0.41)	0.42	0.37
• Other	0.03	(0.04)	(0.09)	(0.03)	(0.06)	(0.03)
Movement in weighted assets:	(0.76)	(0.61)	(1.20)	(0.97)	(4.51)	(3.98)
• Securities	(0.10)	(0.18)	(0.41)	(0.47)	(0.89)	(1.53)
• Loan operations	(0.49)	(0.37)	(0.42)	(0.32)	(1.77)	(1.29)
• Interbank accounts	0.01	0.01	(0.04)	(0.03)	0.01	0.01
• Tax credit	(0.11)	(0.07)	(0.07)	(0.05)	(0.35)	(0.41)
• Risk (swap, market, interest and exchange rates)	0.25	0.19	0.15	0.12	(0.30)	(0.24)
• Memorandum accounts	(0.14)	(0.11)	(0.13)	(0.09)	(0.41)	(0.32)
• Other assets	(0.18)	(0.08)	(0.28)	(0.13)	(0.80)	(0.20)
End of period	18.17	16.11	17.76	15.74	18.17	16.11

(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

b) Market value

The book value, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

							R$ thousand

				Unrealized Income (Loss) without tax effects

	Book Value	Market Value		In the Result		In Stockholders’ Equity
Portfolios

	2007				2006	2007		2006

	June 30		June	March	June	June	March	June
			30	31	30	30	31	30

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	103,577,387	105,117,181	4,475,511	4,056,501	1,715,375	1,539,794	1,103,877	789,106
– Adjustment of securities available for
sale (Note 8c II)	–	–	2,935,717	2,952,624	926,269	–	–	–
– Adjustment of securities held to
maturity (Note 8d item 7)	–	–	1,539,794	1,103,877	789,106	1,539,794	1,103,877	789,106
Loan and leasing operations (1)
(Notes 3e and 10)	108,191,182	108,655,006	463,824	411,672	386,642	463,824	411,672	386,642
Investments (2) (Notes 3h and 13)	585,130	587,433	2,303	1,816	58,408	2,303	1,816	58,408
Treasury stock (Note 23e)	75,274	55,889	–	–	–	(19,385)	(26,609)	(1,036)
Time deposits (Notes 3k and 16a)	32,359,675	32,358,885	790	4,841	88,929	790	4,841	88,929
Funds from issuance of securities (Note 16c)	6,645,148	6,636,726	8,422	(12,724)	(13,545)	8,422	(12,724)	(13,545)
Borrowings and onlendings
(Notes 17a and 17b)	19,165,015	19,153,106	11,909	(39,092)	31,935	11,909	(39,092)	31,935
Subordinated debt (Note 19)	13,202,983	13,674,083	(471,100)	(546,070)	(485,933)	(471,100)	(546,070)	(485,933)
Unrealized income without tax effects			4,491,659	3,876,944	1,781,811	1,536,557	897,711	854,506

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with loan granting features; and
(2)	Refer to stocks of publicly-held companies not considering the increment in investments in affiliated companies.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In case no quotation of market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;
  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and
  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased as from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution and defined benefit types, through Fundação Baneb de Seguridade Social – Bases (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary pension plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão –Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1H07 amounted to R$153,121 thousand (1H06 – R$149,801 thousand) and R$74,517 thousand in 2Q07 (1Q07 – R$78,604 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$667,926 thousand in 1H07 (1H06 – R$623,446 thousand) and R$343,147 thousand in 2Q07 (1Q07 – R$324,779 thousand).

34) Taxes on Income

a) Statement of calculation of taxes on income charges

				R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Income before taxes on income	3,374,448	2,463,708	5,838,156	4,567,039
Total charge of taxes on income at rates of 25% and 9%, respectively	(1,147,312)	(837,661)	(1,984,973)	(1,552,793)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	1,532	3,940	5,472	11,723
Exchange loss	(173,477)	(122,071)	(295,548)	(170,162)
Non-deductible expenses, net of non-taxable income	(41,988)	(36,968)	(78,956)	(77,007)
Tax credit recorded in prior periods	40,754	10,944	51,698	–
Interest on own capital (paid and payable)	134,918	132,892	267,810	277,007
Other amounts	113,880	93,600	207,480	81,612
Taxes on income for the period	(1,071,693)	(755,324)	(1,827,017)	(1,429,620)

b) Breakdown of taxes on income result

				R$ thousand

	2007			2006

	2nd Quarter	1st Quarter	1st Half	1st Half

Current taxes:
Taxes on income payable	(1,521,479)	(1,011,322)	(2,532,801)	(2,225,975)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	455,048	159,069	614,117	887,801

Use of opening balances of:
Negative basis of social contribution	(6,148)	(6,289)	(12,437)	(22,840)
Tax loss	(31,155)	(33,288)	(64,443)	(68,606)
Prior period’s tax credits were recorded on:
Negative basis of social contribution	8,401	1,343	9,744	–
Tax loss	26,230	3,729	29,959	–
Temporary additions	6,123	5,872	11,995	–

Constitution/utilization in the period on:
Negative basis of social contribution	(2,243)	33,299	31,056	–
Tax loss	(6,470)	92,263	85,793	–

Total deferred taxes	449,786	255,998	705,784	796,355

Taxes on income for the period	(1,071,693)	(755,324)	(1,827,017)	(1,429,620)

c) Origin of tax credits of deferred taxes on income

						R$ thousand

	Balance on	Acquisition	Amount	Amount	Balance on	Balance on	Balance on
	12.31.2006		recorded	realized	6.30.2007	3.31.2007	6.30.2006

Allowance for doubtful accounts	2,936,779	7,875	911,113	665,777	3,189,990	2,979,190	2,451,957
Provision for civil contingencies	253,646	29	63,135	38,036	278,774	258,685	202,291
Provision for tax contingencies	1,062,150	–	193,159	11,635	1,243,674	1,147,193	911,571
Provision for labor proceedings	424,086	–	66,030	82,847	407,269	406,514	336,192
Provision for depreciation on securities and investments	143,209	–	5,747	16,340	132,616	130,760	142,438
Provision for depreciation on non-operating assets	76,046	–	6,625	9,398	73,273	75,757	62,896
Mark-to-market adjustment of trading securities	108,315	–	128,245	108,151	128,409	105,762	102,987
Goodwill amortization	879,821	–	62,132	137,257	804,696	812,547	340,662
Provision for interest on own capital (1)	–	–	193,142	–	193,142	96,830	115,443
Other	138,862	–	102,297	36,072	205,087	174,617	235,341
Total tax credits over temporary differences	6,022,914	7,904	1,731,625	1,105,513	6,656,930	6,187,855	4,901,778
Tax losses and negative basis of social contribution	586,024	–	156,552	76,880	665,696	677,081	396,986
Subtotal	6,608,938	7,904	1,888,177	1,182,393	7,322,626	6,864,936	5,298,764
Social contribution – Provisional Measure no. 2,158-35 as
of 8.24.2001 (2)	657,034	–	–	85,721	571,313	648,978	773,467
Total tax credits (Note 11b)	7,265,972	7,904	1,888,177	1,268,114	7,893,939	7,513,914	6,072,231
Deferred tax liabilities (Note 34f)	1,276,713	–	613,509	299,855	1,590,367	1,448,464	1,036,818
Net tax credits of deferred tax liabilities	5,989,259	7,904	1,274,668	968,259	6,303,572	6,065,450	5,035,413
– Percentage of net tax credits over total reference
stockholders’ equity (Note 32a)	17.1%				16.7%	17.1%	16.2%
– Percentage of net tax credits over total assets	2.3%				2.2%	2.1%	2.2%

(1)	Tax credit on interest on own capital is recorded up to the fiscal limit allowed; and
(2)	Realization of the amount of R$73,070 thousand is expected up to the end of the year. This amount will be recorded at the time of its actual use (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2,158-35

					R$ thousand

	Temporary differences		Tax losses and negative basis

	Income	Social	Income	Social	Total
	tax	contribution	tax	contribution

2007	1,383,849	475,582	47,269	12,814	1,919,514
2008	2,157,505	746,954	98,546	27,519	3,030,524
2009	1,007,062	330,770	125,355	55,512	1,518,699
2010	336,076	120,549	177,066	49,121	682,812
2011	71,698	25,528	30,139	27,429	154,794
2012 (1st half)	1,028	329	8,920	6,006	16,283
Total	4,957,218	1,699,712	487,295	178,401	7,322,626

	R$ thousand

	Social contribution tax credit M.P. 2,158–35

	2007	2008	2009	2010	2011	2012 to 2013	Total

Total	73,070	91,987	67,291	90,085	150,233	98,647	571,313

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$7,488,524 thousand (March 31, 2007 – R$6,950,342 thousand and June 30, 2006 – R$5,535,552 thousand), of which R$6,360,269 thousand (March 31, 2007 – R$5,789,169 thousand and June 30, 2006 – R$4,534,305 thousand) comprises temporary differences, R$612,460 thousand (March 31, 2007 – R$601,810 thousand and June 30, 2006 – R$355,402 thousand) comprises tax losses and negative basis of social contribution and R$515,795 thousand (March 31, 2007 – R$559,363 thousand and June 30, 2006 – R$645,845 thousand) comprises tax credit over social contribution – M.P. no. 2,158-35.

e) Unrecorded tax credits

The amount of R$365,038 thousand was not recorded as tax credit (March 31, 2007 – R$408,194 thousand and June 30, 2006 –R$555,285 thousand), which will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules.

f) Deferred tax liabilities

	R$ thousand

	2007		2006

	June 30	March 31	June 30

IRPJ, CSLL, PIS and Cofins on mark-to-market adjustments of derivative financial instruments	990,015	948,650	339,650
Depreciation supervenience	324,420	278,731	172,073
Operations in future liquidity market	33,428	34,764	331,675
Other	242,504	186,319	193,420
Total	1,590,367	1,448,464	1,036,818

35) Other Information

Bradesco Organization manages investment funds and portfolios, whose net equity on June 30, 2007 amount to R$161,281,733 thousand (March 31, 2007 – R$151,650.992 thousand and June 30, 2006 – R$137,648,633 thousand).

Management Bodies

Cidade de Deus, Osasco, SP, August 3, 2007.

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso
	Airton Celso Exel Andreolli	Lázaro de Mello Brandão
Vice-Chairman	Alexandre da Silva Glüher	Antônio Bornia
Antônio Bornia	Alfredo Antônio Lima de Menezes	Mário da Silveira Teixeira Júnior
	André Rodrigues Cano	Márcio Artur Laurelli Cypriano
Antônio Carlos Del Cielo
Members	Candido Leonelli	Audit Committee
Mário da Silveira Teixeira Júnior	Cassiano Ricardo Scarpelli
Márcio Artur Laurelli Cypriano	Clayton Camacho	Mário da Silveira Teixeira Júnior
João Aguiar Alvarez	Douglas Tevis Francisco	Hélio Machado dos Reis
Denise Aguiar Alvarez Valente	Fábio Mentone	Paulo Roberto Simões da Cunha
Raul Santoro de Mattos Almeida	Fernando Barbaresco	Yves Louis Jacques Lejeune
Ricardo Espírito Santo Silva Salgado	Jair Delgado Scalco
	Jean Philippe Leroy	Compliance and Internal Controls
Board of Executive Officers	José Luiz Rodrigues Bueno	Committee
José Maria Soares Nunes
Executive Officers	Josué Augusto Pancini	Mário da Silveira Teixeira Júnior
	Laércio Carlos de Araújo Filho	Milton Almicar Silva Vargas
Chief Executive Officers	Luiz Alves dos Santos	Domingos Figueiredo de Abreu
Márcio Artur Laurelli Cypriano	Luiz Carlos Angelotti	Roberto Sobral Hollander
	Luiz Carlos Brandão Cavalcanti Júnior	Nilton Pelegrino Nogueira
Executive Vice-Presidents	Luiz Fernando Peres
Laércio Albino Cezar	Marcelo de Araújo Noronha	Committee of Ethical Conduct
Arnaldo Alves Vieira	Marcos Bader
Luiz Carlos Trabuco Cappi	Maria Eliza Sganserla	Domingos Figueiredo de Abreu
Sérgio Socha	Mario Helio de Souza Ramos	Arnaldo Alves Vieira
Julio de Siqueira Carvalho de Araujo	Marlene Moran Millan	Milton Almicar Silva Vargas
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa	José Luiz Acar Pedro
José Luiz Acar Pedro	Moacir Nachbar Junior	Carlos Alberto Rodrigues Guilherme
Norberto Pinto Barbedo	Nilton Pelegrino Nogueira	Milton Matsumoto
	Octavio Manoel Rodrigues de Barros	Nilton Pelegrino Nogueira
	Ricardo Dias	Roberto Sobral Hollander
Managing Directors	Robert John van Dijk
Armando Trivelato Filho	Roberto Sobral Hollander	Executive Committee of Disclosure
Carlos Alberto Rodrigues Guilherme	Toshifumi Murata
José Alcides Munhoz	Walkíria Schirrmeister Marquetti	Milton Almicar Silva Vargas
José Guilherme Lembi de Faria		José Luiz Acar Pedro
Luiz Pasteur Vasconcellos Machado		Julio de Siqueira Carvalho de Araujo
Milton Matsumoto	Regional Directors	Carlos Alberto Rodrigues Guilherme
Odair Afonso Rebelato	Altair Antônio de Souza	José Guilherme Lembi de Faria
Aurélio Conrado Boni	Aurélio Guido Pagani	Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu	Cláudio Fernando Manzato	Luiz Carlos Angelotti
Paulo Eduardo D’Avila Isola	Fernando Antônio Tenório	Denise Pauli Pavarina de Moura
Ademir Cossiello	Luiz Carlos de Carvalho	Jean Philippe Leroy
Sérgio Alexandre Figueiredo Clemente	Márcia Lopes Gonçalves Gil	Antonio José da Barbara
Marcos Daré
	Paulo de Tarso Monzani	Fiscal Council
Tácito Naves Sanglard
Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Account-CRC (Regional Account Council) 1SP198208/O-5

Report of Independent Auditors	(A free translation from the original in Portuguese)

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of June 30, 2007 and 2006 and the related consolidated statements of income, of changes in stockholders' equity and of consolidated changes in financial position for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with auditing standards applicable in Brazil, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at June 30, 2007 and 2006 and the consolidated results of their operations, the changes in stockholders’ equity and the consolidated changes in their financial position for the six-month periods then ended, in accordance with accounting practices adopted in Brazil.

4. Our audits were conducted for the purpose of issuing our report on the financial statements referred to in paragraph one, taken as a whole. The statements of cash flows and of added value for the six-month periods ended June 30, 2007 and 2006, which are presented to provide additional information on Banco Bradesco S.A. and its subsidiaries, are not specifically required as an integral part of these financial statements, in accordance with accounting practices adopted in Brazil. These statements were subjected to the same audit procedures described in paragraph two and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized in the second half of 2006.

São Paulo, August 3, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Summary of the Audit Committee Report

Introduction

The Audit Committee, established in Banco Bradesco S.A. (Bradesco) Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed by Bradesco’s Special Meeting of the Board of Directors held on 3.12.2007, with a term of office valid until the 1st Board of Directors’ Meeting to be held after the Annual Stockholders’ Meeting of 2008, and its charter is available on the website www.bradesco.com.br, on the Corporate Governance page.

The Board of Directors of Bradesco opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the Grupo Bradesco de Seguros e Previdência companies (Insurance Group), pursuant to the 2004 CNSP Resolution 118 of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Certificated Savings Plans Companies and Supplementary Private Pension Plan open entities.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to the Companies registered in the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange are also included.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, including the Insurance Group companies, the observance of the internal and external rules, the effectiveness and independence of audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon PricewaterhouseCoopers Auditores Independentes (Price), as public accountant of the financial statements to ensure that they accurately represent the equity and financial condition of the Conglomerate, pursuant to the fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, Brazilian Central Bank, National Private Insurance Council – CNSP and Superintendence of Private Insurance – Susep.

Audit Committee’s Activities

The Audit Committee, as it is a Board of Directors’ advisory body, has been using existing structures at the Organization to establish a direct communication channel and a structured flow of information, with content and frequency, enabling its members to render their opinion on an independent basis about the internal control systems, the quality of financial statements and the efficiency of independent and internal audits.

The Audit Committee’s work program for 2007 has as focus the risks and more relevant processes for Bradesco Organization’s businesses.

In order to shape an opinion on the quality of the processes assessed, the main inherent risks and the effectiveness of the correspondent controls, the Committee has held meetings, duly recorded in minutes, comprising the control and risk management business areas in Brazil and abroad and with internal and independent auditors. Accordingly, the information on the issues deemed as relevant or critical are checked through different sources.

Internal Control System

Bradesco Organization’s Internal Control System is adequate to the size and complexity of its businesses and was structured so that the controls ensuring the efficiency of its operations, financial reports generating systems and the observance of the internal and external rules, to which the transactions are subject to.

The Internal Control System is periodically evaluated in order to identify issues deserving improvements to better serve businesses and the good risk management practices at Bradesco Organization. The projects recommended by Section 404 of U.S. Sarbanes-Oxley Act were concluded within the terms required by the U.S. Securities and Exchange Commission in relation to the foreign companies quoted on the New York Stock Exchange and contributed to the improvement of the Organization’s internal control environment, audited and certified by PricewaterhouseCoopers.

At meetings with various areas of the Organization, the Audit Committee had the opportunity to offer to those managers suggestions to improve their processes, observing the Management’s prompt commitment in the implementation of improvements deemed as necessary.

Independent Audit

The Committee discussed with independent auditors about the planning of their services at Bradesco Organization’s companies for 2007 and, during the 1st half, the Committee held meetings with teams in charge to understand the results and main conclusions of works carried out in the period.

The Committee considered that the works developed by the teams were adequate to the Organization’s businesses, requiring assessments focused on credit risk, market and actuarial controls, mainly with respect to mathematical/statistic models and the respective assumptions adopted by Bradesco Organization.

Internal Audit (General Inspector’s Department)

The Audit Committee requested to the Internal Audit to consider, in its planning for 2007, various works aligned to issues included in the Committee’s schedule for the year.

During the 1st half of 2007, the Internal Audit reported to the Audit Committee the results and main conclusions of its works. The internal audit team has been positively developing its works focused on risks and processes and properly answering the requests of Audit Committee, so that its members may have an opinion about the issues discussed.

Consolidated Financial Statements

The Committee held meetings with the General Accounting Department, Budget and Control Department and General Inspector’s Department to assess the monthly, quarterly and semi-annual financial statements. In these meetings, the aspects of preparing individual and consolidated interim balance sheets and balance sheets, notes to the financial statements and financial reports published jointly with the consolidated financial statements were analyzed and assessed.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance of the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of Quarterly Financial Information (IFTs) and semi-annual balance sheet, the Committee privately held meetings with Price, where they assessed the aspects of independence and control environment when generating the figures to be disclosed.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the half ended on June 30, 2007.

Cidade de Deus, Osasco, SP, August 3, 2007

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the 1st half of 2007, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial condition.

Cidade de Deus, Osasco, SP, August 3, 2007

Domingos Aparecido Maia
José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000® – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Certifications
List of Main, 10	in International Rules, 192
Activity-Based Costing (ABC Cost), 180	ISO, 178, 186
Activity-Based Management (ABM), 180	OHSAS, 186, 192
Accounts (see Clients)	SA 8000®:2001, 186
Checking, 84	Change
Savings, 85	in Number of Outstanding Stocks, 15
Affiliated Companies, 127, 266, 283	in Stockholders’ Equity, 232
Allowance/Provision	Channels – Bradesco Dia&Noite (Day&Night), 139
Breakdown of Loan Operations and of, 262	Charging, 174
x Delinquency x Loss, 155	Clients (see Accounts)
for Doubtful Accounts, 67, 263	Checking Accounts, 84
Alô Bradesco (Hello Bradesco), 178	Per Branch, 138
Analysis	Collection and Tax Payment, 174
Equity, 41	Committee
of the Adjusted Net Interest Income and	Audit, 292
Average Rates, 60	Compensation, 292
of the Statement of Income, 23	Compliance and Internal Controls, 292
Summarized Statement of Income, 13	Ethical Conduct, 292
Asset under Management, 86	Comparison Purposes, 243
Assets Bookkeeping, 176	Compliance, 147, 160
Awards (see Recognition), 94, 97, 100, 108, 181, 212	Compulsory Deposits, 1, 255
Balance Sheet	Consortium, 115
Banco Bradesco BBI, 111	Consumer Financing, 79
Banco Finasa, 109	Contents, 9
Bradesco Consórcios, 115	Contingencies, 243, 273
Bradesco Corretora de Títulos e Valores Mobiliários, 121	Controllership, 177
Bradesco Securities, 124	Corporate, 131
by Business Segment, 243	Corporate Governance, 147, 222
by Currency, 284	Corporate Strategy, 6
by Maturity, 285	Correspondent Banks (see Bradesco Expresso), 135
Comparative, 40	Corretora de Títulos e Valores Mobiliários, 121
Consolidated, 74, 227	Custody, 177
Highlights, 15	Customer Service Network, 137, 222
Insurance Companies, 90	Data Privacy and Protection Seal, 179
Leasing Companies, 113	Deferred Charges, 241, 268
Banco BMC, 237	Delinquency, 82
Banco Bradesco BBI, 111	Deposits
Banco Finasa, 109	by Maturity, Breakdown of, 84, 269
Banco Postal, 134	Demand, 84, 269
Basel (see Capital Adequacy), 17, 149, 164, 287	Savings, 85, 269
Board	Derivative Financial Instruments
of Directors, 292	Securities and, 4, 246, 284
of Executive Officers, 292	Derivatives, 4, 240, 246, 252, 288
Borrowings and Onlendings, 272	Dividends (see Interest on Own Capital), 15, 279
Bovespa (see Ibovespa), 122, 185	Dividend Yield, 19
Bradesco Auto/RE, 98	Dow Jones Sustainability World Index, 185
Bradesco Capitalização, 104	Employee
Bradesco Dia&Noite (Day&Night), 139	Benefits, 198, 288
Bradesco Empresas, 132	Number of, 200
Bradesco Expresso, 135	Environment, 187
Bradesco Saúde, 96	Equator Principles, 185
Bradesco Securities, 124	Events, 220
Bradesco Seguros e Previdência, 90	Executive Committee
Bradesco Vida e Previdência, 100	Disclosure, 292
Bram	Loan, 152
Asset under Management, 86	Expenses
Branches, 137	Administrative, 69, 282
Capital Adequacy (see Basel), 17, 164, 286	for Allowance for Doubtful Accounts, Net of
Capital Allocation, 164	Recoveries of Written-off Credits, 263
Capital and Reserves, 220	for Borrowings and Onlendings, 272
Cards, 165	Operating, 282
Cash	Personnel, 69, 200, 281
Flow, 234	Personnel Expenses by Business Segment, 201
Generation, 16	Prepaid, 241, 266
Cash Management	Selling, 93
Solutions, 173	Tax, 282
Certificated Savings Plans, 104	Federal Funds Purchased and Securities Sold under
Agreements to Repurchase, 269

Financial Statements, 219	List of Main Abbreviations, 10
Financial Instruments, 240, 252, 254, 283	Loan Granting, 152
Finasa Sports	Loan Portfolio (see Loan Operations), 78, 153
Program, 190, 226	by Activity Sector, 261
Fiscal Council, 292, 296	by Business Segment, 81
Fone Fácil (Easy Phone), 142	by Maturity, 256
Foreign	by Rating, 83
Branches and Subsidiaries, 169, 173	by Risk Levels, 258
Public Issuances, 173	by Type, 81, 256
Trade Portfolio, 172	Concentration of, 261
Foreign Exchange	Consumer Financing, 79
Change in Net Interest Income Items plus	Corporate, 80
Exchange Adjustment, 59	Individuals, 79
Portfolio, 264	Methodology Used for Evaluation of, 153
Result, 265	Movement of, 82
Foreign Exchange Portfolio, 264	Performance Indicators, 83
Foreign Trade	Quality, 154
Portfolio, 172	Renegotiation, 263
Fundação Bradesco, 209, 225	Market(s)
Funding, 84, 221	Capital, 112, 176, 221
and Assets Managed, 18	Export, 171
x Expenses, 62	Import, 171
Funds	Risk Management, 147, 224, 284
Available, 245	Segmentation, 131
from Issuance of Securities, 270	Value, 2, 15, 19
Glossary of Technical Terms, 297	Market Share, 17
Global Compact, 185	Brazilian Savings and Loan System (SBPE), 85
GoodPriv@cy, 179	Customer Service Network, 137
Goodwill, 268	Export, 170
Guarantees of Technical Provisions, 277	Import, 170
Highlights, 15	Income from Private Pension Plans, 100
Human Resources, 191, 226	Income from Certificated Savings Plans, 105
Ibovespa, 20, 21	Insurance Premium, 91
Income	Private Pension Plans and VGBL
Analysis of the Statement of, 23	Investment Portfolio, 102
Breakdown, 58	Technical Provisions (Certificated Savings Plans), 105
Fee and Commission, 68, 281	Management Bodies, 292
for the Period, 220	Mergers and Acquisitions, 112
from Interbank Investments, 245	Minority Interest, 278
Non-operating, 283	Money Laundering
on Retained Premiums, 278	Prevention and Fight Against, 161
Operating (Other), 282	Net Income, 12
Statement of, 22,54,55,231	Net Interest Income
Summarized Analysis of the Statement of, 13	Analysis of, 60
Variation in the Main Statement of Income Items, 58	Total Assets x, 61
Index	Variation in Items Composing the, 59
Bovespa’s Corporate Sustainability – ISE, 185	Non-Operating Assets, 265
Notes to the Financial Statements, 236	Notes to the Financial Statements
Indicators, 1	Index, 236
Financial Market, 64	Ombudsman, 178
Loan Portfolio, 83	Operating Companies, 89
Other, 72	Operating Efficiency, 70
Social, 215	Operations, 237
Information Security, 161, 224	Insurance, Private Pension Plans and
Information Technology (IT), 146	Certificated Savings Plans, 276
Insurance Companies, 90	Loan, 78, 221, 255
Integrated Management System – ERP, 181	Structured, 112
Interbank Accounts, 255	Organization Chart
Interbank Investments, 239, 245	Administrative Body, 128
Interest on Own Capital, 279	Corporate, 126
Internal Controls, 149, 160, 223, 292	Other Assets, 265
International Area, 169	Other Receivables, 264
Internet, 143	Pay Out, 20
Banking – Transactions, 144	Policies
Banking – Users, 144	Critical Accounting, 4
Investment Funds, 87	of Loan, 152
Investments	Significant Accounting, 239
Composition of, 267	Premiums
in Infrastructure, IT and Telecommunications, 146	Earned by Insurance Line, 92
Lawsuits	Income on, 278
Civil, Labor and Tax, 273	Insurance, 91
Corporate, 178	Presentation of the Financial Statements, 237
Leasing, 113	Prime, 133
Companies, 113	Private, 132

Private Pension Plans, 100	Self-Service Network
Profitability, 56	ATMs, 137
Project Finance, 112	Bradesco Dia&Noite (Day&Night), 139
Property, Plant and Equipment in Use and	ShopCredit, 145
Leased Assets, 268	ShopInvest, 145
Qualified Services to the Capital Markets, 177
Quality Management – Certifications	Sites, 143
NBR ISO 9001:2000, 178	Social Activities, 209
Ranking, 130	Social-Cultural Events, 191
Ratings, 129	Social Inclusion, 195
Bank, 129	Social Report, 215
Insurance and Certificated Savings Plans, 130	Sponsorships, 95
Loan Operations, 83	Statement
Sustainability, 184	of Cash Flows, 234
Ratio	of Changes in Financial Position, Consolidated, 233
Capital Adequacy (Basel), 17, 164, 286	of Changes in Stockholders’ Equity, 232
Claims, 91, 93	of Value Added, 16, 235
Combined, 91	Statement of Income, 13, 14, 22
Coverage, 56, 67, 71	Analysis of, 23
Expanded Combined, 91	Banco Bradesco BBI, 111
Fixed Assets to Stockholders’ Equity, 16, 268	Banco Finasa, 109
Operating Efficiency, 56, 70	Bradesco Consórcios, 115
Pay Out, 20	Bradesco Corretora de Títulos e Valores Mobiliários, 121
Performance, 17, 91	Bradesco Securities, 124
Selling, 91, 93	by Business Segment, 243
Stocks Valuation, 21	Consolidated, 54, 55, 231
Reclassifications (see Comparison Purposes), 243	Insurance Companies, 90
Recognition (see Awards), 94, 97, 100, 108, 181, 212, 226	Leasing Companies, 113
Renegotiation	Stocks
Portfolio of, 264	Bradesco, 18, 21
Report	Change in Number of, 15
Fiscal Council, 296	Movement of Capital Stock, 279
Independent Auditors, 218, 293	Number of, 15, 18
Management, 220	Performance of, 15, 21
Responsibility	Treasury, 18, 281
Social-Environmental, 183, 225	Stockholders
Results	Main, 126
By Business Segment, 58	Number of, 18
Exchange, 265	Stockholders’ Equity
Retail (Varejo), 134	(Parent Company), 278
Retained Claims, 93	Subordinated Debt, 275
Returns	Subsidiaries
on Stockholders’ Equity, 12, 57	Main, 127
on Assets, 57	Movement of Investments, 266
Risk	Transactions with, 283
Capital, 164, 286	Sustainability, 184
Credit, 147, 224, 283	Tax Credits
Levels, 258	Expected Realization of, 291
Liquidity, 147, 285	Not Triggered, 291
Management, 147, 283	Origin of, 290
Market, 147, 224, 284	Taxes on Income, 1, 5, 241, 289
Operating, 94, 162, 225	Calculation of Charges with, 289
Risk Factors, 2, 158, 285	Technical Provisions, 277
Risk Management, 147, 224, 283	Telecommunications, 146
Savings (see Accounts)	Training, 201
Accounts, 85	Transactions
Accounts Deposits, 85	ATM Network, 139
Securities (TVM), 124	Fone Fácil, 142
Classification of, 77, 246	Internet, 143
and Derivative Financial Instruments, 246, 283	Number of (Banco Postal + Correspondent Banks), 136
Market Value of, 288	with Parent Companies, 283
Portfolio Breakdown by Issuer, 77, 247	Value
Portfolio Breakdown by Maturity, 248
Segment and Category, 77, 246, 248	Added, 16, 235
x Income on Securities Transactions, 61	Market, 19
Segmentation	Market (TVM), 288
Bradesco Corporate, 131	VaR, 158, 285
Bradesco Empresas (Middle Market), 132	Vida e Previdência (Private Pension Plans), 100
Banco Postal, 134
Bradesco Prime, 133
Bradesco Private, 132
Bradesco Varejo (Retail), 134
Market, 131

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 - 1º andar
CEP 01310-917 - São Paulo-SP
Brazil

www.bradesco.corn.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.